P.E 5/6/2002

As filed with the Securities and Exchange Commission, May 6, 200_

02033932

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

MAY 6 2002

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

LTD

HMV Group plc

(Exact Name of Registrant as Specified in Its Charter)

England and Wales

(Jurisdiction of incorporation or organization)

Shelley House, 2-4 York Road, Maidenhead, Berkshire SL6 1SR

(Address of principal executive offices)

PROCESSED
MAY 2 2 2002
P THOMSON FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark where the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ____________)

Enclosure:

Extract from the Company's prospectus filed with the UKLA on April 24, 2002.

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FORWARD-LOOKING STATEMENTS

This document includes "forward-looking statements" within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the US Private Securities Litigation Reform Act of 1995. All statements (other than statements of historical fact) included in this document, regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services), or any statements preceded by, followed by or that include the words "targets", "believes", "expects", "aims", "intends", "plans", "seeks", "will", "may", "anticipates", "would", "could", "continue" or similar expressions or the negative thereof, are forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The Company cautions investors not to place undue reliance on its forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. The important factors that could cause the Company's actual results, performance or achievements to differ materially from those in a forward-looking statement include, but are not limited, to those set out in the sections entitled "Risk factors", "Operating and financial review and prospects" and "Profit forecast." These forward-looking statements speak only as at the date of this document. Should there be any significant change prior to Admission affecting any matter contained in this document or a significant new matter arises prior to Admission, these will be reflected in a supplementary prospectus. In light of these risks, uncertainties, assumptions and other factors, the forward-looking events described in this document might not occur. Additional risks that the Company may currently deem immaterial or that are not presently known to the Company could also cause the forward-looking events discussed in this prospectus not to occur. The Company (and any other person responsible for the production of this document or any matter contained herein) expressly disclaims any obligation or undertaking to update or revise any forward-looking statements contained herein to reflect any change in their expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, unless required to do so by the Financial Services and Markets Act 2000, the Listing Rules or federal securities law or the rules of any other securities regulatory authority.

MARKET GROWTH AND INDUSTRY DATA

Market data used in this document was obtained from the Company's internal surveys and industry surveys and publications. Industry surveys and publications generally state that the information contained in them has been obtained from sources believed to be reliable. The Company has not independently verified such data. Whilst the Company has compiled and extracted market data, it can provide no assurances as to the accuracy and completeness of such information and takes no responsibility for such data. Similarly, while the Company believes that the internal surveys are reliable, they have not been verified by any independent sources and the Company can provide no assurances as to their accuracy.

CURRENCY AND FINANCIAL STATEMENT PRESENTATION

Unless otherwise indicated, all references in this document to "pounds sterling", "£", "pence" or "p" are to the lawful currency of the United Kingdom and references to "US Dollars", "$" or "US$" are to the lawful currency of the United States. The Company prepares its financial statements in pounds sterling.

Unless otherwise indicated, financial information in this document, including the pro forma financial information in Part 5 and the profit forecast in Part 6, has been prepared in accordance with UK GAAP. UK GAAP differ in certain significant respects from US GAAP. A summary of the principal differences between UK GAAP and US GAAP is set out in Part 7.

Certain financial data in this document has been rounded.

The Company's financial year normally comprises 52 weeks ending on the last Saturday prior to, or falling on, 30 April. Periodically, a 53rd week is necessary to realign the accounting year with the calendar.

Certain terms used in this document are defined and certain technical and other terms used in this document are explained, in "Definitions and glossary" in Part 9 of this document.

CONTENTS

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Key information

OVERVIEW

The Group is one of the world's leading retailers of music and video (primarily DVD and VHS) and the leading retailer of books in the United Kingdom and Ireland in terms of total sales. As of 26 January 2002, it operated 325 HMV stores selling music, video and games in nine countries and 197 Waterstone's book stores, principally in the United Kingdom and Ireland. Total sales for the Group for the 52 weeks ended 28 April 2001 were £1,542.7 million and for the 39 weeks ended 26 January 2002 were £1,293.9 million.

Music is the Group's largest product category, accounting for 49% of Group sales for the 39 weeks ended 26 January 2002. Books, which comprise the vast majority of Waterstone's sales, contributed 26% of Group sales in the same period. The rapid growth of DVDs has increased the proportion of the Group's sales contributed by video to 19% for the 39 weeks ended 26 January 2002, while games, which are almost entirely confined to HMV's stores in Europe, accounted for 4% during the same period.

The Group is a focused international retailer which is highly selective about the countries in which it operates. The Group's principal businesses are in the United Kingdom, Japan and Canada, which are three of the world's six largest music markets in terms of sales. The United Kingdom contributed 63% of Group sales and 76% of Group EBITDA for the 52 weeks ended 28 April 2001 and 68% of Group sales and 81% of Group EBITDA for the 39 weeks ended 26 January 2002.

HMV and Waterstone's are strong brands, recognised for range authority, product knowledge, customer service and a stimulating retail environment.

STRATEGY

The Group's vision is to be the most successful international retailer of music, books and video. While HMV and Waterstone's each have their own distinct strategic priorities designed to attain certain objectives in the context of their respective businesses, the Directors believe that they have many features in common. The Directors have seven key objectives to realise the Group's vision:

➤ **Apply the HMV "blueprint" across the Group**

The HMV UK business model has been continually refined and improved over the last ten years to produce what the Directors believe to be a world-class retailer. The application of the HMV UK blueprint throughout the Group's operations, both internationally and across the Waterstone's business, is a fundamental component of the Group's overall strategy.

The Directors believe there is considerable scope to improve financial performance through the application of the successful HMV blueprint across the Group's international operations. The Directors believe that the TRACK system provides an important management tool that will facilitate implementation of this strategy.

The Directors also intend to apply the HMV blueprint to Waterstone's to develop a more effective organisational culture, to implement operational improvements, to improve store layouts and to continue to develop a more commercially focused marketing strategy, including regular promotional campaigns.

➤ **Secure leadership in chosen markets**

HMV had 135 stores in the United Kingdom as at 26 January 2002. The Directors believe that there are opportunities to increase significantly HMV's UK market share both by opening new stores and refitting and expanding existing store locations. The Directors believe that, in the medium term, there is capacity for a total of over 200 HMV stores in the United Kingdom.

The Directors also believe there is significant capacity for organic store growth in HMV's principal international markets, particularly in Japan (where the market is highly fragmented), but also in Canada. The Directors believe that in the medium term there is capacity in Japan to increase the number of HMV stores from the current 34 stores to over 100 stores. The Directors intend to continue growing HMV's operations in these markets by leveraging HMV's existing experience to increase market share and benefit from greater economies of scale.

Waterstone's focus is on generating growth and increased profitability principally from its existing store portfolio.

➤ **Deliver unrivalled authority**

The Directors intend that, in their respective catchment areas, HMV and Waterstone's stores will deliver leading market share through superior range, customer service and product knowledge.

➤ **Achieve superior financial performance**

The Directors believe the Group can generate superior financial performance by achieving "best in class" operational standards.

The focus for Waterstone's operational improvements, which will continue to be based on the HMV blueprint, includes enhanced stock monitoring, a shift in emphasis from local to central purchasing and the introduction of more efficient returns process. These improvements have already resulted in significantly reduced working capital requirements and enhanced profitability for Waterstone's.

➤ **Exploit new product opportunities**

New product formats are an important driver of growth for HMV, which has a strong track record of the early adoption of new product formats, thereby capturing market share.

In the United Kingdom, HMV's early adoption of the DVD format has contributed to it becoming the market leading DVD retailer in terms of sales. In its international operations, despite a historically low presence in the video market, HMV has captured a much higher market share in DVD than it has in VHS. HMV UK has proactively invested in its games category to exploit market growth driven by new consoles, and has increased its market share in this area from 6.6% in 2000 to 9.3% in 2001.

The Directors also intend to expand Waterstone's product offering on a selective basis to include certain non-book products, such as book-related videos and a wider range of greeting cards, gift wrap and calendars.

➤ **Embrace alternative distribution channels and technologies**

The Group has made a total cash investment of £17 million in developing HMV Online. HMV continues to experiment with both promotional and paid-for digital downloads and instore "CD burning" kiosks. HMV believes that there are many barriers to the development of these alternative distribution channels, but that it is well-positioned to be a leading consumer-facing brand should they become viable.

➤ **Optimise store portfolio**

The Directors intend to ensure that the Group has a suitably positioned, sized and configured store portfolio tailored to local markets to maximise long-term returns.

Recent improvements to Waterstone's store layouts, which have been based on the HMV blueprint, have included minor refits to increase the visibility and accessibility of promotional stock and the display of bestsellers. The overall attractiveness of the stores is being improved through better lighting, brighter interiors and relocation of cash registers. The Directors are planning a more extensive programme of Waterstone's store refurbishment.

SUMMARY FINANCIAL AND OPERATING DATA

The table below sets out summary financial information for the HMV Group for the periods indicated. Save for the data relating to number of stores and total square footage, the data has been extracted without material adjustment from the Accountant's Report in Part 4 of this document which has been prepared in accordance with UK GAAP. UK GAAP differ in certain significant respects from US GAAP. A summary of the principal differences between UK and US GAAP is set out in Part 7 of this document. As the table below is only a summary, investors are advised to read the whole of this document and not rely on just the key or summarised information.

Summary financial data

	52 weeks ended 24 April 1999 £ million	53 weeks ended 29 April 2000 £ million	52 weeks ended 28 April 2001 £ million	39 weeks ended 27 January 2001 £ million	39 weeks ended 26 January 2002 £ million
Net Sales					
HMV	868.2	986.3	1,138.4	870.9	970.8
Waterstone's	390.6	403.9	404.3	316.1	323.1
	1,258.8	1,390.2	1,542.7	1,187.0	1,293.9
Cost of sales	(1,104.9)	(1,235.0)	(1,377.8)	(1,055.1)	(1,131.8)
Gross profit	153.9	155.2	164.9	131.9	162.1
Administrative expenses	(68.7)	(74.7)	(88.0)	(65.5)	(73.2)
Other operating income (expense)	0.8	(0.1)	0.2	—	—
Associate	(1.3)	—	—	—	—
Profit before interest, tax and exceptional items	84.7	80.4	77.1	66.4	88.9
Analysed between:					
HMV	46.2	55.0	58.5	47.7	67.2
Waterstone's	39.8	25.4	18.6	18.7	21.7
Associate	(1.3)	—	—	—	—
	84.7	80.4	77.1	66.4	88.9
EBITDA					
HMV	69.0	80.9	89.0	70.7	87.7
Waterstone's	49.6	36.0	30.3	27.4	30.7
Associate	(1.1)	—	—	—	—
	117.5	116.9	119.3	98.1	118.4

Summary operating data

	As at 24 April 1999	As at 29 April 2000	As at 28 April 2001	As at 27 January 2001	As at 26 January 2002
Number of stores					
HMV	275	297	312	315	325
Waterstone's	208	208	204	204	197
	483	505	516	519	522
Total retail square feet ('000s)					
HMV	1,668	1,774	1,862	1,885	1,907
Waterstone's	1,260	1,329	1,327	1,327	1,298
	2,928	3,103	3,189	3,212	3,205

CURRENT TRADING & PROSPECTS

The information in relation to the interim results for HMV Group for the 39 weeks ended 26 January 2002 is set out in Part 4 of this document. Since 26 January 2002, the UK book market has softened. Nevertheless, Waterstone's has continued to increase market share and profitability, which is in line with the Directors' expectations. The Directors forecast that for the 52 weeks ending 27 April 2002 the Group's turnover will be approximately £1,650 million, EBITDA (before exceptionals) will not be less than £145 million and operating profit (before exceptionals) will not be less than £105 million. Further details are set out in Part 6 of this document.

The Directors view the prospects of HMV Group for the current financial year and the forthcoming financial year with confidence and believe that the Group's existing businesses and future plans position it well to take advantage of the substantial opportunities available to strengthen the Group's market position, exploit new product opportunities and embrace new distribution channels.

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RISK FACTORS

Prior to investing in the Ordinary Shares, prospective investors should consider, together with the other information contained in this document, the factors and risks attaching to an investment in the Company including, in particular, the factors set out in the section entitled "Risk factors."

REASONS FOR LISTING AND USE OF PROCEEDS

The Company is seeking a listing and making the Global Offer in order to reduce debt, to provide greater flexibility in funding future capital expenditure, and to assist in further incentivising its employees.

The net proceeds from the issue of new Ordinary Shares being offered by the Company in the Global Offer are estimated to be approximately £351.0 million after deduction of underwriting commissions and expenses payable by the Company. The Company will not receive any of the net proceeds from the sale by the Selling Shareholders of existing Ordinary Shares in the Global Offer.

The Company also intends, as soon as reasonably practicable following Admission, to repay its existing senior bank facilities from a new £275.0 million term facility and a new £150.0 million revolving credit facility to be made available under the New Senior Facility Agreement. These new facilities are conditional, amongst other things, on Admission and on the Company's receipt of the gross proceeds from the Global Offer. Details of the New Senior Facility Agreement are set out in paragraph 10(e) of Part 8 of this document.

The Company intends to use the net proceeds received from the Global Offer and a portion of the funds received from the New Senior Facility as to an estimated £246.8 million for the purchase of the Notes pursuant to the Tender Offer and the legal defeasance of any remaining Notes and as to £107.3 million for the redemption of the senior preference shares (assuming no conversion of such shares into Ordinary Shares). Pursuant to the HMV Acquisition Agreement dated 25 February 1998, a sum of £25 million will become payable by the Company to EMI on Admission and up to a further £25 million may be payable to EMI depending upon the Offer Price. The further £25 million will be payable in full if the Offer Price is set within or above the Offer Price Range.

By the Tender Offer Statement, the Company launched the Tender Offer for the purchase of the Notes and a solicitation of consents for amendments proposed to be made to various documents relating to the Notes.

The Tender Offer Total Consideration, as defined in the Tender Offer Statement payable to holders of Notes who validly tender their Notes is to be determined in accordance with the Tender Offer Statement, including the additional Tender Offer Consent Payment for holders of Notes who validly tender and deliver related consents with respect to their Notes on or before the Tender Offer Consent Date. Holders who validly tender their Notes and deliver related consents after the Tender Offer Consent Date but on or before the Expiration Date will be eligible to receive the Tender Offer Total Consideration less the Tender Offer Consent Payment. Payment in respect of tendered Notes will be made as soon as practicable following the Company's receipt of the proceeds of the Global Offer.

The Global Offer and consummation of the Tender Offer are each conditional on receipt by the Company of valid tenders of, and delivery of the related consents with respect to, at least a majority of the aggregate principal amount of the outstanding Sterling Notes and Dollar Notes, respectively, prior to the Expiration Date. The Company intends to legally defease any Notes not accepted for payment pursuant to the terms of the Tender Offer immediately upon consummation of the Tender Offer.

The Tender Offer is also conditional, amongst other things, on Admission and on the receipt of the proceeds of the Global Offer. Further details of the Tender Offer, including an explanation of the Company's estimate of £246.8 million as the amount payable in respect of the Tender Offer and legal defeasance of any remaining Notes and of the legal defeasance procedure, are set out in paragraph 10(g) of Part 8 of this document.

The Global Offer is also conditional on the Underwriting Agreement becoming unconditional and not being terminated in accordance with its terms and on the passing of certain resolutions to be proposed at the Extraordinary General Meeting of the Company convened for 8 May 2002, details of which are set out in paragraph 3.2 of Part 8 of this document.

The Company intends to redeem within 60 days of Admission all the then outstanding senior preference shares. The rights held by the senior preference shares pending redemption are set out in paragraph 6.2 of Part 8 of this document.

DIVIDEND POLICY

The Directors intend to adopt a progressive dividend policy taking into account the long-term earnings potential of the Group, whilst maintaining appropriate levels of dividend cover. It is envisaged that interim dividends will be paid by the Company in March and a final dividend in October of each year, and that any interim dividend will represent approximately one quarter of any expected total annual dividend. The first dividend to be paid by the Company following the Global Offer will be the interim dividend in respect of the 52 weeks ending 26 April 2003, which is expected to be paid in March 2003.

Assuming that the capital structure of the Group, following Admission, had been in place for the 52 weeks ending 27 April 2002, the Directors would have expected to have recommended a total cash dividend for the 52 weeks ending 27 April 2002 of 3.7 pence per Ordinary Share.

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RELATIONSHIP WITH EMI AND ADVENT

After the Admission, the interests of EMI and the Advent Funds in the Company will depend on the number of existing Ordinary Shares they sell in the Global Offer and pursuant to the Overallotment Option. It is possible (although not the current expectation) that either or both of EMI and the Advent Funds may sell their entire holding of Ordinary Shares in the Global Offer.

HMV carries on business independently of its principal shareholders. Although following the Global Offer the Company will continue to be a party to various agreements with EMI (summarised in Part 1 below), these agreements are at arm's length and on normal commercial terms and their continuance is not dependent on EMI maintaining any particular level of shareholding in the Company.

Eric Nicoli, who is a director of EMI Group plc, and Steven Tadler, who is a director of Advent International plc, will continue as directors of the Company following the Global Offer. However, under the Articles of Association of the Company, which will become effective upon Admission, neither EMI nor Advent Funds will have any right to appoint a director to the Board, following conversion upon Admission of the preferred shares held by them into Ordinary Shares.

Mr Nicoli has confirmed to the Directors that, in recognition of his position as Chairman of the Company and Chairman of EMI Group plc, in proceedings of the Board of Directors of the Company in which any conflict arises between the interests of the Company and the interests of EMI Group plc (or any of its subsidiaries), he will abstain from voting.

He has also confirmed that, to the extent in future he is made aware (other than in his capacity as a director of the Company or of EMI Group plc) of business opportunities that would be suitable to be pursued by either the Company or EMI Group plc, he will inform the Company and EMI Group plc on an impartial basis of each such opportunity and will not participate in discussions in the Board of either company relating to such opportunity for so long as any conflict between the interests of the two companies persists.

Risk factors

It is important to consider the risks described below before purchasing Ordinary Shares. If any of the following risks actually occur, the Group's business, financial condition or results of future operations could be materially and adversely affected. In such case, the trading price of the Ordinary Shares could decline.

This document also contains forward-looking statements that involve risks and uncertainties. The Group's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by the Group described below.

RISKS RELATING TO THE HMV AND WATERSTONE'S BUSINESSES

The Group faces strong competition in each of its markets

The retail music, video and book businesses are highly competitive. The Group competes with a variety of other retail merchandisers, including large and medium-sized specialist chains, general retailers such as department stores and electronics stores, and a range of non-traditional sources such as supermarkets, discount retailers, mail order retailers and book clubs. The Internet has also become an established channel for retailing of all media categories sold by the Group. A number of the Group's competitors in each of the music, video and book markets have large retail networks and greater financial resources than the Group. Some of these competitors have adopted aggressive pricing strategies designed to achieve high penetration rates. See Part 1: "Business of HMV Group plc – HMV Business Overview – Competition" and "Business of HMV Group plc – Waterstone's Business Overview – Competition".

Competition in the UK games market is also intense, where the market is led by Game/Electronics Boutique. There are several other specialist games retailers, and a large number of general retailers who carry a small range of best selling products.

In addition, significant efforts across the music industry are currently directed towards the development of technology that allows for the purchase of music through a digital download via either the Internet or from an in-store kiosk. HMV faces competition from companies selling music via digital distribution, and such technologies are likely to be extended to video, games and books. See "– Changes in technology could negatively impact the Group's business" below.

The Group's businesses are sensitive to general economic conditions and other external factors

The success of the Group's operations depends to a significant extent upon a number of factors that affect discretionary consumer spending (including economic conditions and perceptions of such conditions by consumers) within the economy as a whole and in regional and local markets where the Group operates. Music sales in particular are sensitive to economic conditions. Although the Directors believe that HMV's focus on higher spending, more committed customers reduces its exposure to such conditions, HMV's sales have been impacted adversely by recessions in the past.

Other external factors include educational spending (primarily in the book markets), demographics, leisure time, unemployment levels, wages and salaries, business conditions, interest rates, availability of credit and taxation across both businesses. Accordingly, any change in those conditions that leads to a decline in consumer spending on music, books and video could have a material adverse effect on the Group's business, financial position and results of operations and its ability to fund its expansion strategy.

Sales of music products are also influenced on an industry-wide basis by trends in music and artist popularity, the introduction and expansion of music categories, new music technology, the number of popular new music releases, the airplay given to particular releases by radio stations and music video channels, consumer behaviour and the prices of music products, among other factors. Since sales of music products are partly dependent upon the availability of hit products, the music industry can often experience trends that do not follow cycles in the general economy. It is not possible to determine the timing of these trends or the future availability of hit products. Similar trends are also a factor in the video and book markets. Also, while the UK music market has experienced growth in recent years, the global music market declined in sales by 5% in 2001.

The United Kingdom currently applies a zero-rate of value added tax ("VAT") on books. If the United Kingdom were to introduce a higher rate of VAT on books, Waterstone's sales could be materially impacted.

Changes in technology could negatively impact the Group's business

The music and video industries are affected by changes in entertainment technology. While technological advances such as CDs, and more recently DVDs, have had a favourable impact on industry growth in the past, there can be no assurance that future advances will continue to have a favourable impact on entertainment retailers. Furthermore, industry data indicates that CD penetration in some of the Group's major markets may have peaked and, therefore, further conversion to CDs is no longer a factor in the growth of the music market.

Technology to allow downloading of music files to computer hard drives and MP3 players and "CD burning" has become increasingly available in recent years. The Directors believe that digital downloading so far has not had a significant impact on CD sales, largely because the process is time consuming. However, broad-band Internet access will facilitate the downloading of music and as access to broad-band facilities increases, this could have a significant impact on traditional retail music sales.

Although the Directors believe that significant disintermediation by record companies is unlikely, record companies could use paid-for digital downloading to sell directly to consumers.

Music piracy has had an adverse effect on retail music sales in many markets. On a global basis, it is estimated that 50% of music in unit terms was acquired through piracy in 2001, according to the International Federation of Phonographic Industry ("IFPI"). However, in the principal countries in which the Group operates, it is estimated that under 10% of music is acquired through piracy. Digital downloading of music through P2P websites (a form of music piracy), was first brought to the attention of the public through Napster, which subsequently faced court action for breach of copyright.

There can be no assurance that digital downloading, "CD burning", or music piracy will not adversely impact the Group's business, financial position and results of operations in the future, particularly if broad-band is made widely available.

The Group's business experiences seasonality and quarterly fluctuations

The Group's business is highly seasonal, with sales generally highest in the third financial quarter (November, December and January), which includes the Christmas season, and lowest in its first financial quarter (May, June and July).

During the 52 weeks ended 28 April 2001 approximately 35% of the Group's sales and approximately 83% of the Group's operating profit were generated in the third financial quarter. The Group generated a much lower level of profits in its first and second quarters (May through October). The Directors do not anticipate any significant changes in the seasonality of the Group's businesses in the foreseeable future. However, changes in the number or timing of store openings or other factors may result in different seasonality trends.

Less than satisfactory net sales for the Christmas season in either HMV or Waterstone's could have a material adverse effect on the Group's financial condition or results of operations for the year. Any interruption or disruption to the business during the Christmas season, for example as a result of severe weather conditions or a problem in obtaining supplies, could adversely affect sales.

The Group depends on key personnel and may be unable to attract and retain high quality employees

The Directors believe that the Group's continued success will depend to a significant extent upon the efforts and abilities of its senior executive management, including Messrs. Giles, McLaughlin and Bright, as well as certain other key officers of the Company and of its subsidiaries. The loss of the services of such individuals, or of other key officers, could have a material adverse effect on the Group. The Company has entered into service contracts with Messrs. Giles, McLaughlin and Bright, which limit the ability of such Directors to compete with the Group in the event of their departure. The contracts provide for minimum notice periods of 12 months for Messrs. Giles and Bright and, with respect to Mr McLaughlin, 12 months if notice is given by the Company and six months if notice is given by Mr McLaughlin. See paragraph 8 of Part 8. The Group does not have key man insurance policies.

Competition for high quality employees in both the book and music markets is intense. As competition intensifies for such employees, the Group could face increasing difficulties in maintaining the calibre of its employees. In addition, the intense competition may result in higher labour costs. Given the Group's focus on providing a superior level of customer service and its decentralised management structure, any significant tightening of the labour market could have a material adverse effect on its business, financial condition or results of operations.

The Group may face difficulties in implementing its expansion strategy

The growth of the Group's sales and profits in the future will depend, in part, on HMV's ability to expand its operations through the opening of music and video stores in existing markets and to operate those stores profitably. HMV's ability to achieve its expansion goals will depend on a number of factors, including HMV's ability to identify and secure suitable store locations on acceptable terms, open new stores in a timely manner, hire, train and retain additional store and supervisory personnel, integrate new stores into its operations on a profitable basis and obtain appropriate financing. HMV's ability to expand will also depend on factors including consumer spending trends in the book and music industry and general economic conditions.

There has been, and the Group anticipates that there will continue to be, significant competition among retailers for desirable store sites and qualified personnel in HMV's existing markets. Furthermore, in order to manage its planned expansion HMV will need to continually evaluate the adequacy of its store management procedures, financial controls and information systems. Accordingly, there can be no assurance that HMV will be able to achieve its expansion goals on a timely or profitable basis.

The Group may be unable to secure and retain attractive real estate; if sales decrease profitability will be disproportionately affected due to the long-term nature of its lease commitments

The availability of good quality real estate in prime areas at commercially reasonable rates is critical to the performance of the Group's music and book operations. The historic performance of each of HMV and Waterstone's has been due in part to the past success of each business in securing high-quality sites. The Group's ability to grow and to achieve its performance goals depends significantly on its ability to continue to secure such sites in increasingly competitive markets both in the United Kingdom and abroad. Furthermore, due to the nature of music and book retailing, if competitors are able to secure the high-quality sites, such competitors may be able to gain significant market share and may effectively restrict the Group's ability to grow.

The Group's portfolio is comprised entirely of leased properties. In the United Kingdom many of the Group's leases have terms of around 15 years or more. Most are subject to periodic rent reviews, which allow for upwards adjustment only. If sales decline, whether as a result of economic conditions or otherwise, the Group would not immediately be able to reduce its lease cost base and would be constrained in doing so over the long term.

A number of the Group's property leases, particularly those for Waterstone's academic stores, have no renewal rights upon expiry. Also, most of HMV's leases in Japan are short term, as is common in Japan. Although HMV and Waterstone's have historically effectively managed their respective real estate portfolios so as to limit the risks inherent in renegotiation, the Group's profitability could be adversely affected if leases for sites are not renewed.

Any significant alterations in the Group's rental terms, including rent and site renewals, could have a material adverse effect on the Group's business, financial condition and results of operations. See Part 1: "Business of HMV Group plc – Site Selection and Property Management".

The Group is exposed to risks as a result of its international operations

The Group has operations in 11 countries and, with respect to the HMV business, intends selectively to expand its operations within certain of these markets. The Group's business is subject to certain risks inherent in international operations, including exposure to exchange rate fluctuations, political and economic conditions, unexpected changes in regulatory environments, exposure to different legal standards, difficulties in staffing and managing operations and potentially adverse tax consequences.

HMV has experienced significant difficulties with its operations in the United States in recent years, along with most other music retailers in that market, due to a number of factors, including intense price competition, retail over-expansion and uncompetitive lease obligations.

The Group's business depends partly on acceptable terms from suppliers

The Group's financial performance depends partly upon the business terms HMV and Waterstone's can obtain from suppliers, including competitive prices, unsold product return policies, advertising and promotional allowances, freight charges and payment terms. The Group's failure to maintain acceptable business terms with its suppliers could adversely affect its ability to offer products to consumers at competitive prices and maintain its margins and profitability. To the extent that its suppliers rely on overseas sources for a large portion of their products, any event causing a disruption of imports, including the imposition of import restrictions in the form of tariffs or quotas or both and currency fluctuations, could hurt its business.

Results from application of the HMV blueprint to the Waterstone's business may not be successful in the future

One of Waterstone's principal strategies for increasing its share of the UK book market and improving profitability is to continue to apply "best practice" retail skills from the HMV blueprint to Waterstone's business. Waterstone's is focusing on a more effective sales and marketing strategy, improving operational standards and upgrading its store portfolio based on the HMV blueprint. Although the Directors believe that this strategy has resulted in initial improvements in the Waterstone's business, there can be no assurance that this strategy will continue to be successful in the future.

The Group depends on effective information systems

Each of HMV and Waterstone's must record and process a substantial volume of inventory management information quickly and accurately. HMV operates the TRACK system for inventory and range management in all of its 325 stores worldwide. Similarly, Waterstone's operates Phoenix, a book retailing version of TRACK, at all stores other than a few of the smallest. The Group has operated TRACK and Phoenix since 1998 and 2000, respectively, without any material problems. However, the Group expects that these systems will require continuous enhancements and ongoing investments as the Group continues to improve its systems to manage inventory. The inability of the Group to make any required system enhancement, to acquire new systems or to integrate new technology in a timely and cost effective manner could have a material adverse effect on the Group's business, financial condition and results of operations.

The Group must continue to meet its debt service obligations

With the proceeds of the Global Offer receivable by the Company, the Group will purchase Notes pursuant to the Tender Offer and legally defease the remaining Notes. It is intending also to refinance its Existing Senior Facilities with new facilities with a lower margin. On completion of the Senior Facilities Refinancing the Group's financing arrangements will include under the New Senior Facility Agreement a £275.0 million term loan facility and a £150.0 million revolving working capital facility. For more information on the terms of these New Senior Secured Facilities, see paragraph 10(e) of Part 8. In addition, subject to the restrictions contained in the instruments governing its indebtedness, the Group may incur additional debt from time to time to finance working capital, capital expenditures, acquisitions or other purposes.

The Group expects to finance required payments of principal and interest on the Group's indebtedness from its cash flow from operations. As is typical in such credit facilities, the New Senior Facility Agreement will include certain financial covenants. The Group's ability to meet its covenants and make scheduled payments of the principal and interest depends on the future performance of the Group's businesses, which will in turn be subject to financial, business, economic and other factors affecting the business and operations of each of HMV and Waterstone's, including factors beyond the Group's control, such as prevailing economic conditions in the different markets where the music and book businesses operate, and pressure from existing and new competitors.

The Group's relationship with EMI may create conflicts of interest

EMI is an important supplier to the Group. Following the Global Offer, it may retain a significant shareholding of the Company. Although the supply arrangement between EMI and the Group is at arm's length and on normal commercial terms, situations may arise where EMI's interests as supplier differ from the interests of shareholders as a whole. However, this has not given rise to any material conflict in the past.

The Group may be unable to protect its intellectual property, which could harm its brand and reputation

The Group regards the HMV and Waterstone's brands as critical to its marketing strategy. To protect its brands, the Group relies generally on trademark laws. Any failure by the Group to maintain or protect its brands or any restrictions on its continued ability to use its trademarks and/or service marks in any of its principal markets, could materially decrease the value of the Group's brands, which could have a material adverse impact on the Group's business. Further details are set out in paragraph 19 of Part 8 of this document.

RISKS RELATING TO THE ORDINARY SHARES

Shares available for future sale could adversely affect the price of the Ordinary Shares; share price could be volatile

The Group is unable to predict whether substantial numbers of Ordinary Shares in addition to those which will be available in the Global Offer will be sold in the open market following the termination of the "lock-up" restrictions in the Underwriting Agreement and other arrangements with shareholders (further details of which are contained in paragraph 9 of Part 8 of this document). In particular, there can be no assurance that after expiration of the "lock-up" arrangements, Advent Investors and EMI will not, subject to market conditions, reduce their ownership in the Company. Any sales of substantial numbers of Ordinary Shares in the public market, or the perception that such sales might occur, could materially and adversely affect the market price of the Ordinary Shares.

Following Admission, the market price of the Ordinary Shares could be subject to significant fluctuations due to a change in sentiment in the stock market regarding the Ordinary Shares or securities similar to them or in response to various facts and events, including any regulatory changes affecting the Group's operations, variations in the Group's half-yearly or yearly operating results and business developments of the Group or its competitors.

There has been no prior public trading market for the Ordinary Shares

Prior to the Global Offer, there has been no public trading market for the Ordinary Shares. There can be no assurance that an active trading market will develop or, if one does develop, that it will be maintained. The Offer Price will be agreed by UBS Warburg and Schroder Salomon Smith Barney with the Company and the Selling Shareholders and may not be indicative of the market price for the Ordinary Shares following Admission. The trading price of the Ordinary Shares may be subject to wide fluctuations in response to many factors, including those referred to in this section, as well as stock market fluctuations and general economic conditions or changes in political sentiment that may adversely affect the market price of the Ordinary Shares, regardless of the Group's actual performance or conditions in its key markets.

US and other non-UK holders of Ordinary Shares may not be able to exercise pre-emptive rights

In the case of an increase in the issued share capital of the Company, shareholders are entitled to pre-emptive rights by statute unless waived by a resolution of the shareholders at a general meeting. In any future issue of shares carried out on a pre-emptive basis, securities laws of other jurisdictions may restrict the ability of the Company to allow participation by shareholders in such jurisdictions.

In particular, to the extent that US holders hold more than 10% of the Ordinary Shares, US holders of the Ordinary Shares may not be able to exercise pre-emptive rights for their Ordinary Shares unless a registration statement under the Securities Act is effective with respect to such rights, or an exemption from the registration requirements thereunder, is available. The Group intends to evaluate at the time of any rights offering the costs and potential liabilities associated with any such registration statement, as well as the indirect benefits to it of thereby enabling the exercise by US holders of the Ordinary Shares of the pre-emptive rights for their Ordinary Shares and any other factors the Group considers appropriate at the time, and then to make a decision as to whether to file such a registration statement. No assurance can be given that any registration statement would be filed to enable the exercise of such holders' pre-emptive rights and a distribution of the proceeds thereof.

Part 1 – Business of HMV Group plc

The following information should be read in conjunction with the more detailed information appearing elsewhere in this document, including the financial and other information in Parts 3 and 4.

INTRODUCTION

The Group is one of the world's leading retailers of music and video (primarily DVD and VHS) and the leading retailer of books in the United Kingdom and Ireland in terms of total sales. As of 26 January 2002, it operated 325 HMV stores selling music, video and games in nine countries and 197 Waterstone's book stores, principally in the United Kingdom and Ireland. All of the Group's operations, both in the United Kingdom and internationally, are wholly-owned.

Total sales for the Group for the 52 weeks ended 28 April 2001 were £1,542.7 million and for the 39 weeks ended 26 January 2002 were £1,293.9 million.

Music is the Group's largest product category, accounting for 49% of Group sales for the 39 weeks ended 26 January 2002. Books, which comprise the vast majority of Waterstone's sales, contributed 26% of Group sales in the same period. The rapid growth of DVDs has increased the proportion of the Group's sales contributed by Video to 19% for the 39 weeks ended 26 January 2002, while games, which are almost entirely confined to HMV's stores in Europe, accounted for 4% during the same period. The remaining 2% represents sales of related merchandise. HMV accounted for 75% of Group sales in the 39 weeks ended 26 January 2002, the majority of which was generated by HMV UK.

The Group is a focused international retailer which is highly selective about the countries in which it operates. The Group's principal businesses are in the United Kingdom, Japan and Canada, which are three of the world's six largest music markets in terms of sales. The United Kingdom contributed 63% of Group sales and 76% of Group EBITDA for the 52 weeks ended 28 April 2001 and 68% of Group sales and 81% of Group EBITDA for the 39 weeks ended 26 January 2002. The Group is the leader in the music market in the United Kingdom and Canada in terms of sales and volume, respectively, and, the Directors believe, fourth in the fragmented Japanese music market in terms of sales. The Directors believe that in terms of sales of music, the Group is the leading retailer in Ireland, Hong Kong and Singapore and has the number two position in Australia. In terms of sales, the Group also has the leading market position in DVDs and books in the United Kingdom and Ireland.

HMV and Waterstone's are strong brands, recognised for range authority, product knowledge, customer service and a stimulating retail environment.

HISTORY AND DEVELOPMENT

The Group was formed in March 1998 to acquire Waterstone's from WH Smith Group plc, and to acquire HMV, which included the HMV music retailing operations and the Dillons book retailing operations, from EMI. On 11 April 2002, the Company announced that it had changed its name from HMV Media Group plc to HMV Group plc.

The HMV brand, as used in the retailing business, dates back to 1921 when the first HMV store was opened at 363 Oxford Street, one of London's most prominent shopping streets. Over the last 15 years, HMV has expanded its branded operations to a total of nine countries. In 1986, EMI transferred to HMV two small chains in Canada, which were rebranded as HMV. In that year, HMV also launched operations in Ireland. Stores were first opened in Australia in 1989, Japan and the United States in 1990, Hong Kong in 1994, Germany in 1996 and Singapore in 1997.

Waterstone's was founded in 1982 as a specialist book retailer targeted at discerning book-buyers. Between September 1989 and May 1993, WH Smith Group plc acquired all of the shares of the companies comprising the Waterstone's business. Under the leadership of the Group's current Chief Executive Officer, Waterstone's was developed rapidly as an autonomous business within WH Smith Group plc, growing into the leading specialist book retailer in the United Kingdom and Ireland. Upon formation of the Group, Waterstone's, which was then the United Kingdom's largest specialist bookseller in terms of sales, was merged with Dillons. At the time Dillons was the United Kingdom's second largest specialist book retailer, founded in 1936 at Gower Street (London), and included Hatchard's, founded in 1797. In 1999 Waterstone's rebranded its entire portfolio of Dillons branded stores to Waterstone's.

SHARED CHARACTERISTICS

The HMV and Waterstone's businesses are complementary, sharing a number of key characteristics:

- **Brand strength**

  Both HMV and Waterstone's have powerful brands developed through continuously working to improve a compelling customer proposition.

- **Customer base**

  Both businesses target knowledgeable, frequent and high spending buyers, but also aim to appeal to less frequent buyers.

- **Knowledgeable employees**

  Both businesses recruit employees whose interest in the product and expertise closely match those of their customers and train their employees to provide a high level of product knowledge and customer service.

- **Low-ticket items**

  The vast majority of goods sold by HMV and Waterstone's cost less than £20 and sales are affected to a lesser extent by economic fluctuations than are sales of many other higher priced product categories.

- **Copyright product**

  Both HMV and Waterstone's sell information and entertainment products, the copyright of which is owned by third parties, and rarely sell products in which they or any other retailer has exclusive rights.

- **Extensive product ranges**

  The music, video and book industries offer a vast, complex inventory for retailers to choose from, with variable, hard to predict life cycles. Therefore, topicality, relevance and recommendations to consumers are key.

- **Low dependence on chart products**

  The top 50 albums typically account for approximately 20% of weekly album sales in HMV UK, compared to approximately 33% for the UK market as a whole, derived from CIN data. At Waterstone's the dependence is even less pronounced; the top 50 titles typically account for 7% of weekly sales, compared to approximately 15% for the market as a whole, derived from Booktrack data.

- **Decentralised management model**

  In order to maximise profitability from each store, individual store managers have a degree of autonomy which means that, supported by central purchases and recommendations, they are able to select an appropriate range for their local catchment area.

- **Stores in prime locations**

  Over a number of years, the Group has established stores in prime locations in key catchment areas of high population density that meet defined demographic criteria.

- **Common IT platform**

  The Group has a common IT platform, used in virtually all its stores in the United Kingdom and internationally, based on HMV's customised management information and control system, TRACK. TRACK has been adapted for Waterstone's, where the system is called Phoenix. TRACK and Phoenix are fully integrated with the Group's financial control and reporting system, CODA.

THE GROUP'S OBJECTIVES

While HMV and Waterstone's each have their own distinct strategic priorities designed to attain certain objectives in the context of their respective businesses, the Directors believe that they have many features in common. The HMV UK business model has been continually refined and improved over the last ten years to produce what the Directors believe to be a world-class retailer. The application of the HMV blueprint throughout the Group's operations is a fundamental component of the Group's overall strategy.

The Group's vision is to be the most successful international retailer of music, books and video. Management has seven key objectives to realise this vision:

➤ **Apply the HMV blueprint across the Group**

To transfer best practice from the highly successful business model developed by HMV in the United Kingdom across the Group.

➤ **Secure leadership in chosen markets**

To operate in attractive markets where the Group can maintain or obtain market leadership.

➤ **Deliver unrivalled authority**

In each catchment area, to deliver leading market share through superior range, customer service and product knowledge.

➤ **Achieve superior financial performance**

To generate superior financial performance by achieving "best in class" operational standards.

➤ **Exploit new product opportunities**

To build on the Group's strong track record of the early adoption of new formats, such as DVD, thereby securing competitive advantage and market share growth.

➤ **Embrace alternative distribution channels and technologies**

To ensure that the Group is well positioned to take advantage of viable alternative distribution channels and technologies that present viable strategic opportunities for its businesses.

➤ **Optimise store portfolio**

To ensure that the Group has a suitably positioned, sized and configured store portfolio tailored to local markets designed to maximise long-term returns.

HMV STRATEGY

➤ **Apply best practice across the HMV business**

The Directors believe there is considerable scope to improve returns through the application of the successful HMV blueprint across the Group's international operations. The Directors believe that the TRACK system provides an important management tool that will facilitate implementation of this strategy. Transfer of the HMV blueprint to HMV's Irish operations contributed to a doubling of EBITDA for the Irish operations over three years – the EBITDA margins for these operations are now the highest in the Group. Early success has also been demonstrated in the Group's other geographical markets, since measures were commenced to apply the HMV blueprint in Spring 2001.

➤ **Expand within the United Kingdom**

HMV had 135 stores in the United Kingdom as at 26 January 2002. The Directors believe that there are opportunities to increase significantly HMV's UK market share by:

- ➤ opening new stores – HMV has opened 33 new stores since March 1998, which overall have generated exceptional returns. The Directors believe that there is significant potential for further openings in the United Kingdom, including resites and new stores in a number of large towns, as well as in smaller towns and suburbs in under-represented areas and that in the medium term there is capacity for a total of over 200 stores; and
- ➤ refitting and expanding existing store locations.

➤ **Expand in selected international markets**

The Directors also believe there is significant capacity for organic store growth in HMV's principal international markets, particularly in Japan (where the market is highly fragmented), but also in Canada. The Directors believe that in the medium term there is capacity in Japan to increase the number of HMV stores from the current 34 stores to over 100 stores. The Directors intend to continue growing HMV's operations in these markets by leveraging HMV's existing experience to increase market share and benefit from greater economies of scale. Although HMV periodically reviews the possibility of entering new geographic markets, it does not have any intention of so doing in the medium term. HMV is currently considering its options with respect to its three test stores in Germany, where performance has been disappointing. The Group has no medium term plans to open further stores in the United States.

➤ **Exploit growth in DVD, games and other new product opportunities**

New product formats are an important driver of growth for HMV, which has a strong track record of the early adoption of new product formats and thereby capturing market share. The rapid growth of the DVD and games markets has increased the proportion of HMV's sales represented by non-music products to 35% for the 39 weeks ended 26 January 2002, and to 44% in the United Kingdom for the same period.

In the United Kingdom, HMV's early adoption of the DVD format has contributed to it becoming the market leading DVD retailer in terms of sales. In its international operations, despite a historically low presence in the video market, HMV has captured a much higher market share in DVD than it has in VHS. HMV UK has proactively invested in its games category to exploit market growth driven by new consoles, and has increased its market share in this area from 6.6% in 2000 to 9.3% in 2001.

➤ **Embrace alternative distribution channels and technologies**

To date, the Group has made a total cash investment of £17 million in developing HMV Online. HMV continues to experiment with both promotional and paid-for digital downloads and instore "CD burning" kiosks. HMV believes that there are many barriers to the development of these alternative distribution channels, but that it is well positioned to leverage its brand and its knowledge of music and video consumers should these channels become viable.

WATERSTONE'S STRATEGY

Waterstone's revolutionised the UK book retailing market in the 1980s and 1990s as its entrepreneurial and decentralised business model captured market leadership. However, market dynamics which had encouraged growth over this period changed as price competition, new entrants into the market and the Internet challenged Waterstone's commanding market position. Specifically, between 1999 and 2001, significant increases in UK book retailing floor space, combined with online booksellers capturing approximately 5% of the market, led to a decline in Waterstone's financial performance. These problems were exacerbated by weak management.

Recent changes to Waterstone's senior management have prompted a changed strategic focus, whereby, Waterstone's intends to increase its share of the UK book market by developing a more effective sales and marketing strategy, improving operational standards and upgrading its store portfolio. The Directors believe that incremental growth opportunities and improvements in profitability can be achieved through the continued transfer throughout Waterstone's of the "best practice" retail skills from the HMV blueprint.

➤ **Develop more effective organisational culture**

The majority of Waterstone's employees are university graduates, with a passion for and knowledge of books. Waterstone's intends to overlay "best practice" retail skills from HMV UK through improving both recruitment and induction processes, redefining employee roles and responsibilities, and improving remuneration and training.

➤ **Implement operational improvements**

The focus for operational improvements includes enhanced stock monitoring, a shift in emphasis from local to central purchasing and the introduction of a more efficient returns process. These improvements have already resulted in significantly reduced working capital requirements and enhanced profitability for Waterstone's. The Directors are targeting further operational efficiencies through the development of a product range matrix which will provide stores with a benchmark model to facilitate more effective purchasing decisions while continuing to meet the demands of local markets.

➤ **Introduce a more commercial marketing strategy**

The Directors intend to continue developing a more commercially focused marketing strategy, including regular promotional campaigns. For example, since August 2001, Waterstone's has run monthly marketing programmes, specifically designed to increase sales of both bestseller and backlist stock. The Christmas 2001 campaign was the most aggressive in Waterstone's history, and included national television advertising for the first time, with each of Waterstone's "offers of the week" gaining very high market shares. The campaign helped generate Waterstone's like-for-like sales growth of 9.1% over the five weeks to 5 January 2002.

- **Improve store layouts**

  Recent improvements to Waterstone's store layouts have included minor refits to increase the visibility and accessibility of promotional stock and the display of bestsellers. The overall attractiveness of the stores is being improved through better lighting, brighter interiors and relocation of cash registers. The Directors are planning a more extensive programme of store refurbishment.

- ***Exploit product opportunities***

  The Directors intend to expand Waterstone's product offering on a selective basis to include certain non-book products. New non-book products may include book-related video products and a wider range of greeting cards, gift wrap and calendars.

HMV BUSINESS OVERVIEW

Introduction

HMV retails music, video and games and a small, targeted range of related merchandise. HMV is one of the world's leading retailers of music and video in terms of sales, with total sales of £1,138.4 million and operating profit of £58.5 million for the 52 weeks ended 28 April 2001. For the 39 weeks ended 26 January 2002, total sales were £970.8 million and operating profit was £67.2 million. As of 26 January 2002, HMV operated a total of 325 retail stores, representing approximately 1.9 million square feet, across the United Kingdom and eight other countries located in Europe, Asia, North America and Australasia.

HMV operates geographically through three divisions: Europe, Asia Pacific and North America. In the 52 weeks ended 28 April 2001, HMV Europe accounted for 57% of sales, with HMV Asia Pacific and HMV North America contributing 25% and 18% of sales, respectively. All operations are wholly-owned, and there are no franchises. HMV has also developed full catalogue transactional websites based in Japan, the United Kingdom and Canada and a limited catalogue transactional website in Australia.

Within HMV Europe, HMV's store portfolio is focused on the United Kingdom and Ireland. Within HMV Asia Pacific, HMV's principal country is Japan. HMV also has significant operations in Australia, Hong Kong and Singapore. HMV North America principally comprises Canada, although HMV has a legacy of 12 stores in the United States.

HMV sells a comprehensive selection of music across a wide range of categories purchased from major international and local music recording companies. HMV focuses on providing a range and depth of selection that is superior to that of its competitors, including hard-to-find recordings and a large number of back catalogue titles. HMV's total sales of music were approximately £809 million in the 52 weeks ended 28 April 2001 and £633 million for the 39 weeks ended 26 January 2002. Sales of music products as a percentage of total HMV sales vary from country to country, with an average of 65% across all regions (Europe 57%, Asia Pacific 80% and North America 78%) for the 39 weeks ended 26 January 2002.

Video accounted for approximately £225 million of HMV sales for the 52 weeks ended 28 April 2001 and £248 million of HMV sales for the 39 weeks ended 26 January 2002. Video comprised a rapidly increasing proportion of HMV sales, accounting for approximately 25% for the 39 weeks ended 26 January 2002.

Games sales are almost entirely confined to HMV's stores in Europe, and primarily comprise sales of software, although HMV also sells hardware. Games sales accounted for 4% of HMV sales for the 52 weeks ended 28 April 2001 and 6% of HMV sales for the 39 weeks ended 26 January 2002.

The "related merchandise" selection in HMV's stores accounted for 5% of HMV sales for the 52 weeks ended 28 April 2001 and 4% of HMV sales for the 39 weeks ended 26 January 2002. "Related merchandise" comprises mainly books, t-shirts and blank recording media.

Markets

➤ Music

The following table sets forth selected statistical data regarding the music markets in which HMV operates:

HMV Markets	Market size[1] 2001 (£m)	% Variance from 2000[2]	Global market ranking of markets[1]	HMV's position in music market[3]
Principal markets				
United Kingdom	1,956.4	4.9%	3	1
Japan	3,726.0	(9.4)%	2	4
Canada	468.0	(9.6)%	6	1
Secondary markets				
Australia	370.6	4.8%	10	2
Ireland	89.6	7.4%	25	1
Hong Kong	68.5	(10.6)%	30	1
Singapore	31.8	1.0%	41	1
Germany	1,509.6	(9.2)%	4	—
United States	9,511.8	(4.5)%	1	—

(1) Source: IFPI, The Recording Industry World Sales 2001.

(2) Year on year percentage variations are in local currencies.

(3) Source: Management estimates.

Note: Exchange rate £1 sterling=US$1.41.

According to IFPI, the overall value of global music sales in 2001 was US$33.7 billion (£23.9 billion), a decrease of 5.0% in value and 6.5% in volume from 2000. Global volume of CD album sales decreased by 5.1%, while singles and cassette sales volumes declined by 16.1% and 9.9%, respectively. Despite the overall decline, a number of HMV's markets, including the UK, Ireland and Australia, performed well. Elsewhere, market declines were in part attributed to increased piracy, facilitated by unauthorised copying, file sharing and distribution of music. The "paid-for" market for the digital distribution of music currently remains of negligible size.

Europe is the second largest regional market for music sales behind North America, accounting for approximately 32% of the total world market, with sales of £7.7 billion in 2001. In the United Kingdom, the Group's main geographic music market, sales value for the total music market grew by 4.9%. The success of the UK market has been attributed by IFPI to a number of factors, including a strong release schedule, much of it of UK repertoire, continued success of the compilations market, a strong-performing retail market and relatively high consumer confidence.

The continuing economic recession in Japan and indications of increased unauthorised copying of music contributed to a 9.4% decrease in sales value in 2001. In Australia, the music market increased by 12.5% in sales volume, but by 4.8% in value, the lower increase in value reflecting the effect of changes in Australian retail tax introduced in 2000. Album sales were up by 13.2%, aided by the strength of sales by Australian performers.

In 2001, North America accounted for approximately 42% of the total world market in terms of sales value, with sales of approximately £10.0 billion, representing a decrease of 4.7% in sales value from 2000. In the United States, sales value for the total music market decreased by 4.5%, with a 9.6% value decrease in Canada. Some of this decline has been attributed by IFPI to increased CD burning and downloading activity among consumers, as well as increased consumer spending on other entertainment sectors.

Although singles remain an important form of marketing, the Directors believe that the decline of sales of singles is primarily because record companies are reluctant to supply products which are sometimes loss making.

➤ Video (DVD/VHS)

The sell-through video market in the United Kingdom was worth £1.49 billion in terms of sales value in 2001 according to the British Video Association, an increase of 35% over 2000. This growth was primarily driven by the DVD format, with DVD sales at HMV stores in the United Kingdom having increased by

193% for the 39 weeks ended 26 January 2002 compared to the corresponding period in the previous year. Growth of total video sales at HMV stores in the United Kingdom for the same period was 47%. The Directors believe that the DVD format has a similar attraction over VHS for consumers as CD had over vinyl and cassette formats in the 1980s and 1990s and expects that this growth will be enhanced further as the take-up of DVD hardware continues. Penetration of DVD players in the United Kingdom, for example, is just 10% compared to 25% in the United States which is typically 12–18 months ahead of the United Kingdom in respect of the introduction of this technology.

➤ **Games**

HMV's games sales are made almost entirely through its stores in Europe. The UK games software market is substantial and fast growing and was worth £928 million in terms of sales value in 2000 according to Screen Digest. Approximately 50% of the games market is console-based, dominated by Play Station 2. With the launch this year of the next generation consoles, GameCube and X-Box, the Directors anticipate that the UK games software market will grow in the region of 10% per annum over the next four years.

HMV's geographic presence

➤ **Europe**

As at 26 January 2002, HMV Europe operated 145 stores. Total sales from HMV Europe were £654.1 million for the 52 weeks ended 28 April 2001, and £613.2 million for the 39 weeks ended 26 January 2002. These stores included 135 stores in the United Kingdom, the world's third largest music market, where HMV is the leading music retailer in terms of sales.

The Directors believe that HMV, with seven stores as at 26 January 2002, has also established itself as the leading music retailer in Ireland in terms of sales. In addition, HMV had three stores in Germany at that date.

HMV Europe opened 12 stores and resited one store in the 39 weeks ended 26 January 2002, representing a net increase in retail space of 62,000 square feet.

➤ **Asia Pacific**

HMV is established as one of the leading music retailers in each of Japan, Australia, Hong Kong and Singapore, operating 70 stores in the Asia Pacific region as at 26 January 2002. Total sales from HMV Asia Pacific were £285.4 million for the 52 weeks ended 28 April 2001 and £208.9 million for the 39 weeks ended 26 January 2002. Japan, where the Directors believe that HMV has the fourth largest market share in terms of sales in a fragmented music market, is HMV's second largest country of operation by sales value with 34 stores as at 26 January 2002.

HMV also had 30 stores in Australia, four stores in Hong Kong and two stores in Singapore as at 26 January 2002.

HMV Asia Pacific opened two stores in the 39 weeks ended 26 January 2002, and downsized three stores representing a net decrease in retail space of 1,000 square feet.

➤ **North America**

As at 26 January 2002, HMV North America operated 110 stores. Total sales from HMV North America were £199.0 million for the 52 weeks ended 28 April 2001 and £148.6 million for the 39 weeks ended 26 January 2002. These stores included 98 stores in Canada, where HMV is the leading music retailer in terms of volume.

HMV also had 12 stores in the United States as at 26 January 2002. HMV Group has no medium-term plans to open further stores in the United States and may reduce the number of stores as and when opportunities arise.

HMV North America closed one store in the 39 weeks ended 26 January 2002, and resited one store representing a net decrease in retail space of 16,000 square feet.

Operations

The combination of HMV's strength in in-store execution, marketing, supply chain management, people, property and systems has enabled it to grow its UK music market share in each of the last six years. HMV has begun to apply the HMV blueprint developed in the United Kingdom to its international operations. The Directors believe that there are early signs that this strategy is proving successful.

➤ **In-store execution**

HMV strives to provide its customers with a compelling, entertaining and customer-focused shopping environment with a strong emphasis on consistency throughout its stores. It provides an extensive range of merchandise but seeks to minimise stock obsolescence through the use of systems and tight financial control. The Directors believe that the results of its store design and merchandising strategies have been highly successful in the UK marketplace and HMV has begun to implement these strategies in its international operations.

➤ **Store layouts**

HMV has developed a store design concept whose layout, lighting, music, displays and technology seek to create an appealing environment that encourages customer interest, purchasing and retention. HMV stores prominently display merchandise and make widespread use of listening posts and video screens to allow customers to experience products before buying. HMV continues to experiment with ways of improving the shopping experience, including exploitation of the synergies between retail stores and e-commerce. Developments have included in-store Internet kiosks, scan-activated listening posts, a DVD "theatre," customer access to the stock catalogue and on-site custom compilation "CD burning" equipment. A recent example is HMV's implementation of the promotion of the new X-Box electronic games console in the United Kingdom. This incorporates pre-planned customised racking and layout changes designed to encourage customers to see, understand and purchase the new games format.

➤ **Merchandising**

HMV's merchandising strategy is to be the authoritative specialist retailer of music in each principal market in which it operates, offering a comprehensive selection across a wide range of categories, including rock, pop, jazz, classical, indie, rhythm and blues, rap, dance, country, vocal, gospel, and stage and film soundtracks. HMV maintains a central catalogue in each country in which it operates, typically comprising over 350,000 available titles. A 4,000 square foot store will typically offer 20,000 titles in store, and the largest stores can offer over 100,000 titles in store. The Directors believe that this breadth and availability of product are key components of its retail success and an essential element of its brand.

HMV stores also offer a comprehensive video range and, particularly in Europe, games. The recent rapid worldwide growth of the DVD market has resulted in an increase in the in-store profile of DVDs in all the markets in which HMV operates. Sales of video accounted for approximately 20% of HMV's sales in the 52 weeks ended 28 April 2001, up from 16% in the prior year, and approximately 25% of HMV's sales in the 39 weeks ended 26 January 2002, up from 20% in the corresponding period in the previous financial year.

Merchandise selection in each HMV store is primarily within the control of the store manager, who has the freedom and responsibility for making decisions about title selection and stock levels within specified guidelines. Through the HMV store management information and control system, TRACK (see "Information and Control Systems" below), store managers have access to the extensive catalogue of titles and sales data for different music categories.

➤ **Marketing and promotion**

HMV uses a high level of targeted advertising and promotions in marketing its products, much of the cost of which is contributed by suppliers. Imaginative marketing campaigns, including national press and TV advertisements, have contributed to HMV's powerful brand.

HMV's recent initiative for the promotion of new artists, "playlist", was specifically cited when HMV UK won for the fourth consecutive year the Music Week Award for "The UK's Best Music Retail Chain" in February 2002. This initiative involves sales of CD samplers at a fraction of the cost of a standard CD.

HMV was the first to introduce product promotion campaigns to the UK music market in the early 1990s. In the UK market, monthly in-store product promotions are organised around simple layouts that seek to optimise sales. Head office product teams use information from TRACK to organise these promotions. The central product department negotiates discounts by bulk purchasing titles to fund discounted retail prices which enables HMV to stage promotions such as the "2 CDs for £22" promotion. HMV is now implementing these types of product promotions internationally, although in Japan it is constrained from reducing the price of new domestically produced CDs due to the Saihan Agreement.

Marketing, promotional and advertising programmes also include special events, such as appearances and live performances by recording artists and promotional campaigns with suppliers and other third parties. Notable appearances for HMV worldwide have included the re-opening of its UK flagship 150 Oxford Street store by Sir Paul McCartney, a performance and live webcast by the Red Hot Chili Peppers in Canada and an appearance by Janet Jackson in Japan.

A large portion of advertising and promotion in the music retail industry is carried out jointly between retailers and music companies. HMV's major suppliers offer co-operative advertising support in all countries in which HMV operates and, due to its close relationship with suppliers, HMV is able to gain access to major performers around the world, generating substantial media coverage.

➤ Supply chain

Five major music recording companies produce approximately 75% of sales by value of the world's music recordings. These companies in turn operate separate regional sales subsidiaries, with which HMV negotiates on an individual basis. EMI is one of these major recording companies. HMV contracts with EMI on an arms-length basis on standard commercial terms. For further details of HMV's relationship with EMI please refer to "Principal Shareholders" below. HMV also purchases from local independent music recording companies and wholesalers. HMV's ten largest suppliers accounted for approximately 59% of sales in the 52 weeks ended 28 April 2001. While substantially all of HMV's contracts with its suppliers are for a period of one year, HMV transacts business principally on an order-by-order basis as is typical throughout the music retail industry. HMV generally orders directly from its suppliers, who ship directly to its stores. Store managers have the autonomy to reorder new releases and chart product and maintain their back catalogue ranges within specific guidelines. HMV does not generally operate warehouses, other than to hold limited central purchases on chart and campaign product in certain markets, and in some cases to hold product to be returned or redistributed to other HMV stores. Existing HMV facilities are also used as fulfillment centres for e-commerce sales.

To support this structure, HMV UK created a centralised product department seven years ago which now has central buying teams to cover all product categories, a range function to monitor and advise on store product ranges and a returns function to ensure HMV co-ordinates and therefore maximises its use of available supplier returns allowances. Since its formation, this department has helped HMV UK to increase stock turns and margins and has significantly enhanced working capital efficiencies. HMV intends to increase the effectiveness of equivalent departments in its principal international operations.

HMV enjoys rights to return unsold stock to its suppliers in most of its principal markets, except for Japan where suppliers of imported products do not allow retailers returns rights. HMV's returns allowances are determined largely by negotiations with suppliers on a country-by-country basis. Suppliers generally give credit towards future purchases rather than a cash refund. HMV's supplier returns rights in the UK music retail industry are up to 5% of purchases.

➤ Information and control systems

HMV uses a sophisticated, customised stock management information and control system, TRACK, which provides a common IT platform for HMV store management internationally. This common system facilitates the transfer of management expertise and reduces development and maintenance costs.

The original TRACK system is used under licence from JDA Software. That original system has been customised over a period of ten years and continues to evolve. It is run on IBM AS400 servers. TRACK consists of a store EPOS (Electronic Point of Sale) system, a store back office system for stock and range management, a central catalogue database for each country and a central database of store sales and in-stock data for each country in which HMV operates. TRACK facilitates efficient just-in-time supply chain management, which significantly enhances working capital efficiency. The system supports store manager autonomy within a stringent purchasing framework. It is integrated with the central financial reporting and control system, CODA, in each country in which HMV operates and provides strong accounting controls.

TRACK is designed to provide managers with detailed information regarding range, stock and unit sales for each title by day, week, month and year. It also facilitates margin management through improved control of obsolescence and efficient purchasing. Financial control is improved by the provision of timely and accurate stock and purchasing point of sale information. Productivity is enhanced by automating many stock ordering and processing tasks.

The Directors believe TRACK provides a competitive advantage to the business that would be difficult and costly for a new entrant to replicate (whilst the original system is licensed non-exclusively, certain of the customised elements are licensed exclusively within the recorded music retail field and certain others are proprietary to HMV and so cannot be used by competitors).

Store portfolio

HMV has an attractive portfolio of stores, all of which are leased. The Directors believe that this portfolio is a key competitive advantage for HMV that would be difficult for a new entrant to replicate. The portfolio has been built up over several decades in prime retail locations in key catchment areas of HMV's principal markets through a combination of re-sites and new openings.

The following table sets forth a summary of HMV's store opening and closing activity and related operational statistics for the periods indicated.

	52 weeks ended 24 April 1999	53 weeks ended 29 April 2000	52 weeks ended 28 April 2001	39 weeks ended 26 January 2002
Stores:				
Beginning of period	269	275	297	312
Opened	12	28	18	14
Closed	(8)	(6)	(3)	(1)
Resited				
New location opened	13	9	12	2
Original location closed	(11)	(9)	(12)	(2)
End of period	275	297	312	325
Europe	115	124	133	145
Asia Pacific	54	62	68	70
North America	106	111	111	110
Total retail square feet (end of period)	1,667,909	1,773,764	1,862,312	1,907,201
Europe	725,118	787,698	842,166	903,679
Asia Pacific	392,227	410,952	454,348	453,462
North America	550,564	575,114	565,798	550,060

HMV stores vary in retail trading size from under 1,000 square feet to over 52,000 square feet. The following table sets forth certain data with respect to HMV stores, by store size.

Retail Square Feet	At 26 January 2002 Number of Stores	%[(1)]
Over 10,000	39	36
2,500 – 10,000	247	60
Under 2,500	39	4
Total	325	100[(2)]

(1) Approximate percentage of total HMV retail square footage by store size.

(2) 1.9 million total retail square feet at 26 January 2002.

Alternative distribution channels

Alternative distribution channels such as the Internet and digital delivery offer another potential opportunity for development and expansion of the retail music and video markets. Online sales of music products worldwide currently comprise a relatively small proportion of music sales and sales through digital delivery are negligible. The Directors do not expect online and digital sales to become a significant portion of the music retail market in the near future, but believe that HMV's strong brand franchise, robust information systems, extensive music catalogue and user-friendly transactional websites should enable it to take advantage of these markets as they develop.

HMV currently operates full online catalogue transactional services in Japan (www.hmv.co.jp), the United Kingdom (www.hmv.co.uk), and Canada (www.hmv.com) and a limited catalogue site in Australia (www.hmv.com.au). HMV's total cash investment in its Internet offering is £17 million.

The Directors believe that HMV, because it is a store-based retailer with e-commerce sites, enjoys significant advantages over pure e-tailers. There are substantial synergies between HMV's e-commerce operations and its regular marketing, fulfillment, promotional and purchasing functions. E-commerce acts like an additional store in HMV's portfolio, increasing HMV's reach and adding value to the store chain as a customer research tool. The store brand profile ensures high awareness. Fulfillment is carried out in-house in order to maximise the efficiency of use of the existing supply chain and purchasing economies. HR, finance, and office systems are also shared.

While technology for direct digital download of music exists, many issues remain as barriers to commercial viability ranging from transmission speed and quality to copyright protection to consumer acceptance of viable pricing. OC&C estimates that the paid-for digital downloading market currently accounts for less than 0.01% of music sales and less than US$1 million globally. However, HMV believes, *inter alia*, that if intellectual property licensing issues are resolved, digital downloading could offer a significant new channel to make music available to the customer. HMV has already made digital music commercially available on its Canadian website, and is introducing one of the first pay-per-digital-download sites in the United Kingdom, due to be launched by the end of 2002.

Competition

HMV faces considerable competition in the UK retail market for music and video. HMV's primary competitors in the United Kingdom include specialist chains such as Virgin, v.shop, Sanity/Our Price, MVC and Tower Records, generalists such as WH Smith and Woolworths, as well as a number of independent retailers.

In addition, in recent years an array of non-traditional retailers, including large supermarkets, such as Tesco, Wal-Mart/Asda, Safeway and Sainsbury's, and convenience and video stores have begun to offer a limited range of music and video products, sometimes at significant price discounts. However, the Directors believe that because their range of offering is typically limited to a narrow selection of chart products, such non-traditional retailers do not target HMV's principal customer base.

Competition in the UK games market is intense, where the market is led by Game/Electronics Boutique and a large number of general retailers which carry a small range of best selling products.

Outside the United Kingdom, HMV faces significant competition in each of its markets from a variety of general and specialist retailers. As is the case in the United Kingdom, non-traditional retailers have entered the music market in a number of other countries, notably in North America. This trend has resulted in increased price competition in some markets.

The Directors believe that HMV is currently fourth in the fragmented Japanese music market in terms of sales, where they believe, the market leader has less than a 10% market share.

In Canada, HMV has the largest music market share in terms of volume. Competitors include Wal-Mart, Music World, A&B Sound, Future Shop and record clubs. The balance of the market is fragmented and includes discounters, independents and the Internet.

The Internet has emerged as an alternative channel for the retailing of music and related media products, which the Directors estimate to account for between 2% and 5% of total music sales in its principal markets, with a highly competitive, price-focused approach adopted by the main participants. In addition, HMV faces competition from competitors offering music products for sale and distribution via digital distribution, although sales to date have been minimal.

WATERSTONE'S BUSINESS OVERVIEW

Introduction

Waterstone's principal business is the sale of a comprehensive range of hardback and paperback books purchased from major international and local publishing companies. In addition to books, certain Waterstone's stores also offer a limited amount of associated products such as greeting cards, gift wrap, video and calendars. Certain Waterstone's stores also include coffee shops, most of which are run by concessionaires.

Waterstone's is the leading retailer of books in the United Kingdom and Ireland based on sales. Waterstone's has approximately 16% of the UK general book market in terms of sales and a strong presence in the academic book market through specialist departments in its general bookshops and through separate academic bookshops. In the 52 weeks ended 28 April 2001, total sales were £404.3 million and operating profit was £18.6 million. For the 39 weeks ended 26 January 2002, total sales were £323.1 million and operating profit was £21.7 million.

As at 26 January 2002, Waterstone's operated a total of 197 bookstores. Of these, 190 stores were in the United Kingdom, which included one store trading under the Hatchard's name, and five stores in Ireland, which included one store trading under the Hodges Figgis name. Waterstone's also operates two specialist English language bookshops in Amsterdam and Brussels. Of the total, 157 were general bookshops and 40 were specialist academic bookshops serving university communities. At 26 January 2002, the 197 bookstores represented approximately 1.3 million square feet of retail space. All operations are wholly-owned, and there are no franchise agreements. Waterstone's also has a co-branded Waterstone's and Amazon Internet transaction platform in the United Kingdom, hosted and run by Amazon under an exclusive arrangement.

The Company is applying key elements of the HMV blueprint to Waterstone's business. The Directors believe that this strategy has had some early success and that there are considerable benefits to come.

Markets

The retail book industry in the United Kingdom and Ireland is highly competitive and has experienced a number of significant recent changes, including the abandonment of the Net Book Agreement in 1995, market gains by specialists and major supermarkets and from the development of alternative information and distribution technologies such as the Internet. According to Taylor Nelson Sofres ("TNS"), total UK consumer book sales were an estimated £1.9 billion in 2001, representing approximately 5.7% sales value growth compared with 2000.

The major retailers of academic books in the United Kingdom are Waterstone's and Blackwell's. Academic book sales are relatively stable and have been relatively immune to economic cycles, although they can be affected by changes in Government policy. The academic book market in the United Kingdom also shows a different seasonality than the general book market, with a peak at the beginning of the academic year.

A number of companies, including traditional retail chains, specialist Internet retailers and publishers, now sell books online. Internet sales of books are estimated by TNS to have comprised approximately 5% of the total UK book market in 2001, with a similar level in 2000. This market initially developed rapidly growing to 3% of the market in 1999. However, indications are that sales of books on the Internet may have reached a plateau and, in any case, Internet sales may be to some extent incremental to growth in the overall book market. Internet retailers are generally more effective than traditional retail stores at merchandising relatively obscure, "hard-to-find" titles which may not be physically stocked in even the largest book stores.

Operations

➤ **In-store execution**

The Directors believe the key to successful in-store execution for Waterstone's is improving operational consistency by using the HMV blueprint, facilitated by the transfer of several senior executives from HMV, to enhance the status of the Waterstone's brand as a whole. The Company intends to improve Waterstone's in-store execution by addressing inconsistencies within the Waterstone's chain in-store design and merchandising.

➤ **Store layout**

Waterstone's has historically attempted to locate its stores in attractive retail space, including landmark buildings of architectural merit, as a means of creating a shopping environment that complements Waterstone's product range and customer service. Waterstone's is introducing new store layouts and display concepts that emphasise best seller and promotional areas along the lines of the HMV blueprint.

➤ **Merchandising**

The Waterstone's merchandising strategy is for it to remain the most authoritative UK book retailer which carries a comprehensive selection of titles across a wide range of categories. The Directors believe that Waterstone's breadth and quality of product selection and its appeal to committed book-buyers provide Waterstone's with a strong basis for capturing further market share.

Merchandise selection in each Waterstone's store is largely within the control of the store manager. Waterstone's has historically focused on hiring and training employees of a high quality, the majority of whom are university graduates, placing a significant amount of authority and responsibility on such employees. This has allowed each Waterstone's store to respond better to the demands and preferences of its local book market with the intention of maximising sales and stock turn. While this policy and approach remains core to the Waterstone's culture, Waterstone's has recently introduced a national promotional programme for centrally purchased key titles, which presents a consistent offer to the customer across the chain and allows Waterstone's to obtain more attractive buying terms from suppliers.

➤ **Marketing and promotion**

Marketing and advertising programmes in the book business generally focus on in-store promotions, general print (newspapers and magazines) and radio advertisements, as well as topical promotions, often carried out in co-operation with suppliers and other third parties.

Waterstone's intends to develop further Waterstone's brand awareness through application of the HMV blueprint. Waterstone's will seek to leverage national advertising incorporating product campaigns, new releases and Christmas activity with the support of its suppliers. For example, HMV style innovative "offers of the week", supported by national TV advertising, were highly successful in Christmas 2001. Improved use of Phoenix is also a feature of the HMV blueprint and should result in further improvement in stock turn.

➤ **Supply chain**

Waterstone's purchases books on a regular basis from approximately 4,000 publishers, including not only major companies such as Penguin Books, HarperCollins and Random House, but also a large number of smaller independent and academic publishers and several wholesale distributors. The ten largest suppliers accounted for approximately 66% of Waterstone's sales in the 52 weeks ended 28 April 2001. While Waterstone's generally agrees terms with its suppliers for a period of between one year to three years, it transacts business principally on an order-by-order basis as is typical throughout the book retail industry. Through the use of a wholesaler, Waterstone's is able to consolidate purchasing from some of its smaller suppliers.

The UK retail book industry is characterised by substantial supplier returns rights. Waterstone's contracts for substantially all of its purchases on an industry standard "see safe" basis. Under this approach, retailers pay for all the books and receive a refund after unsold products are returned. There are no minimum purchase requirements and books can typically be returned to the publisher at cost for up to 12 months after purchase.

➤ Information and control systems

Waterstone's uses a specially adapted version of the HMV TRACK system, called Phoenix, as its management information and control system. This is integrated with the Waterstone's central financial reporting and control system, CODA. Phoenix enables Waterstone's to manage extensive catalogues, allowing store managers to make timely and accurate purchasing, stock, distribution and merchandising decisions locally. As with TRACK, the underlying system is used under a non-exclusive license but certain of the customisations are proprietary to the HMV Group.

Waterstone's now intends to use the HMV blueprint to realise fully the potential of the Phoenix system and thereby improve Waterstone's purchasing, management information, range control, stock control and merchandising functions.

➤ Store portfolio

As is described in relation to the HMV business, Waterstone's has built up an attractive portfolio of retail properties, all of which are leased, which the Directors believe has provided Waterstone's with competitive advantages.

The following table sets forth a summary of Waterstone's store opening and closing activity and related operational statistics for each of the periods indicated:

	52 weeks ended 24 April 1999	53 weeks ended 29 April 2000	52 weeks ended 28 April 2001	39 weeks ended 26 January 2002
Stores:				
Beginning of period	190	208	208	204
Opened	24	8	—	—
Closed	(6)	(8)	(4)	(7)
Resited				
New location opened	1	2	3	—
Original location closed	(1)	(2)	(3)	—
End of period	208	208	204	197
Total retail square feet(1) (end of period)	1,260,457	1,329,525	1,326,652	1,298,285

(1) Estimated total trading square feet.

While a significant element of Waterstone's growth in the late 1990s resulted from opening new stores, Waterstone's investment strategy is now focused on enhancing its existing store portfolio through refurbishments and refits. Also, the Directors expect to create additional value through re-siting where appropriate to more suitably-sized stores with simpler configurations to maximise sales densities.

Waterstone's stores vary in retail trading size from under 500 square feet to over 55,000 square feet. The majority of Waterstone's academic stores have retail trading space of less than 2,500 square retail feet. The following table sets forth certain data with respect to Waterstone's stores, by store size.

	At 26 January 2002	
Retail Square Feet	Number of Stores	%[1]
Over 10,000	29	37
2,500–10,000	122	53
Under 2,500	6	1
Academic	40	9
Total	197	100[2]

(1) Approximate percentage of Waterstone's retail square footage by store size.

(2) 1.3 million total retail square feet at 26 January 2002.

Alternative distribution channels

Waterstone's opened its first transactional website in 1996, but was unwilling to make the investment necessary to achieve a significant share of the online market, which grew rapidly in 1999 and 2000. As a result, in September 2001, Waterstone's formed a two year, exclusive strategic alliance with Amazon. Waterstone's provides distinctive editorial comment, store location details and details of store events on the resulting website (www.waterstones.co.uk). The site is managed, maintained and financed through Amazon. Although Amazon is the vendor of record, Waterstone's receives commissions on sales. The new site provides improved online customer service without the requirement for future cash investment by the Group.

Competition

Waterstone's main competitors in the UK book market are WH Smith and specialist book retail chains including Ottakar's, Borders, Books etc., Blackwell's and Hammicks. The market also supports a large number of independent booksellers, as well as traditional mail-order businesses. The online segment of the market is dominated by Amazon.

In recent years, a number of large supermarket chains such as Tesco, Wal-Mart/Asda, Safeway and Sainsbury's have aggressively entered the UK book market, adopting a strategy of offering a small range of best sellers, and at times at significant price discounts. While non-traditional book retailers such as supermarkets have gained significant market share, the Directors believe that because their range offering is typically limited to a narrow selection of best sellers, they do not target Waterstone's principal customer base.

In Ireland, Waterstone's primary competitors are Eason's, a generalist retailer, and a large number of independent book sellers.

PEOPLE

Each of HMV and Waterstone's have built its operations with a special focus on providing its customers with a superior level of service, characterised by knowledgeable and helpful employees. HMV and Waterstone's aim to provide specialist staff with in-depth knowledge for different product categories, and each trains its employees to provide a high level of customer service.

HMV and Waterstone's operate relatively decentralised management structures. The Directors believe that by hiring locally and by giving each store manager a large degree of autonomy over title selection, the Group is better able to respond to the particular interests and demands of each local market.

HMV and Waterstone's recruit their employees for the qualities that they believe are an essential component of their success: a passion for and knowledge of the product, with commercial acumen and the skills necessary to flourish in a customer service oriented management culture. HMV and Waterstone's continuously experiment with ways of improving their level of customer service, using training, mystery shoppers and customer feedback as part of the process of improving retail standards.

HMV UK uses a product knowledge test as part of the staff recruitment process. At all levels within HMV UK people are identified for specific training in an annual appraisal process.

In addition, HMV UK store management teams have performance-linked incentive schemes, with store managers being eligible for performance-based bonuses of up to 40% of annual salary. HMV UK in particular has over the last four years measured customer service levels in-store using market research and has used this as part of HMV's incentivisation package for store managers.

HMV UK was awarded one of the UK government's "Investors in People" awards in 2000.

As part of applying the HMV blueprint, Waterstone's is improving its recruitment criteria not only to attract people with excellent product knowledge, but to emphasise a friendly, customer focused attitude, commerciality and ambition. Waterstone's is also introducing a more effective remuneration plan to incentivise its staff to achieve targets, together with an improved training and development programme.

EMPLOYEES

HMV employed an average of 8,821 employees on a worldwide basis during the 39 weeks ended 26 January 2002. HMV's employees in different countries are not members of a recognised trade union. HMV has not experienced any significant work disputes in any of its operations in the past and it believes that its employee relations are good.

Waterstone's employed an average of 4,630 employees during the 39 weeks ended 26 January 2002. With the exception of the Gower Street store in London and the Hodges Figgis store in Ireland, Waterstone's employees are not members of a recognised trade union, although just over 20% are members of the Retail Booksellers Association, a consultative body mainly comprised of Waterstone's and WH Smith's employees. Waterstone's has not experienced any significant work disputes in the past and it believes that its employee relations are good.

A breakdown of the average full-time equivalent employee numbers by division is given below:

	52 weeks ended 24 April 1999	53 weeks ended 29 April 2000	52 weeks ended 28 April 2001	39 weeks ended 26 January 2002
HMV Europe	3,465	3,685	3,977	4,273
HMV North America	2,468	2,406	2,572	2,763
HMV Asia Pacific	1,529	1,946	1,766	1,785
Total HMV	7,462	8,037	8,315	8,821
Waterstone's	4,710	4,384	4,673	4,630
Total	12,172	12,421	12,988	13,451

SITE SELECTION AND PROPERTY MANAGEMENT

Site selection

The Group's retailing formula requires the establishment of stores in prime locations in areas of high density in cities that meet defined demographic characteristics. In selecting specific store sites within a market area, the Group uses location planning techniques which take into account a number of factors, including geographic and demographic data, detailed estimates of competitors' sales, the desirability of available leasing arrangements, the location of existing Group stores and the Group's internal return on investment targets. Unusually for a retailer, because of the nature of the product it sells, the Group is frequently able to make use of cost effective, non-ground floor space.

Recent expansion in the Group's store portfolio has been concentrated in HMV UK, where the success of the HMV blueprint has meant that 32 out of 33 HMV stores opened in the last four years exceeded HMV's internal return on investment target.

Store leases

The Group's stores in the United Kingdom are typically leased for initial terms of around 15 years, and some leases have longer terms. Under the terms of the leases, rents payable are reviewed typically every five years on an upwards-only basis to prevailing market rents. Rents on most of the Group's UK leases are payable quarterly in advance. As of April 2001, the leases were a mixture of basic rent and turnover rent. The majority of Waterstone's academic stores operate on turnover based rents.

In North America and Asia Pacific, HMV's store leases tend to be for a shorter period, with full re-negotiation of a new lease taking the place of the rent review process that is standard in the United Kingdom. In certain cases, non-UK leases feature defined "steps" with predictable increases in rent payable over the course of the lease. Such rent increase steps may be linked to generally published economic data, for example, retail price indices. The majority of the leases for stores in Japan and Canada have a turnover based component. Approximately 70% of the leases in Canada are particularly attractive because they provide HMV with certain beneficial arrangements through limiting the number or size of other music retailers in a retail complex.

For certain risks relating to the Group's real estate portfolio, please refer to the section entitled "Risk factors".

EMI Lease Indemnity

EMI, and certain of its affiliated companies, have guaranteed the lease payments on many of HMV and former Dillons properties worldwide. Although there is an obligation on the part of the Group to use reasonable efforts to procure the release of each of these guarantees, the majority of these guarantees remain in place. The Company in the EMI Lease Indemnity agreed to indemnify EMI, among other things, against any payments made under those guarantees. This indemnity obligation is guaranteed by the Group and certain of its subsidiaries and secured by the same assets over which security has been granted pursuant to the Existing Senior Facility Agreement, but on a junior basis. It is intended that the security for the EMI Lease Indemnity will continue after the proposed Senior Facilities Refinancing described in Part 8 of this document on a junior basis ranking behind the security to be granted pursuant to the New Senior Facility Agreement. For a fuller description of the EMI Lease Indemnity see paragraph 10(k) of Part 8 of this document.

TRADE MARKS AND SERVICE MARKS

HMV

HMV's music retail stores carry the HMV name which has become an important asset of the business. Various trade mark registrations and applications for the acronym "HMV" and the dog and trumpet logo in various forms and combinations in certain jurisdictions around the world are currently owned by various EMI group companies and licensed to HMV, but the EMI group companies have agreed to transfer ownership of these trade marks and the "His Master's Voice" trade marks to HMV (IP) Limited, conditional upon Admission, for which it has agreed to pay EMI £2,000,000 over a period of time.

The HMV acronym is at present registered (currently in the name of EMI group companies) in Ireland, Canada, Hong Kong, Singapore, Australia, Germany, the United States and the United Kingdom. A further application for the HMV acronym has been made in Singapore. The dog and trumpet logo is registered in various forms in the United Kingdom, Ireland, Germany, Singapore and Australia and there is also a Community Trade Mark registration. A Community Trade Mark application has been made for the HMV acronym and applications have been made for both the HMV acronym and dog and trumpet logo in various other countries.

As part of the arrangements under which the trade marks are to be assigned by the EMI group company proprietors to HMV (IP) Limited, the latter has agreed to grant to EMI and its subsidiaries (also conditional upon Admission) an irrevocable, perpetual (except in certain circumstances) and royalty free licence to use the dog and trumpet logo in picture form on physical sound recordings (including as a record label) and audio-visual recordings relating to musical performances and associated promotional material on an exclusive basis and sole use of that logo in relation to electronic transmission, including on the Internet but only for the purpose of promoting EMI's sound recordings and for digital downloading activities linked to the relevant EMI recordings. EMI retains exclusivity over use of the HMV acronym, and the dog and trumpet logo as a record label and in the case of "His Master's Voice" also in relation to music publishing. However, HMV has certain rights to use the HMV acronym as an "own brand" record label. HMV does not use "His Master's Voice" and the effect of the licence is that it will not have that right.

In Japan, the HMV acronym is used with the consent of the Victor Company of Japan, Limited ("JVC") (which owns rights in the dog and trumpet logo, the HMV acronym and the words "His Master's Voice" in Japan). HMV uses a different image in its branding in Japan and JVC is aware of this use.

The General Electric Company owns rights in the dog and trumpet logo and the words "His Master's Voice" in North America and certain other countries, and uses or licenses others to use those marks in the relevant territories and on the Internet.

HMV does not use the dog and trumpet logo on store signage in North America or Japan or in relation to its transactional websites for Canada and Japan.

A licence to use the HMV acronym and dog and trumpet logo has been granted by EMI to The Gramophone Company of India Limited to use the marks in India and to the Victor Company of Japan, Limited to use the dog and trumpet mark in France in connection with its business activities in that country.

Further details of the arrangements described above are set out in paragraph 19 of Part 8.

A group company is the registered proprietor of the "Hatchards" trade mark in Australia, Germany, Hong Kong, Ireland, Japan, the United States and the United Kingdom and the "Hodges Figgis" trade mark in Ireland. A group company also has a trade mark registration in the United Kingdom for "Top Dog" and HMV Group plc is the owner of a registration for this mark in Australia.

Various domain names have been registered which incorporate the HMV trade mark either alone or in conjunction with other words, such as "hmvonline", including registrations for www.hmv.com, www.hmvrecords.com and www.hmvonline.com.

Waterstone's

Various trade marks cover different versions of the "Waterstone's" name, as follows. Waterstone's Booksellers Limited is the registered proprietor of the "Waterstone's Booksellers" trade mark and logo and the "Waterstone's Booksearch" trade mark in the United Kingdom. It also owns the "Waterstone Company" trade mark and logo in Germany, the Benelux, France and Switzerland. There is also a Community Trade Mark registration for the "Waterstone's" trade mark and logo which is also registered in New Zealand, Australia and Malaysia. A Community Trade Mark application for the "Waterstone's" name alone is pending.

In addition, Waterstone's Booksellers Limited has made applications to register the "Waterstone's" trade mark in the Benelux and the "Waterstone's" trade mark and logo in India.

For a detailed description of the Group's trade marks and service marks and a discussion of the basis on which the Group has obtained licences or consents to use certain of these trade marks and service marks, see paragraph 19 of Part 8.

DIRECTORS AND SENIOR MANAGEMENT

Amongst the Directors there is extensive experience of managing industries in which the Company is involved, and senior management have decades of experience in music and book retailing.

Directors

The following table sets forth certain information relating to the Directors and executive officers of the Company:

Name	Position	Age
Eric Nicoli	Chairman, Non-Executive Director	51
Alan Giles	Chief Executive Officer	47
Brian McLaughlin	Chief Operating Officer	52
Neil Bright	Group Finance Director	39
Roy Brown	Deputy Chairman, Non-Executive Director	55
David Kappler	Non-Executive Director	55
Lesley Knox	Non-Executive Director	48
Mark McCafferty	Non-Executive Director	43
Steven Tadler	Non-Executive Director	42

Eric Nicoli was appointed to the Board on 25 January 2000 and became Chairman of the Company in March 2001. He has been Executive Chairman of EMI since July 1999, having been appointed to its board as a non-executive director in 1993. He moved to an executive capacity as Chairman designate in May 1999. Mr Nicoli was formerly Group Chief Executive of United Biscuits (Holdings) plc, having been appointed to the board in 1989. He joined from Rowntree Mackintosh in 1980. Mr Nicoli is non-executive Chairman of The Tussauds Group Limited, Chairman of the PerCent Club, Deputy Chairman of Business in the Community and a trustee of Comic Relief Limited.

With effect from Admission, EMI will have no right to make appointments to the Board.

Alan Giles was appointed to the Board as Joint Chief Executive on 27 March 1998 and became sole Chief Executive on 26 March 1999. He joined WH Smith in 1982, after seven years in buying and marketing with Boots the Chemists. Mr Giles was appointed to the board of WH Smith Group plc in November 1995, and for the twelve months to March 1998 also held WH Smith Group plc board level responsibility for Virgin Our Price. Previous roles within WH Smith included Operations and Development Director for Do It All, and General Manager (Books) for WH Smith Retail. Mr Giles resigned from WH Smith Group plc's board on 27 March 1998. He served as Managing Director of Waterstone's from February 1993 to 1 May 1999. He is a non-executive director of Somerfield plc.

Brian McLaughlin was appointed to the Board on 23 March 1999 and became the Group's Chief Operating Officer in January 2001. He was appointed Managing Director of HMV Europe in December 1996, and prior to that, was Managing Director of HMV UK, a position he had held since 1987. Mr McLaughlin has spent almost all his working life with HMV UK and, latterly, the Company, having originally joined as a sales assistant in 1968. Mr McLaughlin worked his way through the organisation via store and regional management positions before being appointed Operations Director. He is a member of the Government's Music Industry Committee and a Governor of the Brits School.

Neil Bright was appointed to the Board as Finance Director on 27 March 1998. He is a Chartered Accountant, having trained and qualified with Coopers & Lybrand in London. Mr Bright joined HMV in August 1996 as Group Finance Director from its parent company, THORN EMI plc (as EMI was formerly known), where he was Group Planning Manager. He joined THORN EMI plc in 1993 from Arcadian International plc, a property and hotel development company, where he was Group Financial Controller.

Roy Brown was appointed to the Board as Deputy Chairman and a non-executive director on 23 April 2002. He joined the Unilever Group in 1974 and held several positions in marketing, technical and general management before joining the main board of Unilever plc and NV in 1992. He was director responsible for Africa, Middle East, Central and Eastern Europe, and then European Foods before retiring in 2001. Mr Brown is amongst others, a non-executive director of GKN plc, Brambles Industries plc, BUPA and Thus plc.

David Kappler was appointed to the Board on 23 April 2002. He is chief financial officer of Cadbury Schweppes plc, a post he has held for 7 years. He held positions in Cadbury Limited and Cadbury Schweppes' Health and Hygiene Division from 1965 to 1984. He rejoined Cadbury Schweppes in 1989, following the acquisition of the Trebor Group of which he was Finance Director, becoming Director of Corporate Finance, after holding various appointments in Cadbury Schweppes' confectionery business. He served as a non-executive director of Camelot Group plc from 1995 to 2002.

Lesley Knox was appointed to the Board on 23 April 2002. She is a director of British Linen Advisers Limited. Prior to that she spent 18 years at Kleinwort Benson Group where she was a Corporate Finance director and for 5 years Head of Institutional Asset Management. She is also a non-executive director of a number of companies including MFI Furniture Group plc, Glenmorangie plc and Alliance Trust plc.

Mark McCafferty was appointed to the Board on 23 April 2002. He is Chief Executive, Avis Europe plc. He joined Avis in April 1998 as Group Managing Director and became Chief Executive in January 1999. Previously, Mr McCafferty was Managing Director, Worldwide Travel-Related Businesses at Thomas Cook Group. He spent 10 years at Thomas Cook, including 7 years heading the North American businesses. He joined Thomas Cook from Midland Bank International in 1988 and is an Associate of the Institute of Bankers.

Steven Tadler is Managing Director with the London office of Advent International plc. He was appointed to the Board on 19 February 1998. He joined Advent in Boston in 1986, and before moving to London in 1997, was responsible for Advent's North American leveraged buy-out operations where retail/consumer was a sector specialisation. Prior to joining Advent, he worked for Manufacturers Hanover Trust Co. providing financing for a number of leveraged buy-outs, technology-oriented firms and special situations.

With effect from Admission, the Advent Funds will have no right to make appointments to the Board.

Senior Management

The following table sets forth certain information relating to the senior management of the Company.

Name	Position	Age
Paul Dezelsky	President HMV Asia and President HMV Japan	41
Graham Howell	Group Legal Advisor and Company Secretary, HMV Group	48
Steve Knott	Managing Director, Waterstone's	49
Mike Lymath	Human Resources Director, HMV Group	47
David Pryde	Managing Director, HMV Europe	39
Chris Walker	President, HMV North America	62

Paul Dezelsky will be appointed President of HMV Asia as of 1 May 2002, having previously been appointed President of HMV Japan on 1 April 1997. Prior to this he served as Operations Director for HMV Japan from 1 April 1995. He gained extensive experience of marketing with his previous roles with THORN EMI plc.

Graham Howell joined the Company in September 2000 as Group Legal Advisor and Company Secretary. He is a qualified solicitor and previously held similar positions with the Saatchi & Saatchi Group and London Weekend Television. Previously he was a partner at Davenport Lyons.

Steve Knott was appointed Managing Director of Waterstone's in November 2001, after three years as Managing Director of World Duty Free (Europe) Limited, a subsidiary of BAA plc. He joined HMV UK in 1990 as Operations Director, and became Managing Director of HMV Germany in 1996. Before joining HMV he had ten years experience in retail management with the Burton Group, after spending five years with BHS Limited which he joined as a graduate trainee in 1976.

Mike Lymath was appointed Group Human Resources Director on 1 January 2001. Mr Lymath was previously Human Resources Director for HMV Europe, having joined HMV in 1989 as Personnel Director for HMV UK. Prior to joining HMV, he held a number of human resources and line roles with Esso Petroleum UK Limited.

David Pryde was appointed Operations Director of HMV UK and HMV Ireland in 1999, becoming Managing Director of HMV Europe in January 2001. He previously held a number of managerial positions in the Company, having joined HMV UK as a graduate trainee in 1984.

Chris Walker was appointed President of HMV North America in February 2002, having previously been Managing Director of HMV Asia Pacific since December 1996. He was previously President of HMV Japan and was appointed to this position at the start-up of activity in Japan in 1989. Prior to joining HMV, he held senior posts in the Levi-Strauss organisation, including President in Japan and Managing Director in Australia.

CORPORATE GOVERNANCE

Upon Admission, the Board will consist of six non-executive Directors (four of whom, including the deputy chairman, are independent) and three executive Directors. The Directors have established an audit committee, a remuneration committee and a nominations committee. The members of each committee comprise the six non-executive Directors. The audit committee is chaired by David Kappler and it will normally meet twice a year. The committee has responsibility for, amongst other things, the planning and review of the Group's annual report and accounts and half-yearly reports and the involvement of the Group's auditors in that process, focusing particularly on compliance with legal requirements, accounting standards and the rules of the UK Listing Authority and ensuring that an effective system of internal financial control is maintained. The ultimate responsibility for reviewing and approving the annual report and accounts and the half-yearly reports remains with the Board.

The remuneration committee is chaired by Roy Brown. The committee, which will normally meet at least twice a year, has responsibility for making recommendations to the Board on the Group's policy on the remuneration of certain senior executives, the implementation and operation of share incentive schemes and for the determination, within agreed terms of reference, of specific remuneration packages for each of the executive Directors, including pension rights and any compensation payments.

The nominations committee is chaired by Eric Nicoli. The committee, which will meet as appropriate, will consider the composition of the Board, retirements and appointments of additional and replacement directors and make appropriate recommendations to the Board.

The Directors support high standards of corporate governance. Following Admission, they intend to comply with the Principles of Good Governance and Code of Best Practice (the "Combined Code") published by the UK Listing Authority following the recommendations of the Committee on Corporate Governance chaired by Sir Ronald Hampel and to the extent not already in place, will put in place the procedures required to comply with the internal control aspects of the Combined Code in accordance with the Turnbull Report.

The Company makes no political donations.

PENSIONS

United Kingdom

Following the acquisition of HMV in 1998, under the HMV Acquisition Agreement, employees of the Group who were existing members of the EMI Fund retained their active membership of that fund. Membership of the EMI Fund remained open to certain staff of the Group until the number of EMI Fund members employed by the Group reached a limit set in the HMV Acquisition Agreement of 125% of the original number of EMI Fund members employed by the Group at the date of acquisition. This limit was reached during 2001. Existing Group staff were not allowed to continue to join the EMI Fund from 31 December 2001.

Shortly after the acquisition of Waterstone's from WH Smith, in 1998, the Company established the HMV Scheme. The HMV Scheme has two sections, a contracted-out defined benefit section ("the Pension Benefit Section") and a defined contribution section ("the Pension Saver Section"). Those Waterstone's employees who became employed by the Group and were members of the WH Smith Pension Trust were offered membership of the Pension Benefit Section, provided that they applied to join the HMV Scheme on or before 31 July 1998. The Pension Benefit Section was closed to all other Group staff, although the Company retained the ability under the definitive trust deed and rules governing the HMV Scheme to include individual members or categories of Group staff in the Pension Benefit Section with the consent of the trustee of the HMV Scheme. The Company with the consent of the trustee of the HMV Scheme subsequently agreed to include certain new Waterstone's board members in the Pension Benefit Section. New Waterstone's employees have been given the opportunity to join the Pension Saver Section.

In January 2002 those employees of the Group who were eligible to join the EMI Fund but had not done so were given the option on or before 31 March 2002 to join the Pension Benefit Section of the HMV Scheme. Those employees who did not take that opportunity and new employees are only able to join the Pension Saver Section.

The EMI Fund

The EMI Fund is a contracted-out defined benefit scheme providing benefits of $1/60^{th}$ of final pensionable pay for each year of service. Employees contribute 4% of their pensionable pay. An actuarial valuation of the EMI Fund was carried out as at 31 March 2000. In view of the surplus disclosed, all employer contributions have been suspended until 31 March 2004, subject to future actuarial review. The HMV Acquisition Agreement provides that the employees of the Group who are members of the EMI Fund will be permitted to continue to participate in the EMI Fund for up to two years from Admission, subject to Inland Revenue approval. After that time it is planned that the Group employees who are members of the EMI Fund will be offered membership of the Pension Benefit Section of the HMV Scheme.

In February 2002 the HMV Scheme actuary was asked to review the funding position in relation to the Group's participation in the EMI Fund. He estimated that employer contributions in relation to the membership of the EMI Fund would be expected to be about 14.5% of pensionable pay, but this figure did not take account of any past service surplus. However, under the HMV Acquisition Agreement, no contributions are currently payable to the EMI Fund because of the surplus referred to above.

The agreement for the HMV Acquisition in 1998 provides (subject to the agreement of the trustee of the EMI Fund) that any transfer payments made from the EMI Fund when the Group ceases to participate will be made on a minimum basis of a past service reserve calculated on actuarial assumptions set out in the HMV Acquisition Agreement and enhanced by an amount equal to 14.8% of the pensionable pay of the transferring employees (taken at the date participation ends) for each year (and proportionately for part of a year) in the period from that date to the seventh anniversary of the HMV Acquisition in 1998. Any such transfer payments are limited to a maximum of the share of the fund attributable to the transferring members.

The HMV Scheme

The Pension Benefit Section provides benefits on a substantially similar basis to the EMI Fund. An actuarial valuation of the Pension Benefit Section was carried out as at 30 June 1999. A small surplus was disclosed. The actuary recommended contributions of 11.4% of pensionable pay but in view of the surplus the Company continued to pay 11%. In February 2002 the HMV Scheme actuary was asked to review the funding position in relation to the Pension Benefit Section. He estimated that there was a small deficit of £0.3 million as at the end of January 2002 using the assumptions adopted in the last formal actuarial valuation of the HMV Scheme.

The Pension Saver Section provides defined contribution benefits and members of the Pension Saver Section contribute a minimum of 2%, and up to a maximum of 5%, of pensionable pay. These contributions are matched by Group contributions up to a maximum of 5% of pensionable pay. There is also a group life assurance scheme, insured with Swiss Life. This scheme provides lump sum death in service benefits for both sections of the HMV Scheme and Group staff who are not members of a Group pension scheme.

Executives

The HMV Scheme and the EMI Fund both have an executive section which offers enhanced benefits on a defined benefit basis to certain executives. In addition, there are in the United Kingdom a number of additional arrangements for certain executives outside the EMI Fund and the HMV Scheme. These include funded unapproved retirement benefit schemes for executives who are affected by the earnings cap (the maximum remuneration which can be used to calculate benefits under an Inland Revenue approved occupational pension scheme), providing defined contribution benefits, as well as unapproved life assurance and permanent health assurance arrangements.

Other pension arrangements (excluding those in the United Kingdom)

The Group has a defined benefit arrangement in Japan. The arrangements in place in USA, Canada, Australia, Hong Kong and Singapore are defined contribution arrangements. In Ireland, both defined benefit arrangements and defined contribution arrangements are in place. Further details are set out in paragraph 11 of Part 8.

EMPLOYEE SHARE SCHEMES

The remuneration committee, together with the Directors, is committed to enabling all employees to participate in employee share schemes. The following arrangements have been operated by the Company to date:

(a) the HMV Group plc Senior Executive Share Option Scheme;

(b) the HMV Group plc Incentive Plan for Senior Executives; and

(c) the HMV Media Group Employee Trust.

Following Admission, a new executive option scheme called the HMV Group plc 2002 Executive Share Option Scheme has been adopted, which is to be used by the Company following Admission. A similar option scheme, the HMV Group plc US Executive Share Option Scheme, has been adopted for option grants to US employees.

In addition, the Company has adopted the HMV Group plc Share Incentive Plan, which the Company intends to operate after Admission. This scheme is intended to allow the Company to align the interests of the employees on a worldwide basis more closely with the interest of the shareholders.

The Company intends to establish a new general employee benefit trust to facilitate the operation of the new schemes.

Further details of all existing and proposed schemes can be found at paragraph 4 of Part 8 of this document.

PRINCIPAL SHAREHOLDERS

EMI relationship

HMV carries on business independently of its principal shareholders. Although following the Global Offer the Company will continue to be a party to various agreements with EMI (including those summarised below), these agreements are at arms' length and on normal commercial terms. Their continuance is not dependent on EMI maintaining any particular level of shareholding in the Company.

- *Supply of music products* – EMI is a significant supplier of the Company, with purchases totaling £72.9 million for the 39 weeks ended 26 January 2002 and £96.9 million for the 52 weeks ended 28 April 2001.

- *EMI Lease Indemnity* – EMI and certain of its affiliates gave guarantees in relation to approximately 105 leases, under which the tenants are HMV Music Limited and Dillons UK Limited. The Company entered into the EMI Lease Indemnity to indemnify EMI and its affiliates for, amongst other things, any payments that EMI or such affiliates are required to make under the guarantees.

  Further details of the EMI Lease Indemnity can be found above under "EMI Lease Indemnity" and at paragraph 10(k) of Part 8 of this document.

- *Trade mark licence* – The HMV Group currently uses the "HMV" acronym and the dog and trumpet logo under licence from various EMI group companies. The trade mark arrangements have recently been agreed to be modified, conditional on Admission, so that HMV (IP) Limited will receive a transfer of ownership of those trade marks. The consideration for this transfer is the payment to EMI by HMV (IP) Limited of £2,000,000 over a three year period (payment of that sum being guaranteed by the Company) and the grant to various EMI companies of a licence to use certain of the trade marks.

- *Pensions* – EMI provides pensions administration services on behalf of the Company, and a number of the Group's employees are members of the EMI Fund. The HMV Acquisition Agreement provides that the employees who were existing members of the EMI Fund will be permitted to continue to participate in the EMI Fund for up to two years from Admission. It is intended that participation will continue for at least six months following Admission. After that time it is planned that the Group employees who are members of the EMI Fund should become members of the HMV Scheme. Further details of the EMI Fund can be found above.

- *Insurance* – EMI provides insurance services to the Company for an indefinite period subject to termination by six months notice.

- *EMI Revolving Credit Facility* – EMI made available to the Company the EMI Revolving Credit Facility, a £50 million (including interest) working capital facility. The EMI Revolving Credit Facility is available only if and to the extent that all other facilities available to any members of the Group are from time to time fully drawn down. Further details of the EMI Revolving Credit Facility Agreement are set out in paragraph 10(d) of Part 8 of this document. It is intended that the EMI Revolving Credit Facility will be cancelled on or prior to the Senior Facilities Refinancing.

- *Contingent payments under the HMV Acquisition Agreement* – Pursuant to the HMV Acquisition Agreement dated 25 February 1998, a sum of £25 million will become payable by the Company to EMI on Admission and up to a further £25 million may be payable to EMI depending upon the Offer Price. The further £25 million will be payable in full if the Offer Price is set within or above the Offer Price Range.

Advent relationship

None of the Advent Funds has any commercial relationship with the Company, other than in their capacity as shareholders of the Company, save as disclosed in the paragraph below.

Directors

Eric Nicoli, who is a director of EMI Group plc, and Steven Tadler, who is a director of Advent International plc, will continue as directors of the Company following the Global Offer. However, neither EMI nor the Advent Funds will have any right to appoint a director to the Board, following Admission.

Mr. Nicoli has confirmed to the Directors that, in recognition of his position as Chairman of the Company and Chairman of EMI Group plc, in proceedings of the Board of Directors of the Company in which any conflict arises between the interests of the Company and the interests of EMI Group plc (or any of its subsidiaries), he will abstain from voting.

He has also confirmed that, to the extent in the future he is made aware (other than in his capacity as a director of the Company or of EMI Group plc) of business opportunities that would be suitable to be pursued by either the Company or EMI Group plc, he will inform the Company and EMI Group plc on an impartial basis of each such opportunity, and will not participate in discussions in the Board of either company relating to such opportunity for so long as any conflict between the interests of the two companies persists.

Part 2

[TEXT INTENTIONALLY OMITTED]

Part 3 – Operating and financial review and prospects

OPERATING AND FINANCIAL REVIEW

The following discussion and analysis should be read in conjunction with the Accountant's Report set out in Part 4 of this document and the information contained elsewhere. The results discussed below are not indicative of the results to be expected in any future period. This discussion contains forward looking statements based on current expectations, which involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in these forward-looking statements due to a number of factors, including those set forth in "Risk factors".

OVERVIEW

HMV Group is one of the world's leading retailers of music and video and the leading retailer of books in the United Kingdom and Ireland in terms of total sales. The Group operates 325 HMV stores selling music, video and games in nine countries, representing approximately 1.9 million total retail square feet, and 197 Waterstone's book stores in four countries, representing approximately 1.3 million total retail square feet.

The Group's sales are generated primarily from the sale of music, books and video and are reported net of all discounts and returns. HMV's sales are predominantly from a comprehensive selection of music across a wide range of categories. Additionally, video (DVD and VHS) represents an increasing proportion of HMV's sales, with sales in certain territories also generated by electronic game software and hardware and a variety of related entertainment merchandise such as books, t-shirts and blank recording media. Waterstone's sales cover a comprehensive range of hardback and paperback books, but also include a limited amount of associated products such as greeting cards, gift wrap and calendars. Certain Waterstone's stores also include coffee shops, most of which are run by concessionaires.

Sales growth is primarily driven by the performance of the like for like store portfolio, being those stores open since at least the beginning of the previous financial year and not expanded or downsized in that time. HMV Group's like for like sales typically represent between 80 to 85% of total sales in each financial year. Sales growth is also impacted by sales from newly opened stores, by the effect of resiting stores within a local market and by expanding or downsizing existing store locations, together with sales lost from selective store closures.

The Group's primary operating costs consist of cost of sales and administrative expenses. The Group's cost of sales consists of inventory costs and store costs, such as store rental expenses, labour costs and store-related depreciation. Administrative expenses consist primarily of information systems, billing and collection, general management and overhead expense and administrative functions. A significant amount of the Group's store costs, including rent and depreciation are relatively fixed in relation to sales.

Purchase margins are determined on a supplier by supplier basis and vary according to the type of book, music, video or game product, supply chain routing (i.e. through distributors or directly from the suppliers), volume of orders and relationships with suppliers.

SEASONALITY

In each of the periods ended April 1999, 2000 and 2001, Group turnover was split approximately 40% in the first six months and 60% in the second six months of the relevant year, predominantly as a result of sales activity in December. Due to the level of the Group's fixed costs, the seasonality of turnover has a disproportionate effect on operating profit, such that approximately 5 to 10% of operating profit was generated in the first six months and 90 to 95% in the second six months of the relevant year.

With regard to the impact of this seasonality on the 39 week periods described below, the first three quarters of each financial year have historically accounted for approximately 75% of sales, but approximately 85% of operating profit. This seasonality is also reflected in the Group's cash flows, with maximum cash inflow from operations occurring during the key Christmas holiday period. The net borrowings as at the end of January in each year reflect a seasonal low. For example, the Group's net borrowings were 6.2% higher at 28 April 2001 compared with 27 January 2001. At 29 April 2000, net borrowings were 12.4% higher than at the end of the third quarter of that financial year.

RESULTS OF OPERATIONS OF HMV GROUP

The following discussion of the results of operations of the Group covers first the results for the 39 weeks ended 26 January 2002 against the comparative period, the 39 weeks ended 27 January 2001. The discussion then covers the preceding full financial years, being the 52 weeks ended 28 April 2001, the 53 weeks ended 29 April 2000 and the 52 weeks ended 24 April 1999. The Group's financial year ends on the Saturday on or immediately preceding 30 April in each year.

The Company's capital structure throughout the periods under review was significantly different from that anticipated following Admission. During the periods under review the Company's share capital included a significant element of non-equity preference shares in respect of which fixed dividends and redemption premium accrued. In addition, the Company was financed by a higher level of debt (senior bank debt and senior subordinated notes) than is anticipated following Admission. The new capital raised on Admission will be used in part to reduce the level of the Company's borrowings, primarily through a tender offer for senior subordinated notes. In addition, all non-equity share capital will be redeemed or converted to ordinary share capital. Therefore, the interest, taxation and dividend balances disclosed and described below will be unrepresentative of such balances in future periods.

In the following discussion of the results of operations, the Directors have chosen to disclose EBITDA (earnings before interest, taxation, depreciation, amortisation and operating exceptional items) because they believe it is a measure commonly used in the retail industry to present operating results. EBITDA is not a measurement of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures of other companies.

39 WEEKS ENDED 26 JANUARY 2002 VERSUS THE 39 WEEKS ENDED 27 JANUARY 2001

The following table sets forth for the Group certain profit and loss account data as a percentage of sales for the 39 weeks ended 26 January 2002 and the 39 weeks ended 27 January 2001.

Profit and loss account data

	39 weeks ended 27 January 2001 £ million	(%)	39 weeks ended 26 January 2002 £ million	(%)
Sales	1,187.0	100.0	1,293.9	100.0
Cost of sales	(1,055.1)	(88.9)	(1,131.8)	(87.5)
Gross profit	131.9	11.1	162.1	12.5
Administrative expenses	(65.5)	(5.5)	(73.2)	(5.7)
Group operating profit	66.4	5.6	88.9	6.8
Non-operating exceptional item	—	—	1.0	0.1
Finance charges	(50.2)	(4.2)	(42.7)	(3.3)
Profit before taxation	16.2	1.4	47.2	3.6
Taxation	(5.9)	(0.5)	(14.7)	(1.1)
Profit after taxation	10.3	0.9	32.5	2.5
Dividend (non-equity)	(7.0)	(0.6)	(8.1)	(0.6)
Redemption premium	(16.4)	(1.4)	(23.9)	(1.8)
Retained profit for the period	(13.1)	(1.1)	0.5	0.1
EBITDA	98.1	8.3	118.4	9.2

Sales

Reported sales for the Group during the 39 weeks ended 26 January 2002 increased £106.9 million or 9.0% to £1,293.9 million. Excluding the adverse impact of exchange rates, total sales increased £123.3 million or 10.4%. This increase primarily reflected a 7.9% increase in like for like sales.

Gross profit

Gross profit increased by £30.2 million from £131.9 million to £162.1 million for the 39 weeks ended 26 January 2002. Gross profit as a percentage of sales improved from 11.1% to 12.5% reflecting both the combination, in HMV Europe, of strong like for like sales growth and robust margins, with improved trading margins in Waterstone's.

Administrative expenses

Administrative expenses increased by £7.7 million from £65.5 million to £73.2 million for the 39 weeks ended 26 January 2002. Administrative expenses as a percentage of sales increased marginally from 5.5% to 5.7%. The increase reflects a £1.2 million charge in respect of a management reorganisation in HMV North America undertaken in January 2002, together with increased bonuses in the 39 weeks ended 26 January 2002.

EBITDA

EBITDA increased by £20.3 million from £98.1 million to £118.4 million for the 39 weeks. As a percentage of sales, EBITDA increased from 8.3% to 9.2% reflecting the benefit of strong sales growth in HMV Europe and the Group's improved gross margin percentage.

Depreciation

Depreciation decreased by £2.2 million from £31.7 million to £29.5 million for the 39 weeks ended 26 January 2002 consistent with capital expenditure over the past year and the effect of the exceptional fixed asset impairment in April 2001.

Group operating profit

Group operating profit increased by £22.5 million from £66.4 million to £88.9 million for the 39 weeks ended 26 January 2002. The operating result reflects the underlying increase in EBITDA and the decrease in the depreciation charge, each discussed above.

Non-operating exceptional item

The non-operating exceptional item in the period reflected a £1.0 million gain on the disposal for cash of the Group's investment in Daisy & Tom Limited (now known as Chelsea Stores Limited), a retailer of children's products. The investment had been fully written down by an operating exceptional charge of £7.7 million in April 1999.

Finance charges

Finance charges for the 39 weeks ended 26 January 2002 were £42.7 million (2001: £50.2 million), inclusive of a £4.9 million non-cash net charge (2001: £8.8 million), which included an exchange loss on retranslation of the Dollar Notes of £1.8 million (2001: £5.5 million). Cash interest of £37.8 million (2001: £41.4 million) related mainly to amounts payable on the Existing Senior Facilities and the Notes, with the decrease reflecting both lower average facility usage and falling interest rates.

Taxation

There was a tax charge of £14.7 million for the 39 weeks to 26 January 2002 which represents the estimated tax charge for the 39 week period calculated on the basis that 26 January 2002 is treated as the end of the tax accounting period. The tax charge of £5.9 million in the comparative period represents the effective rate of tax for the 52 weeks ended April 28, 2001 (as adjusted for exceptional items arising in the period from 28 January 2001 to 28 April 2001) applied to the profit before tax for the 39 weeks ended 27 January 2001.

Profit attributable to members of the holding company

For the reasons set forth above, the profit after taxation for the 39 weeks to 26 January 2002 was £32.5 million (2001: £10.3 million).

Preference dividends and redemption premium on non-equity shares

Under the terms of the senior preference shares issued on 21 May 1998 the Company has charged a dividend of £8.1 million relating to these shares for the 39 week period to 26 January 2002 (2001: £7.0 million). A redemption premium of £23.9 million was also charged through the profit and loss account in the period in respect of the junior preference shares (2001: £16.4 million).

In accordance with the provisions of FRS 4 "Capital Instruments", these charges have been credited back through the profit and loss account reserve, rather than being accrued on the balance sheet. A liability will only be recognised when the balances fall to be payable in cash.

Segmental results

Sales	39 weeks ended 27 January 2001 £ million	39 weeks ended 26 January 2002 £ million	Year on year growth[1] %	Constant exchange growth[2] %	Like for like sales growth[3] %
HMV					
Europe	502.4	613.2	22.1	22.0	16.0
Asia Pacific	213.6	208.9	(2.2)	5.4	(1.0)
North America	154.9	148.7	(4.1)	(3.6)	2.0
Total HMV	870.9	970.8	11.5	13.4	9.6
Waterstone's[4]	316.1	323.1	2.2	2.2	3.5
Total	1,187.0	1,293.9	9.0	10.4	7.9

(1) *Growth over prior period based on results translated at the actual exchange rates, being the weighted average exchange rates for the 39 weeks ended 26 January 2002 and the 39 weeks ended 27 January 2001 respectively.*

(2) *Growth over prior period based on constant exchange rates being the weighted average exchange rates for the 39 weeks ended 27 January 2001.*

(3) *Like for like stores are those that were open at the beginning of the previous financial year (i.e. open at the beginning of May 2000) and have not been expanded, closed or resited since that time. Like for like sales growth is calculated at constant exchange rates.*

(4) *Waterstone's sales arise solely in Europe.*

EBITDA and operating profit	EBITDA 39 weeks ended 27 January 2001 £ million	EBITDA 39 weeks ended 26 January 2002 £ million	Operating profit 39 weeks ended 27 January 2001 £ million	Operating profit 39 weeks ended 26 January 2002 £ million
HMV				
Europe	52.2	72.3	38.4	59.0
Asia Pacific	10.9	10.5	5.6	5.4
North America	7.6	4.9	3.7	2.8
Total HMV	70.7	87.7	47.7	67.2
Waterstone's	27.4	30.7	18.7	21.7
Total	98.1	118.4	66.4	88.9
Memo:				
E-commerce losses	(5.2)	(0.5)	(6.8)	(2.5)
Total excluding e-commerce	103.3	118.9	73.2	91.4

HMV Europe

Total sales at HMV Europe increased £110.8 million or 22.1% to £613.2 million for the 39 weeks to 26 January 2002. The increase in sales reflected like for like stores sales growth of 16.0%, combined with sales from new stores and resites.

EBITDA for HMV Europe increased £20.1 million to £72.3 million for the 39 weeks to 26 January 2002. This primarily reflected the strong trading throughout the period achieved without margin dilution.

Operating profit at HMV Europe increased £20.6 million to £59.0 million for the 39 week period reflecting the increase in EBITDA discussed above.

HMV Asia Pacific

Reported sales decreased by £4.7 million or 2.2% to £208.9 million for the 39 weeks ended 26 January 2002. At constant exchange rates, total sales increased by £11.5 million or 5.4% due to the contribution from new stores in Japan, offset partially by a 1.0% decline in sales from like for like stores.

EBITDA decreased by £0.4 million to £10.5 million for the 39 week period inclusive of a £0.8 million adverse exchange rate effect. The underlying increase in EBITDA represents consistent profit margins against the prior year, combined with lower e-commerce losses.

Operating profit decreased by £0.2 million to £5.4 million for the 39 weeks ended 26 January 2002 reflecting the decrease in EBITDA discussed above.

HMV North America

Reported sales decreased by £6.2 million or 4.1% to £148.7 million for the 39 weeks ended 26 January 2002. At constant exchange rates, total sales decreased by £5.5 million or 3.6%, with a 2.0% increase in sales from like for like stores being more than offset by the impact of recently closed stores.

EBITDA for North America declined £2.7 million from £7.6 million to £4.9 million for the 39 week period reflecting the impact of store closures, tighter profit margins and the £1.2 million cost of a management reorganisation in the third quarter.

Operating profit for the 39 weeks ended 26 January 2002 decreased by £0.9 million to £2.8 million reflecting the EBITDA result.

Waterstone's

Total sales for Waterstone's increased by £7.0 million or 2.2% to £323.1 million for the 39 weeks ended 26 January 2002. This increase was due to the 3.5% increase in sales from like for like stores, offset by the impact of previously announced store closures.

EBITDA for Waterstone's increased by £3.3 million from £27.4 million to £30.7 million for the 39 week period. This reflected improved sales and margins, particularly over the key Christmas period, more than offsetting annualised increases in store operating costs. The result also benefited from a decrease in e-commerce losses following the commencement of an alliance with Amazon in September 2001.

Operating profit at Waterstone's improved by £3.0 million from £18.7 million to £21.7 million primarily due to the reasons discussed above for EBITDA.

Store activity

	Store Numbers			Square footage ('000s)		
	27 January 2001	26 January 2002	Change No.	27 January 2001	26 January 2002	Change %
HMV						
Europe	134	145	11	845	904	7.0
Asia Pacific	68	70	2	454	453	(0.2)
North America	113	110	(3)	586	550	(6.1)
Total HMV	315	325	10	1,885	1,907	1.2
Waterstone's	204	197	(7)	1,327	1,298	(2.2)
Total	519	522	3	3,212	3,205	(0.2)

HMV opened 14 new stores in the 52 weeks since 27 January 2001, resited five stores and closed four stores, one of which was in respect of a resite which had opened in October 2000. In the 39 week period since 28 April 2001, 14 stores were opened, two stores were resited and one store was closed.

In Waterstone's, in the 52 weeks since 27 January 2001 no new stores were opened and seven stores were closed. All seven closures were in the 39 week period since 28 April 2001.

Total trading square footage decreased by approximately 7,000 square feet from 27 January 2001 to 26 January 2002, including an increase of 22,000 square feet in HMV and a decrease of 29,000 square feet in Waterstone's.

52 WEEKS ENDED 28 APRIL 2001 VERSUS THE 53 WEEKS ENDED 29 APRIL 2000

The following table sets forth for the Group certain profit and loss account data as a percentage of sales for the 52 weeks ended 28 April 2001 and the 53 weeks ended 29 April 2000.

Profit and loss account data

	53 weeks ended 29 April 2000 £ million	(%)	52 weeks ended 28 April 2001 £ million	(%)
Sales	1,390.2	100.0	1,542.7	100.0
Cost of sales(1)	(1,235.0)	(88.8)	(1,377.8)	(89.3)
Gross profit(1)	155.2	11.2	164.9	10.7
Administrative expenses	(74.7)	(5.4)	(88.0)	(5.7)
Other operating (expenses) income(1)	(0.1)	—	0.2	—
Operating profit before operating exceptional items	80.4	5.8	77.1	5.0
Operating exceptional items	(2.6)	(0.2)	(24.2)	(1.6)
Operating profit	77.8	5.6	52.9	3.4
Net finance charges	(60.8)	(4.4)	(70.7)	(4.6)
Profit (loss) before taxation	17.0	1.2	(17.8)	(1.2)
Taxation	(7.5)	(0.5)	1.2	0.1
Profit (loss) after taxation	9.5	0.7	(16.6)	(1.1)
Non-equity dividend and redemption premium	(30.1)	(2.2)	(40.8)	(2.6)
Loss for the period transferred from reserves	(20.6)	(1.5)	(57.4)	(3.7)
EBITDA	116.9	8.4	119.3	7.7

(1) excluding operating exceptional items.

Sales

Total reported sales of the Group, after adjusting for the prior year benefit of the additional week's trading, increased by 12.5% to £1,542.7 million for the 52 weeks ended 28 April 2001. At constant exchange rates, total sales increased by 10.5%. This increase reflected a 4.5% increase in like for like sales with the balance due to a combination of new stores, resites and expansions principally in the HMV business.

Gross profit

Gross profit of the Group for the 52 weeks ended 28 April 2001 increased by £9.7 million from £155.2 million to £164.9 million. On a comparable 52 week basis, gross profit as a percentage of sales decreased from 10.9% to 10.7%, primarily reflecting a margin decline in Waterstone's due to both higher levels of price discounting and stock shrinkage year on year.

Administrative expenses

Group administrative expenses increased by £13.3 million from £74.7 million to £88.0 million in the 52 weeks ended 28 April 2001. Administrative expenses as a percentage of sales increased from 5.4% to 5.7%, principally reflecting increased e-commerce costs, particularly depreciation.

EBITDA

Group EBITDA increased by £2.4 million from £116.9 million to £119.3 million for the 52 weeks ended 28 April 2001, inclusive of £1.2 million of exchange rate benefit. After adjusting for the prior year benefit of an additional week's trading, EBITDA increased by £7.8 million or 7.0%. Excluding e-commerce start-up losses of £6.2 million (2000: £5.7 million), EBITDA for the 52 weeks ended 28 April 2001 increased from £117.2 million to £125.5 million, but decreased from 8.6% to 8.2% as a percentage of sales, primarily reflecting Waterstone's trading in the first half of the year.

Depreciation

Depreciation increased by £5.5 million from £36.6 million to £42.1 million for the 52 weeks ended 28 April 2001, consistent with capital expenditure over the past year and the increased capital expenditure in the second half of 1999/00.

Group operating profit before operating exceptional items

Group operating profit before operating exceptional items after adjusting for the prior year benefit of an additional week's trading increased by £2.2 million to £77.1 million for the 52 weeks ended 28 April 2001. This includes e-commerce losses of £8.4 million (2000: £6.5 million). On a comparable 52 week basis, operating profit as a percentage of sales decreased from 5.5% to 5.0%.

Operating exceptional items

Operating exceptional items totalling £24.2 million were charged in the 52 weeks ended 28 April 2001, of which the total cash impact was only £1.4 million. These included £15.2 million in Waterstone's, £6.6 million in HMV North America and £2.4 million in HMV Europe. The operating exceptional item in Waterstone's results from a major review of the business undertaken during the period and includes principally inventory related provisions, the cost of closure of 11 Waterstone's stores and the restructuring of the Waterstone's Online business. The operating exceptional items in HMV North America and HMV Europe relate primarily to the impairment in the carrying value of fixed assets.

Finance charges

Finance charges for the 52 weeks ended 28 April 2001 were £70.7 million (2000: £60.8 million), including a net £11.4 million (2000: £7.9 million) non-cash charge. Total finance charges also include £4.8 million of exceptional costs incurred in relation to the re-negotiation of the Group's Existing Senior Facilities during the period.

Cash interest of £54.5 million (2000: £52.9 million) related mainly to amounts payable on the Existing Senior Facilities and Notes. The increase in the total cash interest cost reflects higher interest rates in the UK, together with higher facility usage in the first half of the year.

Taxation

The taxation credit of £1.2 million for the 52 weeks ended 28 April 2001 arose principally as a result of an increased deferred tax asset consistent with the operating exceptional items in the period. The tax charge of £7.5 million for the 53 weeks ended 29 April 2000 represented a tax rate on profits after exceptional items of 44.5%. This effective rate of tax for 2000 is higher than the UK statutory rate as a result of only limited relief for tax being available on the operational exceptional item charged to the profit and loss account in the period, combined with unrelieved tax losses arising overseas for which no deferred tax asset was recognised.

Loss attributable to members of the holding company

For the reasons set forth above, the loss after taxation for the 52 weeks ended 28 April 2001 was £16.6 million (2000: Profit of £9.5 million).

Preference dividends and redemption premium on non-equity shares

Under the terms of the senior preference shares issued on 22 May 1998 the Company has charged a dividend of £9.6 million relating to these shares for the 52 weeks ended 28 April 2001 (2000: £7.8 million). A redemption premium of £31.3 million was also charged through the profit and loss account in the period in respect of the junior preference shares (2000: £22.3 million).

In accordance with the provisions of FRS 4 "Capital Instruments", these charges have been credited back through the profit and loss account reserve, rather than being accrued on the balance sheet. A liability will only be recognised when the balances fall to be payable in cash.

Segmental results

Sales	53 weeks ended 29 April 2000 £ million	52 weeks ended 28 April 2001 £ million	Year on year growth[1] %	Constant exchange growth[2] %	Like for like sales growth[3] %
HMV					
Europe	558.4	654.0	17.1	19.2	11.4
Asia Pacific	242.5	285.4	17.7	12.3	0.8
North America	185.4	199.0	7.3	1.3	(3.3)
Total HMV	986.3	1,138.4	15.4	14.1	6.1
Waterstone's[4]	403.9	404.3	0.1	1.7	0.7
Total	1,390.2	1,542.7	11.0	10.5	4.5
53rd week's trading	(18.4)	—	—	—	—
	1,371.8	1,542.7	12.5	10.5	4.5

(1) Growth over prior period based on results translated at the actual exchange rates, being the weighted average exchange rates for the 52 weeks ended 28 April 2001 and the 53 weeks ended 29 April 2000 respectively.

(2) Growth over prior period based on constant exchange rates being the weighted average exchange rates for the 53 weeks ended 29 April 2000 and excludes the effect of the 53rd week's trading.

(3) Like for like stores are those that were open at the beginning of the previous financial year (i.e. open at the beginning of May 1999) and have not been expanded, closed or resited since that time. Like for like sales growth is calculated at constant exchange rates and excludes the effect of the 53rd week's trading.

(4) Waterstone's sales arise solely in Europe.

EBITDA and operating profit	EBITDA		Operating profit	
	53 weeks ended 29 April 2000 £ million	52 weeks ended 28 April 2001 £ million	53 weeks ended 29 April 2000 £ million	52 weeks ended 28 April 2001 £ million
HMV				
Europe	56.7	67.0	41.1	48.7
Asia Pacific	12.2	14.2	5.9	7.0
North America	12.0	7.8	7.9	2.8
Total HMV	80.9	89.0	54.9	58.5
Waterstone's	36.0	30.3	25.4	18.6
Total	116.9	119.3	80.3	77.1
53rd week's trading	(5.4)	—	(5.4)	—
	111.5	119.3	74.9	77.1
Memo:				
E-commerce losses	(5.7)	(6.2)	(6.5)	(8.4)
Total excluding e-commerce	117.2	125.5	81.4	85.5

HMV Europe

Total sales at HMV Europe increased by £95.6 million, or 17.1%, from £558.4 million to £654.0 million for the 52 weeks ended 28 April 2001. At constant exchange rates, and excluding the effect of the prior year 53rd week, sales increased by 19.2%. The increase in sales reflected like for like sales growth of 11.4%, combined with the contribution from new and resited stores.

EBITDA for HMV Europe increased by £10.3 million from £56.7 million to £67.0 million for the 52 weeks ended 28 April 2001. The underlying 23.4% increase on a 52 week basis reflected the flow through of the sales result combined with an increase in EBITDA margin from 9.9% to 10.2%.

Operating profit at HMV Europe increased by £7.6 million from £41.1 million to £48.7 million for the 52 weeks ended 28 April 2001. This reflected the increase in EBITDA, offset by an increased depreciation charge.

HMV Asia Pacific

Total sales increased by £42.9 million or 17.7% from £242.5 million to £285.4 million for the 52 weeks ended 28 April 2001. At constant exchange rates, and excluding the effect of the prior year 53rd week, sales increased by 12.3%. This increase reflected a 0.8% increase in like for like sales, combined with the contribution from new and resited stores primarily in Japan.

EBITDA increased by £2.0 million from £12.2 million to £14.2 million for the 52 weeks ended 28 April 2001. The underlying 13.6% increase on a 52 week basis, excluding the beneficial impact of exchange rates, reflected the flow through of the sales result combined with an increase in EBITDA margin from 4.9% to 5.0%.

Operating profit increased by £1.1 million from £5.9 million to £7.0 million for the 52 weeks ended 28 April 2001. The increase is due to the increase in EBITDA discussed above offset by an increased depreciation charge.

HMV North America

Total sales increased by £13.6 million or 7.3% from £185.4 million to £199.0 million for the 52 weeks ended 28 April 2001. At constant exchange rates, and excluding the effect of the prior year 53rd week, sales increased by 1.3%. This increase reflected the contribution from new and resited stores, offset by a 3.3% decline in like for like sales.

EBITDA decreased by £4.2 million from £12.0 million to £7.8 million for the 52 weeks ended 28 April 2001. The decrease reflects the like for like sales performance combined with tighter margins, particularly in the United States.

Operating profit decreased by £5.1 million from £7.9 million to £2.8 million for the 52 weeks ended 28 April 2001, due to the reasons discussed above for EBITDA.

Waterstone's

Total sales at Waterstone's increased by £0.4 million or 0.1% from £403.9 million to £404.3 million for the 52 weeks ended 28 April 2001. At constant exchange rates, and excluding the effect of the 53rd week in the prior year, sales increased by 1.7%. This increase in sales reflected like for like sales growth of 0.7% combined with the full year contribution from new and resited stores opened in the prior year.

EBITDA for Waterstone's decreased by £5.7 million from £36.0 million to £30.3 million for the 52 weeks ended 28 April 2001. On an underlying 52 week basis, EBITDA margin reduced from 8.5% to 7.5%, reflecting the impact of higher levels of price discounting and inventory shrinkage year on year.

Operating profit at Waterstone's decreased by £6.8 million from £25.4 million to £18.6 million for the 52 weeks ended 28 April 2001 primarily due to the reasons discussed above for EBITDA and an increased depreciation charge.

Store activity

	Store Numbers			Square footage ('000s)		
	29 April 2000	28 April 2001	Change No.	29 April 2000	28 April 2001	Change %
HMV						
Europe	124	133	9	788	842	6.9
Asia Pacific	62	68	6	411	454	10.5
North America	111	111	—	575	566	(1.6)
Total HMV	297	312	15	1,774	1,862	5.0
Waterstone's	208	204	(4)	1,329	1,327	(0.2)
Total	505	516	11	3,103	3,189	2.8

At 28 April 2001, HMV and Waterstone's operated 516 stores worldwide, compared to 505 stores at 29 April 2000. The net increase of 11 stores represents 18 new store openings, seven store closures and 15 store resites. These movements contributed to a 86,000 or 2.8% increase in trading square footage, which totalled 3.2 million at 28 April 2001 (2000: 3.1 million).

In the 52 weeks ended 28 April 2001, HMV opened 18 new stores, closed three stores and resited 12 stores. Trading square footage increased by 88,000 square feet or 5.0% to 1.9 million square feet. New stores were opened in all of HMV's major markets of the United Kingdom, Japan and Canada.

In the same period, Waterstone's closed four stores and resited three stores. Trading square footage decreased by 2,000 square feet or 0.2% to 1.3 million square feet.

53 WEEKS ENDED 29 APRIL 2000 VERSUS THE 52 WEEKS ENDED 24 APRIL 1999

The following table sets forth for the Group certain profit and loss account data as a percentage of sales for the 53 weeks ended 29 April 2000 and the 52 weeks ended 24 April 1999.

	52 weeks ended 24 April 1999 £ million	(%)	53 weeks ended 29 April 2000 £ million	(%)
Sales	1,258.8	100.0	1,390.2	100.0
Cost of sales	(1,104.9)	(87.8)	(1,235.0)	(88.8)
Gross profit	153.9	12.2	155.2	11.2
Administrative expenses	(68.7)	(5.5)	(74.7)	(5.4)
Other operating income (expenses)(1)	0.8	—	(0.1)	—
Group operating profit before operating exceptional items	86.0	6.8	80.4	5.8
Share of loss of associate	(1.3)	(0.1)	—	—
Operating exceptional items	(7.7)	(0.6)	(2.6)	(0.2)
Operating profit	77.0	6.1	77.8	5.6
Net finance charges	(61.6)	(4.9)	(60.8)	(4.4)
Profit before taxation	15.4	1.2	17.0	1.2
Taxation	(5.0)	(0.4)	(7.5)	(0.5)
Profit after taxation	10.4	0.8	9.5	0.7
Non-equity dividend and redemption premium	(28.1)	(2.2)	(30.1)	(2.2)
Loss for the period transferred from reserves	(17.7)	(1.4)	(20.6)	(1.5)
EBITDA	117.5	9.3	116.9	8.4

(1) Excluding operating exceptional items.

Sales

Total reported sales of the Group increased by £131.4 million or 10.4% from £1,258.8 million to £1,390.2 million for the 53 weeks ended 29 April 2000. At constant exchange rates, and excluding the 53rd week's trading, total sales increased by 6.5%. This increase reflected a 0.9% increase in like for like sales with the balance due to a combination of new stores, resites and expansions throughout the Group.

Gross profit

Gross profit of the Group for the 53 weeks ended 29 April 2000 increased by £1.3 million from £153.9 million to £155.2 million, but, as a percentage of sales, decreased from 12.2% to 11.2%. This reflected the performance of Waterstone's in the period, with the impact of a decline in like for like sales and increased price discounting and rental costs, more than offsetting cost control initiatives.

Administrative expenses

Group administrative expenses increased by £6.0 million from £68.7 million to £74.7 million in the 53 weeks ended 29 April 2000, inclusive of £4.5 million of e-commerce related costs. Excluding such costs, administrative expenses as a percentage of sales decreased from 5.5% to 5.1% due to a focus on cost control across the business.

EBITDA

Group EBITDA decreased by £0.6 million from £117.5 million to £116.9 million for the 53 weeks ended 29 April 2000, inclusive of £1.6 million of exchange rate benefit and £5.4 million from the 53rd week's trading. The result for the 53 weeks ended 29 April 2000 also includes e-commerce losses of £5.7 million, while the corresponding period includes a £1.1 million share of associate's losses. EBITDA for the 53 weeks ended 29 April 2000 decreased from 9.3% to 8.4% as a percentage of sales, which reflected the movements in gross profit and administrative expenses discussed above.

Depreciation

Depreciation increased by £3.8 million from £32.8 million to £36.6 million for the 53 weeks ended 29 April 2000, consistent with the increased levels of capital expenditure incurred in the period.

Group operating profit before operating exceptional items

Group operating profit before operating exceptional items decreased by £5.6 million from £86.0 million to £80.4 million for the 53 weeks ended 29 April 2000. As a percentage of sales, group operating profit before operating exceptional items decreased from 6.8% to 5.8% for the 53 weeks ended 29 April 2000, reflecting the movements in EBITDA and depreciation discussed above.

Operating exceptional items

The operating exceptional charge of £2.6 million relates to the discontinuance of the Dillons brand, including a provision for certain store closures. The prior period charge of £7.7 million related to an impairment in value of the Group's investment in an associate, Daisy & Tom Limited (now known as Chelsea Stores Limited).

Finance charges

Finance charges for the 53 weeks ended 29 April 2000 were £60.8 million (1999: £61.6 million), including a net £7.9 million non-cash charge (1999: £7.6 million). Cash interest of £52.9 million (1999: £54.0 million) related mainly to amounts payable on the Existing Senior Facilities and the Notes. The decrease in the total cash interest cost reflects lower interest rates in the UK, offset by higher average debt due to increased capital expenditure and the benefit in the prior year of the timing of final acquisition payments due, following the formation of the Group.

Taxation

The taxation charge for the 53 weeks ended 29 April 2000 was £7.5 million (1999: £5.0 million). This represents a tax rate on profits after exceptional items of 44% (1999: 33%). This effective rate of tax for 2000 is higher than the UK statutory rate as a result of only limited relief for tax being available on the operational exceptional item charged to the profit and loss account in the period, combined with unrelieved tax losses arising overseas for which no deferred tax asset was recognised.

Profit attributable to members of the holding company

For the reasons set forth above, the profit after taxation for the 53 weeks to 29 April 2000 was £9.5 million (1999: £10.4 million).

Preference dividends and redemption premium on non-equity shares

Under the terms of the senior preference shares issued on 22 May 1998 the Company has charged a dividend of £7.8 million relating to these shares for the 53 weeks ended 29 April 2000 (1999: £6.4 million). A redemption premium of £22.3 million was also charged through the profit and loss account in the period in respect of the junior preference shares (1999: £21.7 million).

In accordance with the provisions of FRS 4 "Capital Instruments", these charges have been credited back through the profit and loss account reserve, rather than being accrued on the balance sheet. A liability will only be recognised when the balances fall to be payable in cash.

Segmental Results

Sales	52 weeks ended 24 April 1999 £million	53 weeks ended 29 April 2000 £million	Year on year growth(1) %	Constant exchange growth(2) %	Like for like sales growth(3) %
HMV					
Europe	490.4	558.4	13.9	12.7	5.5
Asia Pacific	203.9	242.5	19.0	4.7	(1.0)
North America	173.9	185.4	6.6	0.2	(0.5)
Total HMV	868.2	986.3	13.6	8.3	2.9
Waterstone's(4)	390.6	403.9	3.4	2.4	(3.7)
Total	1,258.8	1,390.2	10.4	6.5	0.9
53rd week's trading	—	(18.4)	—	—	—
	1,258.8	1,371.8	9.0	6.5	0.9

(1) *Growth over prior period based on results translated at the actual exchange rates, being the weighted average exchange rates for the 53 weeks ended 29 April 2000 and the 52 weeks ended 24 April 1999 respectively.*

(2) *Growth over prior period based on constant exchange rates being the weighted average exchange rates for the 52 weeks ended 24 April 1999 and excludes the effect of the 53rd week's trading.*

(3) *Like for like stores are those that were open at the beginning of the previous financial year (i.e. open at the beginning of May 1998) and have not been expanded, closed or resited since that time. Like for like sales growth is calculated at constant exchange rates and excludes the effect of the 53rd week's trading.*

(4) *Waterstone's sales arise solely in Europe.*

EBITDA and operating profit	EBITDA 52 weeks ended 24 April 1999 £million	EBITDA 53 weeks ended 29 April 2000 £million	Operating profit 52 weeks ended 24 April 1999 £million	Operating profit 53 weeks ended 29 April 2000 £million
HMV				
Europe	50.0	56.7	36.0	41.1
Asia Pacific	9.0	12.2	3.8	5.9
North America	10.0	12.0	6.4	7.9
Total HMV	69.0	80.9	46.2	54.9
Waterstone's	49.6	36.0	39.8	25.4
Total	118.6	116.9	86.0	80.3
53rd week's trading	—	(5.4)	—	(5.4)
Share of associate's losses	(1.1)	—	(1.3)	—
	117.5	111.5	84.7	74.9
Memo:				
E-commerce losses	—	(5.7)	—	(6.5)
Total excluding e-commerce	117.5	117.2	84.7	81.4

HMV Europe

Total sales at HMV Europe increased by £68.0 million or 13.9% from £490.4 million to £558.4 million for the 53 weeks ended 29 April 2000. At constant exchange rates and excluding the impact of the 53rd week's trading, sales increased by 12.7%. The increase in sales reflected like for like sales growth of 5.5%, combined with the contribution from new and resited stores.

EBITDA for HMV Europe increased by £6.7 million from £50.0 million to £56.7 million for the 53 weeks ended 29 April 2000. The increase was primarily due to the flow through of the sales result, including the benefit of the 53 week, offset by e-commerce losses. EBITDA margin improved from 10.1% to 10.2%.

Operating profit at HMV Europe increased by £5.1 million from £36.0 million to £41.1 million for the 53 weeks ended 29 April 2000. This reflected the increase in EBITDA, offset by an increased depreciation charge consistent with higher levels of capital expenditure incurred.

HMV Asia Pacific

Total sales increased by £38.6 million or 19.0% from £203.9 million to £242.5 million for the 53 weeks ended 29 April 2000. At constant exchange rates and excluding the impact of the 53rd week's trading, sales increased by 4.7%. The increase in sales at constant exchange rates reflected a 1.0% decline in like for like sales, more than offset by the contribution from new and resited stores in Japan and Australia.

EBITDA increased by £3.2 million from £9.0 million to £12.2 million for the 53 weeks ended 29 April 2000. The increase in EBITDA reflects the flow through of the sales result, continued focus on cost control, a £1.5 million exchange rate benefit and the impact of an additional week's trading, offset by e-commerce losses in the year.

Operating profit increased by £2.0 million from £3.9 million to a £5.9 million for the 53 weeks ended 29 April 2000. The increase is due to the increase in EBITDA discussed above offset by an increased depreciation charge consistent with higher levels of capital expenditure incurred.

HMV North America

Total sales increased by £11.5 million or 6.6% from £173.9 million to £185.4 million for the 53 weeks ended 29 April 2000. At constant exchange rates and excluding the impact of the 53rd week's trading, sales increased 0.2%. This increase reflected the contribution from new and resited stores, more than offsetting a marginal 0.5% decline in like for like sales and the impact of stores closed in the United States in the current and prior periods.

EBITDA increased by £2.0 million from £10.0 million to £12.0 million for the 53 weeks ended 29 April 2000. The increase reflects margin improvements, operating cost control, a £0.6 million exchange rate benefit and the impact of an additional week's trading, offset by e-commerce losses in the year.

Operating profit improved by £1.5 million from £6.4 million to £7.9 million for the 53 weeks ended 29 April 2000, due to the reasons discussed above for EBITDA.

Waterstone's

Total sales at Waterstone's increased by £13.3 million or 3.4% from £390.6 million to £403.9 million for the 53 weeks ended 29 April 2000. At constant exchange rates and excluding the impact of the 53rd week's trading, sales increased by 2.4%. This increase was due to sales from new stores, offset by a 3.7% decline in like for like sales.

EBITDA for Waterstone's decreased by £13.6 million from £49.6 million to £36.0 million for the 53 weeks ended 29 April 2000. EBITDA margin reduced from 12.7% to 8.9%, driven by the combination of a like for like sales decline, increased discounting and rent costs, and e-commerce losses, more than offsetting cost control initiatives in the business. In addition the current period reflected the benefit of a 53rd week's trading, while the prior period was inclusive of a £1.5 million non-recurring profit on disposal of a store lease.

Operating profit at Waterstone's decreased by £14.4 million from £39.8 million to £25.4 million for the 53 weeks ended 29 April 2000 due to the reasons discussed above for EBITDA and an increased depreciation charge.

Store activity

	Store Numbers			Square footage ('000s)		
	24 April 1999	29 April 2000	Change No.	24 April 1999	29 April 2000	Change %
HMV						
Europe	115	124	9	725	788	8.7
Asia Pacific	54	62	8	392	411	4.8
North America	106	111	5	551	575	4.4
Total HMV	275	297	22	1,668	1,774	6.3
Waterstone's	208	208	—	1,260	1,329	5.5
Total	483	505	22	2,928	3,103	6.0

At 29 April 2000, HMV and Waterstone's operated 505 stores worldwide, compared to 483 stores at 24 April 1999. The net increase of 22 stores represents 36 new store openings, 14 store closures and the resite of 11 stores. These movements contributed to a 175,000, or 6.0%, increase in trading square footage, which totalled 3.1 million at 29 April 2000 from 2.9 million at 24 April 1999.

HMV opened 28 new stores during the 53 weeks ended 29 April 2000, closed six stores and resited nine stores. Trading square footage increased by 106,000 square feet or 6.3% to 1.8 million square feet. New stores were opened in all of HMV's major markets of the United Kingdom, Japan and Canada, as well as in Australia, the United States and Germany.

In the 53 weeks ended 29 April 2000, Waterstone's opened eight new stores, closed eight stores and resited two stores. Trading square footage increased by 69,000 square feet or 5.5% to 1.3 million square feet primarily reflecting the opening during the year of Waterstone's new 57,000 square feet flagship store in London's Piccadilly.

INFLATION

In the Directors' opinion, changes in net sales and operating profit of the Group that have resulted from inflation and changing prices have not been material during the periods presented. There is no assurance, however, that inflation will not materially affect the Group in the future.

EXCHANGE RATES AND THE INTRODUCTION OF THE EURO

The Group's financial statements are published in pounds sterling. A significant proportion of the Group's assets, earnings and sales are denominated in currencies other than pounds sterling. As a result, the Group has a translation exposure to fluctuations in the value of specific currencies against pound sterling in the preparation of its financial statements. For purposes of the financial statements, the results of its non-UK operations are translated into pounds sterling at average rates for the year or period, as the case may be, while net assets are translated at financial year end rates. The Group generally does not hedge translation exposure of overseas earnings although the Group may implement short-term hedges to secure short-term financial objectives.

The Group operates using policies and within limits approved by the Board, covering the use of financial instruments including, where appropriate, derivative contracts, and the hedging of interest and exchange rate risk.

The Group manages its interest rate risk by using a combination of fixed rate borrowings and certain interest rate derivative contracts. As at 26 January 2002, the Group had 67% of its borrowings at either fixed or capped rates (28 April 2001: 78%). The Group does not enter into unmatched or speculative transactions. Financial instruments are only used to hedge defined underlying exposures. The transactions in foreign currencies are undertaken centrally.

The implementation of the euro is likely to result in considerable costs, if the United Kingdom joins, both in training and in systems application. The Directors currently intend to charge these costs to the profit and loss account as incurred. Costs to date have not been significant.

Of the countries in Phase One of the transition, the Group has a presence in Ireland, Germany, Belgium and the Netherlands, which together contribute less than 5% of the Group's sales. The currency changeover in these countries was successfully implemented on 1 January 2002. The work undertaken in the Phase One countries will be incorporated into the planning for the UK businesses since similar systems are used in all businesses.

LIQUIDITY

The Group's principal capital requirements are to fund working capital needs, the opening of new stores, the refurbishment and expansion of existing stores, and the continued development of the Group's technological infrastructure.

The following table summarises the significant cash flows of the Group for the periods under review.

	52 weeks ended 24 April 1999 £ million	53 weeks ended 29 April 2000 £ million	52 weeks ended 28 April 2001 £ million	39 weeks ended 27 January 2001 £ million	39 weeks ended 26 January 2002 £ million
EBITDA	118.6	116.9	119.3	98.1	118.4
Stock	(13.8)	(10.1)	5.9	(17.6)	4.5
Debtors	10.3	(6.5)	(0.1)	9.9	4.9
Creditors	25.1	6.2	48.2	96.4	101.7
Working capital	21.6	(10.4)	54.0	88.7	111.1
Provision utilisation	(16.0)	(8.5)	(7.0)	(3.7)	(6.5)
Other	0.1	0.7	(0.1)	—	(0.1)
Cash inflow from operations	124.3	98.7	166.2	183.1	222.9
Capital expenditure	(43.3)	(68.7)	(35.8)	(29.2)	(17.4)
Servicing of finance	(50.4)	(52.3)	(55.4)	(49.9)	(45.9)
Taxation	(8.8)	(4.9)	(2.0)	(1.3)	(2.1)
Cash inflow (outflow) after capital expenditure, interest and taxation	21.8	(27.2)	73.0	102.7	157.5

The increase in cash inflow from operations in the more recent periods under review reflects the improved profitability in the 39 weeks ended 26 January 2002 combined with successful working capital management throughout the Group. This was primarily due to an increase in creditors, reflecting improved supplier terms, combined with reduced levels of inventory.

The provision utilisation primarily reflects the annual release of onerous lease provisions set up as fair value adjustments on the formation of the Group, combined with spend against operating exceptional provisions set up during the period under review.

The major components of the capital expenditure include investment in both existing and new stores and information technology. The peak level during the 53 weeks ended 29 April 2000 represented in part a roll over of the store opening programme scheduled for the first two years of the Group's operation. In later periods, the reduction in capital expenditure reflected a focus in Waterstone's on internal operational improvements. The Group expects total capital expenditure of between £60 million and £65 million for each of the years ending April 2003 and 2004, reflecting an increased level of expenditure on new stores and resites in HMV and an acceleration of a refurbishment programme in Waterstone's. Of this, approximately 30% would represent spend on the new store and resite activity, and 70% on portfolio maintenance, including the programme of refits in Waterstone's stores. However, actual capital expenditure could vary materially from these estimates as a result of prevailing market conditions.

Net cash outflow from interest payments for each of the periods under review primarily related to the interest payable on the Notes and the borrowings under the Existing Senior Facility Agreement.

On the basis of the above, the Group reported a significantly improving trend of cash inflow before financing during the periods under review, with underlying net borrowings of the Group at 26 January 2002 (£347.6 million) £126.7 million lower than the level as at 27 January 2001 (£474.3 million).

	24 April 1999 £ million	29 April 2000 £ million	28 April 2001 £ million	27 January 2001 £ million	26 January 2002 £ million
Underlying net borrowings	536.2	571.6	503.7	474.3	347.6

CAPITAL RESOURCES

During the periods under review, the Existing Senior Facilities, the Notes and the EMI Revolving Credit Facility represented the Group's significant sources of financing. The total available facility at 26 January 2002 is summarised below:

	Total facility as at 26 January 2002 £ million
Term loans	260.1
Working Capital Facility	150.0
Total Existing Senior Facilities	410.1
10⅞% Sterling denominated, due 2008	135.0
10¼% US$ denominated, due 2008	88.7
Total Notes	223.7
EMI Revolving Credit Facility	50.0
	683.8

Under the terms of the Existing Senior Facility Agreement, £12.0 million in repayments were made in the 39 weeks ended 26 January 2002 and a further £18.0 million is due in the 13 weeks ended 26 April 2002. In addition, £18.0 million in repayments were made in the 52 weeks ended 28 April 2001, £10.0 million in the 53 weeks ended 29 April 2000 and £6.0 million in the 52 weeks ended 24 April 1999. Details of the New Senior Facility Agreement are set out in paragraph 10(e) of Part 8 of this document.

CURRENT TRADING & PROSPECTS

The information in relation to the interim results for HMV Group for the 39 weeks ended 26 January 2002 is set out in Part 4 of this document. Since 26 January 2002, the UK book market has softened. Nevertheless, Waterstone's has continued to increase market share and profitability, which is in line with the Directors' expectations. The Directors forecast that for the 52 weeks ending 27 April 2002 the Group's turnover will be approximately £1,650 million, EBITDA (before exceptionals) will not be less than £145 million and operating profit (before exceptionals) will not be less than £105 million. Further details are set out in Part 6 of this document.

The Directors view the prospects of HMV Group for the current and forthcoming financial years with confidence and believe that the Group's existing businesses and future plans position it well to take advantage of the substantial opportunities available to strengthen the Group's market position, exploit new product opportunities and embrace new distribution channels.

US GAAP RECONCILIATION

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"), which differ in certain significant respects from accounting principles generally accepted in the United States ("US GAAP")—see Part 7 of this document. The principal differences between UK GAAP and US GAAP during the period under review were in respect of the capitalisation and amortisation of acquisition goodwill and the effects of differing deferred tax methodologies. The Company has filed Form 20-F Annual Reports with the US Securities and Exchange Commission ("SEC') for each of the three years ended 28 April 2001 which contained quantitative disclosure of the differences between UK and US GAAP. Copies of these Form 20-F filings are publicly available from the SEC.

Under US GAAP, the adjusted net loss for the 52 weeks ended 27 April 2001, the 53 weeks ended 29 April 2000 and the 52 weeks ended 24 April 1999 would have been £33.4 million, £19.3 million and £2.2 million respectively. The adjusted net shareholders' funds as at 27 April 2001, 29 April 2000 and 24 April 1999 would have been £69.5 million, £133.7 million and £177.6 million respectively.

Following completion of the Tender Offer, and the subsequent redemption of the Notes and the senior preference shares, the Company may no longer be required to prepare or file a Form 20-F with the SEC. It may consequently not be required to prepare or publish a US GAAP reconciliation of its financial statements for future periods.

RECENTLY ISSUED ACCOUNTING ANNOUNCEMENTS

Accounting for retirement benefits

The UK Accounting Standards Board in November 2000 issued Financial Reporting Standard ("FRS") 17 "Retirement Benefits", which sets out the accounting treatment for retirement benefits such as pensions. The standard requires pension scheme assets to be measured using market values and liabilities to be measured using a projected unit method and then discounted, with the resulting surplus or deficit recognised in full on the balance sheet. The movement in the balance sheet value will be shown in the profit and loss account and statement of total recognised gains and losses, with current and past service costs being recognised within operating profit. This new standard becomes fully effective for the Group's accounting period ending April 2004, but the transitional provisions of the standard required additional note disclosures to be made for periods ending April 2002 and April 2003.

HMV employees within defined benefit arrangements are members of either the HMV Scheme or members of the EMI Fund. On the basis of the latest actuarial valuation of the EMI Fund (31 March 2000) employer contributions have been suspended. Within six months to two years following Admission, a process of separation will take place which will result in the active membership of all Group employees who are members of the EMI Fund ceasing and such employees being offered the opportunity to join the HMV Scheme in respect of future service and take a transfer payment to the HMV Scheme in respect of past service benefits.

Lease accounting

The UK Accounting Standards Board is developing proposals for changes to the treatment of lease accounting and in December 1999 issued a discussion paper entitled "Leases: Implementation of A New Approach". The current proposal is that the lessee should recognise an asset and a liability at the beginning of the lease equivalent to the fair value of the rights and obligations that are conveyed by the lease. The discussion paper proposed that this is usually the present value of the minimum payments required by the lease. Thereafter, the accounting for the lease asset and liability would follow the normal requirements for accounting for fixed assets and debt.

The discussion paper also examines the principles of accounting for more complex features of leases agreements, including rentals contingent upon the lessee's revenues or profits, such as turnover leases. In the case of turnover leases, the minimum lease payments may be unrepresentative of the value conveyed by the lease. In such cases, the fair value to be capitalised should be the fair value which may be determined by reference to a similar lease having no contingent payments, such as a market rent.

The Accounting Standards Board has received widespread comment on the discussion paper from a cross-section of UK businesses and professional bodies and is currently undertaking a process that includes additional consultation and the issuance of further draft proposals. However it is too early in this process to assess the exact form, content and implications of any potential new accounting standard in this area.

Part 4 – Accountants' Report

ACCOUNTANTS' REPORT ON HISTORICAL FINANCIAL INFORMATION

ERNST & YOUNG

Ernst & Young LLP
Becket House
1 Lambeth Palace
Road
London SE1 7EU

The Directors
HMV Group plc
Shelley House
2-4 York Road
Maidenhead
Berkshire SL6 1SR

UBS Warburg Ltd
1 Finsbury Avenue
London EC2M 2PP

Salomon Brothers International Limited
33 Canada Square
Canary Wharf
London E14 5LB

24 April 2002

Dear Sirs

INTRODUCTION

We report on the financial information set out below. This financial information has been prepared for inclusion in the prospectus dated 24 April 2002 of HMV Group plc.

BASIS OF PREPARATION

The financial information is based on the audited consolidated financial statements of HMV Group plc for the three years ended 28 April 2001 and the audited non-statutory financial statements for the 39 weeks ended 26 January 2002 and has been prepared on the basis set out on page 75 after making such adjustments as we considered necessary.

RESPONSIBILITY

Such financial statements are the responsibility of the directors of HMV Group plc who approved their issue.

The directors of HMV Group plc are responsible for the contents of the prospectus dated 24 April 2002 in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial statements, to form an opinion on the financial information and to report our opinion to you.

BASIS OF OPINION

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that previously obtained by us relating to the audit of the financial statements underlying the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial statements underlying the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

OPINION

In our opinion, the financial information gives, for the purposes of the prospectus dated 24 April 2002, a true and fair view of the state of affairs of HMV Group plc as at the dates stated and of its profits, cash flows and recognised gains and losses for the periods then ended.

Consolidated profit and loss account for the period:	Notes	52 weeks ended 24 April 1999 £000	53 weeks ended 29 April 2000 £000	52 weeks ended 28 April 2001 £000	39 weeks ended 26 January 2002 £000
Turnover	1	1,258,791	1,390,157	1,542,745	1,293,909
Cost of sales		(1,104,925)	(1,234,952)	(1,397,092)	(1,131,820)
Gross profit		153,866	155,205	145,653	162,089
Administrative expenses		(68,744)	(74,735)	(88,004)	(73,116)
Other operating income (expenses)		883	(2,636)	(4,684)	(38)
Group operating profit	1 & 2	86,005	77,834	52,965	88,935
Group operating profit before exceptional items		86,005	80,377	77,118	88,935
Operating exceptional items	10	—	(2,543)	(24,153)	—
Share of operating loss in associate		(4,302)	—	—	—
Amortisation of goodwill arising on acquisition of associate		(4,739)	—	—	—
Total operating profit		76,964	77,834	52,965	88,935
Total operating profit before exceptional items		84,698	80,377	77,118	88,935
Total operating exceptional items	10	(7,734)	(2,543)	(24,153)	—
Total non-operating exceptional items	10	—	—	—	996
Total profit on ordinary activities before finance charges and taxation		76,964	77,834	52,965	89,931
Finance charges	6	(61,535)	(60,797)	(70,745)	(42,747)
Profit (loss) on ordinary activities before taxation		15,429	17,037	(17,780)	47,184
Taxation on profit (loss) on ordinary activities	8	(5,034)	(7,582)	1,193	(14,688)
Profit (loss) attributable to members of the holding company		10,395	9,455	(16,587)	32,496
Redemption premium	9	(21,741)	(22,254)	(31,260)	(23,859)
Preference dividends on non-equity shares	9	(6,351)	(7,816)	(9,594)	(8,181)
Transfer (from)/to profit and loss reserve	28	(17,697)	(20,615)	(57,441)	456
EBITDA[1]	2	117,531	116,929	119,258	118,395
Earnings per share – basic and diluted	7	(156.3)	(181.4)	(510.8)	4.1
– adjusted basic and diluted	7	(88.0)	(162.4)	(268.8)	(4.9)

(1) EBITDA is Earnings Before Interest, Taxation, Depreciation, Amortisation and operating exceptional items.

All results relate to continuing activities.

There is no difference between the results stated above and their historical cost equivalents.

Statement of total recognised gains and losses for the period:

	52 weeks ended 24 April 1999 £000	53 weeks ended 29 April 2000 £000	52 weeks ended 28 April 2001 £000	39 weeks ended 26 January 2002 £000
Profit (loss) for the period excluding share of losses of associate	11,483	9,455	(16,587)	32,496
Share of associate's losses for the period	(1,088)	—	—	—
Profit (loss) for the period	10,395	9,455	(16,587)	32,496
Currency retranslation	(1,751)	(2,181)	(2,072)	256
Net exchange gains (losses) on foreign currency borrowings	187	(507)	1,722	(1,844)
Tax on exchange differences on foreign currency borrowings	(530)	(343)	—	230
Other recognised losses	(2,094)	(3,031)	(350)	(1,358)
Total recognised losses and gains relating to the period	8,301	6,424	(16,937)	31,138

Reconciliation of movements in shareholders' funds for the period:

	52 weeks ended 24 April 1999 £000	53 weeks ended 29 April 2000 £000	52 weeks ended 28 April 2001 £000	39 weeks ended 26 January 2002 £000
Profit (loss) for the period	10,395	9,455	(16,587)	32,496
Other recognised losses	(2,094)	(3,031)	(350)	(1,358)
Additional goodwill arising on acquisition of business – prior period	(16,255)	—	—	—
Shares issued	51,231	—	—	—
Net increase (decrease) in shareholders' funds for the period	43,277	6,424	(16,937)	31,138
Opening shareholders' funds	(455,936)	(412,659)	(406,235)	(423,172)
Closing shareholders' funds	(412,659)	(406,235)	(423,172)	(392,034)

Consolidated balance sheet for the period:

	Notes	As at 24 April 1999 £000	As at 29 April 2000 £000	As at 28 April 2001 £000	As at 26 January 2002 £000
Fixed assets					
Tangible assets	11	145,694	177,694	161,450	146,389
Investment: own shares	13	299	404	877	929
		145,993	178,098	162,327	147,318
Current assets					
Stocks	15	182,152	194,497	185,840	179,718
Debtors: amounts falling due within one year	16	46,253	53,583	53,363	48,345
Debtors: amounts falling due after more than one year	16	6,354	8,866	8,780	8,426
Debtors	16	52,607	62,449	62,143	56,771
Investments and short-term deposits	19	6,822	7,225	4,033	2,992
Cash at bank and in hand	19	13,976	15,316	29,104	135,387
		255,557	279,487	281,120	374,868
Creditors: amounts falling due within one year					
Borrowings	17	(67,356)	(120,229)	(87,081)	(34,421)
Other creditors	20	(245,020)	(260,508)	(317,290)	(421,566)
		(312,376)	(380,737)	(404,371)	(455,987)
Net current liabilities		(56,819)	(101,250)	(123,251)	(81,119)
Total assets less current liabilities		89,174	76,848	39,076	66,199
Creditors: amounts falling due after more than one year					
Borrowings	17	(470,446)	(457,933)	(437,006)	(441,135)
Other creditors	21	(1,881)	(1,443)	(1,526)	(1,140)
		(472,327)	(459,376)	(438,532)	(442,275)
Provisions for liabilities and charges					
Other provisions	23	(29,506)	(23,707)	(23,716)	(15,958)
		(412,659)	(406,235)	(423,172)	(392,034)
Capital and reserves					
Called up share capital	24	1,848	1,848	1,848	1,848
Share premium account	28	223,431	223,431	223,431	223,431
Profit and loss account (including goodwill previously written off)	28	(637,938)	(631,514)	(648,451)	(617,313)
Equity shareholders' funds		(659,219)	(683,380)	(742,605)	(744,176)
Non-equity shareholders' funds	9	246,560	277,145	319,433	352,142
Total shareholders' funds		(412,659)	(406,235)	(423,172)	(392,034)

Consolidated cash flow statement for the period:	Notes	52 weeks ended 24 April 1999 £000	53 weeks ended 29 April 2000 £000	52 weeks ended 28 April 2001 £000	39 weeks ended 26 January 2002 £000
Net cash inflow from operating activities		124,276	98,664	166,242	222,923
Returns on investments and servicing of finance					
Interest received		4,722	1,144	1,249	944
Interest paid		(46,663)	(53,076)	(55,344)	(46,848)
Costs incurred in connection with the raising of debt		(8,415)	(327)	(1,299)	—
Net cash outflow from returns on investments and servicing of finance		(50,356)	(52,259)	(55,394)	(45,904)
Tax paid		(8,777)	(4,865)	(1,991)	(2,148)
Capital expenditure and financial investment					
Purchase of tangible fixed assets	11	(44,281)	(69,330)	(37,263)	(17,564)
Disposal of tangible fixed assets		827	748	1,955	224
Sale (purchase) of investment in own shares		176	(105)	(473)	(52)
Net cash outflow from capital expenditure		(43,278)	(68,687)	(35,781)	(17,392)
Acquisitions and disposals					
Purchase of businesses net of cash, including associated fees		(47,094)	(652)	(190)	—
Investment in associate		(6,000)	—	—	996
Net cash (outflow) inflow from acquisitions		(53,094)	(652)	(190)	996
Net cash (outflow) inflow before management of liquid resources and financing		(31,229)	(27,799)	72,886	158,475
Management of liquid resources	19	42,441	(401)	3,198	808
Financing					
New loans/drawdown on short-term facilities		212,264	35,576	(14,260)	(19,314)
Loan repayments		(264,313)	(10,117)	(17,957)	(12,251)
Capital element of finance lease rental payments		(238)	(46)	—	—
Issue of share capital (net of costs)		47,543	—	—	—
Net cash (outflow) inflow from financing		(4,744)	25,413	(32,217)	(31,565)
Net cash inflow (outflow) from management of liquid resources and financing		37,697	25,012	(29,019)	(30,757)
Increase (decrease) in cash in the period	19	6,468	(2,787)	43,867	127,718

Reconciliation of operating profit to net cash flow from operating activities	Notes	52 weeks ended 24 April 1999 £000	53 weeks ended 29 April 2000 £000	52 weeks ended 28 April 2001 £000	39 weeks ended 26 January 2002 £000
Group operating profit	1	86,005	77,834	52,965	88,935
Depreciation charge	11	32,655	36,552	42,140	29,460
Fixed asset impairment		—	—	8,825	—
Amounts provided in respect of operating exceptional items		—	2,543	15,328	—
(Profit) loss on disposal of fixed assets		13	609	6	(90)
Amounts utilised in respect of operating exceptional items		(7,745)	(1,986)	(170)	(2,330)
Amounts utilised in respect of acquisition provisions		(8,406)	(6,383)	(6,867)	(4,122)
Amounts utilised in respect of trading items		157	(146)	—	—
(Increase) decrease in working capital:					
Stock		(13,753)	(10,074)	5,880	4,441
Debtors		10,276	(6,456)	(88)	4,936
Creditors		25,074	6,171	48,223	101,693
Net cash inflow from operating activities		124,276	98,664	166,242	222,923

ACCOUNTING POLICIES

Basis of Preparation

The consolidated financial information of the Company and its subsidiaries is made up to the Saturday on or immediately preceding 30 April, each year. Consequently, this financial information covers the 52 weeks ended 24 April 1999, the 53 weeks ended 29 April 2000 and the 52 weeks ended 28 April 2001, with an additional non-statutory financial period for the 39 weeks ended 26 January 2002. The consolidated financial information is prepared under the historical cost convention and in accordance with applicable UK accounting standards and specifically in accordance with the following accounting policies.

Basis of Consolidation

The consolidated financial information consolidates the accounts of the Company and its subsidiaries. The results of all subsidiaries were taken from their accounts made up to, or about, the period ends. The results of subsidiaries acquired during a period are included from the date that effective control passed.

Turnover

Turnover represents the value of goods and services supplied, less discounts given. Turnover excludes value added tax ("VAT") and similar sales-related taxes.

Goodwill

Goodwill arising on acquisitions prior to 25 April 1998 was set off directly against reserves. Goodwill previously eliminated against reserves has not been reinstated on implementation of Financial Reporting Standard 10 (FRS 10) "Goodwill and Intangible Assets".

Positive goodwill arising on acquisitions since 25 April 1998 is capitalised, classified as an asset on the balance sheet and amortised on a straight line basis over its useful economic life up to a presumed maximum of 20 years. It is reviewed for impairment at the end of the first full financial year following the acquisition and in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.

If a subsidiary, associate or business is subsequently sold or closed, any goodwill arising on acquisition that was set off directly against reserves, or that has not been amortised through the profit and loss account, is taken into account in determining the profit or loss on sale or closure.

Foreign Currencies

Transactions denominated in foreign currencies are recorded at the rates of exchange ruling at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated into sterling either at period end rates or, where there are related foreign exchange contracts, at contract rates. The resulting foreign exchange differences are dealt with in the determination of profit (loss) for the period.

On consolidation, average exchange rates have been used to translate the results of overseas companies and businesses, and the assets and liabilities of overseas companies and businesses are translated into sterling at period end rates.

Exchange differences are dealt with as a movement in reserves where they arise from the translation of the opening net assets of overseas operations, the retranslation of retained earnings of overseas operations from average to closing rates of exchange, and the translation or conversion of foreign currency borrowings taken to hedge overseas assets. In addition, exchange differences arising on the retranslation of goodwill at historic rates are also taken to Group reserves.

Advertising Costs

Advertising costs are expensed as incurred.

Leased Assets

In respect of property operating leases, benefits received and receivable as an incentive to sign a lease are spread on a straight line basis over the shorter of the lease term and the period to the date of the first rent review. All other operating lease payments are charged directly to the profit and loss account in the financial period to which the payments relate.

Tangible Fixed Assets

The capitalised cost of tangible fixed assets includes only those costs that are directly attributable to bringing an asset to its working condition for its intended use.

Depreciation of tangible fixed assets is calculated on cost, at rates estimated to write off the cost less the estimated residual value of the relevant assets by equal annual amounts over their estimated useful lives.

The annual rates used are:

Short-term leasehold property	Period of the lease
Plant, equipment and vehicles	10 to 33⅓%

The carrying values of tangible fixed assets are reviewed for material impairment in periods if events or changes in circumstances indicate the carrying value may not be recoverable.

Stocks

Stocks, which represent finished goods and goods for resale, are stated at the lower of cost and net realisable value on a first-in, first-out basis.

Deferred Taxation

The charge for taxation is based on the profits for the period and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes.

The Group follows the requirements of FRS 19 "Deferred Taxation". FRS 19 requires deferred tax to be recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more, or a right to pay less, tax in the future have occurred at the balance sheet date. Deferred tax assets are recognised only to the extent that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Capital Instruments

Shares are included in shareholders' funds. Other instruments are classified as liabilities if they contain an obligation to transfer economic benefits and if not they are included in shareholders' funds. The finance cost recognised in the profit and loss account in respect of capital instruments, other than equity shares, is allocated to periods over the term of the instrument at a constant rate on the carrying amount.

Pension Costs

The Group operates both defined benefit and defined contribution pension schemes.

For the defined benefit schemes, pension costs are charged to the profit and loss account so as to spread the cost of the pensions over the working lives of the employees. Valuation surpluses or deficits are amortised over the expected remaining working life within the Group of the relevant employees (estimated to be eight years in respect of the United Kingdom). The amortisation of valuation surpluses is restricted to an amount equal to the regular pension cost. Accordingly, employee expense in respect of the EMI Group scheme, which covers certain employees in the United Kingdom, has been taken as £Nil for both the current and prior periods for reasons of conservatism.

For the defined contribution schemes, contributions are charged in the profit and loss account as they become payable in accordance with the rules of the scheme.

Derivative Instruments

The Group uses a variety of derivative instruments for hedging purposes; these include forward rate agreements, cross-currency swaps, forward foreign exchange agreements, foreign currency options and interest rate options.

A financial derivative is considered to be a "hedge' by the Group when it alters the risk profile of an existing underlying exposure of the Group in line with the risk management polices of the Group.

Interest differentials on derivative instruments are recognised by adjusting net interest payable. Premiums or discounts arising on derivative instruments are amortised over the life of the instrument.

Termination payments made or received in respect of derivatives are spread over the life of the underlying exposure when the underlying exposure continues to exist. When the underlying exposure ceases to exist, any termination payments are taken to the profit and loss account.

The transactions underlying the forward rate agreements, currency swap agreements and forward foreign exchange agreements are valued at the contract rate in respect of their ongoing carrying value in the financial information and by reference to market rates of exchange for market valuation. The market value of options is based on market prices at the year end.

The Group generally does not hedge translation exposure of overseas earnings or net assets, although the Group may implement short-term hedges to secure short-term financial objectives.

The underlying asset or liability associated with the financial instrument is valued at the rate implicit in the instrument.

1. Segmental analysis

Turnover, EBITDA, operating profit, average employees, operating assets (liabilities) and total assets by class of business and origin are as follows:

	Turnover			
	52 weeks ended 24 April 1999 £000	53 weeks ended 29 April 2000 £000	52 weeks ended 28 April 2001 £000	39 weeks ended 26 January 2002 £000
By class of business:				
HMV[1]				
Europe	490,396	558,363	654,056	613,251
Asia Pacific	203,842	242,480	285,386	208,918
North America	173,925	185,455	198,988	148,643
Total HMV	868,163	986,298	1,138,430	970,812
Waterstone's[2]	390,628	403,859	404,315	323,097
Total	1,258,791	1,390,157	1,542,745	1,293,909
By origin:				
United Kingdom	834,733	908,356	971,740	881,109
Rest of Europe	46,291	53,866	86,631	55,239
Asia Pacific	203,842	242,480	285,386	208,918
North America	173,925	185,455	198,988	148,643
Total	1,258,791	1,390,157	1,542,745	1,293,909

Turnover analysed by destination is not materially different from turnover analysed by origin.

Turnover excludes transactions made between companies within the Group.

(1) HMV is the music retailing division which trades under the HMV brand.

(2) Waterstone's is the book retailing division of HMV Group, primarily trading under the Waterstone's brand.

	EBITDA			
	52 weeks ended 24 April 1999 £000	**53 weeks ended 29 April 2000** £000	**52 weeks ended 28 April 2001** £000	**39 weeks ended 26 January 2002** £000
By class of business:				
HMV				
Europe	50,028	56,744	66,942	72,333
Asia Pacific	8,996	12,193	14,184	10,454
North America	9,975	12,035	7,816	4,916
Total HMV	68,999	80,972	88,942	87,703
Waterstone's	49,661	35,957	30,316	30,692
Total	118,660	116,929	119,258	118,395
Share of operating loss of associate	(1,129)	—	—	—
EBITDA	117,531	116,929	119,258	118,395
By origin:				
United Kingdom	94,153	86,414	90,885	96,064
Rest of Europe	5,536	6,287	6,373	6,961
Asia Pacific	8,996	12,193	14,184	10,454
North America	9,975	12,035	7,816	4,916
Total	118,660	116,929	119,258	118,395
Share of operating loss of associate	(1,129)	—	—	—
EBITDA	117,531	116,929	119,258	118,395

	Operating Profit			
	52 weeks ended 24 April 1999 £000	53 weeks ended 29 April 2000 £000	52 weeks ended 28 April 2001 £000	39 weeks ended 26 January 2002 £000
By class of business:				
HMV				
Europe	35,950	41,156	48,698	59,036
Asia Pacific	3,873	5,876	7,068	5,390
North America	6,380	7,934	2,776	2,789
Total HMV	46,203	54,966	58,542	67,215
Waterstone's	39,802	25,411	18,576	21,720
Total	86,005	80,377	77,118	88,935
Operating exceptional items	(7,734)	(2,543)	(24,153)	—
Share of operating loss of associate	(1,129)	—	—	—
Amortisation of goodwill arising on acquisition of associate	(178)	—	—	—
Operating profit	76,964	77,834	52,965	88,935
By origin:				
United Kingdom	71,160	61,213	61,826	74,412
Rest of Europe	4,592	5,354	5,448	6,344
Asia Pacific	3,873	5,876	7,068	5,390
North America	6,380	7,934	2,776	2,789
Total	86,005	80,377	77,118	88,935
Operating exceptional items	(7,734)	(2,543)	(24,153)	—
Share of operating loss of associate	(1,129)	—	—	—
Amortisation of goodwill arising on acquisition of associate	(178)	—	—	—
Operating profit	76,964	77,834	52,965	88,935

Operating exceptional items arise by class of business and origin as follows:

	52 weeks ended 24 April 1999 £000	53 weeks ended 29 April 2000 £000	52 weeks ended 28 April 2001 £000	39 weeks ended 26 January 2002 £000
By class of business:				
HMV				
Europe	—	—	2,357	—
Asia Pacific	—	—	—	—
North America	—	—	6,614	—
Total HMV	—	—	8,971	—
Waterstone's	—	2,543	15,182	—
Associate	7,734	—	—	—
Total	7,734	2,543	24,153	—
By origin:				
United Kingdom	7,734	2,543	15,182	—
Rest of Europe	—	—	2,357	—
Asia Pacific	—	—	—	—
North America	—	—	6,614	—
Total	7,734	2,543	24,153	—

	Average employees			
	52 weeks ended 24 April 1999 No.	53 weeks ended 29 April 2000 No.	52 weeks ended 28 April 2001 No.	39 weeks ended 26 January 2002 No.
By class of business:				
HMV				
Europe	3,465	3,685	3,977	4,273
Asia Pacific	1,529	1,946	1,766	1,785
North America	2,468	2,406	2,572	2,763
Total HMV	7,462	8,037	8,315	8,821
Waterstone's	4,710	4,384	4,673	4,630
Total	12,172	12,421	12,988	13,451
By geographical area:				
United Kingdom	7,772	7,516	8,149	8,377
Rest of Europe	403	553	501	526
Asia Pacific	1,529	1,946	1,766	1,785
North America	2,468	2,406	2,572	2,763
Total	12,172	12,421	12,988	13,451

	Operating assets (liabilities) As at 24 April 1999 £000	As at 29 April 2000 £000	As at 28 April 2001 £000	As at 26 January 2002 £000
By class of business:				
HMV				
Europe	20,680	18,455	(29,844)	(82,904)
Asia Pacific	28,491	30,459	30,381	18,683
North America	(2,528)	3,939	(2,163)	(14,659)
Total HMV	46,643	52,853	(1,626)	(78,880)
Waterstone's	116,757	127,951	93,987	58,060
Total	163,400	180,804	92,361	(20,820)
By geographical area:				
United Kingdom	130,043	136,336	56,748	(26,500)
Rest of Europe	7,394	10,070	7,395	1,656
Asia Pacific	28,491	30,459	30,381	17,632
North America	(2,528)	3,939	(2,163)	(13,608)
Total	163,400	180,804	92,361	(20,820)

	Total assets As at 24 April 1999 £000	As at 29 April 2000 £000	As at 28 April 2001 £000	As at 26 January 2002 £000
By class of business:				
HMV				
Europe	108,590	136,342	141,285	195,813
Asia Pacific	76,622	88,772	90,734	89,265
North America	41,068	45,539	34,707	43,410
Total HMV	226,280	270,653	266,726	328,488
Waterstone's	175,270	186,932	176,721	193,698
Total	401,550	457,585	443,447	522,186
By geographical area:				
United Kingdom	270,214	309,357	303,185	360,864
Rest of Europe	13,645	13,917	14,821	28,647
Asia Pacific	76,622	88,772	90,734	89,265
North America	41,069	45,539	34,707	43,410
Total	401,550	457,585	443,447	522,186

Total assets comprise fixed assets and current assets.

The reconciliation of operating assets to net liabilities is as follows:

	Note	Total assets As at 24 April 1999 £000	As at 29 April 2000 £000	As at 28 April 2001 £000	As at 26 January 2002 £000
Operating assets (liabilities)		163,400	180,804	92,361	(20,820)
Non-operating liabilities		(43,162)	(13,061)	(10,127)	(16,023)
Corporate taxation, deferred taxation and net interest payable		(15,893)	(18,357)	(14,456)	(18,014)
Capital employed		104,345	149,386	67,778	(54,857)
Net borrowings	19	(517,004)	(555,621)	(490,950)	(337,177)
Net liabilities		(412,659)	(406,235)	(423,172)	(392,034)

Capital expenditure and depreciation by class of business are as follows:

	Capital expenditure			
	52 weeks ended 24 April 1999 £000	53 weeks ended 29 April 2000 £000	52 weeks ended 28 April 2001 £000	39 weeks ended 26 January 2002 £000
HMV				
Europe	16,530	30,380	17,114	11,380
Asia Pacific	6,143	9,574	8,579	2,250
North America	3,712	9,534	2,852	931
Total HMV	26,385	49,488	28,545	14,561
Waterstone's	17,896	19,842	8,718	3,003
Total	44,281	69,330	37,263	17,564

	Depreciation			
	52 weeks ended 24 April 1999 £000	53 weeks ended 29 April 2000 £000	52 weeks ended 28 April 2001 £000	39 weeks ended 26 January 2002 £000
HMV				
Europe	13,901	15,592	18,261	13,269
Asia Pacific	5,225	6,314	7,087	5,077
North America	3,606	4,102	5,026	2,074
Total HMV	22,732	26,008	30,374	20,420
Waterstone's	9,923	10,544	11,766	9,040
Total	32,655	36,552	42,140	29,460

2. Operating profit and EBITDA

	52 weeks ended 24 April 1999 £000	53 weeks ended 29 April 2000 £000	52 weeks ended 28 April 2001 £000	39 weeks ended 26 January 2002 £000
Operating profit is stated after charging:				
Depreciation of tangible fixed assets	32,655	36,552	42,140	29,460
Advertising costs	11,771	11,790	11,292	8,570
Operating lease rentals				
Property – Minimum rentals(i)	76,572	86,528	100,672	79,085
– Percentage rentals(i)	10,621	12,126	13,543	11,591
	87,193	98,654	114,215	90,676
Plant, equipment and vehicles	386	536	143	106

(i) HMV Group leases stores under non-cancellable operating lease agreements that are generally subject to periodic rent review. These agreements provide for either or both minimum rentals and percentage rentals based on sales performance.

EBITDA

EBITDA represents Earnings Before Interest, Tax, Depreciation, Amortisation and operating exceptional items. It is calculated as follows:

	52 weeks ended 24 April 1999 £000	53 weeks ended 29 April 2000 £000	52 weeks ended 28 April 2001 £000	39 weeks ended 26 January 2002 £000
Group operating profit	76,964	77,834	52,965	88,935
Operating exceptional items	7,734	2,543	24,153	—
Depreciation of tangible fixed assets	32,655	36,552	42,140	29,460
Amortisation of intangible assets	178	—	—	—
EBITDA	117,531	116,929	119,258	118,395

3. Fees to auditors

	52 weeks ended 24 April 1999 £000	53 weeks ended 29 April 2000 £000	52 weeks ended 28 April 2001 £000	39 weeks ended 26 January 2002 £000
Charged to operating profit:				
Audit fees	200	250	280	184
Non-audit fees for UK Group entities	420	89	113	171
	620	339	393	355

4. Directors' emoluments

Details of Directors' remuneration and retirement benefits are as follows:

Remuneration details	52 weeks ended 24 April 1999 Base salary or fees £000	Benefits[(i)] £000	Incentive remuneration £000	Compensation on retirement from ill health £000	Total £000
Alan Giles	263	10	150	—	423
Brian McLaughlin[(ii)]	19	1	10	—	30
Neil Bright	167	11	224	—	402
Charles Ashcroft	10	—	—	—	10
Steven Tadler	10	—	—	—	10
Frederic Wakeman[(iii)]	5	—	—	—	5
Stuart McAllister[(iv)]	234	19	—	304	557
Tim Waterstone[(v)]	125	9	—	—	134
Simon Duffy	10	—	—	—	10
Scott Lanphere[(vi)]	5	—	—	—	5
Total	848	50	384	304	1,586

(i) Taxable benefits include such items as company car, fuel, relocation and private healthcare.

(ii) Appointed to the Board on 23 March 1999.

(iii) Appointed to the Board on 27 October 1998.

(iv) Retired from the Board on 26 March 1999.

(v) The disclosures in respect of Mr. Waterstone reflect 50% of his total remuneration with the balance reimbursed by the Company's associated undertaking, Daisy & Tom Limited (now known as Chelsea Stores Limited).

(vi) Resigned from the Board on 27 October 1998.

Executive Directors' retirement benefits and contributions during the period	Age as at 24 April 1999 Years	Directors' contributions in year £000	Increase in year[i] £000	Transfer value of the increase in year[ii] £000	As at 24 April 1999[iii] £000
	52 weeks ended 24 April 1999				
Alan Giles	44	9	7	75	65
Brian McLaughlin[iv]	49	7	43	510	139
Neil Bright[v]	36	4	2	11	10
Stuart McAllister[vi]	51	9	5	65	109

(i) The increase in the year, net of the effect of inflation, on the pension built up to 25 April 1998 (or date of appointment if later) to which each Director would be entitled from normal retirement age had he left employment at 24 April 1999 or actual date of leaving if earlier.

(ii) The transfer value of the increase in accrued benefit as at 24 April 1999.

(iii) The total accrued pension entitlement to which each Director would be entitled from normal retirement age had he left employment at 24 April 1999 or actual date of leaving if earlier.

(iv) Appointed to the Board on 23 March 1999.

(v) As Mr. Bright joined the Pension Fund after 31 May 1989 a "Cap" (as defined in the Finance Act 1989) limits his salary for pension purposes. The Company therefore makes contributions to a separate money purchase pension plan. Contributions in the year totalled £14,976.

(vi) Mr. McAllister retired from the Board on 26 March 1999 due to ill health. He was granted an ill health pension of £170,000 pa under the rules of the EMI Pension Scheme payable from 1 April 1999.

Remuneration details	Base salary or fees £000	Benefits[i] £000	Incentive remuneration £000	Total £000
	53 weeks ended 29 April 2000			
Alan Giles	302	15	—	317
Brian McLaughlin	249	16	116	381
Neil Bright	196	13	30	239
Eric Nicoli[ii]	5	—	—	5
Charles Ashcroft	10	—	—	10
Steven Tadler	10	—	—	10
Frederic Wakeman	10	—	—	10
David Kneale[iii]	269	90	180	539
Tim Waterstone[iv]	125	10	—	135
Simon Duffy[v]	5	—	—	5
Total	1,181	144	326	1,651

(i) Taxable benefits include such items as company car, fuel, relocation and private healthcare.

(ii) Appointed to the Board on 25 January 2000. Chairman from 1 March 2001.

(iii) Appointed to the Board on 1 May 1999. Resigned from the Board on 27 February 2001. The incentive remuneration disclosed for Mr. Kneale relates to an amount payable on his joining the Company.

(iv) The disclosures in respect of Mr. Waterstone reflect 50% of his total remuneration with the balance reimbursed by the Company's associated undertaking, Daisy & Tom Limited (now known as Chelsea Stores Limited.)

(v) Resigned from the Board on 31 December 1999.

Executive Directors' retirement benefits and contributions during the period	Age as at 29 April 2000 Years	Directors' contributions in year £000	Increase in year(i) £000	Transfer value of the increase in year(ii) £000	As at 29 April 2000(iii) £000
	53 weeks ended 29 April 2000				
Alan Giles	45	12	16	194	83
Brian McLaughlin	50	9	25	343	168
Neil Bright(iv)	37	4	2	13	12
David Kneale(v)	45	4	2	17	2

(i) The increase in the year, net of the effect of inflation, on the pension built up to 24 April 1999 (or date of appointment if later) to which each Director would be entitled from normal retirement age had he left employment at 29 April 2000 or actual date of leaving if earlier.

(ii) The transfer value of the increase in accrued benefit as at 29 April 2000.

(iii) The total accrued pension entitlement to which each Director would be entitled from normal retirement age had he left employment at 29 April 2000 or actual date of leaving if earlier.

(iv) As Mr. Bright joined the Pension Fund after 31 May 1989 a "Cap" (as defined in the Finance Act 1989) limits his salary for pension purposes. The Company therefore makes contributions to a separate money purchase pension plan. Contributions in the year totalled £10,389.

(v) Appointed to the Board on 1 May 1999.

Remuneration details	Base salary or fees £000	Benefits(i) £000	Incentive remuneration £000	Compensation for loss of office £000	Total £000
	52 weeks ended 28 April 2001				
Alan Giles	319	16	64	—	399
Brian McLaughlin	291	17	163	—	471
Neil Bright	207	14	40	—	261
Eric Nicoli(ii)	10	—	—	—	10
Charles Ashcroft	10	—	—	—	10
Steven Tadler	10	—	—	—	10
Frederic Wakeman	10	—	—	—	10
David Kneale(iii)	215	8	—	293	516
Tim Waterstone(iv)	104	10	—	125	239
Total	1,176	65	267	418	1,926

(i) Taxable benefits include such items as company car, fuel, relocation and private healthcare.

(ii) Appointed to the Board on 25 January 2000. Chairman from 1 March 2001.

(iii) Appointed to the Board on 1 May 1999. Resigned from the Board on 27 February 2001.

(iv) Resigned from the Board on 1 March 2001. The disclosures in respect of Mr. Waterstone reflect 50% of his total remuneration with the balance reimbursed by the Company's associated undertaking, Daisy & Tom Limited (now known as Chelsea Stores Limited.)

Executive Directors' retirement benefits and contributions during the period	52 weeks ended 28 April 2001				
	Age as at 28 April 2001	Directors' contributions in year	Increase in year(i)	Transfer value of the increase in year(ii)	As at 28 April 2001(iii)
	Years	£000	£000	£000	£000
Alan Giles	46	13	12	125	96
Brian McLaughlin	51	10	48	585	219
Neil Bright(iv)	38	4	2	12	14
David Kneale(v)	46	3	1	12	3

(i) *The increase in the year, net of the effect of inflation, on the pension built up to 29 April 2000 to which each Director would be entitled from normal retirement age had he left employment at 28 April 2001 or actual date of leaving if earlier.*

(ii) *The transfer value of the increase in accrued benefit as at 28 April 2001.*

(iii) *The total accrued pension entitlement to which each Director would be entitled from normal retirement age had he left employment at 28 April 2001 or actual date of leaving if earlier.*

(iv) *As Mr. Bright joined the Pension Fund after 31 May 1989 a "Cap" (as defined in the Finance Act 1989) limits his salary for pension purposes. The Company therefore makes contributions to a separate money purchase pension plan. Contributions in the year totalled £11,301.*

(v) *Resigned from the Board on 27 February 2001.*

Remuneration details	39 weeks ended 26 January 2002			
	Base salary or fees	Benefits(i)	Incentive remuneration	Total
	£000	£000	£000	£000
Alan Giles	258	6	237	501
Brian McLaughlin	263	4	238	505
Neil Bright	161	6	146	313
Eric Nicoli	8	—	—	8
Charles Ashcroft	8	—	—	8
Steven Tadler	8	—	—	8
Frederic Wakeman	8	—	—	8
Total	714	16	621	1,351

(i) *Taxable benefits include such items as company car, fuel, relocation and private healthcare.*

Executive Directors' retirement benefits and contributions during the period	39 weeks ended 26 January 2002				
	Age as at 26 January 2002	**Directors' contributions in year**	**Increase in year(i)**	**Transfer value of the increase in year(ii)**	**As at 26 January 2002(iii)**
	Years	£000	£000	£000	£000
Alan Giles	47	10	6	60	102
Brian McLaughlin	52	10	15	181	234
Neil Bright(iv)	38	3	2	11	16

(i) *The increase in accrued benefit in the period, net of the effect of inflation, on the pension built up to 28 April 2001 to which each Director would be entitled from normal retirement age had he left employment as 26 January 2002.*

(ii) *The transfer value of the increase in accrued benefit as at 26 January 2002.*

(iii) *The total accrued pension entitlement to which each Director would be entitled from normal retirement age had he left employment at 26 January 2002.*

(iv) *As Mr. Bright joined the Pension Fund after 31 May 1989 a "Cap" (as defined in the Finance Act 1989) limits his salary for pension purposes. The Company therefore makes contributions to a separate money purchase pension plan. Contributions in the period totalled £9,102.*

Directors' Interest in Shares

Details of Directors' interest in the share capital of HMV Group plc are as follows:

Ordinary Shares	As at 25 April 1998[(i)] Number	As at 24 April 1999[(i)] Number	As at 29 April 2000 Number	As at 28 April 2001 Number	As at 26 January 2002 Number
Tim Waterstone[(ii)(iii)]	365,873	342,645	342,645	—	—
Alan Giles	150,000	181,561	201,400	201,400	201,400
Brian McLaughlin[(iv)]	38,560	50,560	50,560	50,560	50,560
Neil Bright	75,000	100,000	100,000	100,000	100,000
David Kneale[(v)]	—	20,000	20,000	—	—

(i) Or date of appointment.

(ii) Tim Waterstone also beneficially held 609 senior preference shares through HarleyCo Limited.

(iii) Resigned from the Board on 1 March 2001.

(iv) As of the date of his appointment to the Board, Brian McLaughlin held 38,560 Ordinary Shares.

(v) Appointed to the Board on 1 May 1999. Resigned from the Board on 27 February 2001.

Junior Preference Shares	As at 25 April 1998[(i)] Number	As at 24 April 1999[(i)] Number	As at 29 April 2000 Number	As at 28 April 2001 Number	As at 26 January 2002 Number
Tim Waterstone[(ii)]	3,784,127	3,823,232	3,823,232	—	—
Alan Giles	—	23,600	23,600	23,600	23,600
Brian McLaughlin[(iii)]	9,440	9,440	9,440	9,440	9,440
Neil Bright	—	—	—	—	—
David Kneale	—	—	—	—	—

(i) Or date of appointment.

(ii) Resigned from the Board on 1 March 2001.

(iii) As at the date of his appointment to the Board, Brian McLaughlin held 9,440 junior preference shares.

Options over Ordinary Shares	As at 25 April 1998 Number	Granted during the period[(ii)] Number	As at 24 April 1999 and at 29 April 2000[(ii)] Number	Lapsed during the period Number	As at 28 April 2001 Number	Granted during the period Number	Lapsed during the period Number	As at 26 January 2002 Number
Tim Waterstone	—	—	—	—	—	—	—	—
Alan Giles	—	195,682	195,682	(53,503)	142,179	30,000	(53,503)	118,676
Brian McLaughlin[(i)]	—	56,963	56,963	—	56,963	43,037	—	100,000
Neil Bright	—	98,652	98,652	(27,021)	71,631	27,000	(27,021)	71,610
David Kneale[(iii)]	—	—	24,000	—	—	—	—	—

(i) As at the date of his appointment to the Board, Brian McLaughlin held 56,963 options over Ordinary Shares.

(ii) Or date of appointment.

(iii) Appointed to the Board on 1 May 1999. Resigned from the Board on 27 February 2001.

All options granted are exercisable at a price of £1.00 each.

5. Employees' costs

	52 weeks ended 24 April 1999 £000	53 weeks ended 29 April 2000 £000	52 weeks ended 28 April 2001 £000	39 weeks ended 26 January 2002 £000
Employee costs, including Directors' emoluments:				
Wages and salaries	136,901	152,325	170,765	138,226
Social security costs	9,743	11,544	12,187	12,275
Other pension costs	2,125	1,993	2,071	1,711
	148,769	165,862	185,023	152,212

The average monthly number of employees during each period is disclosed in note 1.

6. Finance charges

	52 weeks ended 24 April 1999 £000	53 weeks ended 29 April 2000 £000	52 weeks ended 28 April 2001 £000	39 weeks ended 26 January 2002 £000
Interest payable on:				
Bank loans and overdrafts	981	1,120	1,285	628
Other loans	55,139	55,747	60,792	40,065
Amounts due to EMI Group	2,411	—	—	—
Amortisation of deferred financing fees	3,357	3,286	3,192	2,259
Notional interest relating to discount on Provisions	1,743	1,596	1,526	747
	63,631	61,749	66,795	43,699
Bank interest receivable	(2,055)	(952)	(877)	(952)
Share of associate's interest	(41)	—	—	—
Total net interest payable	61,535	60,797	65,918	42,747
Exceptional costs of debt renegotiation	—	—	4,827	—
Total finance charges	61,535	60,797	70,745	42,747

Included within the total net interest payable are non-cash charges totalling £4,853,000 (2001: £11,396,000, 2000: £7,850,000, 1999: £7,549,000). These include the amortisation of deferred financing fees and the notional interest in respect of discount on provisions as disclosed above and within interest payable on other loans, £1,847,000 (2001: £6,678,000, 2000: £2,968,000, 1999: £38,000) relating to an unrealised exchange loss on the Dollar Notes and in the 52 weeks ended 24 April 1999 £2,411,000 relating to the EMI bridging loan facility.

Total finance charges in the 52 weeks ended 28 April 2001 also include an exceptional charge of £4,827,000 due to costs incurred in relation to the re-negotiation of the Group's Existing Senior Facility Agreement during that period.

7. Earnings per share

For the 52 weeks ended 24 April 1999, the 53 weeks ended 29 April 2000, the 52 weeks ended 28 April 2001 and the 39 weeks ended 26 January 2002 earnings per share has been computed using the weighted average number of such shares outstanding during those periods.

	52 weeks ended 24 April 1999 £000	53 weeks ended 29 April 2000 £000	52 weeks ended 28 April 2001 £000	39 weeks ended 26 January 2002 £000
Profit (loss) attributable to members of the holding company	10,395	9,455	(16,587)	32,496
Less: redemption premium and preference dividends charged to profit and loss account	(28,092)	(30,070)	(40,854)	(32,040)
Basic and diluted (loss) profit	(17,697)	(20,615)	(57,441)	456
Exceptional items, less tax thereon	7,734	2,162	27,224	(996)
Adjusted basic and diluted loss	(9,963)	(18,453)	(30,217)	(540)
Weighted average number of Ordinary Shares	11,325	11,365	11,246	11,119

Adjusted income per Ordinary Share is calculated as follows:

	52 weeks ended 24 April 1999 Pence	53 weeks ended 29 April 2000 Pence	52 weeks ended 28 April 2001 Pence	39 weeks ended 26 January 2002 Pence
Basic and diluted (loss) profit per Ordinary Share	(156.3)	(181.4)	(510.8)	4.1
Exceptional items, less tax thereon	68.3	19.0	242.0	(9.0)
Adjusted basic and diluted loss per Ordinary Share	(88.0)	(162.4)	(268.8)	(4.9)

The adjusted income per Ordinary Share is shown in order to highlight the underlying performance of the Group. There is no difference between the basic income per Ordinary Share and diluted income per Ordinary Share.

8. Taxation

	52 weeks ended 24 April 1999 £000	53 weeks ended 29 April 2000 £000	52 weeks ended 28 April 2001 £000	39 weeks ended 26 January 2002 £000
Taxation on profit on ordinary activities:				
United Kingdom, current year:				
Corporation tax	5,776	6,812	1,155	14,338
Double taxation relief	(891)	(1,861)	(1,155)	(981)
	4,885	4,951	—	13,357
Overseas taxation, current year	2,593	2,868	2,915	2,425
Deferred taxation:				
United Kingdom	(2,114)	18	(3,529)	(1,150)
Overseas	(493)	—	—	19
	4,871	7,837	(614)	14,651
Overseas taxation under (over) provided in previous period	163	(255)	(579)	37
	5,034	7,582	(1,193)	14,688

The tax charge (credit) for the period was £14,688,000 (2001: (£1,193,000), 2000: £7,582,000, 1999: £5,034,000). The effective rate on profit after exceptional items was 31% (2001: 7%, 2000: 44%, 1999: 33%).

The tax charge for the 39 weeks ended 26 January 2002 has been calculated on the basis that 26 January 2002 is treated as the end of an accounting period for tax purposes.

The non-operating exceptional item credited in the 39 weeks ended 26 January 2002 generated a tax charge of £Nil.

There are no unprovided deferred tax liabilities arising in the 2002, 2001, 2000 or 1999 reporting periods.

The taxation charge is reconciled with the standard rate of UK corporation tax as follows:

	52 weeks ended 24 April 1999 £000	53 weeks ended 29 April 2000 £000	52 weeks ended 28 April 2001 £000	39 weeks ended 26 January 2002 £000
Profit (loss) before taxation	15,429	17,037	(17,780)	47,184
Corporation tax at UK statutory rate of 30% (1999: 30.92%)	4,771	5,111	(5,334)	14,155
Effects of:				
Permanent differences on operating exceptional items	2,391	269	37	—
Permanent disallowables (including overseas income taxed at different rates)	1,080	1,941	985	1,665
Non-taxable capital gains	(464)	—	—	(299)
Tax effect of fair value and goodwill adjustments	(1,400)	(1,673)	(1,683)	(1,251)
Tax losses brought forward from earlier periods	—	(392)	—	(634)
Tax losses of the period not utilised	2,259	1,888	1,989	1,694
Timing differences not recognised	(3,765)	693	3,392	(679)
Prior period (over) under provision	162	(255)	(579)	37
Tax charge (credit)	5,034	7,582	(1,193)	14,688

Key factors from the above reconciliation affecting the tax charge are:

(i) The tax charge is increased by tax losses generated in overseas territories which are not fully utilised and in respect of which no deferred tax asset is recognised.

(ii) The tax charge is reduced by fair value adjustments in overseas territories which are credited to the profit and loss account but are not taxable, and goodwill adjustments arising in overseas territories which are tax deductible but for which no charge is made to the profit and loss account under UK GAAP.

(iii) The tax credit in 2001 is reduced by an element of permanently disallowable expenditure included within exceptional operating charges in the UK, and depreciation resulting from impairment reviews in HMV North America and HMV Europe in respect of which no deferred tax asset has been recognised.

(iv) The deferred tax asset on the balance sheet is in respect of UK timing differences.

9. Redemption Premium and Preference Dividends

In accordance with the provisions of FRS 4 "Capital Instruments", the Company has charged to the profit and loss account dividends and redemption premium in respect of its senior and junior preference shares on the basis described below. As permitted by FRS 4, the appropriations have been credited back to the profit and loss account reserve. The total cumulative appropriation of redemption premium and preference dividends on the non-equity junior and senior preference shares at 26 January 2002 was £135,502,000 (2001: £102,793,000, 2000: £60,505,000, 1999: £29,920,000). These amounts are included as an element of non-equity shareholders' funds at each period end, together with the non-equity share capital of £216,640,000.

The holders of the junior preference shares (see note 24) are entitled to a redemption premium over the period from issue of 13.0% per annum compounded annually. The redemption premium will be paid, at the Company's option (subject to the conditions stated below), and with the consent of the holders thereof.

Mandatory redemption will take place on the earlier of an initial public offering, a sale of over 75% of the Ordinary Shares and preferred ordinary shares or 15 May 2010 (subject to the provisions of any other debt instrument to which the Company is party and to the prior redemption of all the senior preference shares then in issue). A charge of £23,859,000 (2001: £31,260,000, 2000: £22,254,000, 1999: £21,741,000) has been made for the period relating to the redemption premium.

The holders of the senior preference shares (see note 24) are entitled to a quarterly dividend at the rate of 12.875% per annum on the outstanding cumulative balance, and such quarterly amounts are therefore being accrued. This dividend is payable quarterly but at the Company's option these can and have been accumulated. The outstanding dividends will be paid in cash on the redemption of the shares or five years from the date of issue. A charge of £8,181,000 (2001: £9,594,000, 2000: £7,816,000, 1999: £6,351,000) has been made for the period relating to the preference dividends.

10. Exceptional items

Operating exceptional items	52 weeks ended 24 April 1999 £000	53 weeks ended 29 April 2000 £000	52 weeks ended 28 April 2001 £000	39 weeks ended 26 January 2002 £000
HMV Europe	—	—	(2,357)	—
HMV North America	—	—	(6,614)	—
Waterstone's	—	(2,543)	(15,182)	—
Associate	(7,734)	—	—	—
	(7,734)	(2,543)	(24,153)	—
Cost of sales	—	—	(19,303)	—
Other operating expenses	—	(2,543)	(4,850)	—
Impairment in value of investment in associate	(7,734)	—	—	—
	(7,734)	(2,543)	(24,153)	—

In the 52 weeks ended 28 April 2001, the operating exceptional items in HMV Europe and HMV North America arise from impairment reviews of the carrying value of fixed assets, which involved value in use assessments of the relevant fixed assets at a discount rate of 15%. It also includes the costs of a reorganisation of the Head Office function in the United States. The impairments are included within Cost of Sales. In Waterstone's, a major review of the business was undertaken during the year. The operating exceptional item reflects the results of this review, and includes principally, stock-related provisions, the cost of closure of 11 Waterstone's stores and the restructuring of the Waterstone's Online business. The cost of the closure and restructuring are included within other operating expenses.

In the 53 weeks ended 29 April 2000, the operating exceptional item related to the discontinuance of the Dillons brand, including a provision for certain store closures.

In the 52 weeks ended 24 April 1999, the operating exceptional item related to the impairment in value of the Group's investment in an associate, Daisy & Tom Limited (now known as Chelsea Stores Limited) (see note 12).

Non-operating exceptional items

The non-operating exceptional credit recorded in the 39 weeks ended 26 January 2002 related to a gain on the disposal of the Group's remaining investment in Daisy & Tom Limited (now known as Chelsea Stores Limited) (see note 12).

11. Tangible fixed assets

	Freehold property £000	Short leasehold property £000	Plant, equipment and vehicles £000	Total £000
Cost				
Cost at 25 April 1998	1,600	8,969	130,182	140,751
Currency retranslation	—	262	1,708	1,970
Acquisition of business — prior period	—	—	(2,607)	(2,607)
Reclassifications	—	1,853	(1,853)	—
Disposals	—	(41)	(1,566)	(1,607)
Additions	—	325	43,956	44,281
Cost at 24 April 1999	1,600	11,368	169,820	182,788
Currency retranslation	—	378	3,386	3,764
Reclassifications	—	(3,366)	3,366	—
Disposals	—	(1,711)	(9,011)	(10,722)
Additions	—	3,349	65,981	69,330
Cost at 29 April 2000	1,600	10,018	233,542	245,160
Currency retranslation	—	800	731	1,531
Disposals	(1,600)	(1,098)	(4,102)	(6,800)
Additions	—	—	37,263	37,263
Cost at 28 April 2001	—	9,720	267,434	277,154
Currency retranslation	—	262	(3,071)	(2,809)
Disposals	—	—	(5,257)	(5,257)
Additions	—	969	16,595	17,564
Cost at 26 January 2002	—	10,951	275,701	286,652
Depreciation				
Depreciation at 25 April 1998	—	34	3,906	3,940
Currency retranslation	—	29	171	200
Reclassifications	—	1,293	(1,293)	—
Charge for year	—	82	32,573	32,655
Disposals	—	—	(879)	(879)
Asset impairment	—	—	1,178	1,178
Depreciation at 24 April 1999	—	1,438	35,656	37,094
Currency retranslation	—	173	2,252	2,425
Reclassifications	—	(126)	126	—
Charge for year	—	459	36,093	36,552
Disposals	—	(1,208)	(7,397)	(8,605)
Depreciation at 29 April 2000	—	736	66,730	67,466
Currency retranslation	—	380	801	1,181
Charge for year	—	1,186	40,954	42,140
Disposals	—	(248)	(3,660)	(3,908)
Asset impairment	—	5,114	3,711	8,825
Depreciation at 28 April 2001	—	7,168	108,536	115,704
Currency retranslation	—	244	(1,972)	(1,728)
Charge for year	—	320	29,140	29,460
Disposals	—	—	(3,173)	(3,173)
Depreciation at 26 January 2002	—	7,732	132,531	140,263
Net Book Values:				
As at 24 April 1999	1,600	9,930	134,164	145,694
As at 29 April 2000	1,600	9,282	166,812	177,694
As at 28 April 2001	—	2,552	158,898	161,450
As at 26 January 2002	—	3,219	143,170	146,389

Included in the amounts for plant, equipment and vehicles above is an amount of £Nil (2001: £Nil, 2000: £Nil, 1999: £358,000) in respect of assets held under finance leases.

The asset impairment of £8,825,000 in the 52 weeks ended 28 April 2001 related to an impairment in the carrying value of fixed assets in HMV North America and Europe (see note 10).

12. Investment

On 25 July 1998, the Group acquired a 49% interest in Daisy & Tom Limited (now known as Chelsea Stores Limited) ("Daisy & Tom"), a company incorporated in England and Wales, whose principal activity is the retailing of children's toys, books and clothing in the UK. The total consideration of £9.0 million was satisfied by a cash payment of £6.0 million and the issue of 138,630 HMV Group Ordinary Shares and 2,861,370 HMV Group Preference Shares. Goodwill arising on acquisition together with the Group's share of the associate's net assets was written off at 24 April 1999 as an operating exceptional item due to an impairment in the investment's value following a review of its carrying value under FRS 11 "Impairment of Fixed Assets and Goodwill".

During the 52 weeks ended 28 April 2001, Daisy & Tom issued additional non-equity shares without participation by the Group. In addition, the Group disposed of part of its equity interest to leave a 44% holding. Following these transactions, HMV no longer exerted significant influence over Daisy & Tom, and therefore it was reclassified as an investment as at 28 April 2001.

During the 39 weeks ended 26 January 2002, the Group disposed of its remaining equity interest in Daisy & Tom, resulting in a £1.0m non-operating exceptional gain (see note 10).

	Share of net assets £000	Goodwill £000	Total £000
Balance at 25 April 1998	—	—	—
Acquisition of Daisy & Tom Limited	4,261	4,739	9,000
Operating loss for the period	(1,129)	—	(1,129)
Amortisation of goodwill	—	(178)	(178)
Share of associate's interest	41	—	41
Impairment in value	(3,173)	(4,561)	(7,734)
Balance at 24 April 1999, 29 April 2000, 28 April 2001 and 26 January 2002	—	—	—

13. Investment: own shares

The investment in own shares represents HMV Media Group Employee Benefit Trust's investment in the Company's shares.

The HMV Media Group Employee Trust was established on 23 February 1998 as an offshore trust to fulfil HMV Group's wish to facilitate the acquisition of shares in the Company by, or for the benefit of, the existing and future employees of the Company and its Subsidiaries. The Trust, the trustee of which is RBC Trustees (Guernsey) Limited, does not hold the shares as a hedge against future liabilities in respect of any share options granted to date. The Directors considered the original issue price as fair value at the date of those transactions. There is therefore no requirement to amortise the cost of acquiring the shares.

All shares held by the Trust have been financed by loans from a subsidiary of the Company, which at 26 January 2002 totalled £937,000 (2001: £817,000, 2000: £420,000, 1999: £200,000).

	Shares held by Trust £000	Nominal value £000	Cost £000
Ordinary Shares			
Balance at 24 April 1999	299	299	299
Purchases	55	55	301
Disposal of shares	(265)	(265)	(265)
Balance at 29 April 2000	89	89	335
Purchases	233	233	310
Balance at 28 April 2001	322	322	645
Purchases	21	21	21
Disposal of shares	(45)	(45)	(45)
Balance at 26 January 2002	298	298	621
Junior Preference Shares			
Balance at 24 April 1999	—	—	—
Purchases	69	69	69
Balance at 29 April 2000	69	69	69
Purchases	163	163	163
Balance at 28 April 2001	232	232	232
Purchases	76	76	76
Balance at 26 January 2002	308	308	308
Total cost of investment in own shares:			
As at 24 April 1999			299
As at 29 April 2000			404
As at 28 April 2001			877
As at 26 January 2002			929

14. Investment: subsidiaries

The following information relates to those subsidiaries whose results or financial position, in the opinion of the Directors, principally affect the figures of the Group. All subsidiaries are 100% owned.

Name of undertaking	Country of incorporation
HMV Music Limited	England & Wales
HMV (IP) Limited	England & Wales
HMV USA LP[(1)]	USA
HMV Canada Inc	Canada
HMV Japan KK	Japan
HMV Hong Kong Limited	Hong Kong
HMV Singapore Pte Limited	Singapore
HMV Australia Pty Limited	Australia
HMV Tonträger GmbH	Germany
HMV Ireland Limited[(2)]	Ireland
Rustico Holdings Limited	Ireland
Waterstone's Booksellers Limited	England & Wales
Waterstone's Booksellers Amsterdam BV	Netherlands
Waterstone's Booksellers Belgium SA	Belgium

All subsidiaries listed above are included in the consolidation. The principal activity of all subsidiaries in HMV Group is the retailing of books or recorded music.

(1) On 30 April 2000, following a group reorganisation, the trade and net assets of HMV USA Inc. were transferred into a newly formed US Limited Partnership, HMV USA LP. Ownership of the partnership is not held directly by the Company, but the Group retains a 100% interest in the entity.

(2) Not directly held by the Company.

15. Stocks

Stocks primarily comprise finished goods and goods for resale. The replacement cost of stock is considered to be not materially different from the balance sheet value.

16. Debtors

	Notes	As at 24 April 1999 £000	As at 29 April 2000 £000	As at 28 April 2001 £000	As at 26 January 2002 £000
Due within one year:					
Trade debtors		10,952	12,322	12,004	12,158
Amounts owed by associate		13	30	—	—
Corporation taxation recoverable		2,062	1,677	157	—
Deferred taxation	22	4,854	4,836	8,365	9,496
Other debtors		12,694	16,858	13,863	13,933
Prepayments and accrued income		15,678	17,860	18,974	12,758
		46,253	53,583	53,363	48,345
Due after more than one year:					
Other debtors		76	77	27	27
Prepayments and accrued income		6,278	8,789	8,753	8,399
		6,354	8,866	8,780	8,426
Total Debtors		552,607	62,449	62,143	56,771

17. Borrowings

Existing Senior Facility Agreement

Facility	Description	Total Facility Available At: 24 April 1999 £million	29 April 2000 £million	28 April 2001 £million	26 January 2002 £million
Term A Facility	Sterling amortising term loan	85.9	77.8	61.9	49.8
Term B Facility	Sterling amortising term loan	74.3	73.5	72.8	72.7
Term C Facility	US dollar amortising term loan	73.1	72.4	71.6	81.5
Term D Facility	US dollar amortising term loan	50.4	49.9	49.4	56.1
Working Capital Facility	Sterling revolving credit facility	150.0	150.0	150.0	150.0
Total		433.7	423.6	405.7	410.1

During the 52 weeks ended 28 April 2001 the Company entered into an agreement with its banks whereby in exchange for amendments to certain covenants and terms of the Existing Senior Facility Agreement, the Company agreed to increases in the margin in relation to the facilities. Costs incurred in relation to this re-negotiation of the Existing Senior Facility Agreement were recognised as an exceptional finance charge in the period (see Note 6).

Interest on advances under the various facilities is payable at the rate per annum equal to LIBOR (being UK LIBOR for the Term A, Term B and Working Capital Facility and US LIBOR for the Term C and Term D facility) plus, where appropriate, any applicable mandatory liquid asset costs plus the following margins in relation to the facilities:

i. 2.00% per annum for the Term A Facility; (2.50% from 01/02/2001) (2.75% from 03/05/2001)

ii. 2.25% per annum for the Term B Facility; (2.75% from 01/02/2001) (3.00% from 03/05/2001)

iii. 2.75% per annum for the Term C Facility; (3.25% from 01/02/2001) (3.50% from 03/05/2001)

iv. 3.25% per annum for the Term D Facility; and (3.75% from 01/02/2001) (4.00% from 03/05/2001)

v. 2.00% per annum for the Working Capital Facility. (2.50% from 01/02/2001) (2.75% from 03/05/2001)

EMI Bridge Facility

On 28 March 1998, HMV Group entered into a bridge facility with EMI Group plc ("EMI"), pursuant to which EMI provided £200.0 million in immediately available funds to the Company. The EMI bridge facility was fully drawn on this date to finance the acquisition of Waterstone's and HMV. The facility carried an interest rate per annum equal to LIBOR plus a margin of 4%. A commitment fee of 1.25% of the principal amount of £200.0 million and an additional funding fee of 1.25% of the principal amount was paid to EMI. On 22 May 1998 the EMI bridge facility was repaid in full.

EMI Revolving Credit Facility

The Company has also entered into an agreement with EMI pursuant to which EMI has made available to the Company a £50.0 million revolving credit facility for funding working capital requirements of the Group. The facility was utilised during the 52 weeks ended 28 April 2001, but not during the 52 weeks ended 24 April 1999, the 53 weeks ended 29 April 2000 or the 39 weeks ended 26 January 2002. The Company and EMI intend to cancel this facility on or prior to the Senior Facilities Refinancing.

Senior Subordinated Notes

On 22 May 1998, the Company issued Senior Subordinated Notes (the "Notes") totalling £211,687,117. The Notes comprise £135,000,000 10⅞% sterling denominated Notes (the "Sterling Notes") and US$125,000,000 10¼% US dollar denominated Notes (the "Dollar Notes") both of which mature in 2008. The Notes will be redeemable at the option of the Company in whole or part, at any time on or after 15 May 2003 at certain redemption prices together with accrued and unpaid interest, if any, to the date of redemption.

On 16 April 2002 the Company launched a Tender Offer for the purchase of the Notes. The purchase price for the Notes is to be calculated in accordance with a formula which operates by reference to a spread of 50 basis points over the yield to maturity of (for the Sterling Notes) 8% United Kingdom Treasury Stock due June 2003 or (for the US Dollar Notes) 4.25%.

Security

The borrowings under the Existing Senior Facility Agreement are secured by "Material Group Entities" that comprise HMV Group plc (the "Company"), substantially all of its United Kingdom and Irish subsidiaries and any subsidiary of the Company (other than its existing US subsidiaries) which has:

(a) net income representing 5% or more of the adjusted EBITDA[(1)];

(b) net assets representing 5% or more of the consolidated net assets of the Group; or

(c) turnover representing 5% or more of the consolidated turnover of the Group.

---

(1) Adjusted EBITDA, as defined in the Existing Senior Facility Agreement, is profit on ordinary activities after taxation before any provision for taxation, interest, depreciation of fixed assets or amortisation of intangible assets and operating exceptional items. The definition is the same as that used in Note 2.

Each of the United Kingdom Material Group Entities has granted security over its assets, including English law fixed charges over certain specified properties and bank accounts, assignment of rights in respect of certain specified properties, insurance, debts, bank accounts, specified agreements and shares and a floating charge over all its other undertakings and assets. Similar security is provided by certain Material Group Entities incorporated outside of England. In addition, the laws of the country where the company whose shares are pledged is incorporated governs pledges over shares owned by such Material Group Entities. The EMI Revolving Credit Facility ranks *pari passu* with the Existing Senior Facilities.

The Notes issued on 22 May 1998 are secured under the same terms as the Existing Senior Facility Agreement and EMI Revolving Credit Facility but are subordinated to those facilities.

Under their banking arrangements, overdraft and cash balances of the Company and of certain subsidiaries are pooled or offset and cross-guaranteed. Such pooling and offset arrangements are reflected in the Group balance sheet as appropriate.

	As at 24 April 1999		As at 29 April 2000		As at 28 April 2001		As at 26 January 2002	
	Gross(1)	Gross(2)	Gross(1)	Gross(2)	Gross(1)	Gross(2)	Gross(1)	Gross(2)
	£000	£000	£000	£000	£000	£000	£000	£000
Borrowings repayable within one year or on demand:	71,303	67,356	123,372	120,229	89,423	87,081	36,161	34,421
Borrowings repayable after one year:								
Between one and two years	17,957	17,957	29,997	29,997	35,857	35,857	19,876	19,876
Between two and five years	67,851	65,826	109,601	106,672	142,930	139,609	206,358	203,018
Not wholly repayable within five years:								
Term A facility	—	—	—	—	—	—	—	—
Term B facility	70,500	68,489	—	—	—	—	—	—
Term C facility	69,416	67,384	68,675	66,957	—	—	—	—
Term D facility	47,839	46,418	47,328	46,102	46,821	45,794	—	—
Sterling Notes	135,000	130,044	135,000	130,656	135,000	131,312	135,000	131,753
US Dollar Notes	77,160	74,328	80,128	77,549	86,806	84,434	88,652	86,488
	485,723	470,446	470,729	457,933	447,414	437,006	449,886	441,135
Total Borrowings	557,026	537,802	594,101	578,162	536,837	524,087	486,047	475,556

(1) Borrowings are stated gross of cash balances, before unamortised deferred financing fees.

(2) Borrowings are stated gross of cash balances, after unamortised deferred financing fees.

18. Derivatives and other financial instruments

Objectives, policies and strategies for the role of derivatives and the other financial instruments

This discussion about the Group's financial instruments and risk management activities includes "forward-looking statements" that involve risks and uncertainties.

The Group finances itself through cash generated by operations, bank borrowings and long-term debt. The financial instruments of the Group comprise borrowings, cash and liquid resources, derivatives and various items including trade debtors and creditors that arise directly from its operations.

The core debt facilities of the Group comprise £135.0 million Notes due 2008, US$125.0 million Notes due 2008, and a bank provided the Existing Senior Facility Agreement including term loans, with £122.5 million denominated in sterling and £137.6 million denominated in US dollars and a £150.0 million Working Capital Facility ("WCF"). The Notes and term loans provide finance to the Company. The WCF provides working capital directly to its operations in the UK and Ireland and indirectly to its operations in other territories, through letter of credit and cash deposit provisions in the WCF. The Group may also provide funds to overseas subsidiaries by lending intra-Group at commercial terms.

The Group also enters into derivative transactions and has procedures in place to monitor and control their use. The Group's use of derivatives is to modify the currency exposure of its debt to match underlying cash flow and assets, to limit borrowing costs and to hedge product purchases. In all cases underlying exposures justify the use of derivatives.

The Group considers its credit risk related to derivative transactions to be small because they are only entered into with strong creditworthy counterparties and are generally settled on a net basis. As a result of the above factors, the Group has negligible exposure to credit risk from financial derivatives. In addition, the Group is exposed to credit risk on its cash deposits. However these are predominantly held with AAA rated institutions.

The main risks arising from the Group's financial instruments are interest rate risk, currency risk from foreign currency denominated borrowings, and liquidity risk. The Board reviews and approves policies for managing each of these risks and they are summarised below.

Interest Rate Risk

The Group manages its interest rate risk by using a combination of fixed rate borrowings and certain interest rate derivative contracts. As at 26 January 2002, the Group had 46% of its borrowings either fixed or capped.

21% of the Group's borrowings at 26 January 2002 are hedged using interest rate caps. These are treated as variable rate liabilities, as strike levels are out-of-the-money.

All borrowings, other than the Sterling and US Dollar Notes, are variable rate. The Notes are fixed to their maturity. The Group's biggest exposure to interest fluctuations is to sterling interest rates on its variable rate term debt and borrowings under the WCF.

Interest expense is managed by the Group through the fixed rate Notes and via the sterling interest rate caps which limit the effect of interest rate increases but enable the Group to take advantage of interest rate declines.

Liquidity Risk

As part of its internal planning processes, the Group reviews its financial resources and ensures that it will have sufficient resources to meet its obligations as they fall due. The Group considers that its core debt facilities are sufficient to meet its obligations. The Group uses its flexibility under the WCF to manage seasonal working capital needs.

Foreign Currency Risk

The Group has a number of overseas operations whose revenues and expenses are largely denominated in their local currencies. Locally denominated debt provides partial hedge for currency exposure although the Group has translation exposure to movements in a number of currencies, especially Japanese yen, Canadian dollars and US dollars.

It is the Group's policy that operating units, with material transaction exposures, primarily the purchase of imported product for resale, hedge at least 75% of projected exposures over the forthcoming six months by the purchase of either forward currency contracts or options to purchase the currency at a pre-defined strike rate.

The Group generally does not hedge translation exposure of overseas earnings or net assets, although the Group may implement hedges to secure short-term financial objectives.

In the UK, the Company has the US Dollar Notes and, as part of the Existing Senior Facility Agreement, US dollar bank debt. The Company converted the US dollar bank debt to sterling using cross-currency swaps that terminate in December 2002. The Company has not hedged the Dollar Notes and is exposed to unrealised gains and losses on the principal. The Company generally hedges its interest payments on the Dollar Notes at least six months in advance using forward currency contracts.

The Company also has outstanding 81,300 US dollar denominated senior preference shares with accrued dividends payable of US$48.9 million at 26 January 2002 that give rise to a balance sheet translation exposure.

The disclosures below exclude short-term debtors and creditors and balances in respect of non-equity shares. All Group borrowings are stated gross of deferred financing fees as shown in note 17.

Interest rate profile of financial liabilities

	As at 24 April 1999				As at 29 April 2000			
	Total £000	Variable rate £000	Fixed rate £000	No Interest £000	Total £000	Variable rate £000	Fixed rate £000	No interest £000
Sterling								
– Direct	(305,448)	(169,348)	(135,000)	(1,100)	(333,466)	(197,320)	(135,000)	(1,146)
– Synthetic	(123,490)	(123,490)	—	—	(122,237)	(122,237)	—	—
US dollar	(78,524)	(1,364)	(77,160)	—	(86,559)	(6,431)	(80,128)	—
Japanese Yen	(35,070)	(35,070)	—	—	(39,302)	(39,302)	—	—
Euro	(6,645)	(6,645)	—	—	(4,541)	(4,393)	—	(148)
Canadian dollar	(6,083)	(6,083)	—	—	(6,753)	(6,753)	—	—
Other	(2,868)	(2,868)	—	—	(2,686)	(2,537)	—	(149)
Total	(558,128)	(344,868)	(212,160)	(1,100)	(595,544)	(378,973)	(215,128)	(1,443)

	As at 28 April 2001				As at 26 January 2002			
	Total £000	Variable rate £000	Fixed rate £000	No Interest £000	Total £000	Variable rate £000	Fixed rate £000	No interest £000
Sterling								
– Direct	(271,052)	(134,610)	(135,000)	(1,442)	(258,562)	(122,480)	(135,000)	(1,082)
– Synthetic	(120,995)	(120,995)	—	—	(137,632)	(137,632)	—	—
US dollar	(93,347)	(6,541)	(86,806)	—	(88,652)	—	(88,652)	—
Japanese yen	(43,845)	(43,845)	—	—	(1,427)	(1,427)	—	—
Euro	(231)	(231)	—	—	—	—	—	—
Canadian dollar	(8,278)	(8,278)	—	—	(856)	(856)	—	—
Other	(615)	(531)	—	(84)	(58)	—	—	(58)
Total	(538,363)	(315,031)	(221,806)	(1,526)	(487,187)	(262,395)	(223,652)	(1,140)

Fixed rate financial liabilities

	As at 24 April 1999			As at April 29 2000		
	Weighted Average Interest Rate %	Weighted average period for which fixed Years	No interest Weighted Average Maturity Years	Weighted average interest rate %	Weighted average period for which fixed Years	No interest weighted average maturity Years
Sterling	10.88	9.1	—	10.88	8.1	—
US dollar	10.25	9.1	—	10.25	8.1	—
Other	—	—	>1	—	—	>1

	As at 28 April 2001			As at 26 January 2002		
	Weighted Average Interest Rate %	Weighted average period for which fixed Years	No interest Weighted Average Maturity Years	Weighted average interest rate %	Weighted average period for which fixed Years	No interest weighted average maturity Years
Sterling	10.88	7.1	—	10.88	6.4	—
US dollar	10.25	7.1	—	10.25	6.4	—
Other	—	—	>1	—	—	>1

The floating rate financial liabilities comprise senior bank borrowings bearing interest at rates fixed in advance for periods ranging from one week to six months by reference to the relevant benchmark, being LIBOR for sterling, PRIME for US and Canadian dollars and Japanese yen and Euribor for euro borrowings (see note 17). The figures shown in the tables above take into account certain currency swaps used to manage the interest rate and currency profile of the financial liabilities.

Financial liabilities on which no interest is paid excludes £25.0 million of deferred consideration payable to EMI at the earlier of a listing or sale of HMV Group, as the timing of settlement is uncertain.

Interest rate risk profile of non-equity shares

The Company has in issue £168.4 million of junior preference shares whose redemption value increases at a compounded rate of 13.0% per year and US$81.3 million senior preference shares with a dividend at the rate of 12.875% (see note 9). These shares are redeemable no later than 2009 and 2010 respectively.

Interest rate profile of financial assets

The Group had the following financial assets:

	As at 24 April 1999 £000	As at 29 April 2000 £000	As at 28 April 2001 £000	As at 26 January 2002 £000
Assets held as part of the Group financing arrangements				
– Sterling	12,395	14,997	23,318	108,515
– US dollar	924	792	138	890
– Japanese yen	1,391	2,591	4,604	6,064
– Euro	3,430	2,602	3,020	13,974
– Canadian dollar	1,159	429	439	902
– Other	1,496	1,130	1,618	8,034
	20,795	22,541	33,137	138,379
Long-term debtors on which no interest is received				
– Japanese yen	5,201	7,662	7,564	7,218
– Other	1,153	1,204	1,216	1,208
	6,354	8,866	8,780	8,426

The assets held as part of Group financing arrangements include cash in bank accounts and cash in transit, being cash and card receipts received at the stores but not yet paid into or credited to the bank accounts. The long-term debtors principally include "key money' held as security by landlords of certain stores in Japan. The Group had no fixed rate financial assets at 26 January 2002 (2001: £Nil, 2000: £Nil, 1999: £Nil).

Financial assets

The Group's financial assets comprise long-term debtors, cash at bank and in hand and short-term money market deposits.

Synthetic sterling debt

The Group swapped US$198.6 million of variable rate US dollar debt to variable rate sterling exposure using cross-currency swaps.

Interest rate caps

The Group elected to treat £100.0 million of borrowings hedged with caps as variable rate liabilities, as strike levels are out-of-the-money. The caps are due to mature in 2002.

Hedges

The Group's policy with respect to hedging is described above.

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised.

Included in the amounts for plant, equipment and vehicles above is an amount of £Nil (2001: £Nil, 2000: £Nil, 1999: £358,000) in respect of assets held under finance leases.

The asset impairment of £8,825,000 in the 52 weeks ended 28 April 2001 related to an impairment in the carrying value of fixed assets in HMV North America and Europe (see note 10).

12. Investment

On 25 July 1998, the Group acquired a 49% interest in Daisy & Tom Limited (now known as Chelsea Stores Limited) ("Daisy & Tom"), a company incorporated in England and Wales, whose principal activity is the retailing of children's toys, books and clothing in the UK. The total consideration of £9.0 million was satisfied by a cash payment of £6.0 million and the issue of 138,630 HMV Group Ordinary Shares and 2,861,370 HMV Group Preference Shares. Goodwill arising on acquisition together with the Group's share of the associate's net assets was written off at 24 April 1999 as an operating exceptional item due to an impairment in the investment's value following a review of its carrying value under FRS 11 "Impairment of Fixed Assets and Goodwill".

During the 52 weeks ended 28 April 2001, Daisy & Tom issued additional non-equity shares without participation by the Group. In addition, the Group disposed of part of its equity interest to leave a 44% holding. Following these transactions, HMV no longer exerted significant influence over Daisy & Tom, and therefore it was reclassified as an investment as at 28 April 2001.

During the 39 weeks ended 26 January 2002, the Group disposed of its remaining equity interest in Daisy & Tom, resulting in a £1.0m non-operating exceptional gain (see note 10).

	Share of net assets £000	Goodwill £000	Total £000
Balance at 25 April 1998	—	—	—
Acquisition of Daisy & Tom Limited	4,261	4,739	9,000
Operating loss for the period	(1,129)	—	(1,129)
Amortisation of goodwill	—	(178)	(178)
Share of associate's interest	41	—	41
Impairment in value	(3,173)	(4,561)	(7,734)
Balance at 24 April 1999, 29 April 2000, 28 April 2001 and 26 January 2002	—	—	—

13. Investment: own shares

The investment in own shares represents HMV Media Group Employee Benefit Trust's investment in the Company's shares.

The HMV Media Group Employee Trust was established on 23 February 1998 as an offshore trust to fulfil HMV Group's wish to facilitate the acquisition of shares in the Company by, or for the benefit of, the existing and future employees of the Company and its Subsidiaries. The Trust, the trustee of which is RBC Trustees (Guernsey) Limited, does not hold the shares as a hedge against future liabilities in respect of any share options granted to date. The Directors considered the original issue price as fair value at the date of those transactions. There is therefore no requirement to amortise the cost of acquiring the shares.

All shares held by the Trust have been financed by loans from a subsidiary of the Company, which at 26 January 2002 totalled £937,000 (2001: £817,000, 2000: £420,000, 1999: £200,000).

	Shares held by Trust £000	Nominal value £000	Cost £000
Ordinary Shares			
Balance at 24 April 1999	299	299	299
Purchases	55	55	301
Disposal of shares	(265)	(265)	(265)
Balance at 29 April 2000	89	89	335
Purchases	233	233	310
Balance at 28 April 2001	322	322	645
Purchases	21	21	21
Disposal of shares	(45)	(45)	(45)
Balance at 26 January 2002	298	298	621
Junior Preference Shares			
Balance at 24 April 1999	—	—	—
Purchases	69	69	69
Balance at 29 April 2000	69	69	69
Purchases	163	163	163
Balance at 28 April 2001	232	232	232
Purchases	76	76	76
Balance at 26 January 2002	308	308	308
Total cost of investment in own shares:			
As at 24 April 1999			299
As at 29 April 2000			404
As at 28 April 2001			877
As at 26 January 2002			929

14. Investment: subsidiaries

The following information relates to those subsidiaries whose results or financial position, in the opinion of the Directors, principally affect the figures of the Group. All subsidiaries are 100% owned.

Name of undertaking	Country of incorporation
HMV Music Limited	England & Wales
HMV (IP) Limited	England & Wales
HMV USA LP[1]	USA
HMV Canada Inc	Canada
HMV Japan KK	Japan
HMV Hong Kong Limited	Hong Kong
HMV Singapore Pte Limited	Singapore
HMV Australia Pty Limited	Australia
HMV Tonträger GmbH	Germany
HMV Ireland Limited[2]	Ireland
Rustico Holdings Limited	Ireland
Waterstone's Booksellers Limited	England & Wales
Waterstone's Booksellers Amsterdam BV	Netherlands
Waterstone's Booksellers Belgium SA	Belgium

All subsidiaries listed above are included in the consolidation. The principal activity of all subsidiaries in HMV Group is the retailing of books or recorded music.

(1) On 30 April 2000, following a group reorganisation, the trade and net assets of HMV USA Inc. were transferred into a newly formed US Limited Partnership, HMV USA LP. Ownership of the partnership is not held directly by the Company, but the Group retains a 100% interest in the entity.

(2) Not directly held by the Company.

15. Stocks

Stocks primarily comprise finished goods and goods for resale. The replacement cost of stock is considered to be not materially different from the balance sheet value.

16. Debtors

	Notes	As at 24 April 1999 £000	As at 29 April 2000 £000	As at 28 April 2001 £000	As at 26 January 2002 £000
Due within one year:					
Trade debtors		10,952	12,322	12,004	12,158
Amounts owed by associate		13	30	—	—
Corporation taxation recoverable		2,062	1,677	157	—
Deferred taxation	22	4,854	4,836	8,365	9,496
Other debtors		12,694	16,858	13,863	13,933
Prepayments and accrued income		15,678	17,860	18,974	12,758
		46,253	53,583	53,363	48,345
Due after more than one year:					
Other debtors		76	77	27	27
Prepayments and accrued income		6,278	8,789	8,753	8,399
		6,354	8,866	8,780	8,426
Total Debtors		552,607	62,449	62,143	56,771

17. Borrowings

Existing Senior Facility Agreement

Facility	Description	Total Facility Available At: 24 April 1999 £million	29 April 2000 £million	28 April 2001 £million	26 January 2002 £million
Term A Facility	Sterling amortising term loan	85.9	77.8	61.9	49.8
Term B Facility	Sterling amortising term loan	74.3	73.5	72.8	72.7
Term C Facility	US dollar amortising term loan	73.1	72.4	71.6	81.5
Term D Facility	US dollar amortising term loan	50.4	49.9	49.4	56.1
Working Capital Facility	Sterling revolving credit facility	150.0	150.0	150.0	150.0
Total		433.7	423.6	405.7	410.1

During the 52 weeks ended 28 April 2001 the Company entered into an agreement with its banks whereby in exchange for amendments to certain covenants and terms of the Existing Senior Facility Agreement, the Company agreed to increases in the margin in relation to the facilities. Costs incurred in relation to this re-negotiation of the Existing Senior Facility Agreement were recognised as an exceptional finance charge in the period (see Note 6).

Interest on advances under the various facilities is payable at the rate per annum equal to LIBOR (being UK LIBOR for the Term A, Term B and Working Capital Facility and US LIBOR for the Term C and Term D facility) plus, where appropriate, any applicable mandatory liquid asset costs plus the following margins in relation to the facilities:

i. 2.00% per annum for the Term A Facility; (2.50% from 01/02/2001) (2.75% from 03/05/2001)

ii. 2.25% per annum for the Term B Facility; (2.75% from 01/02/2001) (3.00% from 03/05/2001)

iii. 2.75% per annum for the Term C Facility; (3.25% from 01/02/2001) (3.50% from 03/05/2001)

iv. 3.25% per annum for the Term D Facility; and (3.75% from 01/02/2001) (4.00% from 03/05/2001)

v. 2.00% per annum for the Working Capital Facility. (2.50% from 01/02/2001) (2.75% from 03/05/2001)

EMI Bridge Facility

On 28 March 1998, HMV Group entered into a bridge facility with EMI Group plc ("EMI"), pursuant to which EMI provided £200.0 million in immediately available funds to the Company. The EMI bridge facility was fully drawn on this date to finance the acquisition of Waterstone's and HMV. The facility carried an interest rate per annum equal to LIBOR plus a margin of 4%. A commitment fee of 1.25% of the principal amount of £200.0 million and an additional funding fee of 1.25% of the principal amount was paid to EMI. On 22 May 1998 the EMI bridge facility was repaid in full.

EMI Revolving Credit Facility

The Company has also entered into an agreement with EMI pursuant to which EMI has made available to the Company a £50.0 million revolving credit facility for funding working capital requirements of the Group. The facility was utilised during the 52 weeks ended 28 April 2001, but not during the 52 weeks ended 24 April 1999, the 53 weeks ended 29 April 2000 or the 39 weeks ended 26 January 2002. The Company and EMI intend to cancel this facility on or prior to the Senior Facilities Refinancing.

Senior Subordinated Notes

On 22 May 1998, the Company issued Senior Subordinated Notes (the "Notes") totalling £211,687,117. The Notes comprise £135,000,000 10⅞% sterling denominated Notes (the "Sterling Notes") and US$125,000,000 10¼% US dollar denominated Notes (the "Dollar Notes") both of which mature in 2008. The Notes will be redeemable at the option of the Company in whole or part, at any time on or after 15 May 2003 at certain redemption prices together with accrued and unpaid interest, if any, to the date of redemption.

On 16 April 2002 the Company launched a Tender Offer for the purchase of the Notes. The purchase price for the Notes is to be calculated in accordance with a formula which operates by reference to a spread of 50 basis points over the yield to maturity of (for the Sterling Notes) 8% United Kingdom Treasury Stock due June 2003 or (for the US Dollar Notes) 4.25%.

Security

The borrowings under the Existing Senior Facility Agreement are secured by "Material Group Entities" that comprise HMV Group plc (the "Company"), substantially all of its United Kingdom and Irish subsidiaries and any subsidiary of the Company (other than its existing US subsidiaries) which has:

(a) net income representing 5% or more of the adjusted EBITDA[(1)];

(b) net assets representing 5% or more of the consolidated net assets of the Group; or

(c) turnover representing 5% or more of the consolidated turnover of the Group.

---

(1) Adjusted EBITDA, as defined in the Existing Senior Facility Agreement, is profit on ordinary activities after taxation before any provision for taxation, interest, depreciation of fixed assets or amortisation of intangible assets and operating exceptional items. The definition is the same as that used in Note 2.

Each of the United Kingdom Material Group Entities has granted security over its assets, including English law fixed charges over certain specified properties and bank accounts, assignment of rights in respect of certain specified properties, insurance, debts, bank accounts, specified agreements and shares and a floating charge over all its other undertakings and assets. Similar security is provided by certain Material Group Entities incorporated outside of England. In addition, the laws of the country where the company whose shares are pledged is incorporated governs pledges over shares owned by such Material Group Entities. The EMI Revolving Credit Facility ranks *pari passu* with the Existing Senior Facilities.

The Notes issued on 22 May 1998 are secured under the same terms as the Existing Senior Facility Agreement and EMI Revolving Credit Facility but are subordinated to those facilities.

Under their banking arrangements, overdraft and cash balances of the Company and of certain subsidiaries are pooled or offset and cross-guaranteed. Such pooling and offset arrangements are reflected in the Group balance sheet as appropriate.

	As at 24 April 1999		As at 29 April 2000		As at 28 April 2001		As at 26 January 2002	
	Gross[(1)] £000	Gross[(2)] £000	Gross[(1)] £000	Gross[(2)] £000	Gross[(1)] £000	Gross[(2)] £000	Gross[(1)] £000	Gross[(2)] £000
Borrowings repayable within one year or on demand:	71,303	67,356	123,372	120,229	89,423	87,081	36,161	34,421
Borrowings repayable after one year:								
Between one and two years	17,957	17,957	29,997	29,997	35,857	35,857	19,876	19,876
Between two and five years	67,851	65,826	109,601	106,672	142,930	139,609	206,358	203,018
Not wholly repayable within five years:								
Term A facility	—	—	—	—	—	—	—	—
Term B facility	70,500	68,489	—	—	—	—	—	—
Term C facility	69,416	67,384	68,675	66,957	—	—	—	—
Term D facility	47,839	46,418	47,328	46,102	46,821	45,794	—	—
Sterling Notes	135,000	130,044	135,000	130,656	135,000	131,312	135,000	131,753
US Dollar Notes	77,160	74,328	80,128	77,549	86,806	84,434	88,652	86,488
	485,723	470,446	470,729	457,933	447,414	437,006	449,886	441,135
Total Borrowings	557,026	537,802	594,101	578,162	536,837	524,087	486,047	475,556

(1) Borrowings are stated gross of cash balances, before unamortised deferred financing fees.

(2) Borrowings are stated gross of cash balances, after unamortised deferred financing fees.

18. Derivatives and other financial instruments

Objectives, policies and strategies for the role of derivatives and the other financial instruments

This discussion about the Group's financial instruments and risk management activities includes "forward-looking statements" that involve risks and uncertainties.

The Group finances itself through cash generated by operations, bank borrowings and long-term debt. The financial instruments of the Group comprise borrowings, cash and liquid resources, derivatives and various items including trade debtors and creditors that arise directly from its operations.

The core debt facilities of the Group comprise £135.0 million Notes due 2008, US$125.0 million Notes due 2008, and a bank provided the Existing Senior Facility Agreement including term loans, with £122.5 million denominated in sterling and £137.6 million denominated in US dollars and a £150.0 million Working Capital Facility ("WCF"). The Notes and term loans provide finance to the Company. The WCF provides working capital directly to its operations in the UK and Ireland and indirectly to its operations in other territories, through letter of credit and cash deposit provisions in the WCF. The Group may also provide funds to overseas subsidiaries by lending intra-Group at commercial terms.

The Group also enters into derivative transactions and has procedures in place to monitor and control their use. The Group's use of derivatives is to modify the currency exposure of its debt to match underlying cash flow and assets, to limit borrowing costs and to hedge product purchases. In all cases underlying exposures justify the use of derivatives.

The Group considers its credit risk related to derivative transactions to be small because they are only entered into with strong creditworthy counterparties and are generally settled on a net basis. As a result of the above factors, the Group has negligible exposure to credit risk from financial derivatives. In addition, the Group is exposed to credit risk on its cash deposits. However these are predominantly held with AAA rated institutions.

The main risks arising from the Group's financial instruments are interest rate risk, currency risk from foreign currency denominated borrowings, and liquidity risk. The Board reviews and approves policies for managing each of these risks and they are summarised below.

Interest Rate Risk

The Group manages its interest rate risk by using a combination of fixed rate borrowings and certain interest rate derivative contracts. As at 26 January 2002, the Group had 46% of its borrowings either fixed or capped.

21% of the Group's borrowings at 26 January 2002 are hedged using interest rate caps. These are treated as variable rate liabilities, as strike levels are out-of-the-money.

All borrowings, other than the Sterling and US Dollar Notes, are variable rate. The Notes are fixed to their maturity. The Group's biggest exposure to interest fluctuations is to sterling interest rates on its variable rate term debt and borrowings under the WCF.

Interest expense is managed by the Group through the fixed rate Notes and via the sterling interest rate caps which limit the effect of interest rate increases but enable the Group to take advantage of interest rate declines.

Liquidity Risk

As part of its internal planning processes, the Group reviews its financial resources and ensures that it will have sufficient resources to meet its obligations as they fall due. The Group considers that its core debt facilities are sufficient to meet its obligations. The Group uses its flexibility under the WCF to manage seasonal working capital needs.

Foreign Currency Risk

The Group has a number of overseas operations whose revenues and expenses are largely denominated in their local currencies. Locally denominated debt provides partial hedge for currency exposure although the Group has translation exposure to movements in a number of currencies, especially Japanese yen, Canadian dollars and US dollars.

It is the Group's policy that operating units, with material transaction exposures, primarily the purchase of imported product for resale, hedge at least 75% of projected exposures over the forthcoming six months by the purchase of either forward currency contracts or options to purchase the currency at a pre-defined strike rate.

The Group generally does not hedge translation exposure of overseas earnings or net assets, although the Group may implement hedges to secure short-term financial objectives.

In the UK, the Company has the US Dollar Notes and, as part of the Existing Senior Facility Agreement, US dollar bank debt. The Company converted the US dollar bank debt to sterling using cross-currency swaps that terminate in December 2002. The Company has not hedged the Dollar Notes and is exposed to unrealised gains and losses on the principal. The Company generally hedges its interest payments on the Dollar Notes at least six months in advance using forward currency contracts.

The Company also has outstanding 81,300 US dollar denominated senior preference shares with accrued dividends payable of US$48.9 million at 26 January 2002 that give rise to a balance sheet translation exposure.

The disclosures below exclude short-term debtors and creditors and balances in respect of non-equity shares. All Group borrowings are stated gross of deferred financing fees as shown in note 17.

The floating rate financial liabilities comprise senior bank borrowings bearing interest at rates fixed in advance for periods ranging from one week to six months by reference to the relevant benchmark, being LIBOR for sterling, PRIME for US and Canadian dollars and Japanese yen and Euribor for euro borrowings (see note 17). The figures shown in the tables above take into account certain currency swaps used to manage the interest rate and currency profile of the financial liabilities.

Financial liabilities on which no interest is paid excludes £25.0 million of deferred consideration payable to EMI at the earlier of a listing or sale of HMV Group, as the timing of settlement is uncertain.

Interest rate risk profile of non-equity shares

The Company has in issue £168.4 million of junior preference shares whose redemption value increases at a compounded rate of 13.0% per year and US$81.3 million senior preference shares with a dividend at the rate of 12.875% (see note 9). These shares are redeemable no later than 2009 and 2010 respectively.

Interest rate profile of financial assets

The Group had the following financial assets:

	As at 24 April 1999 £000	As at 29 April 2000 £000	As at 28 April 2001 £000	As at 26 January 2002 £000
Assets held as part of the Group financing arrangements				
– Sterling	12,395	14,997	23,318	108,515
– US dollar	924	792	138	890
– Japanese yen	1,391	2,591	4,604	6,064
– Euro	3,430	2,602	3,020	13,974
– Canadian dollar	1,159	429	439	902
– Other	1,496	1,130	1,618	8,034
	20,795	22,541	33,137	138,379
Long-term debtors on which no interest is received				
– Japanese yen	5,201	7,662	7,564	7,218
– Other	1,153	1,204	1,216	1,208
	6,354	8,866	8,780	8,426

The assets held as part of Group financing arrangements include cash in bank accounts and cash in transit, being cash and card receipts received at the stores but not yet paid into or credited to the bank accounts. The long-term debtors principally include "key money' held as security by landlords of certain stores in Japan. The Group had no fixed rate financial assets at 26 January 2002 (2001: £Nil, 2000: £Nil, 1999: £Nil).

Financial assets

The Group's financial assets comprise long-term debtors, cash at bank and in hand and short-term money market deposits.

Synthetic sterling debt

The Group swapped US$198.6 million of variable rate US dollar debt to variable rate sterling exposure using cross-currency swaps.

Interest rate caps

The Group elected to treat £100.0 million of borrowings hedged with caps as variable rate liabilities, as strike levels are out-of-the-money. The caps are due to mature in 2002.

Hedges

The Group's policy with respect to hedging is described above.

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised.

The cumulative aggregate gains and losses which are unrecognised at 26 January 2002 were £2,566,000 (2001: £17,367,000, 2000: £6,531,000, 1999: £1,058,000) and £Nil (2001: £(11,000), 2000: £(262,000), 1999: £(206,000)) respectively, of which:

	Gains £000	Losses £000	Net gains/ losses £000
As at 24 April 1999:			
Gains and losses expected to crystallize in less than one year	487	(64)	423
Gains and losses expected to crystallize in greater than one year	571	(142)	429
Total unrecognised gains and losses	1,058	(206)	852
Gains and losses included in the profit and loss account that arose in previous years	—	—	—
As at 29 April 2000:			
Gains and losses expected to crystallize in less than one year	442	(85)	357
Gains and losses expected to crystallize in greater than one year	6,089	(177)	5,912
Total unrecognised gains and losses	6,531	(262)	6,269
Gains and losses included in the profit and loss account that arose in previous years	*(96)*	—	*(96)*
As at 28 April 2001:			
Gains and losses expected to crystallize in less than one year	17,367(1)	(11)	17,356
Gains and losses expected to crystallize in greater than one year	—	—	—
Total unrecognised gains and losses	17,367	(11)	17,356
Gains and losses included in the profit and loss account that arose in previous years	—	—	—
As at 26 January 2002:			
Gains and losses expected to crystallize in less than one year	2,566	—	2,566
Gains and losses expected to crystallize in greater than one year	—	—	—
Total unrecognised gains and losses	2,566	—	2,566
Gains and losses included in the profit and loss account that arose in previous years	23	—	23

(1) Within this balance there is an unrecognised gain of £17,302,000 on certain cross currency swaps related to the Term C and Term D US dollar debt. When these swaps were rolled forward in June 2001, the underlying Term C and Term D debt was revalued from £120,961,000 to £137,755,000, an increase of £16,794,000. This increased liability was offset by an equivalent gain on the cross currency swaps at that time.

Currency exposures

The principal currency exposures of the Group as at 26 January 2002, 28 April 2001, 29 April 2000 and 24 April 1999 were as follows:

Functional currency of Group operation	Net foreign currency monetary assets (liabilities) US dollar 1999 £000	Sterling 1999 £000	Total 1999 £000	Net foreign currency monetary assets (liabilities) US dollar 2000 £000	Sterling 2000 £000	Total 2000 £000
Sterling	(77,160)	—	(77,160)	(80,128)	—	(80,128)
Japanese Yen	272	(43)	229	—	257	257
Euro	—	3,545	3,545	—	4,162	4,162
Other	—	—	—	(271)	(399)	(670)
Total	(76,888)	3,502	(73,386)	(80,399)	4,020	(76,379)

	US dollar 2001 £000	Sterling 2001 £000	Total 2001 £000	US dollar 2002 £000	Sterling 2002 £000	Total 2002 £000
Sterling	(86,275)	—	(86,275)	(88,652)	—	(88,652)
Japanese Yen	—	—	—	(751)	(257)	(1,008)
Euro	—	6,685	6,685	—	3,651	3,651
Other	(611)	(502)	(1,113)	(520)	(268)	(788)
Total	(86,886)	6,183	(80,703)	(89,923)	3,126	(86,797)

The exposures defined in the table above comprise the monetary assets and monetary liabilities of the Group that are not denominated in the operating (or functional) currency of the operating unit involved and give rise to the net currency gains and losses recognised in the profit and loss account.

The profile of currency exposures is largely the same from 2001 to 2002.

The amounts shown in the table above take into account the effect of foreign exchange contracts entered into to manage these currency exposures.

Fair value of financial assets and financial liabilities

The table below is a comparison by category of book values and fair values of all the Group's financial instruments at 26 January 2002, 28 April 2001, 29 April 2000 and 24 April 1999.

	Book value 1999 £000	Fair value 1999 £000	Book value 2000 £000	Fair value 2000 £000	Book value 2001 £000	Fair value 2001 £000	Book value 2002 £000	Fair value 2002 £000
Primary financial instruments								
Long-term creditors	(26,100)	(26,100)	(26,443)	(26,443)	(26,526)	(26,526)	(26,140)	(26,140)
Short-term borrowing and current portion of long-term borrowings	(71,303)	(71,303)	(123,372)	(123,372)	(89,423)	(89,423)	(36,161)	(36,161)
Long-term borrowings	(485,723)	(496,861)	(470,729)	(414,543)	(447,414)	(350,928)	(449,885)	(445,412)
Cash and short-term deposits	20,798	20,798	22,541	22,541	33,137	33,137	138,379	138,379
Long-term debtors	6,354	6,354	8,866	8,866	8,780	8,780	8,426	8,426

	Contract amount 1999 £000	Book value 1999 £000	Fair value 1999 £000	Expected maturity before 24 April Year	Contract amount 2000 £000	Book value 2000 £000	Fair value 2000 £000	Expected maturity before 29 April Year
Derivative financial instruments								
Cross-currency swaps	42,830	—	316	2000	122,237	—	6,089	2002
Cross-currency swaps	81,900	—	571	2002	—	—	—	—
Interest rate caps	100,000	175	68	2002	100,000	108	3	2002
Interest rate caps	100,000	240	205	2003	100,000	147	75	2003
Interest rate caps	—	—	—	—	51,000	37	—	2001
Forward rate agreements	—	—	—	—	45,000	—	(12)	2001
Forward foreign exchange agreements								
– Financial activities	9,132	—	171	2000	21,645	—	432	2001
– Commercial activities	610	—	(14)	2000	120	—	10	2001
Foreign exchange options	9,797	155	105	2000	10,692	64	28	2001

	Contract amount 2001 £000	Book value 2001 £000	Fair value 2001 £000	Expected maturity before 28 April Year	Contract amount 2002 £000	Book value 2002 £000	Fair value 2002 £000	Expected maturity before 26 January Year
Derivative financial instruments								
Cross currency swaps	120,973	—	17,302	2002	136,391	—	353	2003
Interest rate caps	100,000	—	—	2002	100,000	—	—	2003
Interest rate caps	100,000	—	—	2003	—	—	—	—
Forward rate agreements	—	—	—	—	—	—	—	—
Forward foreign exchange agreements								
– Financial activities	23,247	—	62	2002	62,879	—	2,112	2003
– Commercial activities	186	—	3	2002	4,890	—	46	2003
Foreign exchange options	5,667	30	19	2002	2,888	18	73	2003

Fair value

Forward rate agreements, currency swap agreements and forward foreign exchange agreements are valued at the contract rate in respect of their ongoing carrying value in the financial information and at closing market rates of exchange for market valuation. The fair value of options is based on market prices at the period end.

The fair value of short-term borrowings and investments is based on the carrying amount as a result of their short maturity. Quoted market prices where available, and calculations based on current market rates, were used to estimate the fair value of debt.

Non-Equity Shares

The Group's non-equity junior and senior preference shares are not exchange traded and no quoted values are available. In the Directors' opinion, the book value of the shares approximates to the fair value. Fair value has been determined by discounting the estimated future cash flows attaching to each class of share.

Book value

The book value of financial instruments does not include an allocation of deferred financing fees.

Maturity of financial liabilities

The maturity profile of the Group's financial liabilities as at 26 January 2002 is as follows:

	Expected maturity date, before 31 January						
	2003	2004	2005	2006	2007	Thereafter	Total
	£000	£000	£000	£000	£000	£000	£000
Currency							
Sterling							
Synthetic	(1,249)	(1,249)	(1,249)	(40,510)	(93,375)	—	(137,632)
Direct	(32,629)	(18,627)	(35,987)	(35,237)	—	(135,000)	(257,480)
Canadian dollar	(856)	—	—	—	—	—	(856)
Japanese yen	(1,427)	—	—	—	—	—	(1,427)
US dollar	—	—	—	—	—	(88,652)	(88,652)
Total	(36,161)	(19,876)	(37,236)	(75,747)	(93,375)	(223,652)	(486,047)

The maturity profile of the Group's financial liabilities excludes the £25.0 million EMI deferred consideration as the final maturity date is uncertain at this point in time.

Borrowing facilities

	As at 24 April 1999	As at 29 April 2000	As at 28 April 2001	As at 26 January 2002
	£000	£000	£000	£000
Undrawn committed facilities available to the Group:				
Expiring within one year	18,942	10,387	11,241	25,070
Expiring in more than one year but not more than two years	—	—	—	—
Expiring in more than two years	127,083	88,250	128,780	168,336
Total	146,025	98,637	140,021	193,406

Under the Existing Senior Facility Agreement, the Group can utilise up to £150.0 million under a revolving credit facility to meet its operating cash requirements. In addition the Group has the £50.0 million—EMI Revolving Credit Facility. The Company and EMI intend to cancel this facility on or prior to the Senior Facilities Refinancing.

In addition to direct drawings under the bank facility in the UK, the Group utilises the facility by drawing letters of credit which are used to support facilities provided by local banks overseas. In addition, the Group utilises the facility to provide an ancillary credit facility for an overseas business. Although these locally provided facilities nominally expire in less than one year, they can be renewed provided that the letter of credit or ancillary facility drawn under the working capital facility is renewed. However, the table above reflects the undrawn portion of these locally provided facilities as expiring in less than one year.

As at 26 January 2002, the Group had undrawn letters of credit of £25.1 million (2001: £12.2 million, 2000: £11.8 million, 1999: £15.3 million).

The Group holds obligations to a number of commercial banks under standby letters of credit. At 26 January 2002 the Company guaranteed the obligations of the Royal Bank of Scotland to underwrite credit facilities extended under the £150 million WCF to various banks operating for HMV Canada (£8.7 million), HMV USA (£1.8 million), HMV Japan (£13.8 million), HMV Australia (£2.0 million), HMV Singapore (£0.4 million) and HMV Hong Kong (£2.6 million). The Company also guaranteed the obligations of the Royal Bank of Scotland to underwrite credit facilities extended under the ancillary facility (also part of the £150 million WCF) to banks operating for HMV Hong Kong (£1.8 million) and HMV Germany (£0.5 million).

19. Cash, liquid resources and financing

The Group's net borrowings comprised:

	As at 24 April 1999			
	Cash £000	Liquid resources £000	Financing £000	Net borrowings £000
Investments and short-term deposits	—	6,822	—	6,822
Cash at bank and in hand	13,976	—	—	13,976
Total cash at bank and in hand	13,976	6,822	—	20,798
Borrowings due within one year	(42,982)	—	(24,374)	(67,356)
Borrowings due after more than one year	—	—	(470,446)	(470,446)
Total borrowings	(42,982)	—	(494,820)	(537,802)
At 24 April 1999	(29,006)	6,822	(494,820)	(517,004)

	As at 29 April 2000			
	Cash £000	Liquid resources £000	Financing £000	Net borrowings £000
Investments and short-term deposits	—	7,225	—	7,225
Cash at bank and in hand	15,316	—	—	15,316
Total cash at bank and in hand	15,316	7,225	—	22,541
Borrowings due within one year	(52,487)	—	(67,742)	(120,229)
Borrowings due after more than one year	—	—	(457,933)	(457,933)
Total borrowings	(52,487)	—	(525,675)	(578,162)
At 29 April 2000	(37,171)	7,225	(525,675)	(555,621)

	Cash £000	As at 28 April 2001 Liquid resources £000	Financing £000	Net borrowings £000
Investments and short-term deposits	—	4,033	—	4,033
Cash at bank and in hand	29,104	—	—	29,104
Total cash at bank and in hand	29,104	4,033	—	33,137
Borrowings due within one year	(23,470)	—	(63,611)	(87,081)
Borrowings due after more than one year	—	—	(437,006)	(437,006)
Total borrowings	(23,470)	—	(500,617)	(524,087)
At 28 April 2001	5,634	4,033	(500,617)	(490,950)

	Cash £000	As at 26 January 2002 Liquid resources £000	Financing £000	Net borrowings £000
Investments and short-term deposits	—	2,992	—	2,992
Cash at bank and in hand	135,387	—	—	135,387
Total cash at bank and in hand	135,387	2,992	—	138,379
Borrowings due within one year	(2,279)	—	(32,142)	(34,421)
Borrowings due after more than one year	—	—	(441,135)	(441,135)
Total borrowings	(2,279)	—	(473,277)	(475,556)
At 26 January 2002	133,108	2,992	(473,277)	(337,177)

Net borrowings are repayable as follows:

	As at 24 April 1999 £000	As at 29 April 2000 £000	As at 28 April 2001 £000	As at 26 January 2002 £000
In one year or less	(46,558)	(97,688)	(53,944)	103,958
Between one and two years	(17,957)	(29,997)	(35,857)	(19,876)
Between two and five years	(65,826)	(106,672)	(139,609)	(203,018)
In more than five years	(386,663)	(321,264)	(261,540)	(218,241)
	(517,004)	(555,621)	(490,950)	(337,177)

The following definitions have been used:

Cash: Cash at bank and in hand and deposits repayable on demand if available within 24 hours without penalty, less overdrafts.

Liquid Resources: Investments and deposits, other than those included as cash, which are readily convertible into known amounts of cash.

Financing: Borrowings, less overdrafts that have been treated as cash.

Analysis of movement in the Group's net borrowings

	At 25 April 1998 £000	Cash flow £000	Other non-cash changes[2] £000	Exchange movements £000	At 24 April 1999 £000
Cash at bank and in hand	11,458	2,341	—	177	13,976
Overdraft[1]	(39,741)	4,127	(3,213)	(4,155)	(42,982)
Cash	(28,283)	6,468	(3,213)	(3,978)	(29,006)
Debt due after more than one year	(334,776)	(140,989)	6,390	(1,071)	(470,446)
Debt due within one year[1]	(217,684)	201,691	(8,300)	(81)	(24,374)
Financing	(552,460)	60,702	(1,910)	(1,152)	(494,820)
Cash deposits	49,229	(42,441)	—	34	6,822
Liquid resources	49,229	(42,441)	—	34	6,822
Total	(531,514)	24,729	(5,123)	(5,096)	(517,004)

	At 24 April 1999 £000	Cash flow £000	Other non-cash changes[2] £000	Exchange movements £000	At 29 April 2000 £000
Cash at bank and in hand	13,976	1,388	—	(48)	15,316
Overdraft[1]	(42,982)	(4,175)	—	(5,330)	(52,487)
Cash	(29,006)	(2,787)	—	(5,378)	(37,171)
Debt due after more than one year	(470,446)	10,219	5,257	(2,963)	(457,933)
Debt due within one year[1]	(24,374)	(35,305)	(8,870)	807	(67,742)
Financing	(494,820)	(25,086)	(3,613)	(2,156)	(525,675)
Cash deposits	6,822	401	—	2	7,225
Liquid resources	6,822	401	—	2	7,225
Total	(517,004)	(27,472)	(3,613)	(7,532)	(555,621)

	At 29 April 2000 £000	Cash flow £000	Other non-cash changes(2) £000	Exchange movements £000	At 28 April 2001 £000
Cash at bank and in hand	15,316	13,525	—	263	29,104
Overdraft(1)	(52,487)	30,342	—	(1,325)	(23,470)
Cash	(37,171)	43,867	—	(1,062)	5,634
Debt due after more than one year	(457,933)	17,957	9,648	(6,678)	(437,006)
Debt due within one year(1)	(67,742)	14,260	(12,840)	2,711	(63,611)
Financing	(525,675)	32,217	(3,192)	(3,967)	(500,617)
Cash deposits	7,225	(3,198)	—	6	4,033
Liquid resources	7,225	(3,198)	—	6	4,033
Total	(555,621)	72,886	(3,192)	(5,023)	(490,950)

	At 28 April 2001 £000	Cash flow £000	Other non-cash changes[2] £000	Exchange movements £000	At 26 January 2002 £000
Cash at bank and in hand	29,104	106,705	—	(422)	135,387
Overdraft[1]	(23,470)	21,013	—	178	(2,279)
Cash	5,634	127,718	—	(244)	133,108
Debt due after more than one year	(437,006)	(4,509)	2,228	(1,848)	(441,135)
Debt due within one year[1]	(63,611)	36,074	(4,488)	(117)	(32,142)
Financing	(500,617)	31,565	(2,260)	(1,965)	(473,277)
Cash deposits	4,033	(808)	—	(233)	2,992
Liquid resources	4,033	(808)	—	(233)	2,992
Total	(490,950)	158,475	(2,260)	(2,442)	(337,177)

(1) Represents borrowings due within one year.

(2) Represents amortisation of issue costs incurred in connection with the raising of debt and the classification of the Term debt that is due within one year. The issue costs have been offset against the relevant debt instrument in accordance with FRS 4 "Capital Instruments". The cash impact of these costs is included with Returns on investment and servicing of finance in accordance with FRS 1 (Revised).

Reconciliation of net cash flow to movement in net debt

	52 weeks ended 24 April 1999 £000	53 weeks ended 29 April 2000 £000	52 weeks ended 28 April 2001 £000	39 weeks ended 26 January 2002 £000
Increase (decrease) in cash	6,468	(2,787)	43,867	127,718
Cash outflow (inflow) from financing	52,287	(25,413)	32,212	31,565
Issue costs of long-term loans	8,415	327	5	—
Cash (inflow) outflow from short-term deposits	(42,441)	401	(3,198)	(808)
Change in net debt resulting from cash flows	24,729	(27,472)	72,886	158,475
Exchange differences	(5,096)	(7,532)	(5,023)	(2,442)
Other	(5,123)	(3,613)	(3,192)	(2,260)
Decrease (increase) in net debt	14,510	(38,617)	64,671	153,773
Opening net debt	(531,514)	(517,004)	(555,621)	(490,950)
Closing net debt	(517,004)	(555,621)	(490,950)	(337,177)

20. Other creditors: amounts falling due within one year

	As at 24 April 1999 £000	As at 29 April 2000 £000	As at 28 April 2001 £000	As at 26 January 2002 £000
Trade creditors	119,560	120,885	169,225	255,592
Corporate taxation	8,285	9,586	7,270	19,808
Other taxes including VAT and social security costs	7,120	7,967	8,270	18,678
Deferred consideration payable	25,000	25,000	25,000	25,000
Other creditors	54,480	61,595	68,018	57,841
Accruals and deferred income	30,575	35,475	39,507	44,647
	245,020	260,508	317,290	421,566

21. Other creditors: amounts falling due after more than one year

	As at 24 April 1999 £000	As at 29 April 2000 £000	As at 28 April 2001 £000	As at 26 January 2002 £000
Other taxes including VAT and social security cost	781	—	—	—
Other creditors	1,100	1,443	1,526	1,140
	1,881	1,443	1,526	1,140

22. Deferred taxation

	As at 24 April 1999 £000	As at 29 April 2000 £000	As at 28 April 2001 £000	As at 26 January 2002 £000
Excess of accumulated taxation allowances over depreciation provided against tangible fixed assets	(4,282)	(2,623)	(6,728)	(5,746)
Other timing differences	(572)	(2,213)	(1,637)	(3,750)
	(4,854)	(4,836)	(8,365)	(9,496)
Movements during the year: Opening balance	(2,247)	(4,854)	(4,836)	(8,365)
(Credited) charged to profit on ordinary activities	(2,607)	18	(3,529)	(1,131)
Closing balance	(4,854)	(4,836)	(8,365)	(9,496)

No provision has been made for further taxes which could arise if subsidiary undertakings are disposed of or if overseas companies were to remit dividends to the UK in excess of those anticipated in these accounts; it is considered impracticable to estimate the amount of such taxes.

There is no unprovided deferred tax liability as at 26 January 2002, 28 April 2001, 29 April 2000 or 24 April 1999.

23. Other provisions for liabilities and charges

	Trading £000	Restructuring and store closure £000	Disposals and fundamental reorganisation £000	Acquisition £000	Total £000
At 25 April 1998	182	10,481	3,944	41,229	55,836
Currency retranslation	—	41	(4)	552	589
Acquisition of business – prior period	—	—	—	1,544	1,544
Provisions utilised	(182)	(7,950)	(3,940)	(15,308)	(27,380)
Charged (credited) against:					
Operating profit	157	—	—	(4,752)	(4,595)
Share premium account	—	—	—	1,769	1,769
Notional interest relating to discount on provisions	—	—	—	1,743	1,743
At 24 April 1999	157	2,572	—	26,777	29,506
Currency retranslation	—	21	—	599	620
Provisions utilised	(146)	(2,986)	—	(2,792)	(5,924)
Charged (credited) against:					
Operating profit	—	2,543	—	(4,634)	(2,091)
Notional interest relating to discount on provisions	—	—	—	1,596	1,596
At 29 April 2000	11	2,150	—	21,546	23,707
Currency retranslation	—	41	—	1,307	1,348
Provisions utilised	—	(354)	—	(489)	(843)
Charged (credited) against:					
Operating profit	(5)	4,850	—	(6,867)	(2,022)
Notional interest relating to discount on provisions	—	—	—	1,526	1,526
At 28 April 2001	6	6,687	—	17,023	23,716
Currency retranslation	—	12	—	161	173
Provisions utilised	—	(4,280)	—	—	(4,280)
Charged (credited) against:					
Operating profit	—	—	—	(4,398)	(4,398)
Notional interest relating to discount on provisions	—	—	—	747	747
At 26 January 2002	6	2,419	—	13,533	15,958

The utilisation of the provisions includes for the period ended 26 January 2002 £1,944,000 (2001: £184,000, 2000: £1,000,000, 1999: £205,000) relating to the write down of fixed assets which has no cash impact.

The provision for disposal and fundamental reorganisation was acquired as part of the acquisition of HMV Group, and was fully utilised during the 52 weeks ended 24 April 1999.

Acquisition provisions include fees and expenses incurred in making acquisitions and certain other provisions made as part of the fair value adjustments on acquisition that principally relate to onerous leases with remaining durations of between one and 15 years.

24. Share Capital

	As at 24 April 1999 Number	As at 29 April 2000 Number	As at 28 April 2001 Number	As at 26 January 2002 Number
Authorised				
Ordinary Shares of 1p each	10,270,847	10,270,847	10,270,847	10,270,847
Preferred Ordinary Shares "A" of 1p each	1,000,000	1,000,000	1,000,000	1,000,000
Preferred Ordinary Shares "B" of 1p each	1,000,000	1,000,000	1,000,000	1,000,000
Junior Redeemable Preference Shares of 1p each	168,416,926	168,416,926	168,416,926	168,416,926
12.875% Senior Cumulative Redeemable "A" Preference Shares of US $1.00 each	81,300	81,300	81,300	81,300
12.875% Senior Cumulative Redeemable "B" Preference Shares of US $1.00 each	81,300	81,300	81,300	81,300
12.875% Senior Cumulative Redeemable "C" Preference Shares of 61.5p each	29,400	29,400	29,400	29,400

	£000	£000	£000	£000
Authorised				
Ordinary Shares of 1p each	103	103	103	103
Preferred Ordinary Shares "A" of 1p each	10	10	10	10
Preferred Ordinary Shares "B" of 1p each	10	10	10	10
Junior Redeemable Preference Shares of 1p each	1,684	1,684	1,684	1,684
12.875% Senior Cumulative Redeemable "A" Preference Shares of US $1.00 each	50	50	50	50
12.875% Senior Cumulative Redeemable "B" Preference Shares of US $1.00 each	50	50	50	50
12.875% Senior Cumulative Redeemable "C" Preference Shares of 61.5p each	18	18	18	18
	1,925	1,925	1,925	1,925

	As at 24 April 1999 Number	As at 29 April 2000 Number	As at 28 April 2001 Number	As at 26 January 2002 Number
Allotted, called up and fully paid				
Ordinary Shares of 1p each	9,430,220	9,430,220	9,430,220	9,430,220
Preferred Ordinary Shares "A" of 1p each	1,000,000	1,000,000	1,000,000	1,000,000
Preferred Ordinary Shares "B" of 1p each	1,000,000	1,000,000	1,000,000	1,000,000
Junior Redeemable Preference Shares of 1p each	168,416,926	168,416,926	168,416,926	168,416,926
12.875% Senior Cumulative Redeemable "A" Preference Shares of US $1.00 each	81,300	81,300	81,300	81,300
12.875% Senior Cumulative Redeemable "B" Preference Shares of US $1.00 each	—	—	—	—
12.875% Senior Cumulative Redeemable "C" Preference Shares of 61.5p each	—	—	—	—

	As at 24 April 1999 £000	As at 29 April 2000 £000	As at 28 April 2001 £000	As at 26 January 2002 £000
Allotted, called up and fully paid				
Ordinary Shares of 1p each	94	94	94	94
Preferred Ordinary Shares "A" of 1p each	10	10	10	10
Preferred Ordinary Shares "B" of 1p each	10	10	10	10
Junior Redeemable Preference Shares of 1p each	1,684	1,684	1,684	1,684
12.875% Senior Cumulative Redeemable "A" Preference Shares of US $1.00 each	50	50	50	50
12.875% Senior Cumulative Redeemable "B" Preference Shares of US $1.00 each	—	—	—	—
12.875% Senior Cumulative Redeemable "C" Preference Shares of 61.5p each	—	—	—	—
	1,848	1,848	1,848	1,848

Under the provisions of FRS 4 "Capital Instruments", the junior and senior preference share capital is defined as non-equity share capital.

The Company has a share option scheme under which options to subscribe for the Company's Ordinary Shares have been granted to certain Directors and senior management. During the 52 weeks ended 24 April 1999 options were granted over 788,355 Ordinary Shares at £1.00 each exercisable, subject to certain conditions, the earlier of 30 April 2000 and an initial public offering of the Ordinary Shares or sale of the Company and expiring ten years from the date of grant. During the 53 weeks ended 29 April 2000 31,804 options were granted over Ordinary Shares and 192,641 options lapsed. No options were exercised during the prior year. During the 52 weeks ended 28 April 2001 42,960 options were granted over Ordinary Shares and 76,142 options lapsed. No options were exercised during the year. At 28 April 2001, therefore, 594,336 options were in issue. During the 39 weeks ended 26 January 2002, 496,819 options were granted over Ordinary Shares, 273,025 options lapsed and 2,131 options were exercised during the period. At 26 January 2002, therefore, 815,999 options were in issue.

The junior preference shares, which carry no fixed dividend right, are redeemable at any time at the option of the Company but only with the consent of the holders thereof. These shares are also redeemable on the date of admission of any part of the Company's share capital to the Official List of the London Stock Exchange, the New York Stock Exchange, Nasdaq or any other recognised Stock Exchange or upon the transfer of shares in the Company as a result of which any person would obtain control over 75% or more of the voting rights normally exercisable at general meetings of the Company. If not previously redeemed the junior preference shares are redeemable on 15 May 2010 (subject to the provisions of any other debt instrument to which the company is party and to the prior redemption of all the senior preference shares then in issue). The holders of the junior preference shares are entitled to a redemption premium over the period from issue of 13.0% per annum compounded annually.

The junior preference shares shall not confer or carry any rights to vote at a general meeting. The "A" and "B" Preferred Ordinary shares have the same rights to dividends and rights to votes as the Ordinary Shares. The holders of "A" and "B" Preferred Ordinary Shares also have the right to appoint two Non-Executive Directors to the Board of Directors of the Company.

On 22 May 1998, 813 "Units" were issued with each of the Units comprising 100 12.875% Cumulative Redeemable Preference Shares (the "senior preference shares") at a price of US$1,000 per Share and 1,042 Ordinary Shares at a price of £0.01 per Share. The senior preference shares are non-voting, except in certain circumstances where the rights of holders of senior preference shares may be affected and, with respect to dividend rights and distributions upon liquidation, winding-up and dissolution of the Company, will rank senior to all other classes of equity securities of the Company and junior to all indebtedness. The senior preference shares may be redeemed at the option of the Company on or after 2003 at certain redemption prices expressed as a percentage of the sum of the issue price and accumulated unpaid dividends to the redemption date. At any time prior to May 2003, on a listing of Ordinary Shares on a recognised exchange, the Company may redeem all, but not less than all, of the senior preference shares at 112⅞% of the sum of the issue price and accumulated unpaid dividends. The Company's Articles further provide that upon a change of control, the

Company will make an offer to redeem all of the senior preference shares at 101% of the sum of the issue price and accumulated unpaid dividends. The amount payable to the senior preference shareholders in a winding up is the issue price of the Units plus all accumulated and unpaid dividends thereon. On the issue of the senior preference shares the original Preference Shares were reclassified as junior preference shares.

25. Pension Arrangments

HMV Group employees are members of a number of pension schemes throughout the world. The main schemes that cover employees in the United Kingdom, are the HMV Media Group Pension Scheme (established with effect from July 1998) and the EMI Fund.

THE HMV SCHEME

The HMV Scheme is based in the United Kingdom and has two sections – the Pension Benefit Section and the Pension Saver Section.

Pension Benefit Section

This Section is an Inland Revenue exempt approved scheme for the purpose of the Income and Corporation Taxes Act 1988 and is contracted out of the State Earnings Related Pension Scheme.

The Pension Benefit Section is of the defined benefit type. The benefits it provides are based on final pensionable pay and are guaranteed to increase in payment by 5% per annum or by the increase in the cost of living, if less. Members contribute at the rate of 4% of pensionable pay.

An actuarial valuation was made by a qualified actuary as at 30 June 1999. The valuation was based on an assumed investment return of 6.75% a year, salary increases of 4.5% a year, and annual pension increases of 2.5%, and used the projected unit method. The result of the valuation was a level of asset cover of 103% and total pension cost of 15.4% of pensionable pay, of which members of the Pension Benefit Section pay 4.0%, leaving the Company's regular cost at 11.4% of pensionable pay. The market value of the assets of the Pension Benefit Scheme at 31 March 2000 was about £14.1 million. The next actuarial review will take place as at 30 June 2002.

In the light of the asset cover being more than 100%, the Company is continuing to contribute at a rate of 11% of pensionable pay. This rate, calculated in accordance with the recommendations of the actuary, reflects the amortisation of the excess asset cover as a percentage of payroll over the employees' average future working lifetime. Actual employer contributions to the Pension Benefit Section for the 39 weeks ended 26 January 2002 were £652,000 (2001: £1,018,000, 2000: £980,000, 1999: £990,000).

In accordance with the transitional implementation rules set out in FRS 17 "Retirement Benefits", which became effective for the 26 January 2002 reporting period, additional balance sheet disclosures are required. These are set out below, together with the major assumptions used to value the HMV Scheme's liabilities under FRS 17.

	As at 26 January 2002 % per annum
Rate of price inflation	2.5
Rate of salary increase	4.0
Rate of increase for pensions in payment	2.5
Rate used to discount scheme liabilities	5.5

	£000
Scheme assets held as equities	12,300
Scheme assets held as bonds	1,400
Total market value of scheme assets	13,700
Present value of scheme liabilities	(17,500)
Scheme deficit	(3,800)
Deferred tax	1,100
Net pension liability and net effect on group net assets	(2,700)

Pension Saver Section

This Section was established for all other employees of the Group including those who were then members of the WH Smith Retirement Savings Plan up to 30 June 1998.

It is of the defined contribution type and is open to permanent staff of the Company who have completed three months' service and are eligible to join. Members can choose to pay from 2% to 5% of pensionable pay. The Company matches the amount paid by the member up to a maximum of 5% of pensionable pay. Members have a choice of ways to invest their and the Company's contributions in a fund to buy pension benefits of their choice. It also provides a long-term disability benefit and life assurance whilst members are employed by the Company.

As with the Pension Benefit Section members, ex-members of the WH Smith Retirement Savings Plan were given the opportunity of transferring their benefits in the Plan to the HMV Scheme and a large proportion of them chose to do so.

THE EMI FUND

HMV Group employees in the UK who are currently members of the Fund will continue to participate in the Fund for so long as the degree of association between the relevant HMV Group companies and the EMI Group remains sufficiently close for the Inland Revenue to permit this. Subject to Inland Revenue approval, a process of separation will commence within six months to two years from Admission. The EMI Fund is an Inland Revenue exempt approved scheme for the purpose of the Income and Corporation Taxes Act 1988 and is contracted out of the State Earnings Related Pension Scheme.

As and when this arrangement ceases to be permitted by the Inland Revenue, members of the EMI Fund will be able to take up membership of the HMV Scheme. For members who so elect (transferring members), a transfer value in respect of their accrued rights will be paid from the EMI Fund to the HMV Scheme. The benefits granted to transferring members will be broadly comparable with those that they had individually accrued in the EMI Fund. Certain executives are entitled to enhanced levels of benefits under the EMI Fund as "executive members". Some of those executives are subject to the "earnings cap" (which limits the amount of their salary which may be treated as pensionable under an Inland Revenue exempt approved pension scheme) and are members, or may become eligible for membership, of top-up arrangements for life insurance, pension and disability benefits. The present value of the liabilities represented by these accrued rights, based on assumptions consistent with those used to value the HMV Scheme above, was £24.0 million as at 31 January 2002. As a result of the preliminary discussions arising from the separation noted above, the transfer value of assets would be expected to be broadly consistent with this amount, but would not be finalised until the point of transfer.

EMI Group plc is the principal employer of the EMI Fund. The EMI Fund is based in the UK and is of the defined benefit type. The EMI Fund is open to all permanent employees of EMI Group over the age of 18 employed in the UK. Benefits provided by the EMI Fund are based on final pensionable pay. Pensions payable from the EMI Fund are guaranteed to increase by 5% per annum or by the increase in the cost of living if less. Members contribute to the EMI Fund at the rate of 4% of pensionable pay.

The latest available actuarial valuation of the EMI Fund was made by a qualified actuary as at 31 March 2000 using the projected unit method. At that date, the market value of the assets of the EMI Fund was taken to be £1,079.0 million. The market value of the assets was sufficient to cover 117% of the value of the benefits that had accrued to the members, after allowing for assumed increases in earnings, on the actuarial assumptions used, treating the EMI Fund as an ongoing entity. Part of the above excess assets disclosed by the 2000 valuation has been used to finance a special increase of 3% to pensions in payment and part has been allocated towards a reduction of employer contributions below the long-term rate, with the balance being carried forward as a reserve in the EMI fund.

Employer expense in respect of the EMI Fund has been calculated in accordance with the recommendations of the actuary. On the basis of actuarial advice, it is calculated that employer expense would represent a credit to the profit and loss account on full application of SSAP 24 principles. However, for reasons of conservatism, such expense has been taken as £Nil for the periods ended 24 April 1999, 29 April 2000, 28 April 2001 and 26 January 2002.

In respect of FRS 17, which became effective for the 26 January 2002 reporting period, certain transitional balance sheet disclosures were introduced. However, on the basis that the Company is unable to identify its share of the underlying assets and liabilities in the multi-employer Fund on a reasonable and consistent basis, it has taken advantage of the exemption in FRS 17 and will account for the EMI Fund on a defined contribution basis until the arrangement ceases and the members transfer to the HMV Scheme. Accordingly, no FRS 17 balance sheet disclosures are required at 26 January 2002.

26. Related party transactions

EMI Group plc

EMI Revolving Credit Facility

EMI has made available to the Company a £50.0 million working capital facility. The facility carries an interest rate equal to LIBOR plus a margin. The facility was initially drawn down on 2 May 2000 and was subsequently drawn down in varying amounts and for varying periods through to 10 November 2000. The facility was not drawn subsequently and there was therefore no balance outstanding at 26 January 2002.

The Company and EMI intend to cancel this facility on or prior to the Senior Facilities Re-financing.

EMI Lease Indemnity

EMI, and certain affiliated companies, have guaranteed the lease payments on many of HMV and Dillons properties. Although there is an obligation on the part of the Company to use reasonable efforts to procure the release of each of these guarantees, it is envisaged that the majority of these guarantees will continue. The company agreed to indemnify EMI against, among other things, any payments made under those guarantees. This indemnity obligation is guaranteed by the Company and certain of its subsidiaries and secured by the same assets as the security stated in the Existing Senior Facility Agreement but on a junior basis.

The amount of EMI's potential claim under this indemnity is presently impossible to determine but is likely to be substantial. The aggregate annual rental payments under the guaranteed leases are approximately £27.5 million, although they are subject to upward adjustment for periodic rent review prior to the expiration and downward adjustment in the event any EMI guarantee is released. The guaranteed leases have terms expiring from one to 24 years, and many of the leases expire in years beyond 2011.

All of the HMV Group's obligations to EMI in respect of the EMI Revolving Credit Facility and the EMI Lease Indemnity are secured.

Deferred Consideration

Deferred consideration of £25.0 million becomes payable to EMI at the earlier of a listing or sale of HMV Group or 28 March 2003.

Trading with the EMI Group

Purchases made by HMV Group subsidiaries from EMI Group subsidiaries in the 39 weeks ended amounted to £72.9 million (2001: £96.9 million, 2000: £82.9 million, 1999: £70.9 million) and the creditors' balance outstanding at the balance sheet date was £18.8 million (2001: £9.1 million, 2000: £9.3 million, 1999: £9.3 million).

27. Contingent liabilities

In addition to the £25.0 million of deferred consideration payable to EMI disclosed above, a further amount of up to £25.0 million will be payable to EMI if the Advent Funds achieve a certain return on their initial investment in HMV Group on a listing or sale.

The management of HMV Group are not aware of any legal or arbitration proceedings pending or threatened against any member of HMV Group which may result in any liabilities significantly in excess of provisions in the financial information.

28. Share premium account and reserves

	Share Premium Account £000	Goodwill £000	Profit and loss account: Profit and loss reserves £000	Total £000
At 25 April 1998	172,288	(606,240)	(23,744)	(629,984)
Acquisition of business	—	(16,255)	—	(16,255)
Currency retranslation	—	—	(1,751)	(1,751)
Net exchange gain on foreign currency borrowings	—	—	187	187
Tax on exchange differences on loan	—	—	(530)	(530)
Issue of Ordinary Shares	137	—	—	—
Issue of senior cumulative redeemable "A" preference shares	49,942	—	—	—
Issue of junior redeemable preference shares	2,833	—	—	—
Expenses of share issues	(1,769)	—	—	—
Transfer from profit and loss account	—	—	(17,697)	(17,697)
Reversal of redemption premium and preference dividends	—	—	28,092	28,092
At 24 April 1999	223,431	(622,495)	(15,443)	(637,938)
Currency retranslation	—	—	(2,181)	(2,181)
Net exchange loss on foreign currency borrowings	—	—	(507)	(507)
Tax on exchange differences on loan	—	—	(343)	(343)
Transfer from profit and loss account	—	—	(20,615)	(20,615)
Reversal of redemption premium and preference dividends	—	—	30,070	30,070
At 29 April 2000	223,431	(622,495)	(9,019)	(631,514)
Currency retranslation	—	—	(2,072)	(2,072)
Net exchange gain on foreign currency borrowings	—	—	1,722	1,722
Transfer from profit and loss account	—	—	(57,441)	(57,441)
Reversal of redemption premium and preference dividends	—	—	40,854	40,854
At 28 April 2001	223,431	(622,495)	(25,956)	(648,451)
Currency retranslation	—	—	256	256
Net exchange gain on foreign currency borrowings	—	—	(1,844)	(1,844)
Tax on exchange differences on loan	—	—	230	230
Transfer to profit and loss account	—	—	456	456
Reversal of redemption premium and preference dividends	—	—	32,040	32,040
At 26 January 2002	223,431	(622,495)	5,182	(617,313)

The cumulative amount of goodwill eliminated against the profit and loss account at 26 January 2002 is £622,495,000 (2001: £622,495,000, 2000: £622,495,000, 1999: £622,495,000).

As permitted by the Companies Act and confirmed on 10 April 2002 by the High Court, the amount standing to the credit of the Share Premium Account was reduced by £220,000,000 and the profit and loss reserves increased by a corresponding amount.

29. Financial commitments

	As at 24 April 1999 £000	At at 29 April 2000 £000	As at 28 April 2001 £000	As at 26 January 2002 £000
Capital expenditure: contracted but not provided	19,510	8,114	1,589	1,004

At the period end, the Group had annual commitments under non-cancellable operating leases as follows:

	As at 24 April 1999 £000	At at 29 April 2000 £000	As at 28 April 2001 £000	As at 26 January 2002 £000
Land and buildings				
Expiring within one year	6,156	9,079	10,446	9,444
Expiring between two and five years inclusive	19,704	16,631	21,361	25,413
Expiring in over five years	74,363	83,706	86,897	82,478
	100,223	109,416	118,704	117,335

	As at 24 April 1999 £000	At at 29 April 2000 £000	As at 28 April 2001 £000	As at 26 January 2002 £000
Other				
Expiring within one year	2	67	28	2
Expiring between two and five years inclusive	379	379	3	31
Expiring in over five years	33	—	32	—
	414	446	63	33

The aggregate payments, for which there are commitments under operating leases, fall due as follows:

	Land and Buildings 1999 £000	Other 1999 £000	Total 1999 £000	Land and Buildings 2000 £000	Other 2000 £000	Total 2000 £000
Within one year	100,223	414	100,637	109,416	446	109,862
Between one and two years	99,897	418	100,315	106,467	399	106,866
Between two and three years	97,311	403	97,714	103,044	370	103,414
Between three and four years	92,154	74	92,228	97,101	23	97,124
Between four and five years	87,671	8	87,679	94,569	21	94,590
After five years	721,679	—	721,679	721,272	9	721,281
	1,198,935	1,317	1,200,252	1,231,869	1,268	1,233,137

The aggregate payments, for which there are commitments under operating leases, fall due as follows:

	Land and Buildings 2001 £000	Other 2001 £000	Total 2001 £000	Land and Buildings 2002 £000	Other 2002 £000	Total 2002 £000
Within one year	118,704	63	118,767	117,335	33	117,368
Between one and two years	114,247	32	114,279	110,842	31	110,873
Between two and three years	106,517	31	106,548	105,969	29	105,998
Between three and four years	102,848	29	102,877	102,534	3	102,537
Between four and five years	99,884	3	99,887	97,793	—	97,793
After five years	697,260	—	697,260	651,131	—	651,131
	1,239,460	158	1,239,618	1,185,604	96	1,185,700

30. Additional disclosure: 39 weeks ended 27 January 2001

Consolidated profit and loss account	39 weeks ended 27 January 2001 £000
Turnover	1,186,985
Cost of sales	(1,055,078)
Gross profit	131,907
Administrative expenses	(65,477)
Group operating profit	66,430
Finance charges	(50,221)
Profit on ordinary activities before taxation	16,209
Taxation on profit on ordinary activities	(5,916)
Profit attributable to members of the holding company	10,293
Redemption premium	(16,376)
Preference dividends on non-equity shares	(7,014)
Transfer from profit and loss reserve	(13,097)
EBITDA	98,085

SEGMENTAL RESULTS

Turnover, EBITDA and operating profit by class of business is as follows:

	39 weeks ended 27 January 2001		
	Turnover £000	EBITDA £000	Operating profit £000
By class of business:			
HMV			
Europe	502,440	52,181	38,437
North America	154,935	7,575	3,730
Asia Pacific	213,552	10,926	5,590
Total HMV	870,927	70,682	47,757
Waterstone's	316,058	27,403	18,673
Total	1,186,985	98,085	66,430

Consolidated balance sheet

	As at 27 January 2001 £000
Fixed assets	
Tangible assets	176,515
Investment: own shares	657
Total Investments	177,172
Current assets	
Stocks	214,436
Debtors	53,482
Investments and short-term deposits	6,983
Cash at bank and in hand	55,508
	330,409
Creditors: amounts falling due within one year	
Borrowings	(70,124)
Other creditors	(355,747)
	(425,871)
Net current liabilities	(95,462)
Total assets less current liabilities	81,710
Creditors: amounts falling due after more than one year	
Borrowings	(453,177)
Other creditors	(2,845)
	(456,022)
Provisions for liabilities and charges	
Other provisions	(20,876)
	(395,188)
Capital and reserves	
Called up share capital	1,848
Share premium account	223,431
Profit and loss account (including goodwill previously written off)	(620,467)
Equity shareholders' funds	(696,796)
Non-equity shareholders' funds	301,608
Total shareholders' funds	(395,188)

Consolidated cash flow statement

	39 weeks ended 27 January 2001 £000
Net cash inflow from operating activities	183,132
Returns on investments and servicing of finance	
Interest received	1,130
Interest paid	(49,865)
Costs incurred in connection with the raising of debt	(1,150)
Net cash outflow from returns on investments and servicing of finance	(49,885)
Tax paid	(1,288)
Capital expenditure and financial investment	
Purchase of tangible fixed assets	(29,097)
Disposal of tangible fixed assets	109
Purchase of investment in own shares	(253)
Net cash outflow from capital expenditure	(29,241)
Acquisitions and disposals	
Purchase of businesses net of cash, including associated fees	(190)
Net cash outflow from acquisitions	(190)
Net cash inflow before management of liquid resources and financing	102,528
Management of liquid resources	253
Financing	
New loans/drawdown on short-term facilities	(13,653)
Loan repayments	(7,980)
Net cash outflow from financing	(21,633)
Net cash outflow from management of liquid resources and financing	(21,380)
Increase in cash in the period	81,148

Reconciliation of operating profit to net cash flow from operating activities

	39 weeks ended 27 January 2001 £000
Group operating profit	66,430
Depreciation charge	31,655
Net provisions movement	(3,714)
(Increase) decrease in working capital:	
Stock	(17,611)
Debtors	9,927
Creditors	96,445
Net cash inflow from operating activities	183,132

Yours faithfully

Ernst & Young LLP

[TEXT INTENTIONALLY OMITTED]

Part 6 – Profit Forecast

FORECAST OF THE GROUP'S TURNOVER, OPERATING PROFIT BEFORE EXCEPTIONALS AND EBITDA BEFORE EXCEPTIONALS FOR THE 52 WEEKS ENDING 27 APRIL 2002

The Directors forecast that for the 52 weeks ending 27 April 2002 the Group's turnover will be approximately £1,650 million, operating profit (before exceptionals) will be not less than £105 million and EBITDA (before exceptionals) will be not less than £145 million.

Basis of preparation and key assumption

The forecast, which has been prepared under the historical cost convention, includes the following:

(i) the results for the Group for the 39 weeks ended 26 January 2002, based on audited accounts;

(ii) actual turnover for the nine weeks ended 30 March 2002, based on management accounts;

(iii) actual turnover for the two weeks ended 13 April 2002, based on weekly sales reports;

(iv) forecast turnover for the two weeks ending 27 April 2002; and

(v) forecast operating profit (before exceptionals) and EBITDA (before exceptionals) for the 13 weeks ending 27 April 2002.

A forecast of operating profit has been provided rather than for profit before tax because the Company's capital structure after Admission will be significantly different from that during the year ending 27 April 2002.

This forecast has been prepared under UK GAAP using the accounting policies of the Group described in the financial information set out in Part 4 of this document and on the assumption that there will be no unforeseen circumstances. The forecast for operating profit (before exceptionals) and EBITDA (before exceptionals) has been prepared before taking into account (i) the estimated underwriting commissions and other fees and expenses of the Global Offer payable by the Company and (ii) the non-operating exceptional gain on disposal of one of the Group's investments (£1.0 million). No other assumptions have been made in respect of this forecast.

ERNST & YOUNG

Ernst & Young LLP
Becket House
1 Lambeth Palace Road
London SE1 7EU

The Directors
HMV Group plc
Shelley House
2-4 York Road
Maidenhead
Berkshire SL6 1SR

UBS Warburg Ltd.
1 Finsbury Avenue
London EC2M 2PP

Salomon Brothers International Limited
33 Canada Square
Canary Wharf
London E14 5LB

24 April 2002

Dear Sirs

We have reviewed the accounting policies and calculations for the forecast of turnover, operating profit (before exceptionals) and EBITDA (before exceptionals) for HMV Group plc and its subsidiaries ("the Group") for the 52 weeks ending 27 April 2002 set out on in Part 6 of the prospectus dated 24 April 2002.

The forecast, which has been prepared under the historical cost convention, includes the following:

(i) The results for the Group for the 39 weeks ended 26 January 2002, based on audited accounts;

(ii) Actual turnover for the nine weeks ended 30 March 2002, based on management accounts;

(iii) Actual turnover for the two weeks ended 13 April 2002, based on weekly sales reports;

(iv) Forecast turnover for the two weeks ending 27 April 2002;

(v) Forecast operating profit (before exceptionals) and EBITDA (before exceptionals) for the 13 weeks ending 27 April 2002.

RESPONSIBILITY

The forecast and the prospectus in which it is included are the responsibility of the Directors of HMV Group plc.

It is our responsibility to form an opinion on the forecast and to report our opinion to you.

BASIS OF OPINION

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with reasonable assurance that the profit forecast, so far as the accounting policies and calculations are concerned, has been properly compiled on the basis stated.

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

OPINION

In our opinion the forecast of turnover, operating profit (before exceptionals) and EBITDA (before exceptionals), so far as the accounting policies and calculations are concerned, has been properly compiled on the basis stated by the directors of HMV Group plc and has been prepared on a basis consistent with the accounting policies normally adopted by HMV Group plc.

Yours faithfully

Ernst & Young LLP

UBS Warburg

SCHRODER SALOMON SMITH BARNEY
A member of citigroup

1 Finsbury Avenue
London EC2M 2PP

Citigroup Centre
33 Canada Square
Canary Wharf
London E14 5LB

The Directors
HMV Group plc
Shelley House
2-4 York Road
Maidenhead
Berks SL6 1SR

24 April 2002

Dear Sirs

HMV GROUP PLC (THE "COMPANY")

We refer to the Directors' forecast of turnover, operating profit (before exceptionals) and EBITDA (before exceptionals) for the Company and its subsidiaries for the 52 weeks ending 27 April 2002 (the "Forecast"), set out in Part 6 of this document.

We have discussed the Forecast, together with the bases upon which it has been made, with you and Ernst & Young LLP. We have also considered the letter dated 24 April 2002 addressed to you and us from Ernst & Young LLP regarding the accounting policies and calculations underlying the Forecast.

On the basis of these discussions, and having regard to that letter, we consider that the Forecast, for which the Directors of the Company are solely responsible, has been made after due and careful enquiry.

Yours faithfully

UBS Warburg Ltd.

Salomon Brothers International Limited

UBS Warburg Ltd. is a subsidiary of UBS AG
UBS Warburg is a business group of UBS AG
UBS Warburg Ltd. is incorporated as a limited liability company in England & Wales
Registered Address: 1 Finsbury Avenue, London EC2M 2PP Company Number: 2035362

Salomon Brothers International Limited
Registered Office: Victoria Plaza, 111 Buckingham Palace Road, London SW1W 0SB
Registered in England, Registered Number: 1763297

Part 7 – Summary of Significant Differences Between UK GAAP and US GAAP

The financial information of the Group is prepared under the historical cost convention in accordance with UK GAAP, which differ in certain significant respects from US GAAP. The Directors believe that those differences which could have a significant effect on profit after taxation and shareholders' funds as shown under UK GAAP are summarised below. See "US GAAP Reconciliation" in Part 3.

In making an investment decision, investors must rely upon their own examination of the Group, the terms of the Global Offer and the financial information. Potential investors should consult their own professional advisers for an understanding of the differences between UK GAAP and US GAAP, and how those differences might affect the financial information herein.

GOODWILL

Under UK GAAP, the difference between the fair value of net assets acquired and the fair value of the consideration paid for acquisitions was written off against reserves prior to the implementation of FRS 10 "Goodwill and Intangible Assets". FRS 10 requires goodwill arising on acquisitions to be capitalised and amortised over its estimated useful life to a maximum of 20 years. Under US GAAP, goodwill arising on consolidation is capitalised and amortised over its estimated useful life, to a maximum of 40 years.

Under US GAAP, the carrying value of goodwill is periodically compared with future potential cash flows over the remaining amortisation period. Any goodwill amount not expected to be recoverable as a result of such review is written off. Goodwill arising under US GAAP differs from the goodwill arising under UK GAAP because the fair values ascribed to the net assets acquired under US GAAP differ from the fair values ascribed under UK GAAP.

In June 2001, the US Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141 "Business Combinations" and No. 142 "Goodwill and Other Intangible Assets", effective for fiscal years beginning after 15 December 2001. Under the new rules, goodwill will no longer be amortised but will be subject to impairment reviews annually or on a more frequent basis in certain circumstances.

RENT FREE PERIODS IN RESPECT OF STORE LEASES

Under US GAAP, the total rent payable under a store lease until the date of the first rent review would be spread over the lease term to the first rent review. Prior to 1 April 1995 UK GAAP required rental payments to be charged to the profit and loss account as payable. Since that date, rental payments should be charged to the profit and loss account on a straight-line basis over the initial lease term, which accords with US GAAP.

COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE

Under UK GAAP, costs incurred with software development can be either written off as incurred or capitalised and amortised (provided certain conditions are met). Under US GAAP, the requirement is to capitalise all related external costs plus the time and expenses of employees directly involved in software development projects.

PROVISIONS FOR DILAPIDATIONS

Under UK GAAP, provision can be made for dilapidations relating to leased properties. Under US GAAP, such provisions are not permitted.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Under UK GAAP, the Group uses hedge accounting to account for its forward foreign currency contracts to reduce exposure to foreign currency risk. The Group's US dollar denominated debt has been swapped into sterling and is stated in the balance sheet at the rate of exchange inherent in the swap.

Under US GAAP, all derivatives must be recognised as either assets or liabilities on the balance sheet at their fair value. US GAAP (Financial Accounting Standard No. 133) also has specific requirements that need to be met to qualify for hedge accounting treatment and prescribes the accounting to be followed for changes in fair values of derivatives depending on their intended use. As this is a new Standard which would be effective for the Group from 29 April 2001 it also prescribes the transitional rules to be followed upon adoption.

DEFERRED FINANCING FEES

Under UK GAAP, deferred financing fees are deducted from the related borrowings. Under US GAAP, such fees are included in current and non-current assets.

PENSIONS

Multi-employer plans

For multi-employer plans, there is no difference between UK GAAP and US GAAP, with contributions made in each year recognised as the pension cost in that year.

Defined contribution schemes

For defined contribution schemes, there is no difference in accounting between UK GAAP and US GAAP.

Defined benefit schemes

Under UK GAAP, provision is made for the cost of retirement benefits based upon consistent percentages of employees' pensionable pay as recommended by qualified actuaries. Under US GAAP, the projected benefit obligation, computed against using the projected unit method and current discount rates, would be matched against the fair value of the plan's assets and would be adjusted to reflect any unrecognised obligations or assets in determining the pension cost for the period.

TAXATION

UK GAAP requires deferred tax to be recognised, using the tax rate expected to apply in the periods in which these deferrals are expected to reverse in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more, or a right to pay less, tax in the future have occurred at the balance sheet date. Deferred tax assets are recognised only to the extent that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Under US GAAP, deferred taxes should be provided for the tax effect of all temporary differences between the tax and book bases of assets and liabilities. All deferred tax assets should be recognised and then reduced by a valuation allowance to the amount that is considered more likely than not to be realised. The probability of future taxable income as well as tax planning strategies should be considered in determining the realisability of deferred tax assets. Accordingly this could give rise to a different treatment of deferred tax assets under US and UK GAAP. The tax rate expected to apply at the time of realisation/settlement is used to calculate the deferred tax assets and liabilities.

STOCK-BASED COMPENSATION

Under UK GAAP, no compensation expense arises under a share option scheme if the exercise price of the options outstanding under the scheme was equal to the fair value of the shares at the grant date.

Under US GAAP, the accounting for stock-based compensation plans with respect to options issued to employees can follow either the intrinsic value provisions of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees", or the fair value provisions of SFAS 123, "Accounting for Stock-Based Compensation". As defined in APB 25, compensation expense, based on the difference between the option price and the period-end share price, would be charged over the vesting period.

EXCEPTIONAL ITEMS

Under UK GAAP, exceptional items are those material items which derive from events or transactions within the ordinary activities of the entity, which by virtue of their size or incidence need to be disclosed separately on the face of the profit and loss account after operating profit and before interest. Exceptional items may arise from the sale or termination of any operation, the disposal of fixed assets or the costs of a fundamental reorganisation. Under US GAAP, events and transactions that are distinguishable by their unusual nature and by the infrequency of their occurrence are regarded as extraordinary items. If they do not meet these criteria, exceptional costs as classified under UK GAAP would be included within operating profit under US GAAP.

DIVIDENDS

Under UK GAAP, dividends are charged for redeemable preference shares and included in non-equity shareholders' funds. Under US GAAP these dividends would only be charged in the period in which they are declared.

Part 8 – Additional information

1. INCORPORATION

HMV Group plc was incorporated under the Companies Act as a public limited company in England and Wales on 31 July 1997 under the name Doublecapital Public Limited Company. The Company was issued a certificate of incorporation on change of its name to "HMV Media Group plc" on 6 March 1998, and a further certificate of incorporation on change of its name to "HMV Group plc" on 10 April 2002.

On 20 February 1998 the Registrar of Companies issued a certificate under Section 117 Companies Act enabling the Company to commence business.

2. REGISTERED OFFICE AND HEAD OFFICE

The Company's registered office is located at Shelley House, 2–4 York Road, Maidenhead, Berkshire SL6 1SR, England.

3. SHARE AND LOAN CAPITAL

3.1 (a) On incorporation, the authorised share capital of the Company was £100,000 divided into 100,000 ordinary shares of £1 each of which two were issued to the subscribers to the Memorandum of Association.

(b) On 19 February 1998, 49,998 of the authorised but unissued ordinary shares of £1 each were re-classified as redeemable preference shares of £1 each and issued for an aggregate consideration of £49,998 of which £12,499.50 was paid up in cash.

(c) On 27 March 1998, the authorised share capital was increased from £100,000 to £1,766,666.67 by the creation of:

(i) 165,555,556 redeemable preference shares of £0.01 each;

(ii) 1,000,000 convertible "A" preferred ordinary shares of £0.01 each;

(iii) 1,000,000 convertible "B" preferred ordinary shares of £0.01 each; and

(iv) 4,110,911 Ordinary Shares.

The 50,002 issued and unissued ordinary shares of £1 each were sub-divided into Ordinary Shares. The 49,998 redeemable preference shares of £1 each were redeemed.

Also on 27 March 1998, 8,444,244 Ordinary Shares, 165,555,556 redeemable preference shares of £0.01 each, 1,000,000 convertible "A" preferred ordinary shares of £0.01 each and 1,000,000 convertible "B" preferred ordinary shares of £0.01 each were issued for an aggregate consideration of £175,999,800.

(d) On 21 May 1998, the issued redeemable preference shares of £0.01 each were re-classified as junior redeemable preference shares of £0.01 each and the authorised share capital of the Company was increased by £26,552.46 and $162,600 to £1,793,219.13 and $162,600 by the creation of 847,146 Ordinary Shares, 81,300 12.875% senior cumulative redeemable "A" preference shares of $1 each, 81,300 12.875% senior cumulative redeemable "B" preference shares of $1 each and 29,400 12.875% senior cumulative redeemable "C" preference shares of £0.615 each.

Also on 21 May 1998, two tranches of stock were issued, consisting of a total of 813 "units". Each of the "units" consisted of 100 12.875% senior cumulative redeemable "A" preference shares of $1 each and 1,042 Ordinary Shares for an aggregate consideration of $81,286,225.41 and £8,471.46.

(e) On 24 July 1998, the authorised share capital was increased by £31,739.60 to £1,824,958.73 and $162,600 by the creation of 2,861,370 junior redeemable preference shares of £0.01 each, and 312,590 Ordinary Shares.

Also on 24 July 1998, 2,861,370 junior redeemable preference shares of £0.01 each and 138,630 Ordinary Shares were issued to certain shareholders of Daisy & Tom Limited as part consideration for the acquisition by the Company of 49% of the issued share capital of Daisy & Tom Limited (now known as Chelsea Stores Limited).

(f) On 14 March 2002, the Company passed a special resolution pursuant to Section 135 Companies Act to reduce the amount standing to the credit of its share premium account by £220,000,000, the prior written consent of each of the holders of the convertible "A" preferred ordinary shares of £0.01 each, the convertible "B" preferred ordinary shares of £0.01 each and the junior redeemable preference shares of £0.01 each having been obtained in accordance with the existing articles of association of the Company. On 10 April 2002, the reduction of the amount standing to the credit of the share premium account of the Company by £220,000,000 was confirmed by the High Court, the order of the court being registered with the Registrar of Companies in England and Wales on 11 April 2002.

3.2 An extraordinary general meeting of the Company has been convened for 8 May 2002 at which special resolutions will be considered by the shareholders of the Company:

(a) to amend the existing articles of association of the Company to introduce provisions pursuant to which holders of senior preference shares will have the right to convert such shares upon Admission into Ordinary Shares and a non-voting dollar deferred share. The number of Ordinary Shares arising from conversion will be such number which, at the Offer Price, have an aggregate value equal to the amount the holder would have been entitled to receive had the senior preference shares so converted been redeemed on the date of Admission. The non-voting dollar deferred share will be capable of being redeemed for a total price not exceeding $1 at any time when there are no senior preference shares or junior preference shares in issue;

(b) to amend the existing articles of association of the Company to introduce provisions pursuant to which all junior preference shares will convert upon Admission into Ordinary Shares and a non-voting sterling deferred share. The number of Ordinary Shares arising from conversion will be such number which, at the Offer Price, have an aggregate value equal to the amount the holders would have been entitled to receive had all the junior preference shares been redeemed on the date of Admission. The non-voting sterling deferred share will be capable of being redeemed for a total price not exceeding £0.01 at any time when there are no senior preference shares or junior preference shares in issue;

(c) conditionally upon Admission taking place:

(i) to increase the authorised share capital of the Company to £5,430,000 and $162,600 by the creation of 360,504,127 new Ordinary Shares;

(ii) to authorise generally and unconditionally the Directors for the purposes of Section 80 Companies Act to exercise all powers of the Company to allot relevant securities (as defined in that section) up to a maximum nominal amount of £3,631,528.54, that authority expiring on 31 October 2003 or (if earlier) at the conclusion of the annual general meeting of the Company to be held in 2003;

(iii) to empower the Directors pursuant to Section 95(1) Companies Act and to the authority referred to in sub-paragraph (ii) above to allot and to make offers or agreements to allot equity securities (as defined in Section 94(2) Companies Act) for cash as if Section 89(1) Companies Act did not apply to the allotment, that power expiring on 31 October 2003 or (if earlier) at the conclusion of the annual general meeting of the Company to be held in 2003 and being limited to:

(1) the allotment of equity securities for cash up to a maximum nominal amount of £2,270,000 in connection with the Global Offer;

(2) the allotment of equity securities in connection with a rights issue to holders of Ordinary Shares subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the

laws of, or the requirements of, any regulatory authority or any stock or investment exchange in, any territory; and

(3) the allotment (otherwise than pursuant to the Global Offer and to sub-paragraph (2) above) of equity securities for cash up to an aggregate maximum nominal amount of £203,500;

(iv) conditionally upon the Company's share premium account being credited with the net proceeds of the Global Offer receivable by the Company, to capitalise a sum not exceeding £3,000,000 being part of the sum standing to the credit of the Company's share premium account and to authorise the Directors to appropriate such amount as the Directors may determine to the holders of Ordinary Shares and preferred ordinary shares on the register of members on the second day before Admission, and to apply such amount in paying up in full new Ordinary Shares to be allotted to such holders (the "Bonus Issue"). The basis upon which the Directors intend to allot such new Ordinary Shares pursuant to the Bonus Issue is set out in paragraph 3.4 below;

(v) to approve the HMV Group plc US Executive Share Option Scheme; and

(vi) to adopt new Articles of Association in substitution for and to the exclusion of the existing articles of association of the Company; and

(d) to amend the new Articles of Association to delete article 32 thereof and to make certain consequential amendments to the new Articles of Association.

Irrevocable undertakings to vote in favour of the resolutions referred to above have been received from members holding 66.5% of the voting rights exercisable at the extraordinary general meeting.

3.3 The resolutions referred to in paragraph 3.2 above involve variations in the rights attaching to the various classes of shares in the Company. Such variations may be sanctioned with the consent in writing of the holders of more than three-quarters or, in the case of the senior preference shares, 76% of the issued shares of the class or the sanction of an extraordinary resolution (that is a resolution passed by a majority of not less than three-fourths of such members of the class as vote in person or by proxy) passed at a separate class meeting. Minority holders of shares in a class who do not consent to or who do not vote in favour of an extraordinary resolution to sanction a variation in class rights have statutory and common law rights to object to the variation, including the right on the part of holders of not less than 15% in aggregate of the issued shares of the class (provided they have not voted in favour of the resolution) to make application to the High Court in London within 21 days after the consent has been given to have a variation cancelled, in which case the variation has no effect unless and until it is confirmed by the High Court.

3.4 The Directors intend to effect the Bonus Issue referred to in paragraph 3.2(c)(iv) above as set out in the table below. The Bonus Issue will be allotted among holders of Ordinary Shares and preferred ordinary shares in proportion to the number of Ordinary Shares or preferred ordinary shares held by them on the second day before Admission.

[TEXT INTENTIONALLY OMITTED]

The number of Ordinary Shares in issue following the Bonus Issue, the Global Offer and the conversion of junior preference shares (which will occur on Admission) and assuming full exercise of all outstanding options, will remain constant at 407,000,000, before conversion of any senior preference shares into Ordinary Shares.

The shares comprised in the Global Offer include the current expectation of the number of existing Ordinary Shares to be sold by the Selling Shareholders in the Global Offer (73,170,732 Ordinary Shares) on the basis that the Offer Price is set at the mid-point of the Offer Price Range. The actual number of existing Ordinary Shares to be sold may vary significantly (up or down) from the amount set out in the table above.

3.5 Assuming that each of the special resolutions referred to in paragraph 3.2 above are passed, immediately following Admission, the authorised share capital of the Company will be £5,430,000 and $162,600 divided into:

(a) 81,300 12.875% senior cumulative redeemable "A" preference shares of $1 each and 81,300 12.875% senior cumulative redeemable "B" preference shares of $1 each, less such number of the same as have been the subject of an effective conversion notice given in accordance with the Articles of Association;

(b) 29,400 12.875% senior cumulative redeemable "C" preference shares of £0.615 each;

(c) Ordinary Shares comprising the aggregate of 372,774,974 Ordinary Shares and the number of Ordinary Shares resulting from the conversion of the junior preference shares of £0.01 each in accordance with the new Articles of Association;

(d) a dollar deferred share with the nominal value arrived at in accordance with the Articles of Association; and

(e) a sterling deferred share with the nominal value arrived at in accordance with the Articles of Association.

3.6 The Directors intend to redeem within 60 days following Admission any remaining senior preference shares not converted upon Admission into Ordinary Shares, in accordance with the Articles of Association.

3.7 (a) At the date of this document, options have been granted to certain employees and executive Directors under the 1998 ESOS to subscribe for an aggregate of 910,601 Ordinary Shares at a price of £1 per share, although the options may at the election of the Company be satisfied by a transfer of Ordinary Shares. This number and the exercise price will be adjusted to reflect the Bonus Issue. For more information on the Bonus Issue see paragraph 3.3 above. On the basis that the Offer Price is the mid-point of the Offer Price Range, such an adjustment will result in options over 6,456,777 Ordinary Shares at an exercise price of 14 pence per share. No consideration was given for the grant of the options.

The options are exercisable as follows:

Number of shares[1]	First exercise date
256,872	Currently exercisable
89,942	30 April 2002
183,606	Date of Admission
12,968	30 April 2003
183,606	First anniversary of date of Admission
183,607	Second anniversary of date of Admission

(1) Before adjustment to reflect the Bonus Issue.

(b) It is intended to grant options to employees and executive Directors under the 2002 ESOS over Ordinary Shares shortly after the Global Offer. The total market value of Ordinary Shares to be put under option pursuant to this grant is not expected to exceed £30 million. The market value of an Ordinary Share for this purpose will be the average closing price of the Ordinary Shares for the five days immediately preceding the date of grant. This market value will also be used to determine the exercise price per Ordinary Share of the options. No consideration will be given for the grant of the options.

3.8 Save as disclosed in this paragraph 3 and paragraphs 9 and 10 below:

(a) no share or loan capital of the Company or the Subsidiaries has been issued for cash or otherwise during the three years preceding the issue of this document or is proposed to be issued fully or partly paid either in cash or for a consideration other than cash;

(b) no commissions, discounts, brokerages or other special terms have been granted by the Company or the Subsidiaries during the three years preceding the issue of this document in connection with the issue or sale of any such capital; and

(c) no such capital is under option or agreed conditionally or unconditionally to be put under option.

4. EMPLOYEE SHARE INCENTIVE SCHEMES

4.1 Background

The remuneration committee, together with the Board, is committed to enabling all employees to participate in employees' share schemes. Set out below are summaries of the arrangements that have been operated by the Company to date and of the new schemes that will be operated following Admission. A summary of general provisions that apply to all schemes following Admission, including the limits on the number of shares which may be used, is set out below at paragraph 4.9.

4.2 Pre-Admission schemes

The 1998 ESOS was adopted on 22 January 1999 for the executive Directors and key executives. This was focused on incentivising executive directors and key executives in the development of the business up to Admission. The 1998 ESOS has been terminated conditionally upon Admission and no further options will be granted under it.

Further details of the 1998 ESOS are set out below in paragraph 4.4.

In 2001, the remuneration committee reviewed the operation of the Company's executive incentives in conjunction with a firm of independent executive compensation consultants. Following this review the remuneration committee determined that some changes needed to be made to retain and incentivise executives. Consequently a new incentive plan, the HIPS was adopted on 24 April 2001. The HIPS combined the existing annual cash bonus arrangements and the 1998 ESOS together with a new deferred bonus arrangement.

The HIPS contains three parts: an annual bonus in cash, a deferred bonus in the form of Ordinary Shares or cash, and a share option. The share options to date have been granted under the 1998 ESOS.

It is intended that the HIPS will also be operated after Admission. Further details of the HIPS are set out below at paragraph 4.5.

A general employee benefit trust was established in 1998, called the HMV Media Group Employee Trust. The trust continues to facilitate the operation of employees' share schemes by allowing the acquisition of Ordinary Shares and junior preference shares either in the market or by subscription and to provide such Ordinary Shares and junior preference shares to employees or ex-employees pursuant to any of the Company's share scheme arrangements. It is intended that the trust will be wound up following Admission and any surplus assets will be transferred to the GEBT.

4.3 Post-Admission schemes

In anticipation of Admission, the remuneration committee reviewed the employee incentive arrangements and determined to adopt prior to Admission a new executive share option scheme and an employee share scheme for employees generally, for use by the Company following Admission.

(a) 2002 ESOS

The new executive share option scheme is the 2002 ESOS.

In exercising its discretion to allow grants under the 2002 ESOS the remuneration committee will take account of the remuneration levels of the participants, the performance of the Company and/or individual operating companies and relevant market practice at each date of grant. A similar scheme, the HMV Group plc US Executive Share Option Scheme, has been adopted to facilitate the grant of options in the US on similar terms. A summary of the 2002 ESOS is set out below at paragraph 4.6.

(b) SIP

The general employee share scheme is the SIP, which is intended by the Company to align the interests of the employees generally more closely with the interests of the shareholders.

Under the SIP, employees may acquire Ordinary Shares in three ways. Firstly, the Company can use the SIP as part of its broad incentive arrangements by awarding free shares, which may be subject to Company performance or such other performance measures as the Board may determine from time to time. Secondly, the Company may invite employees to purchase Ordinary Shares using pre-tax income. Thirdly, the Company may, if it wishes, agree to match the Ordinary Shares purchased with additional shares. The maximum match is two matching shares for every one Ordinary Share the employee has purchased. A summary of the SIP is set out below at paragraph 4.7.

(c) GEBT

In order to support the Company's share scheme arrangements, the Company intends to establish a general employee benefit trust, the GEBT, prior to Admission. The purpose of the GEBT is to facilitate the operation of the share schemes by allowing the acquisition of Ordinary Shares either in the market or by subscription and to provide such Ordinary Shares to employees or ex-employees pursuant to any of the Company's share scheme arrangements. A summary of the GEBT is set out below at paragraph 4.8.

4.4 The HMV Media Group plc Senior Executive Share Option Scheme

(a) Operation

The 1998 ESOS is administered by the remuneration committee. The 1998 ESOS has been terminated by the Board conditionally upon Admission and no further options will be granted under it. Outstanding options remain exercisable.

(b) Eligible employees

Options were granted to senior executives of the Group.

(c) Outstanding Options

Options have been granted under the 1998 ESOS over a total of 910,601 Ordinary Shares All outstanding options have been granted at an exercise price of £1 per Ordinary Share.

The options will be adjusted prior to Admission to take into account the Bonus Issue. For further details of the Bonus Issue see paragraph 3.3 above. On the basis that the Offer Price is set at the mid-point of the Offer Price Range, this adjustment will result in options over 6,456,777 Ordinary Shares at an exercise price of 14 pence per Ordinary Share.

(d) Exercise of options

The dates on which outstanding options become exercisable are set out in paragraph 3.7 above. There are no unsatisfied performance targets in respect of these options. Unexercised options lapse on the tenth anniversary of the date of grant.

If a participant leaves employment before an option becomes exercisable, such options lapse unless the remuneration committee otherwise determines.

(e) Satisfaction of options

Options exercised may be satisfied by the issue of new shares or by the transfer of existing shares, for example, from the GEBT. Additionally, options may, at the discretion of the remuneration committee, be satisfied in the form of a stock appreciation right, so that the Company shall only issue or cause to be transferred to the participant shares to the value of the gain made at the time of exercise or pay cash to the value of the gain.

(f) Exercise in exceptional circumstances

In the event of a take-over, reconstruction, amalgamation or winding-up of the Company, all options immediately become exercisable for a limited period or, subject to the agreement of the acquiring company and the participant, may be exchanged for options over shares of the acquiring company.

In the event of any of the businesses of the Group being de-merged, options may be exercisable at the discretion of the remuneration committee.

4.5 The HMV Group plc Incentive Plan for Senior Executives

(a) Operation

The HIPS will be operated by the remuneration committee.

(b) Eligible employees

The remuneration committee may select any employee of a company in the Group (including an executive Director), or trustees acting on behalf of such a person, for the grant of awards under the HIPS.

(c) Type of awards

The HIPS provides three incentive opportunities each year: an annual bonus payment, a deferred bonus payment and a grant of share options. The three parts are independent of each other.

The remuneration committee may award an annual cash bonus, payable upon reaching operating company targets. These are payable in respect of each financial year on achieving pre-determined performance targets.

The remuneration committee may award a deferred bonus. The amount deferred is normally equal to the amount of cash bonus payable. The deferred bonus is normally only released to the employee if performance targets have been achieved and if the employee is still in employment three years from the award date. The remuneration committee will determine at the date an award is made whether the deferred bonus will be paid in Ordinary Shares (valued at the date of the award) or cash. All deferred bonus awards made before Admission are payable in cash.

The HIPS also provides that share options may be granted under one of the Company's option schemes. To date, one general grant has been made in accordance with the HIPS in 2001 under the existing 1998 ESOS. In the future, options will be granted under the 2002 ESOS. The terms of such options are outlined in the respective summaries of the 1998 ESOS and 2002 ESOS.

Awards may be granted subject to such terms and conditions as the remuneration committee determines.

(d) Vesting of awards

Vesting shall be subject to achievement of pre-determined performance criteria and the participant's continued employment with the Group and each type of award will normally vest as follows:

(i) annual cash bonuses will be awarded and vest following the end of the relevant financial year; and

(ii) deferred bonuses will be awarded when annual cash bonuses are awarded and will normally vest, subject to performance, following the third anniversary of the end of the relevant financial year in respect of which the cash bonus was payable.

Deferred bonuses awarded in respect of the financial year ending 2001 are payable in the form of cash and will vest, subject to performance, in tranches following the first, second and third anniversaries of the end of that financial year.

(e) Performance requirements in respect of awards

The vesting of awards will be dependent upon the extent to which such performance requirements, as determined by the remuneration committee at the award date, are achieved.

Annual bonuses and deferred cash or share awards will be made subject to the achievement of such targets relating to EBITDA after notional interest and/or other targets as may be appropriate on a Group or individual business basis.

The remuneration committee retains the ability to alter the performance requirements where it believes they are no longer appropriate or practical to achieve, provided that any replacement performance requirements are, in the opinion of the remuneration committee, of a comparatively challenging nature.

(f) Limits

In any year, an eligible employee may be granted an annual cash bonus of up to 75% of base salary (although, in practice, for employees other than executive Directors this is not expected to exceed 50% of base salary). The maximum value of deferred bonuses (whether in cash or Ordinary Shares) will be the value of the annual bonus paid.

(g) Vesting in exceptional circumstances

If a participant leaves employment before an award becomes vested, the award shall normally lapse unless the remuneration committee otherwise determines.

In the event of a take-over, reconstruction, amalgamation or winding up of the Company, all awards shall immediately vest (and any performance targets fall away) or, subject to the agreement of the acquiring company and the participant, may be exchanged for an equivalent award granted by the acquiring company.

In the event of a merger of the Company with another company, or the demerger of any of the businesses of the Group, awards may vest or be adjusted at the discretion of the remuneration committee.

(h) Duration of the HIPS

The Company may not grant share awards under HIPS more than ten years after its adoption date. The HIPS was adopted by the remuneration committee on 24 April 2001.

4.6 The HMV Group plc 2002 Executive Share Option Scheme

(a) Operation

The 2002 ESOS has both an unapproved part and an Inland Revenue approved part. The remuneration committee will administer the 2002 ESOS.

(b) Eligible employees

The remuneration committee will select those executive Directors or employees (including, for the unapproved part, trustees acting on behalf of such executive Directors or employees) who are to participate in the 2002 ESOS from those executive Directors or employees who are required to devote substantially the whole of their working time to the business of the Group and who are not within one year of normal retirement age.

(c) Exercise price

The exercise price payable on the exercise of an option will be not less than the average of the middle market quotations of an Ordinary Share as derived from the Daily Official List or its successor over a period of not more than five dealing days immediately preceding the date of grant, or if greater, the nominal value of a share.

(d) Exercise of options

Options will normally become exercisable following the third anniversary of the date of grant subject to the achievement of any predetermined performance requirement imposed upon grant of the option. Unexercised options will lapse on the tenth anniversary of the date of grant.

If a participant leaves employment before an option becomes exercisable, such options will normally lapse unless the remuneration committee otherwise determines. However, options granted under the approved part of the 2002 ESOS may be exercised for a period following death, injury, disability, redundancy or retirement (subject to performance requirements save in the case of death).

(e) Satisfaction of options

Exercised options may be satisfied by the issue of new Ordinary Shares or by the transfer of existing Ordinary Shares, for example, from the GEBT. Additionally, options granted under the unapproved part may, at the discretion of the remuneration committee, be satisfied in the form of a stock appreciation right, so that the Company will only issue or cause to be transferred to the participant Ordinary Shares to the value of the gain made at the time of exercise or pay cash to the value of the gain.

(f) Performance requirements in respect of options

The exercise of options will be dependent upon the extent to which performance requirements, as determined by the remuneration committee at the date of grant, are achieved.

For the initial grant, options shall become exercisable after three years based on the achievement of earnings per share ("EPS") targets. 40% of an option shall be exercisable if the Company's EPS exceeds the growth in the Retail Prices Index by at least 3% per annum. 100% of an option will be exercisable if the Company's EPS exceeds the growth in the Retail Prices Index by at least 7% per annum. Vesting will occur on a straight line basis between these two points.

The remuneration committee retains the ability to alter the performance requirements where it believes they are no longer appropriate or practical to achieve, provided that any replacement performance requirements are, in the opinion of the remuneration committee, of a comparatively challenging nature. In addition the remuneration committee retains the right to retest the EPS performance after four years rather than three.

(g) Limits

In any year, the remuneration committee will have the discretion to set the individual value of the option grants for eligible employees, subject to the limit that the aggregate exercise price shall not exceed three times base salary. However, in exceptional circumstances the remuneration committee may in its discretion exceed this limit. It is intended for the initial grant following Admission that options over Ordinary Shares up to a value of four times base salary will be granted to the executive Directors but thereafter the maximum annual level of grant will normally be three times base salary.

UK tax-favoured Inland Revenue approved options having an aggregate exercise price of up to the Inland Revenue limit of £30,000 may be granted to participants under the approved part of the 2002 ESOS.

(h) Exercise in exceptional circumstances

In the event of a take-over, reconstruction, amalgamation or winding-up of the Company, all options will immediately become exercisable (subject to achievement or waiver of performance targets at the discretion of the remuneration committee, taking into account performance to the date of the event) for a limited period, or, subject to the agreement of the acquiring company and the participant, may be exchanged for options over shares of the acquiring company.

In the event of any of the businesses of the Group being merged or de-merged, options will be exercisable at the discretion of the remuneration committee.

(i) Duration of the 2002 ESOS

The Company may not grant options under the 2002 ESOS more than ten years after its adoption. The 2002 ESOS was adopted by the Board on 10 April 2002.

4.7 The HMV Group plc Share Incentive Plan

(a) Structure

The SIP will have both an unapproved part and an Inland Revenue approved part. The unapproved part may be used where share awards do not comply with the strict requirements of UK legislation or where awards are to be made to overseas employees.

(b) Eligible employees

All employees of the Group who shall be determined by the Board as being eligible employees, including, for the unapproved part, trustees acting on behalf of such employees will be eligible for awards under the SIP.

For the initial plan year, employees shall become eligible to participate in the SIP and to receive free Ordinary Shares if they have been employed by the Company for the three month period prior to the date of the award. In the case of partnership and matching shares they shall be eligible to participate if they have been employed for the three month period prior to the first salary deduction.

(c) Grant of awards

From time to time, the Board may invite applications from eligible employees in accordance with the rules of the SIP. The Company may not grant awards more than ten years after its adoption. The SIP may be operated in a number of ways.

Firstly, the Board may, in its discretion, and in accordance with the rules of the SIP, award a number of Ordinary Shares to certain employees being an outright award of Ordinary Shares ("Free Shares"), on such basis as may be determined by the Board.

Secondly, employees may agree to purchase Ordinary Shares on such terms as the Board may determine from time to time ("Partnership Shares"). Partnership Shares may be acquired monthly, or monthly contributions may be accumulated for a period determined by the Board, which may be no more than one year. If contributions are accumulated, the number of Ordinary Shares awarded to each employee will be determined by taking the lower of the market value of the Ordinary Shares at the beginning of the accumulation period and the market value of the Ordinary Shares on the date the Ordinary Shares are acquired by the employees. Thirdly, if an employee agrees to buy a certain number of Partnership Shares, a corresponding and proportionate award of Ordinary Shares ("Matching Shares") may be awarded, on such basis as is determined by the Board.

All Ordinary Shares acquired in accordance with the SIP shall be held in a trust or other appropriate vehicle for the holding of Ordinary Shares under the SIP and may be subject to a retention period to be determined by the Board.

Directors of the Company may be appointed as trustees of any trust established to facilitate the SIP.

Any Ordinary Shares purchased by employees and any awards made by the Company may be subject to such additional requirements as the Board shall determine and/or as may be necessary to comply with local regulations or tax legislation. This shall include the purchase or award of Ordinary Shares by or to participants in accordance with the relevant UK legislation applicable to approved plans, or such other overseas legislation as shall apply from time to time.

(d) Individual limits

The number of Free Shares over which awards may be granted to an eligible employee under the SIP in any year shall be determined from time to time by the Board and may be dependent upon performance. The performance may be based on either Group, Subsidiary, divisional or other appropriate business unit or personal measures.

The aggregate market value per employee of Free Shares shall not exceed the statutory maximum (currently £3,000 per annum). The method of distributing Free Shares may vary between participants as the Board may determine from time to time. It is currently intended that, following Admission, Free Shares to the value of approximately £200 per eligible employee will be awarded to eligible employees as a one-off award.

The Board will determine from time to time the number of Partnership Shares that an eligible employee may acquire from his or her salary under the SIP in any year. The aggregate market value of those Partnership Shares shall not exceed the statutory maximum for Inland Revenue approved employee share ownership plans, (currently the lesser of £1,500 per annum or 10% of salary). Under the approved part of the SIP, Partnership Shares will be acquired from pre-tax salary. It is currently intended that an award of Partnership Shares shall be offered to all eligible employees in 2002.

The number of Matching Shares that the Company may award if an eligible employee has acquired Partnership Shares under the SIP in any year shall be determined from time to time by the Board and shall not exceed the statutory maximum for Inland Revenue approved employee share ownership plans (currently two Matching Shares for every one Partnership Share acquired). For the initial plan year it is anticipated that one Matching Share will be awarded for each Partnership Share purchased.

(e) Restrictions on Ordinary Shares and release of Ordinary Shares

Partnership Shares may be withdrawn from the SIP at any time.

Awards of Free Shares and Matching Shares will normally be subject to a period of retention as determined by the Board from time to time. This will not normally be less than three years or greater than five years. The Board may specify terms upon which Free Shares or Matching Shares may be forfeited if an employee leaves the Group prior to the release of those shares. The forfeiture period under the approved part of the SIP is between zero and three years. For the initial plan year the forfeiture period for Free Shares and Matching Shares will be one year.

Shares held under the SIP may be subject to other restrictions as determined by the Board. This includes the imposition of restrictions on voting rights.

Dividends received by the trust, with respect to plan shares, may be used by participants to purchase additional Ordinary Shares, in which case any purchased Ordinary Shares will become subject to the same terms as the Ordinary Shares to which the dividends relate.

Awards of Ordinary Shares may be released or exchanged for shares in a new holding company in the event of a sale, takeover, merger, reconstruction, or winding-up of the Company or (at the discretion of the Board) a demerger.

4.8 The HMV Group plc Employee Trust

(a) Function of the GEBT

The GEBT is a discretionary employee benefit trust intended to be established by the Company prior to Admission to facilitate and encourage the ownership of Ordinary Shares in the Company by employees of the Group. This is achieved by the GEBT acquiring Ordinary Shares in the Company either by market purchase or subscription (at or above par value) subject to the limits detailed below and distributing such Ordinary Shares in accordance with employee share schemes and/or other incentive arrangements introduced by the Company from time to time.

(b) Operation

The trustee of the GEBT will be an independent professional corporate trustee. The Directors (or a committee appointed by them) have the right to replace the trustee.

The Company and its subsidiaries may provide funds to enable the trustees to purchase Ordinary Shares or to subscribe for new Ordinary Shares required for the purposes of its employee share schemes or other incentive and bonus arrangements.

(c) Beneficiaries

Potential beneficiaries are the employees of the Group, ex-employees of the Group and the spouse and dependants of such employees or ex-employees.

(d) Limits

The GEBT may not hold more than 5% of the issued ordinary share capital of the Company from time to time.

(e) Amendments

The GEBT may be amended by the Company and the trustees, provided that no amendment shall have the effect of causing the GEBT to cease to be an employees' share scheme within the meaning of Section 743 of the Companies Act.

4.9 Summary of the general provisions applicable to the HIPS, 2002 ESOS, SIP and GEBT (together the "Schemes")

(a) Non-transferability of options and awards

Options or awards are not transferable (except in the case of a participant for whom a trustee is acting, in which case the trustee will be able to transfer the benefit to the participant).

(b) Grant of options and awards

The grant of options or awards under the Schemes will only be made at times permitted by the Model Code and any code adopted by the Company or order or regulation governing dealing in shares by which the Company is bound that may be issued from time to time.

Ordinary Shares used for the purposes of the Schemes, may be in the form of newly subscribed Ordinary Shares (at not less than par value) or Ordinary Shares purchased in the market.

(c) Adjustment of share options or awards

On a variation of the capital of the Company, the option price relating to an option and/or the number of Ordinary Shares subject to an option or award may be adjusted in such manner as the remuneration committee or Board (where relevant) may determine and the external advisors of the Company (if appropriate) confirm to be fair and reasonable.

(d) Amendments to the Schemes

Amendments to the rules relating to the Schemes may be made at the discretion of the remuneration committee or Board (where relevant). However, the limitations on participation, the basis for determining a participant's entitlement to an award of Ordinary Shares or options over Ordinary Shares, the maximum value of awards of Ordinary Shares or options over Ordinary Shares that may be made to participants, the adjustment that may be made following a rights issue or any other variation of capital and the limitations on the number of Ordinary Shares that may be issued, cannot be altered to the advantage of participants without prior shareholder approval, except for minor amendments to benefit the administration of the Schemes, to take account of a change in legislation, to obtain or maintain Inland Revenue approval or other jurisdictional approval, or to maintain favourable tax, exchange control or regulatory treatment for participants or for the Group.

The remuneration committee or Board (where relevant) may add, vary or amend the rules of the Schemes by way of a separate schedule in order that the Schemes may operate to take account of local legislative and regulatory treatment for participants or the relevant Group company, provided that the parameters of these arrangements will provide no greater benefits than the Schemes as summarised above.

(e) Scheme limits

The aggregate number of Ordinary Shares which may be issued pursuant to rights granted under the Schemes on any day, when aggregated with the number of Ordinary Shares issued or issuable pursuant to rights granted in the preceding 10 years under any employees' share schemes operated by the Company or otherwise issued during that period to the trustee of a general employee benefit trust established by the Company shall not exceed 10% of the issued ordinary share capital. Ordinary Shares issued, or rights granted to employees, prior to Admission are disregarded in calculating this limit.

(f) Allotment and transfer of shares

Ordinary Shares subscribed will not rank for dividends payable by reference to a record date falling before the date on which the Ordinary Shares are acquired but will otherwise rank *pari passu* with existing Ordinary Shares.

Application will be made to the UK Listing Authority for admission to the Official List and to the London Stock Exchange for admission to trading on the London Stock Exchange's market for listed securities for new Ordinary Shares that are to be issued pursuant to the Schemes.

5. SUBSIDIARIES AND INVESTMENTS

The Company is a holding company of a group of companies with the following subsidiaries. All the subsidiaries are private companies (or, in the case of HMV USA LP, a limited partnership), wholly-owned by the Company. The registered office of each subsidiary is at the address of the registered office of the Company and each subsidiary was incorporated under the laws of England and Wales, except where indicated.

Name & Registered Office	General Nature of Business	Date and Jurisdiction of Incorporation	Issued and paid up Share Capital
HMV Music Limited	Retailer of music and books	29/03/1928	109,012,206 shares of £1 each
HMV Investments Limited	Non-trading	27/01/1999	2 shares of £1 each
HMV (IP) Limited	Licensor of intellectual property	27/01/1999	2 shares of £1 each
HMV USA LP, 1280 Lexington Avenue New York, New York 10028, USA	Retailer of music	03/04/2000 Delaware, USA	100 shares of guarantee. $1.00 each
HMV Canada Inc., 5401 Eglinton Avenue West Suite 110 Toronto, ON M9C 5KS, Canada	Retailer of music	19/02/1998 (Ontario) Canada	100 common shares of C$1.00 each
HMV Japan KK, Roppongi YAMADA Bldg, 3-5-7 Roppongi, Minato-Ku, Tokyo 106-0032, Japan	Retailer of music	28/02/1990 Japan	5,000 shares
HMV Hong Kong Limited 26th Floor, Jardine House, Connaught Place, Hong Kong	Retailer of music	25/03/1998 Hong Kong	6,000 shares of HK$1.00 each
HMV Singapore Pte Limited, 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315	Retailer of music	12/10/1996 Singapore	200,000 shares of SGD1.00 each
HMV Australia Pty Limited, Level 2, 7 West Street North Sydney, NSW, 2060, Australia	Retailer of music	05/10/1937 NSW, Australia	4,000 deferred shares of A$0.10 each; 299,800 shares of A$2.00 each
HMV Tonträger GmbH, Mülheimer Strasse 18, 46049 Oberhausen, Germany	Retailer of music	27/07/1994 Germany	50,000 shares of DEM 1 each
HMV Ireland Limited, 6/7 Fitzwilliam Square, Dublin 2, Ireland	Retailer of music	29/01/1986 Republic of Ireland	1,263,720 shares of IR£1.00 each
Rustico Holdings Limited, 6/7 Fitzwilliam Square, Dublin 2, Ireland	Holding company	06/03/1998 Republic of Ireland	96,799 shares of IR£1.00 each
Waterstone's Booksellers Limited, Capital Court, Capital Interchange Way, Brentford, Middlesex TW8 0EX	Retailer of books	22/08/1958	71,014,000 shares of £1 each
Waterstone's Booksellers Amsterdam BV, Kaverstraat 152 1012XE, Amsterdam, The Netherlands	Retailer of books	21/08/1989 Netherlands	701 shares of NLG 1.00 each
Waterstone's Booksellers Belgium NV/SA, Boulevard Adolphe Max 71-75 1000 Brussels, Belgium	Retailer of books	23/04/1965 Belgium	5,250 shares of BEF 1,000.00 each
Revolver Records Limited	Retailer of music	24/05/1978	50,117 shares of £1 each
HMV Retail Limited	Dormant	21/05/1946	404,000 shares of £1 each
HMV Limited	Dormant	22/02/1966	50,000 shares of £1 each
Hatchards UK Limited	Dormant	31/03/1995	2 shares of £1 each

Name & Registered Office	General Nature of Business	Date and Jurisdiction of Incorporation	Issued and paid up Share Capital
Dillons Limited	Dormant	31/03/1995	2 shares of £1 each
HMV Northern Ireland Limited	Dormant	02/08/1996 Northern Ireland	1 share of £1
Dillons UK Limited	Dormant	31/03/1995	2 shares of £1 each
HMV Direct Limited, 142 Wardour Street, London W1V 3AU	Dormant	06/06/1995	2 shares of £1 each
HMV Card Services Limited	Financial services	27/08/1959	85,570 shares of £1 each
HMV UK Limited, 142 Wardour Street, London W1V 3AU	Dormant	20/05/1964	2,203,734 shares of £1 each
Fine Recordings Club Limited	Non-trading	05/04/1989	20,000,000 shares of £1 each
HMV Netherlands BV	Dormant	13/11/1998 Netherlands	40,000 shares of NLG 1 each
HMV Group Pension Trustees Limited	Pension trustee	29/05/1998	2 shares of £1 each
HMV Media Group Pension Trustee (Ireland) Limited 65 Grafton Street, Dublin 2, Ireland	Pension trustee	14/09/1998 Republic of Ireland	2 shares of IR £1 each

5.2 In July 1998 HMV purchased 49% of the share capital of Daisy & Tom Limited (now Chelsea Stores Limited), comprising 6,963,354 shares. The Company sold 776,135 of these shares in July 2000, and the remaining 6,187,219 shares were sold on 4 January 2002.

6. MEMORANDUM & ARTICLES OF ASSOCIATION

6.1 The objects of the Company are set out in clause 4 of its memorandum of association and are, *inter alia*:

(a) to subscribe for, take, purchase or otherwise acquire, hold, sell, deal with and dispose of, place and underwrite shares, stocks, debentures, debenture stocks, bonds, obligations or securities issued or guaranteed by any other company constituted or carrying on business in any part of the world; and

(b) to carry on all or any of the businesses of general merchants and traders, retailers, wholesalers, buyers, sellers, distributors and shippers of, and dealers in all products, goods, wares, merchandise and produce of every description.

The following is a summary of certain provisions and the effects of the Articles of Association which it is anticipated will be adopted, subject to Admission, pursuant to a special resolution to be considered by the shareholders at an extraordinary general meeting convened for 8 May 2002.

6.2 Rights attaching to shares other than Ordinary Shares

Assuming the special resolution referred to in paragraph 6.1 above is passed on the basis that all issued junior preference shares and preferred ordinary shares will convert upon Admission into Ordinary Shares, the rights attaching to such classes of shares are not summarised below, save in relation to the basis of conversion of such shares upon Admission.

The rights attaching to the senior preference shares are contained in Part II of the Articles. The provisions under the headings "Rights attaching to Ordinary Shares" and "Directors" below are contained in Part III of the Articles. To the extent that there is any inconsistency between Part II and any other provisions of the Articles, Part II shall prevail for so long as any senior preference shares remain in issue.

(a) Ranking

In the event of the winding-up of the Company (or other return of capital) the assets of the Company are applied in the following manner after the payment of all debts and liabilities:

(i) in payment to holders of senior preference shares of an amount equal to $1,000 on each such share (the "Issue Price"), plus all accumulated and unpaid dividends thereon;

(ii) in payment to the holders of the Ordinary Shares of the issue price of such shares; and

(iii) in distributing the balance among the holders of the Ordinary Shares.

(b) Dividends and income

Holders of senior preference shares are entitled to quarterly preferential dividends, to the extent legally permissible, at a rate of 12.875% per annum on the sum of the Issue Price and all accumulated and unpaid dividends thereon. Prior to the fifth anniversary of their issue, such dividends will be paid, at the Company's option by accumulating dividends or in cash and, thereafter, such dividends must be paid in cash. Unpaid dividends are accumulated. No dividends may be paid on any shares (other than senior preference shares) prior to 15 May 2003, at any time after 15 May 2003 if any part of the dividend on the senior preference shares is not paid in full, or if certain specified defaults under the senior preference shares have occurred.

(c) Redemption

The senior preference shares are redeemable, at the option of the Company:

(i) in whole or in part, at specified premiums, after 15 May 2003; and

(ii) in whole but not in part, at 112.875% of the sum of the Issue Price plus accumulated and unpaid dividends prior to 15 May 2003 within 60 days of any public equity offering.

The senior preference shares are also mandatorily redeemable on 15 May 2009 at a price equal to the Issue Price plus all accumulated and unpaid dividends thereon. In addition, upon a change of control (as defined), the Company, or an acquiror of the Company is obliged to offer to redeem the senior preference shares at a price equal to 101% of the sum of the Issue Price plus all accumulated and unpaid dividends thereon and the acquiror of the Company is obliged to purchase all the senior preference shares for a price equal to the amount otherwise payable on redemption.

(d) Conversion

Immediately prior to, but conditional upon, Admission the preferred ordinary shares will convert into the same number of fully paid Ordinary Shares.

Subject to the passing of the special resolution referred to in paragraph 3.2(a) above, holders of senior preference shares will have the right to convert such shares upon Admission into Ordinary Shares and a non-voting dollar preferred share on the basis set out in that paragraph.

Subject to the passing of the special resolution referred to in paragraph 3.2(b) above, all junior preference shares will convert upon Admission into Ordinary Shares and a non-voting sterling deferred share on the basis set out in that paragraph.

(e) Right to appoint Directors

In the event of certain defaults under the senior preference shares, holders of senior preference shares (other than EMI, the Advent Funds and their respective affiliates and related persons) will have the right to appoint two non-executive directors of the Company and to retain such representation until such defaults are remedied.

The events of default include, *inter alia*:

(i) six or more instalments of the preferential dividend on the senior preference shares falling due after 12 May 2003 have not been paid or remain outstanding;

(ii) the senior preference shares not being redeemed upon a change of control or on 15 May 2009;

(iii) the Company failing to pay certain indebtedness exceeding £25,000,000 by the final stated maturity thereof or the final stated maturity thereof being accelerated.

(f) Variation of rights

Variation of the rights of holders of senior preference shares requires various consents from such holders depending upon the nature of the variation. The issue of share capital ranking in priority to or *pari passu* with the senior preference shares, and the adverse variation of any of the economic terms or certain specific rights of the senior preference shares will also require the consent of each holder of senior preference shares. Any variation to the rights attached to any other class of shares in the Company may only be varied or abrogated with the consent in writing of the holders of more than three-fourths of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of that class.

In relation to the senior preference shares, the following, *inter alia*, are treated as a variation of their class rights:

(i) the creation, allotment or issue of any shares or securities by the Company (or the grant of any right to require the allotment or issue thereof) which such shares or securities have rights ranking in priority to or *pari passu* with such shares;

(ii) the purchase of any of the share capital of the Company or the reduction of its share capital;

(iii) the payment of dividends or a distribution to the holders of Ordinary Shares (except for a bonus issue of Ordinary Shares to holders of Ordinary Shares).

6.3 Shares and rights attaching to the Ordinary Shares

(a) Voting rights

Subject to disenfranchisement of a member in respect of Ordinary Shares in the event of non-payment of any call or other sum due and payable in respect of any Ordinary Shares, or in the event of a member being in default of a statutory notice served pursuant to Section 212 Companies Act requiring disclosure as to interests in shares, every member present in person or a corporation represented by a duly authorised representative has one vote on a show of hands and on a poll every member present in person or by proxy or a corporation represented by a duly authorised representative has one vote for each Ordinary Share of which he is the holder.

(b) Dividends

Subject to any special rights attached to any shares issued or to be issued by the Company, shares rank for dividends according to the amounts paid up on them during the period in respect of which the dividend is paid but otherwise *pari passu*. Any dividend which is not claimed within twelve years of its becoming due for payment shall be forfeited and shall revert to the Company.

(c) Distribution of assets on winding up

On a winding up, the liquidator may with the authority of an extraordinary resolution of the Company and any other sanction required by the Companies Act, divide among the Company's members in specie or in kind the whole or any part of the assets of the Company (subject to any special rights attached to any shares issued or to be issued by the Company) and may for that purpose set such value as he deems fair upon any one or more class or classes of property and may determine how that division shall be carried out as between the members or different classes of members. The liquidator may, with that sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he with the relevant authority determines, and the liquidation of the Company may be closed and the Company dissolved, but so that no members shall be compelled to accept any shares or other property in respect of which there is a liability.

(d) Variation of rights

Without prejudice to the provisions relating to the variation of rights attaching to the senior preference shares, the rights or privileges attached to the Ordinary Shares and any other class of shares may be varied or abrogated with the consent in writing of the holders of three-fourths in nominal amount of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of that class.

(e) Transfer of shares

All shares in the Company in registered form may be transferred by a transfer in any usual or common form or any form acceptable to the Directors. The Directors may decline to register a transfer of a share held in certificated form which is:

(i) not fully paid or on which the Company has a lien provided that, where any such share is listed on the Official List, that discretion may not be exercised in such a way as to prevent dealings in shares of that class from taking place on an open and proper basis; or

(ii) not duly stamped; or

(iii) not accompanied by documents reasonably required by the Directors to show the right of the transferor to make the transfer; or

(iv) in respect of more than one class of share; or

(v) in favour of more than four transferees.

In relation to any share which is to be held in uncertificated form, CRESTCo is bound to decline to register a transfer of such a share if it has actual notice that the transfer is:

(i) prohibited by order of a court in the United Kingdom; or

(ii) prohibited or avoided by or under an enactment; or

(iii) a transfer to a deceased person.

CRESTCo may also decline to register a transfer of a share:

(i) to an entity which not a natural or legal person, to a minor or in favour of more than four transferees; or

(ii) where it has actual notice that the relevant electronic transfer instruction contains incorrect information or was not sent with the appropriate authority or on behalf of the appropriate person.

(f) CREST

CREST is a paperless settlement system enabling securities to be evidenced otherwise than by a certificate and transferred otherwise than by a written instrument. The Articles of Association permit the holding of Ordinary Shares under a relevant system, being the CREST system. The Articles of Association allow for the holding and transfer of shares in uncertificated form.

(g) Capital variations

The Company may by ordinary resolution increase its share capital, consolidate and divide all or any of its share capital into shares of larger amount, sub-divide its existing shares or any of them into shares of smaller amount and cancel any shares not taken up or agreed to be taken up. Subject to the provisions of the Companies Act, the Company may by special resolution reduce its share capital, any capital redemption reserve fund or any share premium account and may redeem or purchase any of its own shares.

6.4 Directors

(a) Number

Unless and until the Company in general meeting shall otherwise determine, the number of directors shall not be less than two and there shall be no maximum number of Directors.

(b) Share qualification

A Director need not hold any share qualification but shall be entitled to receive notice of and to attend and speak at any general meeting of the Company or at any separate meeting of the holders of any class of shares of the Company.

(c) Age of Directors

No Director shall vacate his office or be ineligible for appointment or re-appointment as a director by reason only of his having attained any particular age, nor will special notice be required of any resolution appointing or approving the appointment of such a Director or any notice be required to state the age of the person to whom such resolution relates.

(d) Borrowing Powers

Subject to the provisions of any relevant legislation, the Directors may exercise all the powers of the Company to borrow or raise money for the purposes of the Company.

(e) Directors' interests and restrictions as to voting

(i) Subject to the provisions of any relevant legislation and provided that he has disclosed to the Directors the nature and extent of any material interest of his, a Director may be a party to, or otherwise interested in, any transaction, contract or arrangement with the Company or in which the Company is otherwise interested and he may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested and that Director shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate; and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

(ii) Save as provided in (iii) below, a Director shall not vote at a meeting of the Directors in respect of any contract or arrangement or any other proposal whatsoever in which he has an interest which (together with any person connected with him within the meaning of Section 346 Companies Act) is to his knowledge a material interest, other than an interest in shares or debentures or other securities of the Company. A Director shall not be counted in the quorum at a meeting in relation to any resolution on which he is not entitled to vote.

(iii) A Director shall (in the absence of some material interest other than those indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters namely:

(1) the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by him at the request of or for the benefit of the Company or any of its Subsidiaries;

(2) the giving of any guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its Subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(3) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its Subsidiaries for subscription or purchase or exchange in which offer he is or will be interested as a participant in the underwriting or sub-underwriting of such offer;

(4) any proposal concerning any other company in which he is interested, directly or indirectly and whether as an officer or shareholder or otherwise, provided that he (together with persons connected with him) does not to his knowledge hold an interest in shares representing 1% or more of the issued shares of any class of such company (or of any third company through which his interest is derived) or of the voting rights available to members of the relevant company;

(5) any proposal concerning the adoption, modification or operation of a pension, superannuation fund or retirement death or disability benefits scheme or an employees share scheme (within the meaning of Section 743 Companies Act) under which he may benefit and which relates to employees and/or Directors of the Company and does not accord to such Director any privilege or benefit not generally accorded to the persons to whom such scheme relates; and

(6) any proposal concerning the purchase, funding and/or maintenance of insurance which the Company is empowered to purchase, fund and/or maintain for, or for persons who include any director or other officer of the Company under which he may benefit.

(iv) Where proposals are under consideration to appoint two or more Directors to offices or employments with the Company or with any company in which the Company is interested or to fix or vary the terms of such appointments, such proposals may be divided and considered in relation to each Director separately and in such case each of the Directors concerned (if not debarred from voting under the proviso in sub-paragraph (e)(iii)(4) above) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

(v) If any question shall arise at any meeting as to the materiality of a Director's interest or as to the entitlement of any Director to vote and such question is not resolved by his agreeing voluntarily to abstain from voting, such question shall be referred to the chairman of the meeting (or where the interest concerns the chairman himself to the deputy chairman of the meeting) and his ruling in relation to any Director shall be final and conclusive except in a case where the nature or extent of the interests of the director concerned have not been disclosed fairly.

(f) Remuneration

(i) The Directors may (in addition to any emoluments or other amounts to which they may be entitled as mentioned in sub-paragraphs (f)(ii) and (iii) below or under any other provision of the Articles) be paid out of the funds of the Company such sum by way of Directors' fees as the Directors may from time to time determine.

(ii) Any Director who is appointed to hold any employment or executive office with the Company or who, by request of the Company, goes or resides abroad for any purposes of the Company or who otherwise performs services which in the opinion of the Directors are outside the scope of his ordinary duties, may be paid such additional remuneration by way of salary, commission, participation in profits or otherwise as the Directors (or any duly authorised committee of the directors) may determine and either in addition to or in lieu of any remuneration provided for by or pursuant to any other of the provisions of the Articles of Association.

(iii) Each Director may be paid his reasonable travelling expenses (including hotel and incidental expenses) of attending and returning from meetings of the Directors or committees of the Directors or general meetings or any separate meeting of the holders of any class of shares in the Company or any other meeting which as a Director he is entitled to attend and shall be paid all expenses properly and reasonably incurred by him in the conduct of the Company's business or in the discharge of his duties as a Director.

(g) Pensions and other benefits

The Directors may exercise all the powers of the Company to provide benefits, either by the payment of gratuities or pensions or by insurance or in any other manner whether similar to the foregoing or not, for any Director or former Director who is or was at any time employed by, or held an executive or other office or place of profit in, the Company or any body corporate which is or has been a subsidiary of the Company or a predecessor of the business of the Company or of any such subsidiary and for the families and dependants of any such persons and for the purpose of providing any such benefits contribute to any scheme or fund or pay any premiums.

(h) Appointment and retirement of Directors

(i) The Directors shall have power to appoint any person who is willing to act to be a Director, either to fill a casual vacancy or as an additional Director. Any Director so appointed shall retire from office at the annual general meeting of the Company next following such appointment. Any Director so retiring shall be eligible for re-election.

(ii) Subject as provided in the Articles, the Company may by ordinary resolution elect any person who is willing to act to be a Director either to fill a casual vacancy or as an addition to the existing Directors or to replace a Director removed from office under the Articles of Association.

(iii) At each annual general meeting a minimum number equal to one-third of the number of those Directors who are not due to retire at the annual general meeting under sub-paragraph (h)(i) above ("Relevant Directors") (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office. Directors retiring under sub-paragraph (h)(v) below shall be counted as part of this minimum number.

(iv) The Directors to retire by rotation pursuant to sub-paragraph (h)(iii) above shall include (so far as necessary to obtain the minimum number required and after taking into account the Directors to retire under sub-paragraph (h)(v) below) any Relevant Director who wishes to retire and not to offer himself for re-election. Any further Directors so to retire shall be those of the other Relevant Directors who have been longest in office since their last re-election or appointment and so that as between persons who became or were last re-elected directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. A retiring Director shall be eligible for re-election.

(v) In any event, each Director shall retire and shall be eligible for re-election at the annual general meeting held in the third calendar year following his re-election pursuant to sub-paragraph (h)(i) above (or, as the case may be, his election pursuant to sub-paragraph (h)(ii) above) and at the annual general meeting held in every third calendar year after that.

(vi) At the meeting at which a Director retires under any provision of the Articles, the Company may by ordinary resolution fill the vacated office by appointing a person to it, and in default the retiring Director shall be deemed to have been re-appointed except where:

(1) that Director has given notice to the Company that he is unwilling to be elected; or

(2) at such meeting it is expressly resolved not to fill such vacated office or a resolution for the re-appointment of such Director shall have been put to the meeting and not passed.

(vii) In the event of the vacancy not being filled at such meeting, it may be filled by the Directors as a casual vacancy in accordance with sub-paragraph (h)(i) above.

(viii) The retirement of a Director pursuant to sub-paragraphs (h)(iii), (iv) and (v) shall not have effect until the conclusion of the relevant meeting except where a resolution is passed to elect some other person in the place of the retiring Director or a resolution for his re-election is put to the meeting and not passed and accordingly a retiring Director who is re-elected or deemed to have been re-elected will continue in office without break.

7. DIRECTORS' AND OTHER INTERESTS

7.1 The interests of each Director and those of any person connected with them within the meaning of Section 346 of the Companies Act (each a "Connected Person") in the share capital of the Company which (i) have or will have been notified to the Company pursuant to Section 324 or Section 328 of the Act, (ii) are required pursuant to Section 325 of the Act to be entered into the Register of Directors' interests, or (iii) are interests of a Connected Person which would, if the Connected Person were a Director, be required to be disclosed under (i) or (ii) above, and the existence of which is known to or could with reasonable diligence be ascertained by that Director will, on the basis that the Offer Price is set at the mid-point of the Offer Price Range, immediately following Admission be as follows:

Name	Number of Ordinary Shares to be sold in Global Offer(1)	Number of Ordinary Shares following Admission(1)(2)	Beneficial/ non-beneficial ownership	Percentage of issued ordinary share capital following Admission(2)
Eric Nicoli	—	—	—	—
Alan Giles	345,748	1,942,944	—	0.48
Brian McLaughlin	323,420	964,527	—	0.24
Neil Bright	304,211	912,620	—	0.22
Roy Brown	—	—	—	—
David Kappler	—	—	—	—
Lesley Knox	—	—	—	—
Mark McCafferty	—	—	—	—
Steven Tadler	—	—	—	—

(1) Assuming each Director sells their maximum agreed number of shares after adjustment for the Bonus Issue, (on the basis that the Offer Price is set at the mid-point of the Offer Price Range).

(2) Assumes conversion of junior preference shares and reflects the Bonus Issue and assumes full exercise of all outstanding options at Admission.

In addition, each of the executive Directors will have an interest as a discretionary beneficiary in the 2,240,116 Ordinary Shares that the HMV Media Group Employee Trust will hold immediately following Admission on the basis that the Offer Price is set at the mid-point of the Offer Price Range.

7.2 (a) The Directors will, on the basis that the Offer Price is set at the mid-point of the Offer Price Range, hold options immediately following Admission over a total of 2,271,044 Ordinary Shares at an exercise price of 14 pence per share, as follows as adjusted following the Bonus Issue:

Grantee	Date of grant	Outstanding options	Exercisable from	Expiry date of grant
Alan Giles	22 January 1999	471,580	now exercisable	22 January 2009
	22 January 1999	157,193	30 April 2002	22 January 2009
	7 September 2001	70,907	Admission	7 September 2011
	7 September 2001	70,907	first anniversary of Admission	7 September 2011
	7 September 2001	70,907	second anniversary of Admission	7 September 2011

Grantee	Date of grant	Outstanding options	Exercisable from	Expiry date of grant
Brian McLaughlin . .	22 January 1999	274,565	Now exercisable	22 January 2009
	22 January 1999	100,978	30 April 2002	22 January 2009
	22 January 1999	28,363	30 April 2003	22 January 2009
	7 September 2001	101,723	Admission	7 September 2011
	7 September 2001	101,723	First anniversary of Admission	7 September 2011
	7 September 2001	101,716	Second anniversary of Admission	7 September 2011
	26 February 2002	70,907	Admission	26 February 2012
	26 February 2002	70,907	First anniversary of Admission	26 February 2012
	26 February 2002	70,907	Second anniversary of Admission	26 February 2012
Neil Bright	22 January 1999	237,233	Now exercisable	22 January 2009
	22 January 1999	79,082	30 April 2002	22 January 2009
	7 September 2001	63,816	Admission	7 September 2011
	7 September 2001	63,816	First anniversary of Admission	7 September 2011
	7 September 2001	63,816	Second anniversary of Admission	7 September 2011

(b) It is intended to grant options under the 2002 ESOS following the Global Offer at an exercise price of the average closing price of the shares for the preceding five days over such number of Ordinary Shares as will give an aggregate exercise price of £3,576,000 to the following Directors:

Grantee	Aggregate Exercise Price
Alan Giles	£1,368,000
Brian McLaughlin	£1,368,000
Neil Bright	£840,000

7.3 The Company is not aware of any persons who exercise, or could, on the basis that the Offer Price is set at the mid-point of the Offer Price Range, exercise, directly or indirectly, jointly or severally, control over the Company.

7.4 The Directors are aware of the following persons who will, on the basis that the Offer Price is set at the mid-point of the Offer Price Range, directly or indirectly, be interested in 3% or more of the issued share capital of the Company as enlarged immediately, following the Admission:

Holder(1)	Percentage of existing issued voting share capital(1)(2)	Ordinary Shares offered in Global Offer(3)	Ordinary Shares held following Admission(2)	Percentage of issued voting share capital following Admission(2)	Number of Senior Preference Shares(5)
Advent Funds(4)	25.3	20,372,951	36,391,376	8.9	8,379
EMI(4)	45.4	36,498,368	65,195,554	16.0	14,700

(1) Preferred ordinary shares and junior preference shares will convert to Ordinary Shares on Admission. The percentages stated are based on the assumption that the Offer Price is set at the mid-point of the Offer Price Range and reflects the Bonus Issue.

(2) Assumes conversion of the junior preference shares and reflects the Bonus Issue and assumes full exercise of all outstanding options.

(3) Existing holders may or may not sell in the Global Offer.

(4) Assumes that the Overallotment Option is not exercised.

(5) It is intended to redeem the senior preference shares within 60 days of Admission.

7.5 Save as disclosed in paragraph 7.4 above, the Directors are not aware of any persons who will directly or indirectly be interested in 3% or more of the issued share capital of the Company as enlarged immediately following Admission.

7.6 There are no outstanding loans granted by any member of the Group to any of the Directors and there are no guarantees provided by any member of the Group for their benefit.

7.7 Save as disclosed in this paragraph 7 and in paragraphs 9 and 10 below no Director has or has had any interest in any transactions which are or were unusual in their nature or conditions, or significant to the business of the Group, and which were effected during the current or immediately preceding financial year or were effected during any earlier financial year and which remain in any respect outstanding or unperformed.

7.8 The Directors are or have been directors or partners at any time in the five years immediately preceding the date of this document of the following companies and partnerships:

Name	Current	Past
Eric Nicoli	Business in the Community Caldicott Trust Limited Charity Project Comic Relief Limited EMI Group plc EMI Group Senior Executive Pension Trust Limited PerCent Club The EMI Group Archive Trust The Tussauds Group Limited	United Biscuits (Holdings) plc Keebler Company EMI Group Senior Executive Pension Scheme Trustee Limited
Alan Giles	Somerfield plc	WH Smith Group plc Virgin Retail Limited
Brian McLaughlin	British Association of Record Dealers	The Official UK Charts Company Limited
Neil Bright		Brisson Close Residents Association Limited
Roy Brown	The British United Provident Association Limited Thus plc GKN plc Brambles Industries plc KG Fruits Limited	UAC Limited Unilever plc GKN Holdings plc
Lesley Knox	New Fulcrum Investment Trust plc Glenmorangie plc British Linen Advisers Holdings Ltd Babtie Group Limited MFI Furniture Group plc The Second Alliance Trust plc The Alliance Trust plc	Dawson International plc Fulcrum Investment Trust Public Limited Company Dresdner RCM Guardian Ltd Dresdner Kleinwort Wasserstein Limited British Linen Bank Group Limited Children's Express (UK) Thames Water Plc The Scottish Provident Institution Sainsbury's Bank Plc Cedar Plc Royal Hospital NHS Trust Bank of Scotland Advisory Council of ECGD British Linen Asset Management
Mark McCafferty	Avis Europe plc	

Name	Current	Past
David Kappler	Camelot Group plc Cadbury Schweppes Public Limited Company Liverpool Street Finance Company Camelot International Services Limited Bruton Lane Investment Company Two Bruton Lane Investment Company	Bourdon Investments Limited Bruton Finance Company Stratton Finance Company
Steven Tadler	Advent International plc Vantage Corporation Maurice Corporation wTe Corporation Advent (PS) L.P. Golden Gate Development & Investment Fund L.P. Sunley House L.P. Sunley House L.P. II Sunley House L.P. III Sunley House L.P. IV Sunley House L.P. V Advent International Investors L.P. Advent International Investors II L.P. Advent Partners L.P. Advent Partners (NA) GPE III L.P. Advent Partners GPE III L.P. Advent Partners GPE IV L.P. Advent Partners DMC III L.P. Advent Partners HLS II L.P. Capital Resource Leaders III L.P. Capital Resource Partners IV L.P. Valley Ventures L.P. Tucker Anthony Private Equity Fund II L.P.	Rite Industries Inc Cade Industries Inc OK International Inc Contact East Inc Kirklands Inc.

The above table does not include subsidiaries of identified companies.

7.9 None of the Directors has any unspent convictions relating to indictable offences.

7.10 None of the Directors has been bankrupt or has made or been the subject of any individual voluntary arrangements.

7.11 None of the Directors has been a director of any company in an executive function at the time of or within 12 months preceding any receivership, compulsory liquidation, creditors voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with creditors generally or any class of creditors of that company.

7.12 None of the Directors has been a partner of any partnership at the time of or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangement of that partnership.

7.13 No asset of any of the Directors has at any time been the subject of a receivership.

7.14 None of the Directors has received any public criticisms by statutory or regulatory authorities (including designated professional bodies) or been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

8. SERVICE AGREEMENTS

8.1 The following are particulars of the terms of and remuneration payable under the service agreements between the Company and the Directors:

(a) Alan Giles' service agreement, dated 28 March 1998, (as amended by letter agreement dated 23 April 2002) provides for Mr Giles to act as Chief Executive Officer. From 1 July 2001, Mr Giles' salary was set at £342,000 per annum. The contract has no fixed term and can be terminated on 12 months' notice given by the Company or Mr Giles. In the twelve months ended 28 April 2001, Mr Giles received £80,000 in non-salary benefits.

(b) Neil Bright's service agreement, dated 28 March 1998, (as amended by letter agreement dated 23 April 2002) provides for Mr Bright to act as Group Finance Director. From 1 July 2001, Mr Bright's salary was set at £210,000 per annum. The contract has no fixed term and can be terminated on 12 months' notice given by the Company or Mr Bright. In the twelve months ended 28 April 2001, Mr Bright received £54,000 in non-salary benefits.

(c) Brian McLaughlin's service agreement, dated 1 October 1998, (as amended by letter agreement dated 23 April 2002) provides for Mr McLaughlin to act as Chief Operating Officer. From 1 July 2001, Mr McLaughlin's salary was set at £342,000 per annum. The contract has no fixed term and can be terminated on 12 months' notice given by the Company or 6 months' notice given by Mr McLaughlin. In the twelve months ended 28 April 2001, Mr McLaughlin received £180,000 in non-salary benefits.

Salaries under each of the above service agreements are reviewed annually on 1 July. In addition to the basic salary, the service agreements entitle each of the Directors to the following benefits:

(a) 25 days' holiday per annum;

(b) an annual bonus, which shall not in respect of any financial year exceed 75% of salary (under the HIPS see paragraph 4 of Part 8);

(c) the right to join either the EMI Fund or the HMV Scheme (see Part I);

(d) a company car or a monthly car allowance of up to £1,425;

(e) private medical insurance;

(f) personal accident insurance;

(g) permanent health insurance; and

(h) although only Brian McLaughlin's service agreement makes specific reference to it, each of the Directors is entitled to participate in the senior executive share option scheme (the 1998 ESOS and, following Admission, the 2002 ESOS; see section 4 of Part 8). In addition to paragraph (c) above, Neil Bright has an entitlement (not contained in his service agreement) to participate in a funded unapproved retirement benefits scheme.

In addition, in the event of termination each service agreement contains a provision for payment in lieu of notice at the election of the Company and (on termination by the Company following a change of control of the Company) at the election of the Director. The payment in lieu of notice is salary and contractual benefits (including annual bonus to the termination date). On a change of control payment is salary and contractual benefits (including annual bonus payable during the notice period and the immediate vesting of outstanding deferred bonus awards). Any outstanding share options will vest immediately in accordance with the relevant scheme rules.

8.2 The aggregate remuneration and benefits in kind (exclusive of pension contributions and bonuses) of the Directors received from the Company in respect of the financial year ended 28 April 2001 was £1,508,000. The estimated aggregate remuneration and benefits in kind (exclusive of pension contributions and bonuses) payable to the Directors in respect of the financial period ending 27 April 2002 under the arrangements in force at the date of this document is £1,821,000.

8.3 The following Directors have entered into letters of appointment with the Company:

(a) Eric Nicoli has been appointed as a non-executive Director for an initial period of three years, which can be extended at the option of the Company for a subsequent period of three years. Mr Nicoli will receive an annual fee of £110,000;

(b) Roy Brown has been appointed as a non-executive Director for a period of three years, which can be extended at the option of the Company for a subsequent period of three years. Mr Brown will receive an annual fee of £45,000 and an additional £5,000 for serving as chairman of the remuneration committee;

(c) David Kappler has been appointed as a non-executive Director for a period of three years, which can be extended at the option of the Company for a subsequent period of three years. Mr Kappler will receive an annual fee of £30,000 and an additional £5,000 for serving as chairman of the audit committee;

(d) Lesley Knox has been appointed as a non-executive Director for a period of three years, which can be extended at the option of the Company for a subsequent period of three years. Ms Knox will receive an annual fee of £30,000;

(e) Mark McCafferty has been appointed as a non-executive Director for a period of three years, which can be extended at the option of the Company for a subsequent period of three years. Mr McCafferty will receive an annual fee of £30,000; and

(f) Steven Tadler has been appointed as a non-executive Director for a period of three years, which can be extended at the option of the Company for a subsequent period of three years. Mr Tadler will receive an annual fee of £30,000.

8.4 All such letters of appointment were entered into on 23 April 2002 but cease to be of effect if Admission does not occur by 30 June 2002. Each non-executive Director will sit on the audit committee, the nominations committee and the remuneration committee (see Part 1, 'Corporate Governance').

8.5 Save as disclosed in paragraphs 8.1 and 8.3, there are no existing or proposed service agreements between any of the Directors and the Company or any of the Subsidiaries.

[TEXT INTENTIONALLY OMITTED]

[TEXT INTENTIONALLY OMITTED]

10. MATERIAL CONTRACTS

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by members of the Group within the two years immediately preceding the date of this document or are expected to be entered into prior to Admission and/or are, or may be, material or contain any provision under which any member of the Group has any obligation or entitlement which is material to the Group as at the date of this document:

(a) The Underwriting Agreement described in paragraph 9 above;

(b) The Existing Senior Facility Agreement

Summary

The Company entered into a senior facility agreement on 25 February, 1998 which is, following certain amendment and restatement agreements, between (1) the Company, (2) Rustico Holdings Limited, as additional borrower, (3) the Company and certain of its subsidiaries as guarantors, (4) Merrill Lynch Capital Corporation and Warburg Dillon Read as joint lead-arrangers, (5) National Westminster Bank plc as agent and security trustee and (6) various financial institutions.

The Existing Senior Facility Agreement provides for:

(i) term loan facilities, of which £242.0 million remains outstanding; and

(ii) a working capital facility of up to £150.0 million (or the equivalent in other currencies).

The Existing Senior Facility Agreement contains, *inter alia*, representations and warranties, financial ratios and other covenants and events of default entitling immediate repayment of the outstanding amounts to be demanded.

Security and guarantees

The Company's obligations under the Existing Senior Facility Agreement are guaranteed by certain of its Subsidiaries and security for those obligations has been granted by the Company over all of its assets (including its shares in its Subsidiaries) and by certain of its Subsidiaries. These guarantees and security will be released upon and following the Senior Facilities Refinancing referred to below.

Refinancing

Under the terms of the Existing Senior Facility Agreement, certain of the transactions contemplated in this document in connection with the Global Offer, including the flotation of the Company's shares, would give rise to an obligation on the Company to prepay all amounts outstanding under the Existing Senior Facility Agreement.

The Compay intends to utilise a drawing under the New Senior Facility Agreement to prepay all amounts outstanding under the Existing Senior Facility Agreement. This Senior Facilities Refinancing is currently intended to take place as soon as reasonably practicable following Admission.

Ranking and Subordination

The ranking of obligations under the Existing Senior Facility Agreement is governed by the Existing Intercreditor Deed, details of which are set out in paragraph 10(c) below.

(c) The Existing Intercreditor Deed

The Company entered into an intercreditor deed on 28 March 1998 which is, following an amendment and restatement agreement, between (amongst others) (1) Merrill Lynch Capital Corporation and SBC Warburg Dillon Read as joint lead arrangers, (2) Swiss Bank Corporation as agent and security trustee, (3) certain financial institutions as senior lenders, (4) the Company and certain of its subsidiaries as borrowers and/or guarantors, (5) EMI and EMI Group Finance plc and (6) Chase Manhattan Bank as high yield trustee.

The Existing Intercreditor Deed regulates the priorities of the various competing liabilities (including those under the Existing Senior Facility Agreement, the EMI Revolving Credit Agreement, the EMI Lease Indemnity and the Notes) and the security granted in respect of them. It also contains provisions restricting the making of certain payments by the Company and its Subsidiaries.

It is intended that the Existing Intercreditor Deed will be cancelled and replaced by the New Intercreditor Deed with effect from the Senior Facilities Refinancing.

(d) EMI Revolving Credit Facility Agreement

Summary

The Company entered into an agreement between (1) The Company and (2) EMI on 28 March 1998, under which EMI agreed to make available (or to procure the availability) to the Company of a working capital facility of up to £50 million in certain circumstances.

Although the Company has previously utilised the EMI Revolving Credit Facility, it is currently not being utilised.

Security

The Company granted to EMI a deed of secured counter-indemnity (the "EMI Facilities Counter-Indemnity") under which it agreed to indemnify EMI against, amongst other things, any claims and payments made under any guarantee that EMI may give to a bank in relation a facility made available as envisaged in the EMI Revolving Credit Facility Agreement. The obligations owed by the Company to EMI and any other EMI group company in relation to the facility, including under that EMI Facilities Counter-Indemnity, have the benefit of the same guarantee and security structure as applies to the Existing Senior Facility Agreement.

Cancellation

It is intended that the EMI Revolving Credit Facility will be cancelled on or prior to the Senior Facilities Refinancing.

(e) The New Senior Facility Agreement

Summary

The Company entered into a new senior facility agreement on 24 April 2002 between (1) the Company, (2) Dresdner Kleinwort Wasserstein and The Royal Bank of Scotland plc as mandated lead arrangers, (3) certain financial institutions as original lenders, (4) The Royal Bank of Scotland plc as issuing bank, (5) The Royal Bank of Scotland plc as security trustee and (6) The Royal Bank of Scotland plc as facility agent.

Summary of facilities

Under the New Senior Facility Agreement the lenders are to provide:

(i) a sterling term loan facility (the "Term Facility") of up to £275 million to refinance amounts outstanding under the Existing Senior Facility Agreement and for the general corporate purposes of the Group; and

(ii) a multi-currency revolving credit (the "Revolving Facility") of up to £150 million for the general corporate purposes of the Group; this includes a letter of credit option under which letters of credit may be issued for the general corporate purposes of the Group.

The borrowers under the New Senior Facility Agreement will be the Company and any wholly-owned Subsidiary of the Company which accedes to the New Senior Facility Agreement as a borrower; the consent of the lenders will be required in the case of a Subsidiary incorporated outside the United Kingdom (other than the Republic of Ireland) which so accedes.

Terms, interest and fees

Interest on borrowings under the Term Facility will be calculated by reference to successive periods (each a "Term") at a percentage rate per annum equal to the aggregate of the Margin, LIBOR (as defined in the New Senior Facility Agreement) and mandatory costs, in each case as applicable to the relevant Term.

Interest on each borrowing under the Revolving Facility will be calculated by reference to the period for which it is borrowed (its "Term") at a percentage rate per annum equal to the aggregate of the Margin, LIBOR (or for a borrowing in euros, EURIBOR (as defined in the New Senior Facility Agreement)) and mandatory costs, in each case as applicable to its Term.

Accrued interest will be payable on the last day of each Term (or at six monthly intervals if the Term is longer).

Each Term will be of a duration selected by the relevant borrower, being one week (for a borrowing under the Revolving Facility only), one, two, three or six months or another period agreed by the Company and the agent under the New Senior Facility Agreement.

A letter of credit fee will be payable on each letter of credit issued under the Revolving Facility. This fee is to be computed each day at the rate of the Margin applicable on that day on the outstanding amount of the letter of credit.

The Margin is to be 1.5% per annum, subject to a margin adjustment ratchet which will operate from the first anniversary of the first utilisation of the Facilities to reduce the margin in certain circumstances if the ratio of Average Consolidated Total Net Borrowings to Consolidated EBITDA (as each of those terms is defined in the New Senior Facility Agreement) falls below 2:1.

Other fees will be payable, including a commitment fee on the undrawn, uncancelled amount from time to time, calculated at the rate of 45% of the applicable Margin.

Conditions precedent

The obligations of the lenders under the New Senior Facility Agreement are subject to conditions precedent. These include the provision of the security from the Company the accession as borrowers and guarantors of HMV Music Limited, HMV (IP) Limited, Waterstone's Booksellers Limited and HMV UK Limited, the New Intercreditor Deed and evidence that Admission has occurred and that the Company has received gross proceeds of not less than £370.0 million.

Guarantees and security

Under the New Senior Facility Agreement, each of the Guarantors (as defined in the New Senior Facility Agreement to include the Company and any wholly-owned subsidiaries of the Company who accede to the New Senior Facility Agreement as guarantors) is to guarantee the obligations of each borrower under the

New Senior Facility Agreement and the other Finance Documents (as defined in the New Senior Facility Agreement).

As a condition precedent to the obligations of the lenders under the New Senior Facility Agreement, security must be provided comprising first ranking fixed and floating charges over all the assets and undertaking of the Company.

Pursuant to the New Senior Facility Agreement, the Company will have to ensure that the aggregate gross assets, revenue and profit before interest and tax of the Guarantors is not less than 75% of the total gross assets, revenue or profit before interest and tax of the Company and its Subsidiaries (as defined in the New Senior Facility Agreement).

As a condition precedent to the accession of any new borrower or guarantor, security must be provided comprising:

(i) legal mortgages over the entire issued share capital of the new borrower or guarantor; and

(ii) debentures granting first ranking fixed and (if available) floating charges over all the assets and undertaking of the new borrower or guarantor.

Representations

The representations required to be given by, and relating to, the Company and the other borrowers and guarantors under the New Senior Facility Agreement include representations on matters such as status; capacity; legal validity; absence of conflict with laws, constitutional documents and other documents; audited financial statements; absence of any outstanding event of default or material litigation or material adverse change; they also include representations on this document; *pari passu* ranking; taxes and stamp duties; immunity; and certain other matters.

Covenants

The covenants required to be given by the Company and the other borrowers and guarantors under the New Senior Facility Agreement include covenants relating to maintenance of legal status/validity, maintenance of insurances and assets, notification of events of default, payment and discharges of taxes, assessments and governmental charges, ranking of all obligations under these facilities, compliance with law and applicable regulations, including environmental laws and licences, advice of litigation regarding liabilities in excess of £5 million in each case or £10 million in aggregate, no alteration of financial year end, maintenance of intellectual property and licences, maintenance of rights and qualifications to conduct business, hedging, preservation and enforceability of security provisions, production of relevant financial and other information including audited consolidated financial statements, semi-annual statements, any documents dispatched to shareholders and compliance certificates within timescales usual for a facility of this nature.

They also include certain negative covenants, including a negative pledge, limitations on other external borrowings or guarantees, restrictions on disposal of assets, a prohibition on any significant change of business by the Company or Group, restrictions on mergers and acquisitions, and limitations on capital expenditure.

They also include certain financial covenants requiring a minimum Consolidated Net Worth; and requiring specified levels to be maintained in relation to specified Measurement Periods in respect of each of the following ratios: Average Consolidated Total Net Borrowings to Consolidated EBITDA, Consolidated EBITDAR to Consolidated Net Interest Plus Rent Payable and Consolidated EBIT to Consolidated Net Interest Payable. (Each of the preceding capitalised terms in this paragraph are defined in detail in the New Senior Facility Agreement.)

Events of default

The events of default in the New Senior Facility Agreement include the following events relating to the Company and the other borrowers and guarantors, namely events relating to non-payment (with a three business day grace period for technical/administrative error); breach of financial covenants, general covenants or (subject to a 15 business day grace period) other terms of the Finance Documents (as defined in the New Senior Facility Agreement); misrepresentation; cross default; insolvency and insolvency proceedings; creditors' process; cessation of business; unlawfulness, ineffectiveness or repudiation of any Finance Document; change of control and material adverse change.

On an event of default which is continuing, the New Senior Facilities may be accelerated and the security may be enforced.

Repayment

Term Facility. The Term Facility of £275 million is to be repaid in instalments as set out below.

Term Loan Repayment Date	Relevant Amount (£)
20 October 2002	10,000,000
20 April 2003	15,000,000
20 October 2003	10,000,000
20 April 2004	15,000,000
20 October 2004	15,000,000
20 April 2005	25,000,000
20 October 2005	15,000,000
20 April 2006	35,000,000
20 October 2006	40,000,000
30 April 2007	95,000,000

Revolving Facility. Each borrowing under the Revolving Facility is to be repaid in full on the final day of its Term. All outstanding borrowings under the Revolving Facility and each outstanding letter of credit are to be repaid in full on 30 April 2007.

Prepayments and cancellation

The New Senior Facility Agreement provides for mandatory prepayment on illegality in relation to any Finance Document or on a change of control of the Company.

The Company may upon notice prepay (or procure that that relevant borrower prepays) any utilisation of the Facilities at any time in whole or part. Any partial prepayments must be of a minimum amount of £5 million and an integral multiple of £1 million.

The Company may by notice cancel any unutilised part of the Facilities at any time in whole or part. Any partial cancellation must be of a minimum amount of £5 million and an integral multiple of £1 million.

(f) New Intercreditor Deed

It is proposed that prior to Admission an intercreditor deed or agreement will be entered into between (1) the Company, HMV Music Limited, Waterstone's Booksellers Limited and HMV Media Limited, (2) EMI and various of its subsidiaries, and (3) various financial institutions including The Royal Bank of Scotland plc in various capacities.

The terms of the New Intercreditor Deed have not been settled, but it is intended that it will provide (amongst other things) for:

(i) the liabilities outstanding from time to time to the lenders and other finance parties under the New Senior Facility Agreement and related hedging and security documentation (the "New Senior Liabilities) to rank in priority to the liabilities outstanding from time to time to EMI and its subsidiaries under the EMI Lease Indemnity and related security documentation (the "EMI Lease Indemnity Liabilities");

(ii) the security in respect of the New Senior Liabilities to rank in priority to the security in respect of the EMI Lease Indemnity Liabilities and for any moneys received as a result of any enforcement of security being applied first against the New Senior Liabilities and second against the EMI Lease Indemnity Liabilities; and

(iii) the subordination of the EMI Lease Indemnity Liabilities to the New Senior Liabilities, with restrictions being imposed on the entitlement of the Company to make and EMI to receive payments in respect of the EMI Lease Indemnity Liabilities in certain circumstances.

(g) High yield issue

Summary

The Company entered into two indentures each dated as of 22 May 1998 (the "Indentures") pursuant to which it issued the following notes:

(i) £135,000,000 principal amount of 10⅞% Senior Subordinated Notes due 15 May 2008 (the "Sterling Notes"); and

(ii) $125,000,000 principal amount of 10¼% Senior Subordinated Notes due 15 May 2008 (the "Dollar Notes", and together with the Sterling Notes, the "Notes").

Guarantees and security

The Notes have the benefit of the same guarantee and security structure as applies to the Existing Senior Facility Agreement, but under the terms of the Existing Intercreditor Deed, the claims of the noteholders rank junior to claims made in respect of the Existing Senior Facility Agreement and the EMI Revolving Credit Agreement and *pari passu* with claims made in respect of the EMI Lease Indemnity.

Interest payments and optional redemption

The Notes have interest payment dates of 15 May and 15 November of each year.

The Notes are redeemable at the option of the Company, in whole or part, at any time or from time to time, on or after 15 May 2003 at specified redemption prices, together with accrued and unpaid interest, if any, to the date of redemption.

Covenants and events of default

The Indentures contain, amongst other things, certain covenants and events of default entitling the occurrence of which, amongst other things and subject to certain conditions, gives to the holders or the trustee, as applicable, the right to accelerate all payment obligations with respect to the Notes. Consummation of the Tender Offer and consent solicitation referred to below will result in the amendments to the Indentures that will eliminate, among other things, certain of these covenants and events of default. In addition, if the Tender Offer and consent solicitation are consummated, the Company intends to defease the Notes not accepted for payment in the Tender Offer in accordance with the terms of the amended Indentures. Defeasance will result in the termination of substantially all of the holders' rights under (i) the Indentures, (ii) the subsidiary guarantees of payment on the Notes and (iii) the Existing Intercreditor Deed and to the collateral securing payment on the Notes.

Summary of the Tender Offer and consent solicitation

The Tender Offer Statement comprised:

(i) the Tender Offer, by which the Company offered to purchase the Notes; and

(ii) a solicitation by the Company for the consents of the holders of the Notes to certain proposed amendments to the Indentures, the security documents entered into in connection with the Notes and the Existing Intercreditor Deed (the "Amendments"). Assuming the Tender Offer and consent solicitation are consummated in accordance with the terms of the Tender Offer Statement, the Amendments will be effective from the Admission and the successful settlement of the Global Offer.

Procedure under Tender Offer

In relation to any Notes, the holder may tender them prior to the Tender Offer Expiration Date in accordance with the Tender Offer Statement. This tender would also be deemed to constitute consent to the Amendments. A holder of Notes may not consent to the Amendments without also tendering those Notes.

In the Tender Offer Statement, the Company agrees that if the Tender Offer and consent solicitation are not terminated and if the conditions are satisfied or waived by the Company, then the Company will accept Notes which have been validly tendered and not validly withdrawn. This is expected to happen at 10.00 a.m. (or as soon as possible after that) on the business day following the Tender Offer Expiration Date; and in any event no later than the later of Admission and the settlement of the Global Offering. Payment will then be made to the noteholders.

Price and consent payment

The Tender Offer total consideration for the Notes is to be calculated in accordance with a formula set out in the Tender Offer Statement, which operates by reference to a fixed spread of 50 basis points over the yield to maturity of (for the Sterling Notes) 8% United Kingdom Treasury Stock due June 2003 or (for the Dollar Notes) 4.25% United States Treasury Notes due May 2003.

In respect of any Notes validly tendered (and not validly withdrawn) prior to the Tender Offer Consent Date, the Tender Offer total consideration will include the Tender Offer Consent Payment of (for the Sterling Notes) £20 per £1,000 tendered or (for the Dollar Notes) $20 per $1,000 tendered. Holders who validly tender their Notes and deliver related consents after the Tender Offer Consent Date but on or before the Tender Offer Expiration Date will be eligible to receive the Tender Offer total consideration less the Tender Offer Consent Payment.

Conditions

Consummation of the Tender Offer and the consent solicitation is subject to conditions, including:

(i) the valid tender (and non-withdrawal) prior to the Tender Offer Expiration Date of the majority in aggregate principal amount of the Sterling Notes and the majority in aggregate principal amount of the Dollar Notes;

(ii) Admission and settlement of the Global Offering; and

(iii) the consent of the requisite lenders under the Existing Senior Facility Agreement to the consummation of the Tender Offer and the consent solicitation.

Legal defeasance

At the time the Amendments become effective, it will be possible for the Company to legally defease all of the remaining Notes pursuant to the Indentures, without complying with certain of the conditions for legal defeasance set out in the Indentures. The Company intends to legally defease all Notes not accepted for payment pursuant to the Tender Offer, although the Company will have no legal obligation to do so.

In order to legally defease the Notes not accepted for payment in the Tender Offer, the Company must, among other things, deposit with the trustee under the Indentures, for the benefit of the holders, either cash or, in the case of the Sterling Notes, UK government securities or, in the case of the Dollar Notes, US government securities, or some combination of cash and the relevant securities, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, and interest on the Notes on the stated date for payment thereof up to and including 15 May 2003, the date on which the defeased Notes will be redeemed in accordance with their terms.

Estimate of cost of Tender Offer and legal defeasance

The precise amount to be paid by the Company in respect of the Tender Offer and legal defeasance of the remaining Notes (the "Total Payment") depends on a number of factors, including the number of Notes tendered in response to the Tender Offer and the yield to maturity of the UK or, as the case may be, US government securities in relation to which the Tender Offer purchase price is calculated.

Given:

(i) that the Tender Offer is conditioned upon the majority in aggregate principal amount of each of the Sterling Notes and the Dollar Notes being tendered in response to the Tender Offer;

(ii) that the additional Tender Offer Consent Payment is payable in respect of Notes tendered and not validly withdrawn prior to the Tender Offer Consent Date; and

(iii) that the Company expects that legal defeasance will cost more per £1,000 or, as the case may be, $1,000 of Notes than the purchase price under the Tender Offer (including the Tender Offer Consent Payment),

it follows that the Total Payment will be greatest in circumstances where the Notes tendered in response to the Tender Offer comprise one Sterling Note in excess of 50% in aggregate principal amount of the Sterling Notes and one Dollar Note in excess of 50% in aggregate principal amount of the Dollar Notes. On reasonable assumptions including no material movements occurring in the relevant yields to maturity of the government securities by reference to which the purchase price for the Notes under the Tender Offer is calculated or in the dollar-sterling exchange rate, the Company estimates that in those circumstances the purchase price for the Notes tendered in response to the Tender Offer will be £123.1 million and the amount payable for legal defeasance of the remainder of the Notes will be £123.7 million, giving a total of £246.8 million.

Governing law

The Indentures and the Notes are governed by the internal laws of the State of New York without giving effect to principles of conflicts of law.

(h) HMV sale and purchase agreement

Pursuant to an agreement between (1) the Company and (2) EMI dated 25 February 1998 (the "HMV Acquisition Agreement"), the Company agreed to purchase all of the HMV music retailing businesses registered in the UK, Ireland, Australia, the United States, Canada, Japan, Germany, Hong Kong and Singapore, as well as Revolver Records Limited and the Dillons book retailing business.

The Company paid consideration of £418 million and agreed to pay deferred consideration of £25 million to EMI on the earliest of a listing of any part of the share capital of the Company, the sale of at least 75% of the voting rights in the Company or the fifth anniversary of completion of the agreement.

In addition, the Company agreed to pay EMI an additional amount of up to £25 million in the event that the notional return on the Advent Funds' investment on a sale or listing of the Company is at or in excess of 200% of the value of the Advent Funds' initial investment. Assuming an Offer Price within or above the Offer Price Range the full amount of £25 million will be payable.

EMI gave certain taxation warranties to the Company, in respect of which any claims must be notified by 28 October 2004.

Pursuant to the provisions of the agreement EMI and the Company also entered into a tax deed of covenant on completion of the HMV Acquisition Agreement. The tax deed contains (*inter alia*) covenants given to the Company by EMI in respect of certain tax liabilities that may arise in certain of the Subsidiaries by reference generally to the period up to and including completion of the HMV Acquisition Agreement.

As is the case in relation to the tax warranties contained in the HMV Acquisition Agreement, the time limit for the Company to bring claims under the tax deed is 28 October 2004.

The agreement includes provisions relating to pensions which are described in Part 1.

(i) Waterstone's share purchase agreement

Pursuant to an agreement between (1) WH Smith Limited (2) the Company and (3) WH Smith Group plc dated 25 February 1998, the Company agreed to purchase the entire issued share capitals of Waterstone's Booksellers Limited, Waterstone's Booksellers Belgium S.A. and Waterstone's Booksellers Amsterdam B.V.

The Company paid consideration of £300 million, subject to a post-completion adjustment by reference to the aggregate share capital and reserves of the companies purchased at completion of the agreement.

WH Smith Limited gave certain tax warranties to the Company; in respect of which any claims must be notified by 31 May 2004.

Pursuant to the provisions of the agreement, the parties entered into a tax deed of covenant dated 28 March 1998. The tax deed of covenant contains (*inter alia*) covenants (guaranteed by WH Smith Group plc) given to the Company in respect of certain tax liabilities, some of which may be material, that may arise in Waterstone's Booksellers Limited, Fine Recordings Club Limited, Waterstone's Booksellers Belgium S.A. and Waterstone's Booksellers Amsterdam B.V. by reference generally to the period up to and including 28 March 1998.

As with the tax warranties contained in the agreement, the time limit for HMV to bring claims under the tax deed of covenant is 31 May 2004.

(j) Subscription and shareholders' agreement

Pursuant to a subscription and shareholder's agreement between (1) the Company, (2) Neil Bright, Alan Giles, Stuart McAllister and Tim Waterstone ("the managers"), (3) Advent Partners Limited Partnership and others (referred to for the purposes of this paragraph only as "Advent") and (4) EMI Group plc dated 25 February 1998 (as amended by a supplemental agreement dated 28 March 1998), Advent, EMI and the managers subscribed in cash for an aggregate of 6,620,238 Ordinary Shares, 1,000,000 convertible "A" preferred ordinary shares of £0.01 each, 1,000,000 convertible "B" preferred ordinary shares of £0.01 each and 141,904,762 redeemable preference shares of £0.01 each in the Company.

By a side letter dated 26 May 1999, the agreement was amended in relation to establishment of committees of the board of Directors of the Company.

The agreement will cease and determine in respect of all parties in accordance with its terms on Admission.

(k) EMI Lease Indemnity

By a deed of indemnity between (1) the Company and (2) EMI Group plc dated 28 March 1998 relating, *inter alia*, to guarantees given by EMI and its affiliated companies of lease obligations in respect of approximately 105 properties and to certain other guarantees and indemnities given by EMI, the Company agreed to indemnify EMI against any payments made under those guarantees and indemnities. The Company also undertook to use reasonable efforts to arrange for the release of each of the guarantees. The guarantees provided by EMI in relation to the guaranteed leases vary from lease to lease and, under certain circumstances, EMI must ascertain whether or not the non-payment was warranted under the circumstances before seeking to collect from the Company. The guaranteed leases have terms expiring from one to 24 years and many of the leases expire in years beyond 2011.

All of the Company's obligations to EMI in respect of the EMI Lease Indemnity are secured, with similar guarantees and security to the Existing Senior Facility Agreement and the EMI Revolving Facility Agreement. EMI's rights to payment and enforcement are governed by the Existing Intercreditor Deed and in the case of the EMI Lease Indemnity, rank *pari passu* with the Notes and subordinate to the Existing Senior Facility Agreement and the EMI Revolving Credit Facility Agreement.

It has been agreed between EMI and the Company that the guarantee and security structure applicable to the EMI Lease Indemnity should with effect from the Senior Facilities Refinancing be revised to reflect that being given in respect of the New Senior Facility Agreement. EMI's rights to payment and enforcement will be governed by the New Intercreditor Deed.

(l) Waterstone's trade mark licence agreement

Pursuant to a trade mark licence dated 28 March 1998, Waterstone's Booksellers Limited granted a licence to WH Smith Limited for the exclusive right to use the WATERSTONE'S name and "get up" in relation to the sale of books, and CDs in outlets situated in airports and hotels, in the following territories: Canada, the USA, all countries in Asia which lie east of Pakistan including Pakistan itself and countries on the Western Pacific rim (including Singapore, Malaysia, Thailand, Indonesia, the Philippines, Brunei, Vietnam, China, Hong Kong, Taiwan, Japan and South Korea but excluding Australia and New Zealand). In addition, the exclusive licence extends to WH Smith's concession at Gatwick Airport.

The licence is royalty-bearing and for a limited period of time, as described below. WH Smith is not entitled to use the WATERSTONE'S name as part of any corporate name, domain name or e-mail address. WH Smith may only use the trade marks in retail outlets already open as at the time of the grant in 1998 together with those which it opens during the following five years, until 28 March 2003. Except in relation to Gatwick Airport, the term of the licence is 10 years from 28 March 1998. The licence in relation to the Gatwick Airport concession is for the duration of that concession. WH Smith is obliged to pay annual royalties for the trade mark protected territories covered by the licence, at 2.25% of net revenue (except for Gatwick where the royalty rate is 2% of turnover).

There are no other contracts (not being contracts entered into in the ordinary course of business) entered into by any member of the Group which contain any provision under which any member of the Group has any obligation or entitlement which is material to the Group as at the date of this document.

11. PENSIONS

In addition to the schemes described in Part 1, the Group maintains the following arrangements outside the United Kingdom.

Ireland

In Ireland there are two pension schemes. The HMV Group Ireland Pension Scheme (a defined benefit scheme) is a closed arrangement for employees who were previously members of EMI Irish Pension Fund, the WH Smith Pension Trust, and the Hodges Figgis Pension Scheme. Contributions are made at a rate of 11% of salary. The HMV Group Ireland Retirement Plan which is a defined contribution plan open to all current employees. This plan offers the same contribution scales as the Pension Benefit and Saver Sections in the HMV Scheme in the United Kingdom. In addition there is a group life scheme for employees, providing death in service benefits, insured with Swiss Life.

USA

There is a defined contribution 401(K) plan. HMV pays employer's contributions equal to 50% of the employee's contributions up to a maximum of 4% of base salary. HMV pays additional contributions equal to 200% of the executives' contributions to a non-qualifying plan in respect of a small number of executives on the next 2% of base salary.

Canada

There is a Registered Retirement Savings Plan ("RRSP"). Employees are permitted to pay up to a maximum of 10% of their annual salary to the Plan. HMV matches the first 6% of the employee's contributions. There is a supplementary executive arrangement for member contributions in excess of contributions to the RRSP. It also accepts HMV's contributions of 6%.

Australia

Under current legislation, HMV is required to contribute 8% of each employee's basic salary to a managed trust for the benefit of employees. This amount has been increased to 9% with effect from July 2002. HMV contributes at more than the minimum rate required under the legislation for a small number of employees.

Japan

There is a retirement payment scheme providing employees with a lump sum on retirement. The lump sum is based on a defined benefit scale. The scheme is unfunded. Provision is made in the balance sheet each year for the payments. During the current financial year HMV has been accruing 25% of base salary each month for eligible employees.

Hong Kong

There is a defined contribution arrangement. Employees must contribute 5% of their basic salary. HMV pays employers' contributions of 5%, 7.5% or 10%, depending on seniority. HMV guarantees a return of 5% p.a. on members' individual accounts. Alternatively employees can choose to join the Mandatory Provident Fund.

Singapore

Under applicable legislation all employees must be included in the Central Provident Fund. The current minimum payment under the legislation is 10% of basic salary.

12. RELATED PARTY TRANSACTIONS

The Company contracts with EMI on an arms-length basis. Please refer to the details of the agreements with EMI in paragraph 10 of Part 8, and to the section entitled "Principal Shareholders" in Part 1.

13. SIGNIFICANT CHANGE

There has been no significant change in the financial or trading position of the Group since 26 January 2002, being the date to which the accountant's report on the Group has been prepared.

14. WORKING CAPITAL

The Company is of the opinion that, after taking into account the net proceeds it receives from the Global Offer and available bank and other facilities, the Group has sufficient working capital for its present requirements (that is, for at least 12 months from the date of this document).

15. PREMISES

No property of the Group accounts for 10% or more of the Group's annual turnover.

16. LITIGATION AND REGULATORY

16.1 Neither the Company nor any of the Subsidiaries is engaged in any legal or arbitration proceedings nor, so far as the Directors are aware, are any such proceedings pending or threatened against the Company or any of the Subsidiaries which may have or have had during the period of 12 months preceding the date of this document a significant effect on the Group's financial position.

16.2 There are currently four material regulatory investigations into relevant markets in those countries where the Group operates. The Directors' understanding of the nature of these investigations, based on publically available information, is set out below. The Directors do not consider the outcome of the investigations would have any significant effect on its business:

(a) The European Commission is currently investigating into whether the DVD regional coding system prevents EU consumers from benefiting from a broader choice of DVD titles and potentially cheaper prices and so is not compatible with EC competition rules. The Commission is currently reviewing the responses provided in relation to a request for information sent to those companies concerned by the systems. The Group has not received any information requests.

(b) The European Commission is currently investigating into two online music joint ventures, Pressplay (Sony Music Group and Vivendi Universal) and MusicNet (Bertelsmann, EMI Records and AOL Time Warner). The investigation is at a preliminary stage.

(c) The UK's Office of Fair Trading ("OFT") is currently investigating into whether the way in which record companies have responded to imports of cheaper CDs from elsewhere in Europe into the UK amounts to a breach of the UK Competition Act of 1998. Formal notices requiring information went out to seven major record companies, to retailers, including the Group, and wholesalers. In February 2002, the OFT estimated that the investigation would last for six months. However, the inquiry is still ongoing and the OFT states that it is unable to estimate how long the investigation will last.

(d) In the USA there is currently a Department of Justice ("DOJ") investigation into the launch of the two on-line music joint ventures MusicNet (Bertelsmann, EMI Records and AOL Time Warner) and Pressplay (Sony Music Group and Vivendi Universal).

(e) The five major record companies, including Bertelsmann, EMI Records, AOL Time Warner, Sony Music Group and Vivendi Universal, launched a court case against Napster in 1999 for violation of music rights. In spite of Napster's attempts to settle out of court, the case is ongoing. Separately, in February 2002, the Federal Judge in charge of the anti-trust investigation into the licensing practices of the five major record companies in the online music industry, and the launch of their on-line music joint ventures MusicNet and Pressplay, agreed to let Napster gather evidence, ruling that the record companies must hand over to Napster a copy of the documents that they provided to the DOJ. The evidence being gathered is to determine whether the formation of MusicNet and Pressplay and the record companies' licensing practices of digital music violated the antitrust laws. The discovery phase in the latter case is scheduled to last until at least 10 January 2003, implying that no decision on the case is expected until Spring 2003.

17. TAXATION

17.1 UK Taxation

Introduction

The statements set out below are intended only as a general guide to certain aspects of current United Kingdom tax law and practice and apply only to certain categories of shareholders. The summary does not purport to be a complete analysis or listing of all the potential tax consequences of holding Ordinary Shares. Prospective subscribers and purchasers of Ordinary Shares are advised to consult their own tax advisers concerning the consequences under United Kingdom laws of the acquisition, ownership and disposition of Ordinary Shares and in relation to possible changes in law. This summary is based upon United Kingdom law and Inland Revenue practice, all as currently in effect and all subject to change at any time, possibly with retroactive effect.

The taxation position of certain categories of shareholders who are subject to special rules such as dealers in securities, broker-dealers, insurance companies and collective investment schemes is not considered.

The comments set out in this paragraph 17.1 apply only to shareholders who are resident for tax purposes in the United Kingdom (except insofar as express reference is made to the treatment of non-UK residents), who hold Ordinary Shares as an investment and who are the absolute beneficial owners thereof.

Persons who are in any doubt about their tax position, or who are resident or otherwise subject to taxation in a jurisdiction outside the United Kingdom, should consult their own professional advisers.

Taxation of dividends

The United Kingdom tax treatment of dividends paid by the Company should be as follows:

(a) The Company will not be required to withhold tax when paying a dividend.

(b) An individual shareholder who is resident in the United Kingdom for tax purposes and who receives a dividend from the Company should generally be entitled to a tax credit in respect of any such dividend which such shareholder may set off against his total income tax liability on the dividend as set out in the following sub-paragraphs. The tax credit will be equal to 10% of the aggregate of the dividend received and the tax credit (the "gross dividend") (or one-ninth of the net dividend received).

(c) An individual shareholder who is resident in the United Kingdom for tax purposes and who is liable to income tax at the starting or basic rate will be subject to tax on the gross dividend at the rate of 10%, so that the tax credit will satisfy in full such shareholder's liability to income tax on the dividend.

(d) With limited exceptions, an individual shareholder who is resident in the United Kingdom for tax purposes and who is not liable to income tax in respect of the gross dividend will not be entitled to claim repayment from the Inland Revenue of any part of the tax credit. However;

  (i) Tax credits on dividends paid by the Company in respect of shares held in Personal Equity Plans ("PEPs") or Individual Savings Accounts ("ISAs") will be repayable in respect of dividends made on or before 5 April 2004.

  (ii) Charities will be entitled to limited compensation in lieu of repayable tax credits until 5 April 2004.

(e) Other United Kingdom resident individual shareholders (i.e. those liable to higher rate income tax on the dividend) will be subject to tax on the gross dividend at the rate of 32.5% of the gross dividend to the extent that the gross dividend when treated as the top slice of his income falls above the threshold for higher rate tax. The tax credit will be set against but not fully match such shareholder's tax liability on the gross dividend and the shareholder will have to account for additional tax equal to 22.5% of the gross dividend (that is, equal to 25% of the cash dividend received).

(f) A corporate shareholder resident for tax purposes in the United Kingdom will generally not be subject to corporation tax on dividends received from the Company. Such shareholders will not be able to claim repayment of tax credits attaching to dividends.

(g) Shareholders who are resident outside the United Kingdom for tax purposes will not generally be able to claim repayment from the Inland Revenue of any part of the tax credit attaching to dividends paid by the Company, although this will depend on the existence and terms of any double taxation convention between the United Kingdom and the country in which such shareholder is resident. A shareholder resident outside of the United Kingdom might also be subject to foreign taxation on dividend income under local law. A shareholder who is resident outside the United Kingdom for tax purposes should consult his own tax adviser concerning his tax position on dividends received from the Company.

Taxation of capital gains

(a) UK resident shareholders

A disposal of Ordinary Shares by a shareholder who is (at any time in the relevant United Kingdom tax year) resident or, in the case of an individual, ordinarily resident in the United Kingdom for tax purposes may give rise to a chargeable gain or an allowable loss for the purposes of United Kingdom taxation of chargeable gains, depending on the shareholder's circumstances and subject to any available exemption or relief.

(b) Non-UK resident shareholders

A shareholder who is not resident in the United Kingdom for tax purposes but who carries on a trade, profession or vocation in the United Kingdom through a branch or an agency to which the Ordinary Shares are attributable may be subject to United Kingdom taxation on chargeable gains on a disposal of those Ordinary Shares.

A shareholder who is an individual and who has, on or after 17 March 1998, ceased to be resident or ordinarily resident for tax purposes in the United Kingdom for a period of less than five years of assessment and who disposes of Ordinary Shares during that period may also be liable, on his return, to United Kingdom taxation of chargeable gains (subject to any available exemption or relief).

United Kingdom Inheritance Tax

The Ordinary Shares will be assets situated in the United Kingdom for the purposes of United Kingdom inheritance tax. A gift of such assets by, or the death of, an individual holder of such assets may (subject to certain exemptions and reliefs) give rise to a liability to United Kingdom inheritance tax even if the holder is neither domiciled in the United Kingdom nor deemed to be domiciled there under certain rules relating to long residence or previous domicile. For inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift and particular rules apply to gifts where the donor reserves or retains some benefit.

Special rules also apply to close companies and to trustees of settlements who hold Ordinary Shares, bringing them within the charge to inheritance tax. Shareholders should consult an appropriate professional adviser if they make a gift of Ordinary Shares of any kind or intend to hold any Ordinary Shares through trust arrangements.

Stamp Duty and SDRT

The stamp duty and SDRT treatment of the subscription or purchase of Ordinary Shares under the Global Offer will be as follows:

(a) The Company has been advised that the issue of Ordinary Shares (and the issue of definitive share certificates by the Company) direct to persons acquiring Ordinary Shares pursuant to the Global Offer will not be liable to stamp duty or SDRT.

(b) The transfer of the shares sold by the Selling Shareholders under the Global Offer will give rise to a liability to stamp duty and/or SDRT at a rate of 0.5% of the Offer Price in respect of such shares (in the case of stamp duty, rounded up to the nearest multiple of £5). The Selling Shareholders have agreed to meet such liability.

The stamp duty and SDRT treatment of a subsequent transfer of Ordinary Shares will be as follows:

(a) Stamp duty at the rate of 0.5% of the amount or value of the actual consideration given (rounded up to the nearest multiple of £5) is payable on an instrument transferring Ordinary Shares. A charge to SDRT will also arise on any unconditional agreement to transfer Ordinary Shares (equal to 0.5% of the amount or value of the consideration payable). However, if within six years of the date of the agreement becoming unconditional, an instrument of transfer is executed pursuant to the agreement and stamp duty is paid on that instrument, any SDRT already paid will be refunded (generally, but not necessarily, with interest) provided that a claim for payment is made, and any outstanding liability to SDRT will be cancelled. The liability to pay stamp duty or SDRT is generally satisfied by the purchaser or transferee.

(b) Paperless transfers of Ordinary Shares within CREST are generally liable to SDRT, rather than stamp duty, at the rate of 0.5% of the amount or value of the consideration payable. CREST is obliged to collect SDRT on relevant transactions settled within CREST.

(c) No stamp duty or SDRT will arise on a transfer of shares into CREST for conversion into uncertified form, unless such transfer is made for a consideration in money or money's worth, in which case a liability to SDRT will arise, usually at the rate set out in (b) above.

The above statements are intended as a general guide to the current position. Special rules apply to certain categories of person including intermediaries and persons connected with depositary arrangements and clearance services. In addition, certain categories of person may, although not primarily liable for the tax, be required to notify and account for SDRT under the Stamp Duty Reserve Tax Regulations 1986.

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18. INSURANCE

The Directors consider that the Group carries satisfactory insurance cover in relation to those commercial risks in respect of which the Group might normally be expected to hold insurance cover.

19. INTELLECTUAL PROPERTY

19.1 Trade Marks

HMV

HMV's music retail stores carry the HMV name, which has become an important asset of the business. Various trade mark registrations and applications for the acronym "HMV" and the dog and trumpet logo in various forms and combinations in certain jurisdictions around the world are currently owned by various EMI group companies and licensed to HMV but the EMI group companies have agreed to transfer ownership of these trade marks to HMV (IP) Limited, conditional upon Admission, for a consideration of £2,000,000 payable over time. HMV does not use the dog and trumpet logo on store signage outside Europe or in relation to its transactional websites for Canada and Japan.

The HMV acronym is at present registered (currently in the name of EMI group companies) in Ireland, Canada, Hong Kong, Singapore, Australia, Germany, the United States and the United Kingdom. A further application for the HMV acronym has been made in Singapore. The dog and trumpet logo is registered in various forms in the United Kingdom, Ireland, Germany, Singapore and Australia and there is also a Community Trade Mark registration. A Community Trade Mark application has been made for the HMV acronym and applications have been made for both the HMV acronym and dog and trumpet logo in various other countries, including India.

As part of the arrangements under which the trade marks are to be assigned by the EMI group company proprietors to HMV (IP) Limited, the latter has agreed to grant to EMI Group plc and its subsidiaries, also conditional upon Admission an irrevocable, perpetual (except in certain circumstances) and royalty free licence to use the dog and trumpet logo in picture form on physical sound recordings (including as a record label) and audio-visual recordings relating to musical performances and associated promotional material on an exclusive basis and sole use of that logo in relation to electronic transmission, including on the Internet but only for the purpose of promoting EMI's sound recordings and for digital downloading activities linked to the relevant EMI recordings. EMI retains exclusivity over use of the HMV acronym and the dog and trumpet logo as a record label, and in the case of "His Master's Voice" also in relation to music publishing. However HMV has certain rights to use the HMV acronym as an "own brand" record label. HMV does not use "His Master's Voice" and the effect of the licence is that it will not have that right.

In Japan the HMV acronym is used with the consent of the Victor Company of Japan, Limited ("JVC"). This consent is not documented in detail but has been in operation for several years. Further details are set out below.

JVC has registered trade marks for the HMV acronym, for various forms of the dog and trumpet logo and also for the "Nipper" dog featured in that logo in Japan. JVC has consented to use in Japan of the HMV acronym by HMV provided that it is always accompanied by "proper words or phrases showing the name of the stores and providing that no association is made with the dog and trumpet logo or the words 'His Master's Voice'". The use of the HMV acronym on products and promotional items in Japan requires the prior consent of JVC.

The JVC consent is not expressed to be limited in time, but nor is it expressed to be irrevocable. It may be terminable on reasonable notice. However it has been in place for over 12 years and the Directors do not believe that there is any reason why JVC should seek to terminate HMV's use of the HMV acronym in Japan.

In Japan, HMV uses a different dog image in advertising and in in-store promotions (but not on store fascia). JVC has acknowledged this use of a dog image.

Under a separate arrangement, HMV Japan pays a royalty to JVC for each product imported into Japan where those products already bear the HMV acronym, the dog and trumpet logo or the words "His Master's Voice".

The General Electric Company ("GE") has rights in North America and elsewhere in the dog and trumpet logo and the words "His Master's Voice". In view of this, HMV does not use the dog and trumpet logo in relation to its stores in North America. GE is believed to have granted a licence to Bertelsmann Music Group ("BMG") for recorded music, and to Thomson for consumer electronics products.

Both BMG and JVC are believed to use the dog and trumpet logo in relation to recorded music, including on the Internet.

GE has acknowledged the use by HMV in North America of the HMV acronym providing that it is used in a way which does not associate the HMV mark with the dog and trumpet logo or the words "His Master's Voice". The Directors do not believe that there is any reason why HMV's use of the HMV acronym in relation to its stores in North America should be challenged.

A licence to use the HMV acronym and dog and trumpet logo has been granted by EMI to The Gramophone Company of India Limited based in India to use the HMV acronym and dog and trumpet logo in relation to the goods in class 9 for which these marks are registered in India. EMI also consented to use by JVC of the dog and trumpet logo in France in connection with its planned business activities in that country. HMV, as owner of the relevant trade marks, has agreed to honour the pre-existing licences.

HMV Group plc is the registered proprietor of the "Videozone" trade mark in the United Kingdom. It is also the registered proprietor of the HMV Group plc "crystal" logo in the United Kingdom.

A group company is the registered proprietor of the "Hatchards" trade mark in Australia, Germany, Hong Kong, Ireland, Japan, the US and the United Kingdom and the "Hodges Figgis" trade mark in Ireland. A group company has a trade mark registration in the United Kingdom for the trade mark "Top Dog" and HMV Group plc is the owner of a registration for this mark in Australia.

Waterstone's

Various trade marks cover different versions of the Waterstone's name, as follows. Waterstone's Booksellers Limited is the registered proprietor of the "Waterstone's Booksellers" trade mark and logo and the "Waterstone's Booksearch" trade mark in the United Kingdom. It also owns the "Waterstone Company" trade mark and logo in Germany, the Benelux, France and Switzerland. There is also a Community Trade Mark registration for the "Waterstone's" trade mark and logo which is also registered in New Zealand, Malaysia and Australia. A Community Trade Mark application for the "Waterstone's" name alone is pending.

In addition, Waterstone's Booksellers Limited has made applications to register the "Waterstone's" trade mark in the Benelux and the "Waterstone's" trade mark and device in India.

Domain names
Various domain names have been registered which incorporate the HMV acronym either alone or in conjunction with other words, such as "hmvonline", including registrations for www.hmv.com, www.hmvrecords.com and www.hmvonline.com.

20. CONSENTS

20.1 UBS Warburg Ltd. has given and not withdrawn its consent to the inclusion in this document of the letter set out in Part 6 and its name in the form and context in which it appears having also authorised the contents of such letter for the purposes of regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

20.2 Salomon Brothers International Limited has given and not withdrawn its consent to the inclusion in this document of the letter set out in Part 6 and its name in the form and context in which it appears having also authorised the contents of such letter for the purposes of regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

20.3 Ernst & Young LLP, independent accountants, has given and not withdrawn its consent to the inclusion of the Accountants Report in Part 4 and the letters set out in Parts 5 and 6, and its name in the form and context in which it appears, having also authorised the contents of the Accountants' Report and such letters for the purposes of regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

21. GENERAL

[TEXT INTENTIONALLY OMITTED]

21.2 The Company will pay certain costs and expenses of, and incidental to, the Global Offer including all accountancy and legal fees, the fees of the Underwriters under the Underwriting Agreement, the application for Admission and all printing costs. Such aggregate costs and expenses are estimated to amount to £24.0 million (exclusive of VAT).

21.3 The Company intends to use the net proceeds received from the Global Offer as to an estimated £246.8 million for the purchase of the Notes pursuant to the Tender Offer and the legal defeasance of any remaining Notes and as to £107.3 million for the redemption of the senior preference shares (assuming no conversion of such shares into Ordinary Shares). The Company intends to use the balance of the net proceeds for working capital. Pursuant to the HMV Acquisition Agreement dated 25 February 1998, a sum of £25 million will become payable to EMI on Admission and a further £25 million will be payable in full if the Offer Price is set within or above the Offer Price Range.

21.4 The maximum number of shares which would be offered under the Global Offer at the lowest point in the Offer Price Range (but assuming no exercise of the Over-allotment Option) is 276,315,789.

21.5 The Offer Shares have a nominal value of £0.01 each and, on the basis that the Offer Price is set at the mid-point of the Offer Price Range, the premium on issue will be 204 pence per share.

21.6 Any dividend on the Offer Shares will be paid by the registrars of the Company (Computershare Investor Services PLC) as paying agents for the Company to those holders of Ordinary Shares on the relevant register of members on the record date for payment of such dividend.

21.7 The financial information included in this document does not constitute statutory accounts within the meaning of Section 240(5) Companies Act. Statutory accounts for each financial year since incorporation to 28 April 2001 have been delivered to the Registrar of Companies and the Company's auditors have made a report under Section 235 Companies Act in respect of each of those statutory accounts and each such report was an unqualified report.

21.8 Save for responsibility which may be imposed on them by statute or regulation, neither EMI nor the Advent Funds accept any responsibility for the contents of this document (which has been prepared by the Company) other than references to them and their relationship with the Company contained herein.

22. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours on any business day at the offices of Mayer, Brown, Rowe & Maw, 11 Pilgrim Street, London EC4V 6RW, up to and including 9 May 2002:

(a) the existing Memorandum and Articles of Association and the new Articles of Association proposed to be adopted conditional upon Admission;

(b) the audited consolidated accounts of the Company and the Subsidiaries for the two financial years ended 28 April 2001;

(c) the report by Ernst & Young LLP set out in the Accountant's Report in Part 4 and the statements of adjustments in relation thereto and the letters in Part 5;

[TEXT INTENTIONALLY OMITTED]

(e) the material contracts referred to in paragraph 10 above;

(f) the service contracts and letters of appointment referred to in paragraph 8 above;

(g) the letters of consent referred to in paragraph 20 above; and

(h) the rules of the share incentive schemes referred to in paragraph 4 above.

Dated: 24 April 2002

21.7 The financial information included in this document does not constitute statutory accounts within the meaning of Section 240(5) Companies Act. Statutory accounts for each financial year since incorporation to 28 April 2001 have been delivered to the Registrar of Companies and the Company's auditors have made a report under Section 235 Companies Act in respect of each of those statutory accounts and each such report was an unqualified report.

21.8 Save for responsibility which may be imposed on them by statute or regulation, neither EMI nor the Advent Funds accept any responsibility for the contents of this document (which has been prepared by the Company) other than references to them and their relationship with the Company contained herein.

22. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours on any business day at the offices of Mayer, Brown, Rowe & Maw, 11 Pilgrim Street, London EC4V 6RW, up to and including 9 May 2002:

(a) the existing Memorandum and Articles of Association and the new Articles of Association proposed to be adopted conditional upon Admission;

(b) the audited consolidated accounts of the Company and the Subsidiaries for the two financial years ended 28 April 2001;

(c) the report by Ernst & Young LLP set out in the Accountant's Report in Part 4 and the statements of adjustments in relation thereto and the letters in Part 5;

[TEXT INTENTIONALLY OMITTED]

(e) the material contracts referred to in paragraph 10 above;

(f) the service contracts and letters of appointment referred to in paragraph 8 above;

(g) the letters of consent referred to in paragraph 20 above; and

(h) the rules of the share incentive schemes referred to in paragraph 4 above.

Dated: 24 April 2002

Part 9 – Definitions and glossary

Definitions

The following definitions apply throughout this document unless the context otherwise requires:

"1998 ESOS"	the HMV Media Group plc Senior Executive Share Option Scheme, details of which are set out in paragraph 4.4 of Part 8
"2002 ESOS"	the HMV Group plc 2002 Executive Share Option Scheme, details of which are set out in paragraph 4.6 of Part 8
"Admission"	admission of all of the Ordinary Shares, issued and to be issued, to listing on the Official List of the UK Listing Authority in accordance with the Listing Rules and to trading on the London Stock Exchange's market for listed securities
"Advent"	Advent International Corporation
"Advent Funds"	Global Private Equity III Limited Partnership, Global Private Equity III-A Limited Partnership, Global Private Equity III-B Limited Partnership, Global Private Equity III-C Limited Partnership, Advent PGGM Global Limited Partnership, Advent Global GECC III Limited Partnership, Advent Partners GPE III Limited Partnership, Advent Partners (NA) GPE – III Limited Partnership, Oakstone Ventures Limited Partnership, GPE III-A Co-Investment Fund Limited Partnership, Advent Partners Limited Partnership and Advent Euro Italian Direct Investment Program
"Advent Investors"	the Advent Funds and the following unaffiliated investors who are not connected with the Advent Funds: Abu Dhabi Investment Authority, DBS Nominees Private Limited, HarbourVest International Private Equity Partners III Direct Fund Partnership., Innoventure Capital A.G., NIB Capital Private Equity N.V., Yosemite Investors LP, and Squam Lake III Limited Partnership (Bain & Co., USA), Bain Invest III (Bain & Co., Germany), JP Morgan Capital Corporation, JP Morgan 60 Wall Street Fund Limited Partnership and Quilvest European Equity Limited.
"Amazon"	amazon.com Int'l Sales, Inc. trading as amazon.co.uk
"Articles of Association" or "Articles"	the proposed articles of association of the Company to be adopted upon Admission
"Board" or "Directors"	the board of directors of the Company from time to time
"Bonus Issue"	the proposed bonus issue of Ordinary Shares referred to in paragraph 3.2(c)(iv) of Part 8
"Companies Act"	the Companies Act 1985, as amended
"Company"	HMV Group plc
"CREST"	the relevant system (as defined in the Regulations) operated by CRESTCo
"CRESTCo"	CRESTCo Limited
"Director"	any of the directors of the Company
"EBITDA"	earnings (losses) before interest, taxation, depreciation, amortisation and exceptional items
"EBITDAR"	earnings (losses) before interest, taxation, depreciation, amortisation, restructuring costs and exceptional items

"EMI"	EMI Group plc
"EMI Fund"	the EMI Group Pension Fund
"EMI Lease Indemnity"	the deed of indemnity described in paragraph 10(k) of Part 8, as amended up to the date of this document
"EMI Revolving Credit Facility"	a facility provided pursuant to the EMI Revolving Credit Facility Agreement
"EMI Revolving Credit Facility Agreement"	the agreement described in paragraph 10(d) of Part 8, as amended up to the date of this document
"ERISA"	Employment Retirement Income Security Act
"Exchange Act"	the US Securities Exchange Act of 1934, as amended
"Existing Intercreditor Deed"	the intercreditor deed described in paragraph 10(c) of Part 8, as amended up to the date of this document
"Existing Senior Facilities"	the facilities made available under the Existing Senior Facility Agreement
"Existing Senior Facility Agreement"	the senior facility agreement described in paragraph 10(b) of Part 8, as amended up to the date of this document
"GEBT"	the Company's General Employee Benefit Trust, details of which are set out in paragraph 4.8 of Part 8
"Global Offer"	the offer of Ordinary Shares, issued and to be issued, described in this document comprising the Institutional Offer and the Intermediaries Offer (but excluding the Overallotment Option)
"HMV"	the recorded music retailing division of the Group
"HMV Acquisition Agreement"	the agreement described in paragraph 10(h) of Part 8
"HMV Group" or "Group"	the Company and the Subsidiaries
"HMV Scheme"	the HMV Media Group Pension Scheme
"HIPS"	the HMV Group plc Incentive Plan for Senior Executives, details of which are set out in paragraph 4.5 of Part 8
"IFPI"	International Federation of the Phonographic Industry
"Inland Revenue"	the UK national taxation authority
"Intermediaries Offer"	the offer of Ordinary Shares to certain Intermediaries for application on behalf of their UK clients and certain eligible employees of HMV Group
"Intermediaries"	member firms of London Stock Exchange who are independent of the Joint Global Co-ordinators
"Institutional Offer"	the offer of Ordinary Shares to certain institutional investors in the United Kingdom, QIBs in the United States and certain institutional investors in the rest of the world
"Internet"	an international network of computers linked by telephony systems using a common communication protocol
"Joint Global Co-ordinators"	UBS Warburg and Schroder Salomon Smith Barney
"Joint Sponsors"	UBS Warburg and Schroder Salomon Smith Barney
"junior preference shares"	the junior redeemable preference shares of £0.01 each in the capital of the Company
"London Stock Exchange"	London Stock Exchange plc

"LIBOR"	London Interbank Offer Rate
"Listing Rules"	the listing rules issued by the UK Listing Authority
"like-for-like sales"	sales from the like for like store portfolio, being those stores open since at least the beginning of the previous financial year and not expanded or downsized in that time
"Management Selling Shareholders"	those members of the senior management who are selling existing Ordinary Shares in the Global Offer
"Model Code"	the model code on directors' dealings in securities, as set out in the appendix to Chapter 16 of the Listing Rules (as amended from time to time)
"New Intercreditor Deed"	the intercreditor deed or agreement described in paragraph 10(f) of Part 8
"New Senior Facilities"	the term and revolving credit (including letter of credit) facilities to be made available under the New Senior Facility Agreement
"New Senior Facility Agreement"	the facility agreement described in paragraph 10(e) of Part 8
"Notes"	the £135,000,000 principal amount of the 10.875% senior subordinated notes due 2008 and the US$125,000,000 principal amount of 10.250% senior subordinated notes due 2008, of the Company, details of which are set out in paragraph 10(g) of Part 8
"OC&C"	OC&C Strategy Consultants

[TEXT INTENTIONALLY OMITTED]

"Ordinary Shares"	the ordinary shares of £0.01 each in the capital of the Company.
"preferred ordinary shares"	the convertible 'A' preferred ordinary shares of £0.01 each of the convertible 'B' preferred ordinary shares of £0.01 each, in the capital of the Company
"Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755)
"returns rights"	the right to return unsold stock to suppliers
"Saihan Agreement"	an agreement which applies to all Japanese produced sound formats, containing repertoire of whatever origin which ensures for a period following release a uniform retail price (as dictated by record companies) of approximately ¥3,200 for CDs and ¥1,200 for cassettes.
"SDRT"	Stamp Duty Reserve Tax
"SIP"	the HMV Group plc Share Incentive Plan, details of which are set out in paragraph 4.7 of Part 8
"SEC"	the US Securities and Exchange Commission
"Securities Act"	the US Securities Act of 1933, as amended

"Selling Shareholders"	Advent Investors, EMI and Management Selling Shareholders
"Senior Facilities Refinancing"	the proposed prepayment of the Existing Senior Facilities described in paragraph 10(b) of Part 8
"senior preference shares"	the 12.875% senior cumulative redeemable 'A' preference shares of $1 each, the 12.875% senior cumulative redeemable 'B' preference shares of $1 each and the 12.875% senior cumulative redeemable 'C' preference shares of £0.615 each, in the capital of the Company
"Schroder Salomon Smith Barney"	the tradename of Salomon Brothers International Limited (which is acting as Joint Sponsor) and Salomon Brothers U.K. Equity Limited (which is acting as joint global coordinator). Schroder is a trademark of Schroders Holdings plc and is used under license by Salomon Brothers International Limited and Salomon Brothers U.K. Equity Limited
"Subsidiaries"	those subsidiaries of the Company set out in paragraph 5 of Part 8
"Tender Offer"	the tender offer in respect of the Notes described in paragraph 10(g) of Part 8
"Tender Offer Consent Date"	subject to extension by the Company, 5 pm New York City time on 2 May 2002
"Tender Offer Consent Payment"	the additional Consent Payment of (for Sterling Notes) £20 per £1,000 tendered or (for Dollar Notes) $20 per $1,000 tendered which is payable under the Tender Offer in respect of Notes tendered prior to the Tender Offer Consent Date
"Tender Offer Expiration Date"	subject to extension by the Company, 5 pm New York City time on 14 May 2002
"Tender Offer Statement"	the Offer to Purchase and Consent Solicitation Statement issued on 16 April 2002 by the Company in relation to the Notes
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland
"UK Listing Authority"	the Financial Services Authority in its capacity as the competent authority for the purposes of the Financial Services and Markets Act 2000
"Underwriters"	the banks and financial institutions that are parties to the Underwriting Agreement
"Underwriting Agreement"	the sponsorship and underwriting agreement described in paragraph 9 of Part 8
"UK GAAP"	the accounting principles generally accepted in the United Kingdom
"US" or "United States"	the United States of America, its territories and possessions, any state of the United States and the District of Columbia
"US GAAP"	the accounting principles generally accepted in the United States
"VAT"	the tax imposed by the Value Added Tax Act 1994 and any secondary legislation thereunder
"Waterstone's"	the book retailing division of the Group

Glossary

CD	Compact Disc
CD burning	recording of data (including music and images) onto blank recordable CD
CIN	Chart Information Network
DVD	Digital Versatile Disc
games	video game console hardware and software, and personal computer software
music	CDs, pre-recorded audio cassettes, vinyl and minidisc
P2P	peer-to-peer infrastructure
VCD	Video Compact Disc
VHS	Video Home System
video	software, comprised of VHS, VCD, DVD and laserdisc

HMV GROUP PLC AND SUBSIDIARIES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorised.

HMV GROUP PLC

By: [signature]

Name: Graham Howell

Title: Company Secretary

Dated: 6 May, 2002